Form 10-K, Exhibit 13
period 1993-12-31
STANHOME INC
filed 1994-03-30
CIK 93542

                                                      EXHIBIT 13

  STANHOME INC.
                                                                     Percentage
                                                                      Increase
FINANCIAL HIGHLIGHTS                               1992      1993    (Decrease)
 (In millions, except per share amounts)
Net sales                                          $744      $751        1%
Restructuring cost                                    -        17        -
Operating profit                                     83        66      (21%)
Net income before taxes                              87        66      (24%)
Net income after taxes                               47        33      (29%)
Working capital                                     161       159      ( 1%)
Total assets                                        416       430        3%
Shareholders' equity                                257       254      ( 1%)
Return on average shareholders' equity              19%       13%
Per share data:
 Net income fully diluted                         $2.32     $1.67      (28%)
 Dividends declared                                $.96     $1.00        4%
 Shareholders' equity at December 31             $12.99    $13.12        1%
 Average number of shares fully diluted           20.16     19.79      ( 2%)
 Number of shares outstanding at December 31      19.77     19.39      ( 2%)

     SALES
In Million Dollars
(Graphic Material Omitted)
Year  1989              $571
      1990               676
      1991               710
      1992               744
      1993               751

     OPERATING PROFIT
    In Million Dollars
(Graphic Material Omitted)
Year  1989              $ 80
      1990                88
      1991                79
      1992                83
      1993                66

     EARNINGS PER SHARE
FULLY DILUTED NET INCOME
       In Dollars
(Graphic Material Omitted)
Year  1989              $2.23
      1990               2.54
      1991               2.21
      1992               2.32
      1993               1.67

     RETURN ON EQUITY
         Percent
(Graphic Material Omitted)
Year  1989              29%
      1990              27%
      1991              20%
      1992              19%
      1993              13%


Stock Market, Dividend and Shareholder Information

                        1992
                               Market Price
                               ------------

Quarter        Dividend        High     Low
- -------------------------------------------
First            $.23          $42      $32
Second            .23           36       32
Third             .25           38       30
Fourth            .25           36       31

                        1993
                               Market Price
                               ------------
Quarter        Dividend        High     Low
- -------------------------------------------
First            $.25          $35      $31
Second            .25           32       27
Third             .25           30       26
Fourth            .25           35       27

     Stanhome's Common Stock is traded on the New York and Pacific stock exchanges (Symbol: STH). The table shows for the indicated periods dividends paid and the high and low price range rounded to the nearest whole number (half numbers are rounded down). (Source: New York Stock Exchange Composite Tape.) As of December 31, 1993, there were 3,723 record holders of the Common Stock.
                                     1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


     The following discussion gives more depth on Stanhome's financial condition and results of operations. You will probably find it helpful to have first read the financial statements, accompanying notes and the financial highlights of recent years.


     RESTRUCTURING PROGRAM: In the second quarter of 1993, the Company incurred a restructuring charge of $17 million pre-tax, $11.5 million after tax, or $.58 per share. The restructuring program takes advantage of consolidation opportunities principally in the distribution and administrative functions within the Company to achieve future operating efficiencies and savings. It is expected to include a reduction of approximately 10% of the Company's worldwide work force of 4,500. The program is expected to be virtually completed by the end of 1994. When completed, future annual cost savings are expected to be approximately $11 million pre-tax, $7 million after tax, or $.35 per share. Part of the savings generated by the program will be used to build the Company's profitability, as well as enhance the Company's flexibility to capitalize on attractive growth opportunities. The charge includes $9.7 million for severance, $4.8 million for facilities closing and moving, $1.7 million write down of current assets, and $.8 million write down of net fixed assets.


SEGMENT SALES AND OPERATING PROFIT

GIFTWARE

     Enesco Worldwide Giftware Group sales increased 5% in 1993 due to new product introductions and continued growth in collectible licensed lines. The Precious Moments product line continued to be Giftware's most important line and accounted for 46% of sales in 1993 versus 49% in 1992. A 6% sales increase in the United States, which represents 88% of total group 1993 sales, was partially reduced by a sales decrease from international operations, due principally to unfavorable currency translation rates versus 1992. Excluding the Giftware restructuring charge of $4 million, operating profit increased 9% and benefited from a lower percentage of selling, general and administrative expenses in the United States and Canada. Operating results from Europe and Australia decreased on the lower sales volume and caused total cost of sales of the Group to increase slightly as a percentage of sales in 1993 versus 1992. Giftware incurred a restructuring charge in 1993 to turn the Australian subsidiary (1993 sales of $2.5 million and operating loss of $1.1 million) into a distributorship and to consolidate into the Elk Grove Village, Illinois location certain other U.S. operations in order to improve service and efficiencies. The fourth quarter Giftware percentage increase in sales and operating profit was higher than the third quarter due to seasonality and due to delivery of collectible products from the Far East. Giftware's sales mix has been shifting to more collectible licensed lines which are generally on back order and shipped when received versus shipped from existing inventory. As such, quarterly results can be impacted by delays and/or improvement in deliveries. Effective July 1, 1993, a new license agreement with Precious Moments, Inc. commenced, which extended the term of the license and increased the royalty rates of Precious Moments licensed product sales.
The percentage royalty rate increases between 1993 and 1996 totaling approximately 3% of licensed sales are expected to be recovered through price increases and cost reductions.

     Enesco Worldwide Giftware Group sales increased 6% in 1992 due to new product introductions and growth in collectible licensed lines. The Precious Moments product line continued to be Giftware's most important line and accounted for 49% of sales in 1992 versus 53% in 1991. The sales increase combined with a lower percentage of selling, general and administrative expense resulted in a 7% increase in operating profit. Total results were reduced, in part, by lower sales and operating performances in Australia and Canada due to very weak economic conditions in those markets.


DIRECT RESPONSE

     Hamilton Worldwide Direct Response Group sales improved 35% due principally to unit volume increases in plates in the United States, which benefited from exceptional response to new licensed lines and to the expansion of ship-on-credit programs which have a much higher net sales response rate. Plate sales represented 51% of sales in 1993 and 38% in 1992. The rate of sales increase in 1994 is expected to be less than 1993 as the ship-on-credit plate programs become more comparable with 1993. Operating profit increased 42% and increased as a percentage of sales due to a lower percentage of selling, general and administrative expenses which benefited from the impact of higher sales on fixed costs. Cost of sales increased as a percentage of sales due to sales mix. International results which account for 10% of 1993 sales decreased compared to 1992 due principally to unfavorable currency translation rates versus 1992.

     Hamilton Worldwide Direct Response Group sales and operating profit in 1992 increased 20% due to volume increases in all product categories, principally in the United States. A 2% improvement in gross margin from higher volumes and product mix was offset by higher provisions for bad debts resulting from increased ship-on-credit sales.

     In the United States, sales taxes are only collected in those states where Hamilton has a physical presence. Following a recent U.S. Supreme Court decision supporting this principle, several states have increased efforts to collect sales tax from their residents on out-of-state mail order purchases and legislation has been introduced in the U.S. Senate to override the Supreme Court's decision on this issue. If Hamilton had to collect sales taxes in all states, it would result in increased administrative cost of doing business.


DIRECT SELLING

     Worldwide Direct Selling Group sales decreased 15% due to lower unit volumes and unfavorable currency translation rates in 1993 compared to 1992. Excluding the Direct Selling restructuring charge of $13 million, operating profit decreased 27%, reflecting the impact of lower sales on fixed costs combined with a higher percentage of selling, general and administrative expense.

     European Direct Selling sales, which represent 71% of the total group 1993 sales, decreased 20% due to local currency declines, reflecting the poor economic conditions, and to unfavorable currency translation rates in 1993 compared to 1992. European local currency 1993 sales and operating profit translated at 1992 average exchange rates would have resulted in a 5% sales decrease and a 15% operating profit decrease. Italian value-added sales tax and, in some cases, income tax issues concerning the Italian independent Dealers, as well as registration taxes imposed by the government which affect the Dealer force, have caused Dealers to leave and potential recruits to decline to join. During 1993, these conditions persisted as Dealers continued to receive personal tax assessments. The Company will continue to assist Dealers in their defense of the claims, by making payments of legal expenses, advancing amounts for tax deposits, or making payments of settlements where this is more cost effective than potential litigation costs, so as to protect its Dealer force and its ability to recruit and retain future Dealers. These payments have not been material. The European operations incurred a restructuring charge in 1993 to close subsidiaries in Germany and Portugal, eliminate three distribution centers and to reduce work force levels. The 1993 combined sales and operating losses of Germany and Portugal were $1.1 million and $.9 million, respectively.

     Excluding the 1992 results of the Brazilian subsidiary, which was sold during the third quarter of 1992, Latin American Direct Selling sales and operating profit increased during 1993. For 1992, Brazilian sales were $1.9 million with an operating loss of $1.1 million.

     Sales for the U.S. Direct Selling operations decreased and an operating loss was recorded prior to restructuring. The United States operations incurred a restructuring charge to close the Industrial Division, the Gift Gallery Division, two distribution centers, to eliminate self-manufacturing and to reduce work force levels. The 1993 combined sales and operating loss of the Gift Gallery and the Industrial Divisions were $3.9 million and $.9 million, respectively.

     Worldwide Direct Selling Group sales for 1992 were level with 1991 and operating profit increased 1%. Operating profit in 1991 was reduced by a $2.2 million restructuring charge to reduce future costs. During the third quarter of 1992, the Brazilian subsidiary was sold due to continued losses. Total 1992 sales and operating loss for Brazil prior to its sale were $1.9 million and $1.1 million, respectively. In 1991, Brazil had sales of $11.1 million and an operating loss of $.7 million. Comparable 1992 Direct Selling sales increased 3% and operating profit decreased 5% after adjusting for the exclusion of the discontinued Brazilian results for both years and the 1991 restructuring charge. Sales increased from new product introductions and price increases, while volume decreased. Margin improvement from the 1991 restructuring in the United States and Italy was offset by reduced margins from Latin America and other European countries due to higher selling and marketing expenses that did not produce a corresponding sales increase.

     European Direct Selling 1992 sales increased 2% and operating profit, excluding the restructuring charge in 1991, decreased 6%. Poor economic conditions in Europe continued to impact results. Exchange rates for 1992 versus 1991 did not have a material impact on the total year results; however, fourth quarter 1992 exchange rates reduced fourth quarter 1992 results compared to 1991. Italian value-added sales tax and, in some cases, income tax issues concerning the Italian independent Dealers, as well as registration taxes imposed by the government which affect the Dealer force, have caused Dealers to leave and potential recruits to decline to join. These conditions were particularly acute during 1991. Excluding Brazil, Latin American sales were level with 1991 but operating profit decreased 36% to $1.5 million due to higher selling, general and administrative expense combined with slowing economic conditions, particularly in Mexico. Sales for the U.S. direct selling operations increased 10% from new product introductions, volume growth and price increases. The 1991 operating loss of $1.3 million, excluding restructuring, improved to a break-even due to the higher sales and the benefits from the restructuring in 1991.

GENERAL CORPORATE EXPENSE represented 1% of sales in 1993, 1992 and 1991.


INTEREST EXPENSE AND OTHER INCOME, NET

     Interest income and interest expense in 1993 and 1992 both decreased from the prior year due to lower rates, to lower levels of investments in Europe and to lower levels of borrowings in the United States. Net exchange gains in 1992 increased due to fluctuations in currency rates. Other assets amortization increased in 1993 and 1992 due to higher goodwill amortization resulting from acquisitions. Net gains on the sale of assets in 1992 was principally from a gain of $1.7 million, net of anticipated relocation and restructuring charges, from the sale of the Company's Direct Selling Brazilian manufacturing, warehouse and distribution facility in the first quarter of 1992 and the subsequent sale in August of the Brazilian company's stock for a nominal value but at a loss. The book value of the sold facility was $1.8 million. On the stock sale, total assets sold approximated the liabilities. The book value of assets sold was $1.8 million, comprised of $1.3 million of working capital and $.5 million of net plant and equipment and other assets.


INCOME TAXES

     The effective tax rate for 1993 increased to 50% due to the impact of the restructuring charge. The tax benefit of $5.5 million, or 32% of the $17 million restructuring charge, was limited by the inability to fully receive tax benefits for all of the charges in certain international locations. Excluding the restructuring charge, the effective tax rate was 46%, the same as 1992. Increased statutory rates in 1993 for the United States and international were offset by a favorable earnings mix with a higher ratio of United States income which has a lower rate.

     The effective tax rates were 46% for 1992 compared to 44% for 1991. The 1992 effective tax rate increased due to higher taxes imposed by the Italian government, to subsidiaries in loss positions with no tax benefits and to earnings mix from the various international business segments.




INFLATION, CHANGING PRICES AND ECONOMIC CONDITIONS

     Although the Company's operations are affected by general economic trends, inflation and changing prices did not have a material impact on 1993 and 1992 results compared to prior years for operations in Europe and North America. Operations in Latin America, particularly Venezuela, have experienced highly inflationary economies with rapidly changing prices in local currencies. These conditions, with the resulting adverse impact on local economies, have made it difficult for operations in these locations to achieve adequate operating margins. In addition, the strengthening of the dollar versus Latin American currencies has resulted in lower U.S. dollar results for these operations. European operations were unfavorably impacted by lower currency translation rates in 1993 compared to 1992. European operations were not significantly impacted by translation rates in total for 1992, however, fourth quarter currency rates were unfavorable compared to 1991. The value of the U.S. dollar versus Asian currencies has resulted in higher costs of imported products, which resulted in selling price increases in 1992 and 1991. The value of the U.S. dollar versus international currencies where the Company conducts business will continue to impact the future results of these businesses. In addition to the currency risks, the Company's international operations, including sources of imported products, are subject to the risks of doing business abroad including import or export restrictions and changes in economic and political climates.


FINANCIAL CONDITION

     The Company has historically satisfied its capital requirements with internally generated funds and short-term loans. Working capital requirements fluctuate during the year and are generally greatest during the third quarter.

     The major source of funds from operating activities was net income. Net accounts receivable increased 15% in 1993 compared to 1992 due to increased sales volumes, extended credit in giftware to provide customers better service and competitive terms, and to a higher percentage of direct response products, particularly plates, sold on credit. Extended credit terms to customers has been a very effective means to increase sales and profits and will continue to be utilized in the future. Net accounts receivable increased 2% in 1992 following the sales increase. The reserve for allowance for doubtful accounts was increased 27% in 1993 and 12% in 1992 to provide for the additional exposure. Inventories decreased 21% in 1993 following the Company's effort to improve inventory turns and customer deliveries. Lower currency translation rates in 1993 versus 1992 represented 3% of the inventory reduction. Inventories increased 4% in 1992 and 3% in 1991 following the sales increase. Prepaid advertising expense increased 28% in 1993 and 48% in 1992 due to continuing market efforts in support of higher sales for the Direct Response Group. Total current liabilities increased 13% in 1993 due principally to the restructuring accrual and an increase in the acquisition accrual following the Hamilton Direct Response profit increase. Total current liabilities in 1992 decreased 11% due principally to the reduction of notes and loans payable, accrued taxes (reflecting the Italian tax amnesty payment) and lower accounts payable. As announced on June 4, 1992, the Company's Italian subsidiary decided to settle various tax assessments under a tax amnesty procedure for amounts totaling approximately $12.5 million. The amounts were previously reserved and are due in various installments. Payments totaling approximately 56% of the amount due were made in 1992. Another 30% was paid in 1993 with the balance due after 1993.

     The major use of cash in investing activities for 1993, 1992 and 1991 was for capital expenditures. In 1991 acquisition of companies was also a major use. The 1991 acquisitions principally consisted of accounts receivable and inventories and resulted in $6.9 million of goodwill. The sources of funds for all expenditures were from cash and investments, and short-term loans. Accruals have been made for additional contingent cash payments that will be made in 1994 to the sellers of companies purchased based on pre-tax income performance through 1993. Capital expenditures of $17 million are planned for 1994. The Company has an acquisition program and may utilize funds for this purpose in the future. Proceeds from the sale of property in 1992 were primarily from the sale of the Brazilian manufacturing, warehouse and distribution facility. Marketable securities principally consist of Italian treasury bills and commercial paper. The Italian subsidiary invests excess cash in short-term investments which change from time to time based on availability and rates. The level of changes of marketable securities among the years principally represents investment alternatives versus certificates of deposit and time deposits.

     The major use of cash in financing activities was for dividends to shareholders and purchases of common stock. Purchases of common stock included shares repurchased by the Company and shares received from optionees to pay for the exercise price of options. Note 3 to the Financial Statements provides a detailed summary of treasury stock activity. The Company has an authorized program to purchase shares of stock for the Company treasury from time to time in the open market, depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 1993, 1.4 million shares remained available for purchase under the program. The Company's earnings, cash flow, and available debt capacity have made and make stock repurchases, in the Company's view, one of its best investment alternatives. The major source of funds from financing activities continued to be from the exercise of stock options. Total stock options outstanding at the exercise price amounted to $49 million at December 31, 1993 and the Company could receive these funds in the future if the options are exercised.

     Annually, the Company makes provisions to record its obligation to pay, in the future, insurance premiums for post retirement benefits to eligible employees, and severance allowances to eligible employees of certain foreign subsidiaries upon their voluntary or involuntary separation. These obligations are not funded because there is not a financial benefit to fund them.

     Fluctuations in the value of the U.S. dollar versus international currencies affect the U.S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity. Shareholders' equity in 1993 decreased $5 million due to international currency fluctuations impacting the cumulative translation component of shareholders' equity.
The translation adjustments to the December 31, 1993 balance sheet that produced the 1993 change in the cumulative translation component of shareholders' equity were decreases in working capital by $4 million; net property, plant and equipment and other assets by $3 million; and long-term liabilities by $2 million. The Company depends upon its international operations to pay dividends and to make other payments to the Company. The Company's international operations are subject to the risks of doing business abroad including currency, economic and political.

     As of December 31, 1993, the Company and its subsidiaries had approximately $100 million of unused formal and informal lines of credit. With the level of funds generated from operations, the level of working capital and the unused lines of credit, no liquidity problems are anticipated.

QUARTERLY RESULTS (UNAUDITED):
(In thousands, except per share amounts)

     The following table sets forth information with respect to the consolidated quarterly results of operations for 1993, 1992 and 1991. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.

                                        For the Three Months Ended
                              ------------------------------------------
                              March 31,    June 30,   Sept. 30,   Dec. 3l,
                                1993         1993       1993        1993
                              --------     --------   --------    --------
Net sales..................   $164,490     $187,236   $182,481    $216,456
Cost of sales..............     65,200       72,871     77,698      88,891
                              --------     --------   --------    --------
Gross profit...............     99,290      114,365    104,783     127,565
Selling, general and
  administrative expense...     87,407       95,646     83,354      97,044
Restructuring..............          -       17,000          -           -
                              --------     --------   --------    --------
Operating profit...........   $ 11,883     $  1,719   $ 21,429    $ 30,521
                              ========     ========   ========    ========

Net income.................   $  6,267    ($  1,223)  $ 11,900    $ 16,189
                              ========     ========   ========    ========

Earnings per common share:
  Primary and fully diluted   $    .31    ($    .06)  $    .60    $    .83
                              ========     ========   ========    ========

                                        For the Three Months Ended
                              ------------------------------------------
                              March 31,    June 30,   Sept. 30,   Dec. 3l,
                                1992         1992       1992        1992
                              --------     --------   --------    --------
Net sales..................   $168,825     $184,817   $182,150    $208,280
Cost of sales..............     66,710       70,478     76,540      81,390
                              --------     --------   --------    --------
Gross profit...............    102,115      114,339    105,610     126,890
Selling, general and
  administrative expense...     88,142       93,902     85,038      98,439
                              --------     --------   --------    --------
Operating profit...........   $ 13,973     $ 20,437   $ 20,572    $ 28,451
                              ========     ========   ========    ========
Net income.................   $  8,200     $ 11,422   $ 11,718    $ 15,376
                              ========     ========   ========    ========
Earnings per common share:
  Primary and fully diluted   $    .41     $    .57   $    .58    $    .76
                              ========     ========   ========    ========


                                        For the Three Months Ended
                              ------------------------------------------
                              March 31,    June 30,   Sept. 30,   Dec. 3l,
                                1991         1991       1991        1991
                              --------     --------   --------    --------
Net sales..................   $156,920     $171,329   $172,539    $209,420
Cost of sales..............     61,053       66,889     72,277      81,449
                              --------     --------   --------    --------
Gross profit...............     95,867      104,440    100,262     127,971
Selling, general and
  administrative expense...     84,242       86,831     79,740      98,591
                              --------     --------   --------    --------
Operating profit...........   $ 11,625     $ 17,609   $ 20,522    $ 29,380
                              ========     ========   ========    ========
Net income.................   $  6,845     $  9,529   $ 11,822    $ 16,857
                              ========     ========   ========    ========
Earnings per common share:
  Primary..................   $    .34     $    .47   $    .58    $    .83
  Fully diluted............   $    .34     $    .47   $    .58    $    .82
                              ========     ========   ========    ========

CONSOLIDATED BALANCE SHEET
December 31, 1993 and 1992
STANHOME INC.


ASSETS
                                                           1993             1992
                                                      -------------    -------------
CURRENT ASSETS:
  Cash (including interest bearing demand deposits)    $ 20,870,000     $ 19,753,458

  Certificates of deposit and time deposits........      32,463,754        4,823,406
  Marketable securities, at cost
    (which approximates market value)..............       7,392,380       17,693,590

  Notes and accounts receivable, net...............     123,018,073      107,365,519

  Inventories......................................      94,877,441      119,970,931

  Prepaid advertising..............................      30,946,289       24,237,418

  Other prepaid expenses...........................       4,783,884        4,402,154
                                                       ------------     ------------
            Total current assets...................     314,351,821      298,246,476
                                                       ------------     ------------
PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and improvements............................       6,854,447        7,275,850
  Buildings and improvements.......................      42,099,109       43,733,476
  Machinery and equipment..........................      26,931,332       27,000,178
  Furniture and fixtures...........................      28,348,373       27,408,774
  Transportation equipment.........................       3,618,538        4,048,137
                                                       ------------     ------------
                                                        107,851,799      109,466,415

  Less - Accumulated depreciation and amortization       63,177,270       59,387,913
                                                       ------------     ------------
                                                         44,674,529       50,078,502
                                                       ------------     ------------
OTHER ASSETS:
  Intangibles
    Goodwill, net..................................      43,028,884       39,497,183
    Product lines and other, net...................      18,720,577       19,735,282
  Other............................................       8,954,915        8,060,801
                                                       ------------     ------------
                                                         70,704,376       67,293,266
                                                       ------------     ------------
                                                       $429,730,726     $415,618,244
                                                       ============     ============

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY
                                                   1993           1992
                                                   ----           ----
CURRENT LIABILITIES:
  Notes and loans payable....................  $    834,197   $  1,158,549
  Accounts payable...........................    51,166,414     54,697,004
  Federal, state and foreign taxes on income.    21,598,997     23,070,450
  Accrued expenses -
    Payroll and commissions..................    12,844,332     11,318,184
    Restructuring............................    10,840,975              -
    Acquisitions.............................     9,125,000      4,200,689
    Vacation, sick leave and
     retirement insurance....................     9,074,991      8,850,879
    Royalties................................     7,319,675      3,986,088
    Pensions and profit sharing..............     5,094,628      4,841,775
    Other....................................    27,153,269     25,145,887
                                               ------------   -------------
           Total current liabilities.........   155,052,478    137,269,505
                                               ------------   ------------
LONG-TERM LIABILITIES:
  Foreign employee severance obligations.....    12,869,999     14,678,649
  Pensions...................................     7,442,344      6,713,939
                                               ------------   ------------
           Total long-term liabilities.......    20,312,343     21,392,588
                                               ------------   ------------
COMMITMENTS AND CONTINGENCIES (Notes 1 and 7)

SHAREHOLDERS' EQUITY:
  Common stock, par value $.125--
    Authorized 80,000,000 shares
    Issued 25,228,240 shares.................     3,153,530      3,153,530
  Capital in excess of par value.............    34,015,110     33,041,137
  Retained earnings..........................   338,753,939    325,241,068
  Cumulative translation adjustments.........   (27,405,455)   (22,336,925)
                                               ------------   ------------
                                                348,517,124    339,098,810
                                              -------------   ------------
  Less - Shares held in treasury, at cost-
    Common stock, 5,836,617 shares in
      1993 and 5,454,424 in 1992.............    94,151,219     82,142,659
                                               ------------   ------------
           Total shareholders' equity........   254,365,905    256,956,151
                                               ------------   ------------
                                               $429,730,726   $415,618,244
                                               ============   ============

CONSOLIDATED STATEMENT OF INCOME
For the Years Ended December 31, 1993, 1992 and 1991
STANHOME INC.

                                    1993           1992           1991
                                    ----           ----           ----
NET SALES....................   $750,662,776   $744,072,178   $710,207,571

COST OF SALES................    304,659,476    295,118,460    281,667,641
                                ------------   ------------   ------------
GROSS PROFIT.................    446,003,300    448,953,718    428,539,930

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSE.....    363,451,535    365,520,560    349,403,840

RESTRUCTURING CHARGE.........     17,000,000              -              -
                                ------------   ------------   ------------
OPERATING PROFIT.............     65,551,765     83,433,158     79,136,090

  Interest expense...........     (2,010,964)    (3,351,435)    (5,015,975)
  Other income, net..........      2,598,911      6,910,383      7,018,946
                                ------------   ------------   ------------
INCOME BEFORE INCOME TAXES...     66,139,712     86,992,106     81,139,061

  Income taxes...............     33,007,035     40,275,836     36,085,961
                                ------------   ------------   ------------
NET INCOME...................   $ 33,132,677   $ 46,716,270   $ 45,053,100
                                ============   ============   ============
EARNINGS PER COMMON SHARE:
  Primary....................   $       1.68   $       2.32   $       2.22
  Fully diluted..............   $       1.67   $       2.32   $       2.21

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
For the Years Ended December 31, 1993, 1992 and 1991

BALANCE, beginning of year...   $325,241,068   $297,474,456   $270,555,352
  Net income.................     33,132,677     46,716,270     45,053,100
  Cash dividends, $1.00 per
   share in 1993, $.96 per
   share in 1992 and $.92
   per share in 1991..           (19,619,806)   (18,949,658)   (18,133,996)
                                ------------   ------------   ------------
BALANCE, end of year.........   $338,753,939   $325,241,068   $297,474,456
                                ============   ============   ============



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 1993, 1992 and 1991
STANHOME INC.

                                      1993          1992          1991
                                      ----          ----          ----
OPERATING ACTIVITIES:
  Net income.....................  $33,132,677   $46,716,270   $45,053,100
  Adjustments to reconcile net
   income to net cash provided by
    operating activities:
    Depreciation and amortization
    of property, plant and
    equipment....................    8,354,026     8,396,192     7,940,362
    Allowance for losses on
     accounts receivable.........    3,325,574     1,375,162     2,689,630
    Amortization of other assets.    2,285,245     2,215,827     2,072,019
    (Gain)/loss on sale of
     capital assets..............      (14,042)   (1,348,354)       26,010
    Changes in assets and
     liabilities, net of effects
     from acquisition of
     businesses:
      Notes and accounts
       receivable................  (22,606,637)   (9,670,399)  (19,483,593)
      Inventories................   21,845,489   (12,020,004)      234,885
      Prepaid expenses...........   (7,446,253)   (8,800,142)   (1,326,751)
      Other assets...............     (708,612)     (465,747)     (729,758)
      Accounts payable, accrued
       expenses and other current
       liabilities...............   20,834,829     6,043,281     3,991,561
      Taxes on income............     (435,117)   (1,303,172)   (1,397,498)
      Foreign employee severance
       obligations...............        3,650       975,603     1,124,219
      Long-term pensions.........      728,405       827,236       905,725
                                   -----------   -----------   -----------
  Net cash provided by operating
   activities....................   59,299,234    32,941,753    41,099,911
                                   -----------   -----------   -----------
INVESTING ACTIVITIES:
  Purchase of property, plant and
   equipment.....................   (6,511,449)   (6,873,397)   (7,821,094)
  Acquisition of businesses, net
   of cash acquired, including
   additional contingent cash
   payments......................     (199,858)     (316,469)   (7,002,547)
  Proceeds from sale of property,
   plant and equipment...........      572,110     3,823,213       665,311
  Other, principally marketable
    securities...................         (811)       (4,753)   (9,503,607)
                                   -----------   -----------   -----------
  Net cash used in investing
   activities....................   (6,140,008)   (3,371,406)  (23,661,937)
                                   -----------   -----------   -----------
FINANCING ACTIVITIES:
  Cash dividends.................  (19,619,806)  (18,949,658)  (18,133,996)
  Exchanges and purchases of
   common stock..................  (12,232,407)   (9,104,261)   (2,334,149)
  Notes and loans payable........     (260,780)   (9,472,177)  (11,298,506)
  Exercise of stock options......      870,676     5,812,857     5,597,692
  Other common stock issuance....      327,144       290,768       244,171
                                   -----------   -----------   -----------
  Net cash used in financing
   activities....................  (30,915,173)  (31,422,471)  (25,924,788)
                                   -----------   -----------   -----------
  Effect of exchange rate changes
   on cash and cash equivalents..   (2,703,535)   (5,688,688)   (1,254,611)
                                   -----------   -----------   -----------
  Increase/(decrease) in cash and
   cash equivalents..............   19,540,518    (7,540,812)   (9,741,425)
  Cash and cash equivalents,
   beginning of year.............   33,793,236    41,334,048    51,075,473
                                   -----------   -----------   -----------
  Cash and cash equivalents,
   end of year...................  $53,333,754   $33,793,236   $41,334,048
                                   ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991

1.  ACCOUNTING POLICIES:
    -------------------
     The accompanying consolidated financial statements include the accounts of Stanhome Inc. and its subsidiaries. All significant intercompany transactions have been eliminated in the consolidated financial statements. Certain reclassifications have been made to the prior years' financial statements to make them comparable to the 1993 presentation.

     The carrying amount of cash and certificates of deposit and notes and loans payable approximate fair value.

     The Company considers all highly liquid securities with maturities of three months or less, when purchased, to be cash equivalents. Marketable securities consist primarily of treasury bills and commercial paper maturing as follows (in thousands):

         Maturity Dates                                  1993        1992
         --------------                                  ----        ----
         Three months or less.................         $     -     $ 9,217
         Over three months....................           7,392       8,477
                                                       -------     -------
                                                       $ 7,392     $17,694
                                                       =======     =======

     Sales by certain International direct selling subsidiaries are transacted at retail prices. However, these sales are reflected in the consolidated financial statements at equivalent wholesale selling prices.

     Notes and accounts receivable were net of allowance for doubtful accounts of $15,731,000 and $12,405,000 at December 31, 1993 and 1992,
respectively.

     Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials. The Company values raw materials and certain manufactured and purchased items in the United States and Italy utilizing the last-in, first-out method while the first-in, first-out method is used for substantially all other inventories. The cost on a first-in, first-out basis over the carrying amount of inventories as reflected in the accompanying consolidated balance sheet was $1,232,000 and $681,000 at December 31, 1993 and 1992, respectively.

     The major classes of inventories were as follows (in thousands):

                                                         1993        1992
                                                         ----        ----
          Raw materials and supplies...........       $  6,710    $  6,363
          Work in process......................            644         882
          Finished goods in transit............          8,762      12,140
          Finished goods.......................         78,761     100,586
                                                      --------    --------
                                                      $ 94,877    $119,971
                                                      ========    ========

     The Company incurs prepaid advertising expense in connection with the marketing of certain of its direct response products. Such expense is amortized over the life of the associated product programs which is generally less than one year.

     Depreciation is provided over the estimated useful lives of the assets utilizing straight-line and declining balance methods. The methods for financial statement and income tax purposes differ in some circumstances, resulting in deferred income taxes.

     The estimated useful lives of the various classes of assets are:

                                                      Range in Years
                                                      --------------
          Land improvements....................           10-15
          Buildings and improvements...........           15-40
          Machinery and equipment..............            5-12
          Furniture and fixtures...............            5-10
          Transportation equipment.............            3-8

     Intangible assets result from the allocation of the excess cost of acquisitions over net tangible assets acquired. Intangibles were net of accumulated amortization of $19,113,000 and $16,883,000 at December 31, 1993 and 1992, respectively. Product lines, net resulting from the acquisition of Enesco in 1983 were $18,275,000 in 1993 and $19,090,000 in 1992 and are being amortized over the shorter of actual life or 33 years. Other items are being amortized over 5 years. Goodwill is being amortized over 20 to 40 years. Product lines and other amortization amounted to $1,010,000 for 1993 and 1992 and $960,000 for 1991, respectively. Goodwill amortization was $1,275,000 for 1993, $1,206,000 for 1992 and $1,112,000
for 1991.

     Total Company interest paid was $2,015,000 in 1993, $3,418,000 in 1992 and $4,955,000 in 1991.

     The Company accrues appropriate U.S. and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future. The cumulative amount of unremitted earnings of subsidiaries which has been, or is intended to be, permanently reinvested, aggregated approximately $16,576,000 at December 31, 1993. Had such reinvested unremitted earnings been distributed during 1993, applicable income taxes would have amounted to approximately $3,609,000 representing primarily taxes which would be withheld by foreign countries.

     Primary earnings per common share are based on the average number of common shares outstanding and common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury stock method. Fully diluted earnings per common share assumes, in addition to the above, an additional dilutive effect of stock options.

     The number of shares used in the earnings per common share computation for 1993, 1992 and 1991 were as follows:

                                            1993        1992        1991
                                            ----        ----        ----
     Primary
      Average common shares outstanding  19,634,230  19,753,290  19,681,026
      Stock options....................     114,621     398,976     613,681
                                         ----------  ----------  ----------
      Average shares primary...........  19,748,851  20,152,266  20,294,707

     Fully diluted
      Additional dilutive effect of
       stock options...................      41,729       8,125      60,577
                                         ----------  ----------  ----------
      Average shares fully diluted.....  19,790,580  20,160,391  20,355,284

2.  EMPLOYEE BENEFIT PLANS:
    ----------------------
     The Company and some of its subsidiaries have several employee benefit plans covering most of their full time U.S. employees. The benefits under these plans are based primarily on years of service and compensation rates near retirement. The plans are funded in conformity with Federal tax and actuarial regulations. The prior year figures for the domestic plans have been adjusted to include nonqualified supplemental plans.

     Pension expense for the domestic plans includes the following components (in thousands):

                                               1993      1992       1991
                                               ----      ----       ----
   Service cost during the period.........   $ 1,236   $ 1,629    $ 1,528
   Interest cost on the projected
     benefit obligation...................     2,492     2,250      2,125
   Actual return on plan assets...........  (  1,300) (    894)  (  1,889)
   Net amortization of prior service
     cost, net transition liability
     and net loss........................         45  (    407)       569
                                             -------   -------    -------
   Pension expense........................   $ 2,473   $ 2,578    $ 2,333
                                             =======   =======    =======

     The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31, 1993 and 1992 (in thousands):

                                                          1993       1992
                                                          ----       ----
   Actuarial present value of benefit obligations:
     Vested benefits................................    $28,632    $22,041
     Nonvested benefits.............................      1,551      1,140
                                                        -------    -------
     Accumulated benefit obligation.................     30,183     23,181
   Additional obligation for future
     salary increases...............................      7,102      9,376
                                                        -------    -------
   Projected benefit obligation.....................     37,285     32,557
   Fair value of plan assets, primarily
     marketable securities..........................   ( 22,247)  ( 20,560)
                                                        -------    -------
   Unfunded excess of projected benefit obligation
     over plan assets...............................     15,038     11,997
   Unrecognized net transition asset/(liability),
     being recognized over 15 years.................   (  1,190)  (  1,294)
   Unrecognized prior service costs.................        216        162
   Unrecognized net gain/(loss).....................   (  4,843)  (  2,263)
                                                        -------    -------
   Pension liability recognized
     in the balance sheet...........................    $ 9,221    $ 8,602
                                                        =======    =======

     The weighted average discount rate used to measure the projected benefit obligation ranges from 5% to 8%, the rate of increase in future compensation levels ranges from 5% to 7% and the expected long-term rate of return on assets is 8%.

     Certain foreign subsidiaries are required to pay a severance allowance to eligible employees upon voluntary or involuntary separation. Provision is made annually for all eligible employees. Generally, such payments are based upon years of service and level of compensation.

     Severance expense for the combined foreign subsidiary severance allowance programs includes the following components (in thousands):

                                               1993      1992       1991
                                               ----      ----       ----
Service cost during the period.........      $ 1,624   $ 1,911    $ 1,848
Interest cost on the projected benefit
  obligation...........................        1,691     1,773      1,755
Actual return on plan assets...........     (     31) (     50)  (     38)
Net amortization of prior service cost,
  net transition liability and net loss          262       132        107
                                             -------   -------    -------
Severance expense......................      $ 3,546   $ 3,766    $ 3,672
                                             =======   =======    =======

     The following table sets forth the programs' funded status and amounts recognized in the subsidiaries' balance sheets at December 31, 1993 and 1992 (in thousands):

                                                          1993       1992
                                                          ----       ----
   Actuarial present value of benefit obligations:
     Vested benefits...............................     $ 9,563    $ 9,422
     Nonvested benefits............................       1,855      2,357
                                                        -------    -------
     Accumulated benefit obligation................      11,418     11,779
   Additional obligation for future
     salary increases..............................       7,254      7,017
                                                        -------    -------
   Projected benefit obligation....................      18,672     18,796
   Fair value of plan assets.......................    (    209)  (    148)
                                                        -------    -------
   Unfunded excess of projected benefit obligation
     over plan assets..............................      18,463     18,648
   Unrecognized net transition asset/(liability),
     being recognized over 17 years................    (  1,132)  (  1,168)
   Unrecognized net gain/(loss)....................    (  4,461)  (  3,600)
                                                        -------    -------
   Severance liability recognized in the
     balance sheet.................................     $12,870    $13,880
                                                        =======    =======


     The discount rates used to measure the projected benefit obligation range from 8% to 13.5%, the rate of increase in future compensation levels ranges from 5.5% to 11.5% and funding is not significant.

     In addition to providing pension benefits, the Company and its subsidiaries sponsor a single-employer defined benefit post retirement health care and life insurance plan. Substantially all of the U.S. direct selling and corporate employees may become eligible for the benefits under this plan if they reach allowable retirement age while working for the Company or its subsidiaries. Those benefits are provided principally through insurance companies whose premiums are based on the anticipated benefits to be paid. The total costs for such retired employee benefits were principally accrued during their active employment.

     Effective January 1993, the Company adopted Statement No. 106 of the Financial Accounting Standards Board and formalized its funding policy for the plan. Under that policy, the Company pays premiums to insurance companies who provide the post retirement benefits. The effect of adopting the statement in 1993 was not material to the Company.

     Net periodic post retirement benefit expense for 1993 includes the following components (in thousands):

     Service cost.....................................      $  310
     Interest cost on accumulated post retirement
       benefit obligation.............................         180
     Actual return on plan assets.....................           -
     Amortization of net transition liability.........           -
     Net amortization and deferral....................           -
                                                            ------
     Net periodic post retirement benefit expense           $  490
                                                            ======

     The following table sets forth the funded status of the plan reconciled with the amount shown in the Company's balance sheet at December 31, 1993 (in thousands):

     Accumulated post retirement benefit obligation:
       Retirees.......................................      $ 1,762
       Fully eligible active plan participants........          933
       Other active plan participants.................        2,657
                                                            -------
                                                              5,352
     Plan assets at fair value........................            -
                                                            -------
     Accumulated post retirement benefit obligation
       in excess of plan assets.......................        5,352
     Unrecognized net gain/(loss) from differences
       between past experience and that assumed.......            -
     Unrecognized prior service cost..................            -
     Unrecognized net transition asset/(liability)....            -
                                                            -------

     Accrued post retirement benefit liability
       recognized in the balance sheet................      $ 5,352
                                                            =======

     A 25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994. The cost trend rate was assumed to decrease gradually but still remain at double digit rates until 2020. After 2020, the rate was assumed to drop to and stabilize at 8%. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated post retirement benefit obligation as of December 31, 1993 by $500,000 and the aggregate of the service and interest cost components of the net post retirement benefit expense for the year then ended by $150,000.

     The weighted-average discount rate used in determining the accumulated post retirement benefit obligation was 6%.

     In addition, provisions have been made for unfunded anticipated retirement benefits for certain Officers. Also, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, severance allowance, profit sharing and retirement plan expense amounted to $9,561,000 in 1993, $9,614,000 in 1992 and $8,579,000 in 1991.


3.  SHAREHOLDERS' EQUITY:
    --------------------
     In 1988, the Company's Board of Directors adopted a Stockholder Rights Plan in which common stock purchase rights were distributed to shareholders at the rate of one right for each share of common stock creating common stock together with the associated common stock purchase rights ("common stock"). The rights are exercisable at $85 per share and will expire on September 19, 1998.

     In 1991, the shareholders approved a new Stock Option Plan previously adopted by the Board of Directors which provides for both incentive and nonqualified stock options. Options for up to 2,000,000 shares of common stock may be granted under the 1991 Plan. The plan provides that nonqualified options for 1,500 shares of common stock be granted annually from 1991 through 1995 to each non-employee Director then serving. The Company also has a 1984 Stock Option Plan, which provides for both incentive and nonqualified stock options, under which options for up to 3,000,000 shares of common stock may be granted. Both plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1991 Plan, of options to acquire shares of such stock at a price not less than their fair market value at the time of grant. Other option terms are determined at the time of grant, but normally options are exercisable only after a one year waiting period in four equal annual installments, and expire ten years from the date of grant.

     In 1993, the Board of Directors approved a Special Interim Chief Executive Officer Stock Option Plan which provided for a special one-time grant of nonqualified stock options to the Company's Interim Chief Executive Officer in lieu of cash compensation. These options vested fully in increments of 10,000 during each month in which he served in that capacity, are exercisable six months after the date of grant, and expire ten years from the date of grant.

     Stock option activity under all plans is summarized as follows:

                                                   Number
                                                     of         Option
                                                   Shares        Price
                                                   ------       ------
     Outstanding at December 31, 1990........    1,698,719  $ 4.47-$30.88
       Granted...............................       19,500   33.62- 41.12
       Exercised.............................   (  301,229)   4.97- 27.13
       Cancelled.............................   (   35,230)  11.13- 27.13
                                                 ---------
     Outstanding at December 31, 1991........    1,381,760    4.47- 41.12
       Granted...............................      378,000   33.75- 33.88
       Exercised.............................   (  245,583)   4.47- 28.50
       Cancelled.............................   (  114,700)  20.13- 33.75
                                                 ---------
     Outstanding at December 31, 1992........    1,399,477    4.97- 41.12
       Granted...............................      499,200   26.88- 33.25
       Exercised.............................   (   50,713)   4.97- 27.13
       Cancelled.............................   (   97,350)  26.88- 33.88
                                                 ---------
     Outstanding at December 31, 1993........    1,750,614  $ 8.94-$41.12
                                                 =========

     At December 31, 1993, there were 968,474 options vested and exercisable and 1,442,425 shares available for future grants.

     An analysis of treasury stock transactions for the years ended December 31, 1993, 1992 and 1991 is as follows:

                                                         Common
                                                         ------
                                                   Shares        Cost
                                                   ------        ----
     Balance, December 31, 1990...............   5,678,082   $72,429,903
     Purchases................................           -             -
     Stock option exchanges...................      66,964     2,334,149
     Exercise of stock options................  (  301,229) (    905,473)
     Issue of PAYSOP shares...................  (    3,407) (     10,255)
     Investment Savings Plan - 401(k) issues..  (    2,964) (      8,903)
                                                 ---------   -----------
     Balance, December 31, 1991...............   5,437,446    73,839,421
     Purchases................................     163,200     5,318,506
     Stock option exchanges...................     107,998     3,785,755
     Exercise of stock options................  (  245,583) (    774,825)
     Issue of PAYSOP shares...................  (    5,596) (     16,732)
     Investment Savings Plan - 401(k) issues..  (    3,041) (      9,466)
                                                 ---------   -----------
     Balance, December 31, 1992...............   5,454,424    82,142,659
     Purchases................................     435,800    11,984,127
     Stock option exchanges...................       7,336       248,280
     Exercise of stock options................  (   50,713) (    186,853)
     Issue of PAYSOP shares...................  (    5,790) (     20,844)
     Investment Savings Plan - 401(k) issues..  (    4,440) (     16,150)
                                                 ---------   -----------
     Balance, December 31, 1993...............   5,836,617   $94,151,219
                                                 =========   ===========

     In 1985, the Company approved a Payroll-Based Stock Ownership Plan ("PAYSOP") which provides common stock to eligible employees and allows the Company a Federal income tax deduction equal to the market value of the issued stock. In 1987, the Company introduced an Investment Savings Plan in accordance with Section 401(k) of the Internal Revenue Code. One of the features of this retirement savings plan provides common stock to eligible employees and allows the Company a Federal income tax deduction equal to the market value of the issued stock.

     The change in capital in excess of par value resulted from the exercise of stock options, including the related income tax benefit ($683,823, $5,038,032 and $4,692,219 in 1993, 1992 and 1991, respectively), issuance of PAYSOP shares ($173,085, $168,670 and $128,112 in 1993, 1992 and 1991, respectively) and issuance of 401(k) Plan shares ($117,065, $95,900 and $96,901 in 1993, 1992 and 1991, respectively) noted above.

     An analysis of the change in shareholders' equity from the cumulative translation adjustment component for the years ended December 31, 1993, 1992 and 1991 is as follows (in thousands):

                   Cumulative Translation Adjustments
                   ----------------------------------
     Balance, December 31, 1990.....................    $12,644
     Adjustment for 1991............................        809
                                                        -------
     Balance, December 31, 1991.....................     13,453
     Adjustment for 1992............................      8,884
                                                        -------
     Balance, December 31, 1992.....................     22,337
     Adjustment for 1993............................      5,068
                                                        -------
     Balance, December 31, 1993.....................    $27,405
                                                        =======

4.  OTHER INCOME, NET:
    -----------------

     Other income, net consists of the following (in thousands):

                                         1993        1992        1991
                                         ----        ----        ----
     Investment income............     $ 4,207     $ 6,714     $ 8,206
     Gains/(losses) on the sale of
       capital assets, net........          14       1,348    (     26)
     Exchange transaction/
       translation gains, net.....         623         653         475
     Other assets amortization....    (  2,285)   (  2,216)   (  1,982)
     Other items, net.............          40         411         346
                                       -------     -------     -------
                                       $ 2,599     $ 6,910     $ 7,019
                                       =======     =======     =======

5.  GEOGRAPHIC INFORMATION AND BUSINESS SEGMENTS:
    --------------------------------------------
     The Company operates predominately in two major geographic areas and three business segments. The direct selling segment is engaged in the manufacture, sale and distribution of household cleaning, personal grooming and related products. The giftware segment imports and distributes creatively designed giftware and collectibles to a diverse group of retailers. The direct response segment markets collectibles and giftware to consumers and retailers.

     Transfers between geographic areas and segments are made at the market value of the merchandise transferred. The eliminations in the identifiable assets are for intercompany receivables and profit in inventory. Corporate assets have consisted principally of certificates of deposit, time deposits, marketable securities and corporate receivables.

     The following tables summarize the Company's operations by geographic area and business segment for 1993, 1992 and 1991 (in thousands):

   Geographic Areas
   ----------------

                                       1993          1992         1991
                                       ----          ----         ----
   Net sales
     United States................   $480,258      $427,687     $388,673
     Europe.......................    205,326       250,885      245,167
     Other International and
       Eliminations...............     65,079        65,500       76,368
                                     --------      --------     --------
         Total consolidated.......   $750,663      $744,072     $710,208
                                     ========      ========     ========

   Operating profit*
     United States................   $ 50,852      $ 54,790     $ 47,582
     Europe.......................     17,840        32,670       32,829
     Other International and
       Eliminations...............      4,455         3,693        5,825
                                     --------      --------     --------
        Operating profit before
         corporate expense........     73,147        91,153       86,236
        General corporate expense.  (   7,595)    (   7,720)   (   7,100)
                                     --------      --------     --------
         Total consolidated.......   $ 65,552      $ 83,433     $ 79,136
                                     ========      ========     ========

   Identifiable assets
     United States................   $298,014      $275,989     $247,701
     Europe.......................     81,646       108,842      131,992
     Other International and
       Eliminations...............     18,759        24,313       33,510
                                     --------      --------     --------
        Identifiable assets.......    398,419       409,144      413,203
        Corporate assets..........     31,312         6,474        6,116
                                     --------      --------     --------
         Total consolidated.......   $429,731      $415,618     $419,319
                                     ========      ========     ========


*Operating profit for 1993 includes restructuring charges of $10,110 for the United States, $5,140 for Europe and $1,750 for other international locations.

Business Segments
- -----------------
                                        1993         1992         1991
                                        ----         ----         ----
Net sales
   Giftware........................   $367,531     $349,250     $329,527
   Direct Response.................    129,366       95,535       79,394
   Direct Selling..................    255,120      300,058      301,431
   Eliminations....................  (   1,354)   (     771)   (     144)
                                      --------     --------     --------
   Total consolidated..............   $750,663     $744,072     $710,208
                                      ========     ========     ========

Operating profit*
   Giftware........................   $ 52,593     $ 52,140     $ 48,718
   Direct Response.................     10,391        7,340        6,103
   Direct Selling..................     10,163       31,673       31,415
                                      --------     --------     --------
   Operating profit before
    corporate expense..............     73,147       91,153       86,236
   General corporate expense.......  (   7,595)   (   7,720)   (   7,100)
                                      --------     --------     --------
   Total consolidated..............   $ 65,552     $ 83,433     $ 79,136
                                      ========     ========     ========

Depreciation and amortization
   Giftware........................   $  5,261     $  5,236     $  4,527
   Direct Response.................      1,354        1,114          912
   Direct Selling..................      3,761        4,048        4,352
                                      --------     --------     --------
   Depreciation and amortization...     10,376       10,398        9,791
   Corporate depreciation and
    amortization...................        263          214          221
                                      --------     --------     --------
   Total consolidated..............   $ 10,639     $ 10,612     $ 10,012
                                      ========     ========     ========

Capital expenditures
   Giftware........................   $  2,299     $  2,493     $  3,485
   Direct Response.................      1,105          852          882
   Direct Selling..................      2,787        3,211        3,364
                                      --------     --------     --------
   Capital expenditures............      6,191        6,556        7,731
   Corporate capital expenditures..        320          317           90
                                      --------     --------     --------
   Total consolidated..............   $  6,511     $  6,873     $  7,821
                                      ========     ========     ========

Identifiable assets
   Giftware........................   $346,309     $315,092     $301,272
   Direct Response.................     90,890       69,239       55,911
   Direct Selling..................     91,210      119,647      150,131
   Eliminations....................  ( 129,990)   (  94,834)   (  94,111)
                                      --------     --------     --------
   Identifiable assets.............    398,419      409,144      413,203
   Corporate assets................     31,312        6,474        6,116
                                      --------     --------     --------
   Total consolidated..............   $429,731     $415,618     $419,319
                                      ========     ========     ========

*Operating profit for 1993 includes restructuring charges of $4,000 for Giftware and $13,000 for Direct Selling.

6.  INCOME TAXES (in thousands):
    ------------

     Effective January 1993, the Company adopted Statement No. 109 of the Financial Accounting Standards Board. Prior year financial statements have not been restated for the effect of this statement. The effect of adopting the statement in 1993 on income before income taxes was not material.

     The domestic and foreign components of the net deferred tax liability on income consist of the following:

                                            Deferred Tax Benefit(Liability)
                                            ------------------------------
                                                             1993
                                                             ----
     United States
       Federal--
         Prepaid advertising..........................    ($ 9,743)
         Acquisition step-up amortization adjustment..    (  4,213)
         Accelerated depreciation.....................    (  1,463)
         Inventory reserve............................       4,170
         Deferred compensation........................       2,844
         Bad debt reserve.............................       1,914
         Retirement insurance.........................       1,742
         Returns and allowances reserve...............       1,006
         Other items, net.............................       1,993
                                                           -------
                                                          (  1,750)
                                                           -------

       State--
         Prepaid advertising..........................    (  1,759)
         Acquisition step-up amortization adjustment..    (    906)
         Accelerated depreciation.....................    (    307)
         Inventory reserve............................         868
         Deferred compensation........................         602
         Bad debt reserve.............................         361
         Retirement insurance.........................         375
         Returns and allowances reserve...............         215
         Other items, net.............................         456
                                                           -------
                                                          (     95)
                                                           -------

     Foreign
         Accelerated depreciation.....................    (  2,686)
         Other items, net.............................       1,025
                                                           -------
                                                          (  1,661)
                                                           -------
       Total                                              ($ 3,506)
                                                           =======


     The domestic and foreign components of income before income taxes are as follows:

                                          1993        1992        1991
                                          ----        ----        ----
     Domestic........................   $46,198     $55,404     $44,389
     Foreign.........................    19,942      31,588      36,750
                                        -------     -------     -------
                                        $66,140     $86,992     $81,139
                                        =======     =======     =======

     The provision for income taxes consists of the following:

                                          1993        1992        1991
                                          ----        ----        ----
Currently payable:
 United States Federal...............   $15,658     $15,325     $14,710
 United States State.................     4,585       4,081       3,797
 Foreign.............................    13,459      20,968      18,888
                                        -------     -------     -------
                                         33,702      40,374      37,395
                                        -------     -------     -------

Deferred:
 United States Federal...............       345         959    (  1,656)
 United States State.................  (      9)        118    (    130)
 Foreign.............................  (  1,031)   (  1,175)        477
                                        -------     -------     -------
                                       (    695)   (     98)   (  1,309)
                                        -------     -------     -------
                                        $33,007     $40,276     $36,086
                                        =======     =======     =======

     A reconciliation of the total effective tax rate to the statutory Federal income tax rate is as follows:

                                                 1993     1992     1991
                                                 ----     ----     ----
Statutory income tax rate......................  35.0%    34.0%    34.0%
State taxes, net of Federal income tax effect..   5.0      3.2      3.0
Impact of foreign tax rates and credits........   4.4      5.6      5.2
Restructuring impact...........................   3.6        -        -
Foreign subsidiaries in loss position receiving
  little or no tax benefit.....................   1.1      1.9       .9
Impact of nondeductible expenses...............   1.0      1.7      1.5
Other items, net............................... (  .2)   (  .1)   (  .2)
                                                 ----     ----     ----
Total effective income tax rate................  49.9%    46.3%    44.4%
                                                 ====     ====     ====

     The Company made income tax payments of $33,442,000 in 1993, $41,579,000 in 1992 and $37,483,000 in 1991.

7.  COMMITMENTS AND CONTINGENCIES:
    -----------------------------

     The Company and its subsidiaries incurred rental expense under operating leases of $6,019,000 in 1993, $7,616,000 in 1992 and $7,254,000 in 1991.

     The minimum rental commitments under noncancelable operating leases as of December 31, 1993 are as follows (in thousands):

                Period                            Aggregate Amount
                ------                            ----------------
                 1994..........................        $ 6,184
                 1995..........................          4,369
                 1996..........................          3,640
                 1997..........................          2,591
                 1998..........................          2,476
              Later years......................          4,235
                                                       -------

     Total minimum future rentals...............       $23,495
                                                       =======

     The Company and its subsidiaries have entered into various licensing agreements requiring royalty payments ranging from .5% to 15.5% of specified product sales. Royalty payments under these licensing agreements totaled $28,100,000 in 1993, $23,900,000 in 1992 and $21,300,000 in 1991. Pursuant to
the various licensing agreements, the future minimum guaranteed royalty payments due as of December 31, 1993 were $13,910,000 in 1994, $12,400,000 in
1995, and $12,000,000 in 1996.

     At December 31, 1993, the Company had formal and informal unused lines of credit of approximately $100,000,000.

     The Company enters into foreign exchange contracts as a hedge against receivables from international subsidiaries. Market value gains and losses are recognized, and the resulting credit or debit offsets foreign exchange gains or losses on those receivables. At December 31, 1993, the Company had approximately $22,000,000 (notional amount) of foreign exchange hedge contracts outstanding.

     There are various legal proceedings pending against the Company and its subsidiaries which have arisen during the normal course of business. Management does not believe that the ultimate outcome of those legal proceedings will have a material adverse impact upon the consolidated financial condition of the Company.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                 ----------------------------------------

To the Shareholders and Board of Directors of Stanhome Inc.:

     We have audited the accompanying consolidated balance sheet of Stanhome Inc. (a Massachusetts corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanhome Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen & Co.
                                          ARTHUR ANDERSEN & CO.


Hartford, Connecticut
February 18, 1994
                                    41

  FINANCIAL HIGHLIGHTS LAST TEN YEARS
  STANHOME INC.
  (In thousands, except per share amounts)

                                                      1993a.       1992         1991
Net sales......................................     $750,663     $744,072     $710,208
Cost of sales..................................      304,660      295,118      281,668
                                                    --------     --------     --------
Gross profit...................................      446,003      448,954      428,540
Selling, general and administrative expense....      380,451      365,521      349,404
                                                    --------     --------     --------
Operating profit...............................       65,552       83,433       79,136
Interest expense...............................    (   2,011)   (   3,351)   (   5,016)
Other income, net..............................        2,599        6,910        7,019
                                                    --------     --------     --------
Income before income taxes.....................       66,140       86,992       81,139
Income taxes...................................       33,007       40,276       36,086
                                                    --------     --------     --------
Net income.....................................     $ 33,133     $ 46,716     $ 45,053
                                                    ========     ========     ========

Earnings per common share fully diluted:
 Income exclusive of the sale of capital assets     $   1.67     $   2.28     $   2.21
 Gain on sale of capital assets................            -          .04            -
                                                    --------     --------     --------
 Net income....................................     $   1.67     $   2.32     $   2.21
                                                    ========     ========     ========

Average shares of common stock fully diluted...       19,791       20,160       20,355
Shares of common stock outstanding at year end.       19,392       19,774       19,791
Market value per common share at year end......     $  33.88     $  34.75     $  37.00
Cash dividends paid or provided for............     $ 19,620     $ 18,950     $ 18,134
Dividends per common share.....................     $   1.00     $    .96     $    .92
Capital expenditures...........................     $  6,511     $  6,873     $  7,821
Depreciation...................................     $  8,354     $  8,396     $  7,940
Working capital................................     $159,299     $160,977     $138,913
Total assets...................................     $429,731     $415,618     $419,319
Total long-term liabilities....................     $ 20,312     $ 21,393     $ 23,506
Shareholders' equity...........................     $254,366     $256,956     $241,074
Book value per common share....................     $  13.12     $  12.99     $  12.18
Return on average shareholders' equity.........          13%          19%          20%

Note:
  a. Includes a restructuring operating charge of $17 million pre-tax, $11.5 million after tax or $.58 per share.

     The financial data set forth above should be read in connection with the financial statements, accompanying notes and Management's Discussion on the preceding pages.







   1990        1989         1988         1987         1986         1985         1984
 $675,665    $571,380     $480,374     $433,154     $380,501     $327,888     $333,270
  264,609     222,612      187,095      165,645      148,029      137,272      144,016
 --------    --------     --------     --------     --------     --------     --------
  411,056     348,768      293,279      267,509      232,472      190,616      189,254
  323,547     268,478      219,094      202,774      180,133      154,732      154,433
 --------    --------     --------     --------     --------     --------     --------
   87,509      80,290       74,185       64,735       52,339       35,884       34,821
(   5,394)  (   5,945)   (   8,142)   (   6,146)   (   3,378)   (   3,771)   (   4,473)
    8,143       5,305        5,756        3,847        1,587        2,630        2,437
 --------    --------     --------     --------     --------     --------     --------
   90,258      79,650       71,799       62,436       50,548       34,743       32,785
   39,191      35,026       31,159       29,725       24,900       16,684       16,526
 --------    --------     --------     --------     --------     --------     --------
 $ 51,067    $ 44,624     $ 40,640     $ 32,711     $ 25,648     $ 18,059     $ 16,259
 ========    ========     ========     ========     ========     ========     ========


 $   2.50    $   2.23     $   1.96     $   1.58     $   1.17     $    .86     $    .73
      .04           -            -            -            -            -          .05
 --------    --------     --------     --------     --------     --------     --------
 $   2.54    $   2.23     $   1.96     $   1.58     $   1.17     $    .86     $    .78
 ========    ========     ========     ========     ========     ========     ========

   20,112      20,037       20,710       20,677       21,841       21,097       20,842
   19,550      19,365       19,953       19,585       18,975       21,225       20,843
 $  33.75    $  25.88     $  18.38     $  15.00     $  11.38     $   6.88     $   5.13
 $ 16,172    $ 13,727     $ 11,994     $  9,106     $  8,367     $  6,345     $  5,992
 $    .83    $    .71     $   .605     $    .47     $    .40     $    .30     $    .29
 $ 10,925    $  5,067     $  5,137     $  6,741     $ 11,051     $  7,136     $ 11,815
 $  7,649    $  6,725     $  6,660     $  5,771     $  5,521     $  4,768     $  4,862
 $112,716    $ 71,508     $ 76,290     $ 46,993     $ 17,990     $ 32,765     $ 21,041
 $391,822    $335,154     $275,525     $244,267     $202,200     $186,967     $180,210
 $ 21,691    $ 17,682     $ 11,319     $ 11,743     $  9,163     $  7,354     $ 11,797
 $211,457    $170,399     $158,169     $130,755     $100,768     $109,742     $ 93,510
 $  10.82    $   8.80     $   7.93     $   6.68     $   5.31     $   5.17     $   4.49
      27%         29%          29%          28%          23%          18%          18%

                                       43