Form 10-K, Exhibit 13
STANHOME INC
filed 1995-03-29
CIK 93542

                                                                  EXHIBIT 13

Stock Market, Dividend and Shareholder Information

                          1993
                                  Market Price
                                  ------------
Quarter         Dividend          High      Low
-------------------------------------------
First           $.25              $34.63     $31.50
Second           .25               31.63      26.88
Third            .25               30.25      25.88
Fourth           .25               34.75      27.25


                        1994
                                  Market Price
                                  ------------
Quarter         Dividend          High      Low
-------------------------------------------
First           $.25              $37.00    $31.75
Second           .25               35.88     32.38
Third            .265              35.88     31.88
Fourth           .265              34.63     28.75


     Stanhome's Common Stock is traded on the New York and Pacific stock exchanges (Symbol: STH). The table shows for the indicated periods dividends paid and the high and low price range. (Source: New York Stock Exchange Composite Tape.) As of December 31, 1994, there were 3,652 record holders of the Common Stock.

BUSINESS SEGMENT
     SALES
In Million Dollars
(Graphic Material Omitted)
                     WORLDWIDE     WORLDWIDE
        WORLDWIDE    DIRECT        DIRECT
Year    GIFTWARE     RESPONSE      SELLING    TOTAL
1990    $302         $ 65          $309       $676
1991     329           79           302        710
1992     348           96           300        744
1993     366          130           255        751
1994     415          134           241        790

BUSINESS SEGMENT
OPERATING PROFIT
In Million Dollars
(Graphic Material Omitted also includes the following Corporate column information which is not separately identified therein)
                     WORLDWIDE     WORLDWIDE
        WORLDWIDE    DIRECT        DIRECT
Year    GIFTWARE     RESPONSE      SELLING    CORPORATE     TOTAL
1990    $49          $ 5           $41        $ (7)         $88
1991     49            6            31          (7)          79
1992     52            7            32          (8)          83
1993     53           10            10          (7)          66
1994     65            8            21         (13)          81

 STANHOME INC.
                                                                             Percentage
                                                                              Increase
FINANCIAL HIGHLIGHTS                                     1993       1994     (Decrease)
 (In millions, except per share amounts)
Net sales                                                $751       $790         5%
Restructuring cost                                         17          -         -
Operating profit                                           66         81        23%
Net income before taxes                                    66         81        22%
Net income after taxes                                     33         44        33%
Working capital                                           159        102       (36%)
Total assets                                              430        512        19%
Shareholders' equity                                      254        269         6%
Return on average shareholders' equity                    13%        17%
Per share data:
 Net income fully diluted                               $1.67      $2.25        35%
 Dividends declared                                     $1.00      $1.03         3%
 Shareholders' equity at December 31                   $13.12     $14.07         7%
 Average number of shares fully diluted                 19.79      19.54       ( 1%)
 Number of shares outstanding at December 31            19.39      19.15       ( 1%)

     SALES
In Million Dollars
(Graphic Material Omitted)
Year  1990                $676
      1991                 710
      1992                 744
      1993                 751
      1994                 790

     OPERATING PROFIT
    In Million Dollars
(Graphic Material Omitted)
Year  1990                $88
      1991                 79
      1992                 83
      1993                 66
      1994                 81

     EARNINGS PER SHARE
       FULLY DILUTED
        NET INCOME
(Graphic Material Omitted)
Year  1990                $2.54
      1991                 2.21
      1992                 2.32
      1993                 1.67
      1994                 2.25

     RETURN ON EQUITY
         Percent
(Graphic Material Omitted)
Year  1990                27%
      1991                20%
      1992                19%
      1993                13%
      1994                17%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


     The following discussion gives more depth on Stanhome's financial condition and results of operations. You will probably find it helpful to have first read the financial statements, accompanying notes and the financial highlights of recent years.


SEGMENT SALES AND OPERATING PROFIT

GIFTWARE

     Enesco Worldwide Giftware Group sales increased 14% in 1994 due to acquisitions of new businesses and to continued unit volume growth from the Precious Moments and Cherished Teddies collectible lines. Sales recorded from new businesses acquired during 1994 were $9 million. The total 1994 annual sales of the new businesses acquired were $46 million. The Precious Moments line represented 45% of 1994 sales compared to 46% in 1993 and the Cherished Teddies line represented 15% of sales in 1994 compared to 11% in 1993. International operations represent 12% of sales in 1994 and 1993. Excluding the new acquisitions, international sales declined due to significantly lower sales from Australia. The Australian company was sold to a distributor in April 1994, and the close-out costs were provided for in the 1993 restructuring. In 1994, the Australian company recorded $.3 million in sales and no loss compared to sales of $2.5 million and an operating loss of $1.1 million in 1993. Excluding Australia and the new acquisitions, international sales and operating profit increased. Total Group operating profit increased for 1994 led by the United States and benefited from a lower percentage of selling, general and administrative expenses principally due to the favorable impact of the sales increase on fixed costs combined with the benefits from the 1993 restructuring. The total benefits from the restructuring for 1994 improved operating profit by approximately $2.2 million and the 1995 benefit is expected to be approximately $.8 million. The impact of the new acquisitions during the fourth quarter reduced total operating profit due principally to the cost to move and assimilate the Otagiri business into the Enesco U.S. operations and the start-up costs to develop a separate sales force and marketing effort for the new International Collections Division which will sell and market the new acquisition lines in the U.S. These costs were the primary reason that fourth quarter operating profit increased at a lower rate than sales.

     Enesco Worldwide Giftware Group sales increased 5% in 1993 due to new product introductions and continued growth in collectible licensed lines. The Precious Moments product line continued to be Giftware's most important line and accounted for 46% of sales in 1993 versus 49% in 1992. A 6% sales increase in the United States, which represents 88% of total group 1993 sales, was partially reduced by a sales decrease from international operations, due principally to unfavorable currency translation rates versus 1992. Giftware incurred a restructuring charge of $4 million in 1993 to turn the Australian subsidiary into a distributorship and to consolidate into the Elk Grove Village, Illinois location certain other U.S. operations in order to improve service and efficiencies. Excluding the 1993 Giftware restructuring, operating profit increased 9% and benefited from a lower percentage of selling, general and administrative expenses in the United States and Canada. Operating results from Europe and Australia decreased on the lower sales volume and caused total cost of sales of the Group to increase slightly as a percentage of sales in 1993 versus 1992. The fourth quarter Giftware percentage increase in sales and operating profit was higher than the third quarter due to seasonality and due to delivery of collectible products from the Far East. Giftware's sales mix has been shifting to more collectible licensed lines which are generally on back order and shipped when received versus shipped from existing inventory. As such, quarterly results can be impacted by delays and/or improvement in deliveries. Effective July 1, 1993, a new license agreement with Precious Moments, Inc. commenced, which extended the term of the license and increased the royalty rates of Precious Moments licensed product sales. The percentage royalty rate increases between 1993 and 1996 totaling approximately 3% of licensed sales are expected to be recovered through price increases and cost reductions.


DIRECT RESPONSE

     Hamilton Worldwide Direct Response Group sales increased 4% in very competitive market conditions due principally to unit volume increases in plates and figurines. Doll sales decreased to 31% of sales in 1994 compared to 38% in 1993. International sales decreased and operating losses increased. International sales accounted for 9% of sales in 1994 compared to 10% in 1993. Total operating profit benefited from a 1% decrease in cost of sales due to sales mix. Selling, general and administrative expenses increased to 63% of sales in 1994 compared to 60% in 1993 due to higher advertising expenses. Advertising expense increased to 49% of sales versus 46% in 1993 due to lower sales response rates in 1994 reflecting the very competitive market conditions. Higher advertising expense was also the cause for the operating margin decline for the fourth quarter.

     Hamilton Worldwide Direct Response Group sales increased 35% in 1993 due principally to unit volume increases in plates in the United States, which benefited from exceptional response to new licensed lines and to the expansion of ship-on-credit programs which have a much higher net sales response rate. Plate sales represented 51% of sales in 1993 and 38% in 1992. Operating profit increased 42% and increased as a percentage of sales due to a lower percentage of selling, general and administrative expenses which benefited from the impact of higher sales on fixed costs. Cost of sales increased as a percentage of sales due to sales mix. International results which account for 10% of 1993 sales decreased compared to 1992 due principally to unfavorable currency translation rates versus 1992.

     In the United States, sales taxes are only collected in those states where Hamilton has a physical presence. Following a U.S. Supreme Court decision supporting this principle, several states have increased efforts to collect sales tax from their residents on out-of-state mail order purchases and legislation has been introduced in the U.S. Senate to override the Supreme Court's decision on this issue. If Hamilton had to collect sales taxes in all states, it would result in increased administrative cost of doing business.


DIRECT SELLING

     Worldwide Direct Selling Group sales for 1994 decreased 6% due to closed operations from the restructuring program, sluggish European economies, unfavorable foreign currency translation rates, and lower sales in the United States. Excluding the 1993 restructuring of $13 million, operating profit decreased 11% due to the lower sales and higher selling and marketing expenses that did not generate the expected sales results. Higher selling and marketing expenses were also the cause of the operating profit margin decline during the fourth quarter. Total year sales of operations that have been discontinued as a result of the restructuring program were $.9 million in 1994 and $5 million in 1993, and there were minor operating losses in 1994 compared to an operating loss in 1993 of $1.8 million. In addition, the restructuring program has resulted in cost reductions of approximately $4.4 million in 1994 compared to 1993, and the 1995 benefit is expected to be approximately $.8 million.

     European Direct Selling sales, which represented 72% of the total Group 1994 sales, decreased 4% due to local currency declines, unfavorable currency translation rates in 1994 compared to 1993, and to discontinued operations in Germany and Portugal which had 1993 sales of $1.1 million and operating losses of $.9 million. Excluding the 1993 restructuring, operating profit decreased 4%. European local currency 1994 sales and operating profit translated at 1993 average exchange rates would have resulted in a 3% sales and operating profit decrease. Excluding the restructuring impact for 1993 and 1994, the operating profit percentage decline exceeded the sales decline due to significantly higher levels of spending that did not generate the expected sales results. The Company has previously reported that its Italian subsidiary, Stanhome S.p.A., has been assisting its independent Dealers in the defense of personal tax assessments made against them in connection with the distribution of hostess gifts as part of the Stanhome Party Plan System, by paying legal expenses, advancing amounts for tax deposits, or making settlement payments where this is more cost effective than potential litigation costs, so as to protect its Dealer force and its ability to recruit and retain future Dealers. These payments have not been material. Stanhome S.p.A. has received, during 1994, a favorable ruling from the Italian government regarding certain tax consequences of the distribution of the hostess gifts. This ruling should lead to a favorable resolution of the ongoing Dealer tax litigation concerning these assessments.
To the extent necessary, the Italian subsidiary will continue to assist Dealers in the defense of these assessments.

     Latin American sales and operating profit increased due to unit volume increases despite the maxi devaluations in Mexico and Venezuela during 1994. Latin American sales and operating profit in 1994 represented 14% of Group sales and 19% of operating profit. The currency devaluations and resulting local economic impacts in Mexico and Venezuela could significantly impact U.S. dollar results in 1995, particularly if the local companies are unable to increase prices.

     Sales in 1994 for U.S. Direct Selling decreased 10% and the operating loss increased to over $3 million, despite cost reductions resulting from the restructuring program. Significantly higher spending did not generate sales increases. Due to the disappointing results despite vigorous efforts to turn the U.S. business around, the U.S. Direct Selling business, including Puerto Rico, will be closed in 1995 and the Stanley Home Products brand name will be licensed in the United States, Puerto Rico and Canada. Sales and operating losses for the business in 1994 were $36 million and $3.5 million, respectively. The assets of these companies will be disposed of during 1995 and virtually all of the associates will be terminated. The severance and other exit costs are expected to approximate $6 million, and to be offset by gains on the sale of assets of the business.

     Worldwide Direct Selling Group sales decreased 15% due to lower unit volumes and unfavorable currency translation rates in 1993 compared to 1992. During 1993, Direct Selling incurred a restructuring charge of $13 million to close losing operations and to take advantage of consolidation opportunities principally in the distribution and administrative functions to achieve, when completed, cost savings of an expected $8 million. As a result of restructuring, the last six months of 1993 compared to 1992 reflected improved operating profit of approximately $.6 million. Excluding the Direct Selling restructuring charge of $13 million, operating profit decreased 27%, reflecting the impact of lower sales on fixed costs combined with a higher percentage of selling, general and administrative expense.

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

     Sales in 1993 for the U.S. Direct Selling operations decreased and an operating loss was recorded prior to restructuring. The United States operations incurred a restructuring charge to close the Industrial Division, the Gift Gallery Division, two distribution centers, to eliminate self-manufacturing and to reduce work force levels. The 1993 combined sales and operating loss of the Gift Gallery and the Industrial Divisions were $3.9 million and $.9 million, respectively.


GENERAL CORPORATE EXPENSES increased in 1994 due to a $3.5 million charge for contract obligations for officers leaving the Company and due to higher compensation and benefits consistent with the Company's programs.


INTEREST EXPENSE AND OTHER INCOME, NET

     Interest expense in 1994 increased for the fourth quarter and year due to international borrowings for acquisitions during the fourth quarter. Interest income decreased in 1994 due to lower levels of investments. The 1994 gains on the sale of assets were principally from the sales of the Company's Direct Selling Zanesville, Ohio Customer Care Center in the first quarter and Puerto Rico Distribution Center in the third quarter. The amortization of goodwill increased due to the impact from the fourth quarter acquisitions.

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

INCOME TAXES

     The effective tax rates for 1994 were lower than 1993, excluding the impact of the restructuring charge, due to a favorable earnings mix with a lower ratio of foreign income to United States income, which has a lower rate.

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


INFLATION, CHANGING PRICES AND ECONOMIC CONDITIONS

     Although the Company's operations are affected by general economic trends, inflation and changing prices did not have a material impact on 1994 and 1993 results compared to prior years for operations in Europe and North America. Operations in Latin America, particularly Venezuela and most recently Mexico, have experienced highly inflationary economies with rapidly changing prices in local currencies. These conditions, with the resulting adverse impact on local economies, have made it difficult for operations in these locations to achieve adequate operating margins. In addition, the strengthening of the dollar versus Latin American currencies has resulted in lower U.S. dollar results for these operations. European operations were not significantly impacted by translation rates in total for 1994. European operations were unfavorably impacted by lower currency translation rates in 1993 compared to 1992. The value of the U.S. dollar versus international currencies where the Company conducts business will continue to impact the future results of these businesses. In addition to the currency risks, the Company's international operations, including sources of imported products, are subject to the risks of doing business abroad including import or export restrictions and changes in economic and political climates.


FINANCIAL CONDITION

     The Company has historically satisfied its capital requirements with internally generated funds and short-term loans. Working capital requirements fluctuate during the year and are generally greatest during the third quarter and lowest at the beginning of the first quarter.

     The major source of funds from operating activities was net income. Net accounts receivable increased 14% in 1994 and 15% in 1993 due to increased sales volumes, extended credit in giftware to provide customers better service and competitive terms, and to a higher percentage of direct response products, particularly plates, sold on credit. The allowance for losses on accounts receivable decreased as a percentage of accounts receivable primarily due to the deletion of non-paying accounts sooner in 1994 compared to 1993. Extended credit terms to customers has been a very effective means to increase sales and profits and will continue to be utilized in the future. Inventories increased 22% in 1994 due to the inventories of businesses acquired, to support the higher level of sales to product mix in Giftware and to lower than expected sales from Direct Selling. Inventories decreased 21% in 1993 following the Company's effort to improve inventory turns and customer deliveries. Lower currency translation rates in 1993 versus 1992 represented 3% of the inventory reduction. Prepaid expense increased 30% in 1994 due to a higher level of advertising. Prepaid advertising expense increased 28% in 1993 due to continuing market efforts in support of higher sales for the Direct Response Group. Total current liabilities increased 42% in 1994 due principally to the liabilities of the businesses acquired, higher level of sales, the short-term debt increase to acquire the businesses and to timing difference of payments versus 1993. Total current liabilities increased 13% in 1993 due principally to the restructuring accrual and an increase in the acquisition accrual following the Hamilton Direct Response profit increase.

     The major use of cash in investing activities for 1994 was for the acquisition of businesses which included $9.5 million for the final earn out payment for The Hamilton Group Limited, Inc. All of the acquisitions were accounted for using the purchase method. The allocation to goodwill in 1994 from acquisitions was $63 million and is being amortized on a straight-line basis over forty years. The assets of the three businesses acquired were accounts receivable $10.7 million, inventories $6.2 million, property, plant and equipment $4.8 million and other $.4 million. The sources of funds for all expenditures were from cash and investments, and short-term loans. Capital expenditures of $25 million are planned for 1995. The Company has an acquisition program and may utilize funds for this purpose in the future. Proceeds from the sale of property in the United States and Puerto Rico were primarily from the sale of distribution facilities. Marketable securities have principally consisted of Italian treasury bills and commercial paper. The Italian subsidiary invests excess cash in short-term investments which change from time to time based on availability and rates. The level of changes of marketable securities among the years principally represents investment alternatives versus certificates of deposit and time deposits.

     The major use of cash in financing activities was for dividends to shareholders and purchases of common stock. Purchases of common stock included shares repurchased by the Company and shares received from optionees to pay for the exercise price of options. Note 3 to the Financial Statements provides a detailed summary of treasury stock activity. The Company has an authorized program to purchase shares of stock for the Company treasury from time to time in the open market, depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 1994, 1.0 million shares remained available for purchase under the program. The Company's earnings, cash flow, and available debt capacity have made and make stock repurchases, in the Company's view, one of its best investment alternatives.
The major source of funds from financing activities continued to be from the exercise of stock options. Total stock options outstanding at the exercise price amounted to $71 million at December 31, 1994 and the Company could receive these funds in the future if the options are exercised.

     Annually, the Company makes provisions to record its obligation to pay, in the future, insurance premiums for postretirement benefits to eligible employees, and severance allowances to eligible employees of certain foreign subsidiaries upon their voluntary or involuntary separation. These obligations are not funded because there is not a financial benefit to fund them.

     Fluctuations in the value of the U.S. dollar versus international currencies affect the U.S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity. Shareholders' equity in 1994 decreased $.3 million due to international currency fluctuations impacting the cumulative translation component of shareholders' equity. The translation adjustments to the December 31, 1994 balance sheet that produced the 1994 change in the cumulative translation component of shareholders' equity were a decrease in working capital by $.3 million; but an increase in net property, plant and equipment and other assets by $.5 million; and long-term liabilities by $.5 million. The Company depends upon its international operations to pay dividends and to make other payments to the Company. The Company's international operations are subject to the risks of doing business abroad including currency, economic and political.

     As of December 31, 1994, the Company and its subsidiaries had approximately $145 million of unused formal and informal lines of credit. With the level of funds generated from operations, the level of working capital and the unused lines of credit, no liquidity problems are anticipated.

CONSOLIDATED BALANCE SHEET

December 31, 1994 and 1993

STANHOME INC.


ASSETS
                                                       1994            1993
                                                       ----            ----
CURRENT ASSETS:
  Cash (including interest bearing
    demand deposits)........................       $ 14,027,093    $ 20,870,000

  Certificates of deposit and time deposits.          5,322,746      32,463,754
  Marketable securities, at cost
    (which approximates market value).......              2,000       7,392,380

  Notes and accounts receivable, net........        140,696,603     123,018,073

  Inventories...............................        116,015,060      94,877,441

  Prepaid advertising.......................         40,099,913      30,946,289

  Other prepaid expenses....................          6,513,723       4,783,884
                                                   ------------    ------------
            Total current assets............        322,677,138     314,351,821
                                                   ------------    ------------

PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and improvements.....................          6,802,354       6,854,447
  Buildings and improvements................         53,263,633      42,099,109
  Machinery and equipment...................         26,445,094      26,931,332
  Furniture and fixtures....................         34,893,535      28,348,373
  Transportation equipment..................          4,591,010       3,618,538
                                                   ------------    ------------
                                                    125,995,626     107,851,799
  Less - Accumulated depreciation
    and amortization........................         68,036,607      63,177,270
                                                   ------------    ------------
                                                     57,959,019      44,674,529
                                                   ------------    ------------

OTHER ASSETS:
  Goodwill and other intangibles, net.......        121,586,984      61,749,461
  Other.....................................          9,899,491       8,954,915
                                                   ------------    ------------
                                                    131,486,475      70,704,376
                                                   ------------    ------------
                                                   $512,122,632    $429,730,726
                                                   ============    ============

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY
                                                   1994             1993
                                                   ----             ----
CURRENT LIABILITIES:
  Notes and loans payable..............        $ 39,022,890     $    834,197
  Accounts payable.....................          63,072,000       51,166,414
  Federal, state and
    foreign taxes on income............          37,062,510       21,598,997
  Accrued expenses -
    Payroll and commissions............          17,423,516       12,844,332
    Vacation, sick and
      postretirement benefits..........           9,435,495        9,074,991
    Pensions and profit sharing........           9,055,259        5,094,628
    Royalties..........................           7,974,606        7,319,675
    Restructuring......................           4,904,447       10,840,975
    Acquisitions.......................             208,042        9,125,000
    Other..............................          32,058,755       27,153,269
                                               ------------     ------------
           Total current liabilities...         220,217,520      155,052,478
                                               ------------     ------------
LONG-TERM LIABILITIES:
  Foreign employee severance obligations         13,207,097       12,869,999
  Pensions.............................           9,302,239        7,442,344
                                               ------------     ------------
           Total long-term liabilities.          22,509,336       20,312,343
                                               ------------     ------------
COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY:
  Common stock, par value $.125--
    Authorized 80,000,000 shares
    Issued 25,228,240 shares...........           3,153,530        3,153,530
  Capital in excess of par value.......          37,376,690       34,015,110
  Retained earnings....................         362,946,840      338,753,939
  Cumulative translation adjustments...       (  27,660,727)   (  27,405,455)
                                               ------------     ------------
                                                375,816,333      348,517,124
  Less - Shares held in treasury, at cost-
    Common stock, 6,077,397 shares in
      1994 and 5,836,617 in 1993.......         106,420,557       94,151,219
                                               ------------     ------------
           Total shareholders' equity..         269,395,776      254,365,905
                                               ------------     ------------
                                               $512,122,632     $429,730,726
                                               ============     ============

CONSOLIDATED STATEMENT OF INCOME
For the Years Ended December 31, 1994, 1993 and 1992

STANHOME INC.

                                    1994            1993            1992
                                    ----            ----            ----
NET SALES..................     $790,176,497    $750,662,776    $744,072,178

COST OF SALES..............      324,988,902     304,659,476     295,118,460
                                ------------    ------------    ------------
GROSS PROFIT...............      465,187,595     446,003,300     448,953,718

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSE...      384,635,879     363,451,535     365,520,560

RESTRUCTURING CHARGE.......                -      17,000,000               -
                                ------------    ------------    ------------
OPERATING PROFIT...........       80,551,716      65,551,765      83,433,158

  Interest expense.........    (   2,019,272)  (   2,010,964)  (   3,351,435)
  Other income, net........        2,206,760       2,598,911       6,910,383
                                ------------    ------------    ------------
INCOME BEFORE INCOME TAXES.       80,739,204      66,139,712      86,992,106

  Income taxes.............       36,683,643      33,007,035      40,275,836
                                ------------    ------------    ------------
NET INCOME.................     $ 44,055,561    $ 33,132,677    $ 46,716,270
                                ============    ============    ============
EARNINGS PER COMMON SHARE:
  Primary..................     $       2.26    $       1.68    $       2.32
  Fully diluted............     $       2.25    $       1.67    $       2.32

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

For the Years Ended December 31, 1994, 1993 and 1992

BALANCE, beginning of year.      $338,753,939    $325,241,068    $297,474,456
  Net income...............        44,055,561      33,132,677      46,716,270
  Cash dividends, $1.03 per
   share in 1994, $1.00 per
   share in 1993 and $.96
   per share in 1992.......     (  19,862,660)  (  19,619,806)  (  18,949,658)
                                 ------------    ------------    ------------
BALANCE, end of year.......      $362,946,840    $338,753,939    $325,241,068
                                 ============    ============    ============


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 1994, 1993 and 1992
STANHOME INC.

                                              1994           1993           1992
                                              ----           ----           ----
OPERATING ACTIVITIES:
  Net income.........................      $44,055,561    $33,132,677    $46,716,270
  Adjustments to reconcile net
   income to net cash provided by
   operating activities:
    Depreciation and amortization
     of property, plant and
     equipment.......................        7,657,414      8,354,026      8,396,192
    Allowance for losses on
     accounts receivable                  (    481,711)     3,325,574      1,375,162
    Amortization of other assets.....        2,782,503      2,285,245      2,215,827
    Gains on sale of capital assets..     (  1,270,990)  (     14,042)  (  1,348,354)
    Changes in assets and liabilities,
     net of effects from
     acquisition of businesses:
      Notes and accounts receivable..     (  5,967,513)  ( 22,606,637)  (  9,670,399)
      Inventories....................     ( 14,922,629)    21,845,489   ( 12,020,004)
      Prepaid expenses...............     ( 10,422,429)  (  7,446,253)  (  8,800,142)
      Other assets...................     (    603,181)  (    708,612)  (    465,747)
      Accounts payable and accrued
       expenses......................        9,596,362     20,834,829      6,043,281
      Taxes on income................       14,774,597   (    435,117)  (  1,303,172)
      Foreign employee
       severance obligations.........     (    185,798)         3,650        975,603
      Long-term pensions.............        1,859,895        728,405        827,236
                                           -----------    -----------    -----------
  Net cash provided by
   operating activities..............       46,872,081     59,299,234     32,941,753
                                           -----------    -----------    -----------
INVESTING ACTIVITIES:
  Purchase of property,
   plant and equipment...............     ( 16,755,519)  (  6,511,449)  (  6,873,397)
  Acquisition of businesses,
   net of cash acquired,
   including additional
   contingent cash payments..........     ( 78,674,108)  (    199,858)  (    316,469)
  Proceeds from sale of property,
   plant and equipment...............        4,022,600        572,110      3,823,213
  Other, principally
   marketable securities.............        7,816,024   (        811)  (      4,753)
                                           -----------    -----------    -----------
  Net cash used by
   investing activities..............     ( 83,591,003)  (  6,140,008)  (  3,371,406)
                                           -----------    -----------    -----------
FINANCING ACTIVITIES:
  Cash dividends.....................     ( 19,862,660)  ( 19,619,806)  ( 18,949,658)
  Exchanges and purchases
   of common stock...................     ( 12,884,838)  ( 12,232,407)  (  9,104,261)
  Notes and loans payable............       31,647,562   (    260,780)  (  9,472,177)
  Exercise of stock options..........        3,668,231        870,676      5,812,857
  Other common stock issuance........          308,849        327,144        290,768
                                           -----------    -----------    -----------
  Net cash provided/(used) by
   financing activities..............        2,877,144   ( 30,915,173)  ( 31,422,471)
                                           -----------    -----------    -----------
  Effect of exchange rate changes on
   cash and cash equivalents.........     (    142,137)  (  2,703,535)  (  5,688,688)
                                           -----------    -----------    -----------
  Increase/(decrease) in cash and
   cash equivalents..................     ( 33,983,915)    19,540,518   (  7,540,812)
  Cash and cash equivalents,
   beginning of year.................       53,333,754     33,793,236     41,334,048
                                           -----------    -----------    -----------
  Cash and cash equivalents,
   end of year.......................      $19,349,839    $53,333,754    $33,793,236
                                           ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1994, 1993 and 1992


1.  ACCOUNTING POLICIES:
    -------------------
     The accompanying consolidated financial statements include the accounts of Stanhome Inc. and its subsidiaries. All significant intercompany transactions have been eliminated in the consolidated financial statements. Certain reclassifications have been made in the 1993 and 1992 financial statements to conform to the 1994 presentation.

     The carrying amount of cash and certificates of deposit and notes and loans payable approximate fair value.

     The Company considers all highly liquid securities, including certificates of deposit, with maturities of three months or less, when purchased, to be cash equivalents. Marketable securities have consisted primarily of treasury bills and commercial paper maturing as follows (in thousands):

          Maturity Dates                                 1994        1993
          --------------                                 ----        ----
          Three months or less.................        $     -     $     -
          Over three months....................              2       7,392
                                                       -------     -------
                                                       $     2     $ 7,392
                                                       =======     =======

     The Company recognizes revenue as merchandise is turned over to the shipper. Sales by certain International direct selling subsidiaries are transacted at retail prices. However, these sales are reflected in the consolidated financial statements at equivalent wholesale selling prices.

     Notes and accounts receivable were net of allowance for doubtful accounts of $15,249,000 and $15,731,000 at December 31, 1994 and 1993, respectively.

     Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials. The Company values raw materials and certain manufactured and purchased items in the United States and Italy utilizing the last-in, first-out method while the first-in, first-out method is used for substantially all other inventories. The cost on a first-in, first-out basis over the carrying amount of inventories as reflected in the accompanying consolidated balance sheet was $1,971,000 and $1,232,000 at December 31, 1994 and 1993, respectively.

     The major classes of inventories were as follows (in thousands):

                                                         1994        1993
                                                         ----        ----
          Raw materials and supplies...........       $  7,071    $  6,710
          Work in process......................            818         644
          Finished goods in transit............          9,949       8,762
          Finished goods.......................         98,177      78,761
                                                      --------    --------
                                                      $116,015    $ 94,877
                                                      ========    ========

     The Company incurs prepaid advertising expense in connection with the marketing of certain of its direct response products. Such expense is amortized over the life of the associated product programs which is generally one year. The impact of adopting the AICPA's Statement of Position 93-7 ("Reporting on Advertising Costs") was immaterial to the Company as the Company was already in compliance with all the Statement's accounting provisions.

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

     Intangible assets, primarily goodwill, result from the allocation of the excess cost of acquisitions over net tangible assets acquired. Intangible assets are amortized using the straight-line method principally over 20 to 40 years. Intangible assets were net of accumulated amortization of $21,838,000 and $19,113,000 at December 31, 1994 and 1993, respectively. Business segment amortization was as follows (in thousands):

                                              1994      1993     1992
                                              ----      ----     ----
          Giftware.........................  $2,108    $1,702   $1,725
          Direct Response..................     666       574      477
          Direct Selling...................       9         9       14
                                             ------    ------   ------
          Total Consolidated...............  $2,783    $2,285   $2,216
                                             ======    ======   ======

     Total interest paid was $1,860,000 in 1994, $2,015,000 in 1993 and
$3,418,000 in 1992. The weighted average interest rate on short-term loans outstanding was 6.5% and 8.1% at December 31, 1994 and 1993, respectively.

     The Company accrues appropriate U.S. and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future. The cumulative amount of unremitted earnings of subsidiaries which has been, or is intended to be, permanently reinvested, aggregated approximately $16,264,000 at December 31, 1994. Had such reinvested unremitted earnings been distributed during 1994, applicable income taxes would have amounted to approximately $3,742,000 representing primarily taxes which would be withheld by foreign countries.

     Primary earnings per common share are based on the average number of common shares outstanding and common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury stock method. Fully diluted earnings per common share assumes, in addition to the above, an additional dilutive effect of stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1994, 1993 and 1992


     The number of shares used in the earnings per common share computation for 1994, 1993 and 1992 were as follows:
                                             1994         1993         1992
                                             ----         ----         ----
     Primary
      Average common shares outstanding   19,322,799   19,634,230   19,753,290
      Stock options....................      202,277      114,621      398,976
                                          ----------   ----------   ----------
      Average shares primary...........   19,525,076   19,748,851   20,152,266

     Fully diluted
      Additional dilutive effect of
       stock options...................       16,655       41,729        8,125
                                          ----------   ----------   ----------
      Average shares fully diluted.....   19,541,731   19,790,580   20,160,391

2.  EMPLOYEE BENEFIT PLANS:
    ----------------------
     The Company and some of its subsidiaries have several employee benefit plans covering most of their full time U.S. employees. The benefits under these plans are based primarily on years of service and compensation rates near retirement. The plans are funded in conformity with Federal tax and actuarial regulations. The figures for the domestic plans include nonqualified supplemental plans.

     Pension expense for the domestic plans includes the following components (in thousands):
                                              1994        1993        1992
                                              ----        ----        ----
  Service cost during the period.....       $ 2,151     $ 1,236     $ 1,629
  Interest cost on the projected
    benefit obligation...............         2,620       2,492       2,250
  Actual return on plan assets.......      (     48)   (  1,300)   (    894)
  Net amortization of prior service
    cost, net transition liability
    and net loss                           (  1,675)         45    (    407)
                                            -------     -------     -------
  Pension expense....................       $ 3,048     $ 2,473     $ 2,578
                                            =======     =======     =======

     The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31, 1994 and 1993 (in thousands):
                                                          1994        1993
                                                          ----        ----
  Actuarial present value of benefit obligations:
    Vested benefits..............................       $27,508     $28,632
    Nonvested benefits...........................           967       1,551
                                                        -------     -------
    Accumulated benefit obligation...............        28,475      30,183
  Additional obligation for future
    salary increases.............................         7,232       7,102
                                                        -------     -------
  Projected benefit obligation...................        35,707      37,285
  Fair value of plan assets, primarily
    marketable securities........................      ( 22,697)   ( 22,247)
                                                        -------     -------
  Unfunded excess of projected benefit obligation
    over plan assets.............................        13,010      15,038
  Unrecognized net transition asset/(liability),
    being recognized over 15 years...............      (    848)   (  1,190)
  Unrecognized prior service costs...............           803         216
  Unrecognized net gain/(loss)...................      (  2,939)   (  4,843)
                                                        -------     -------
  Pension liability recognized in
    the balance sheet............................       $10,026     $ 9,221
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

     Severance expense for the combined foreign subsidiary severance allowance programs includes the following components (in thousands):

                                             1994       1993       1992
                                             ----       ----       ----
   Service cost during the period...       $ 1,213    $ 1,624    $ 1,911
   Interest cost on the projected
     benefit obligation.............         1,129      1,691      1,773
   Actual return on plan assets.....      (     44)  (     31)  (     50)
   Net amortization of prior service
     cost, net transition liability
     and net loss...................           344        262        132
                                           -------    -------    -------
   Severance expense................       $ 2,642    $ 3,546    $ 3,766
                                           =======    =======    =======

     The following table sets forth the programs' funded status and amounts recognized in the subsidiaries' balance sheets at December 31, 1994 and 1993 (in thousands):

                                                     1994       1993

   Actuarial present value of
    benefit obligations:
     Vested benefits........................       $ 8,681    $ 9,563
     Nonvested benefits.....................         1,055      1,855
                                                   -------    -------
     Accumulated benefit obligation.........         9,736     11,418
   Additional obligation for future
     salary increases.......................         3,241      7,254
                                                   -------    -------
   Projected benefit obligation.............        12,977     18,672
   Fair value of plan assets................      (    156)  (    209)
                                                   -------    -------
   Unfunded excess of projected benefit
     obligation over plan assets............        12,821     18,463
   Unrecognized net transition asset/
     (liability), being recognized
     over 17 years..........................      (    746)  (  1,132)
   Unrecognized net gain/(loss).............         1,132   (  4,461)
                                                   -------    -------
   Severance liability recognized in the
     balance sheet..........................       $13,207    $12,870
                                                   =======    =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1994, 1993 and 1992


     The discount rates used to measure the foreign projected benefit obligation range from 5% to 13.5%, the rate of increase in future compensation levels ranges from 1.2% to 11.5% and funding is not significant.

     In addition to providing pension benefits, the Company and its subsidiaries sponsor a single-employer defined benefit postretirement health care and life insurance plan. Substantially all of the U.S. direct selling and corporate employees may become eligible for the benefits under this plan if they reach allowable retirement age while working for the Company or its subsidiaries. Those benefits are provided principally through insurance companies whose premiums are based on the anticipated benefits to be paid. The total costs for such retired employee benefits were principally accrued during their active employment.

     Effective January 1993, the Company adopted Statement No. 106 of the Financial Accounting Standards Board and formalized its funding policy for the plan. Under that policy, the Company pays premiums to insurance companies who provide the postretirement benefits. The effect of adopting the statement in 1993 was not material to the Company.

     Net periodic postretirement benefit expense includes the following components (in thousands):

                                                     1994       1993
                                                     ----       ----
     Service cost.........................         $   280    $   310
     Interest cost on accumulated
       postretirement benefit obligation..             170        180
     Actual return on plan assets.........               -          -
     Amortization of net
       transition liability...............               -          -
     Net amortization and deferral........               -          -
                                                   -------    -------
     Net periodic postretirement
       benefit expense                             $   450    $   490
                                                   =======    =======

     The following table sets forth the funded status of the plan reconciled with the amount shown in the Company's balance sheet at December 31, 1994 and 1993 (in thousands):

                                                  1994        1993
                                                  ----        ----
     Accumulated postretirement
      benefit obligation:
       Retirees...........................      $ 2,652     $ 1,762
       Fully eligible active
         plan participants................          459         933
       Other active plan participants.....        2,085       2,657
                                                -------     -------
                                                  5,196       5,352
     Plan assets at fair value............            -           -
                                                -------     -------
     Accumulated postretirement benefit
       obligation in excess of plan assets        5,196       5,352
     Unrecognized net gain/(loss)
       from differences between past
       experience and that assumed........            -           -
     Unrecognized prior service cost......            -           -
     Unrecognized net transition
       asset/(liability)..................            -           -
                                                -------     -------
     Accrued postretirement benefit
       liability recognized
       in the balance sheet...............      $ 5,196     $ 5,352
                                                =======     =======

     A 25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995. The cost trend rate was assumed to decrease gradually but still remain at double digit rates until 2020. After 2020, the rate was assumed to drop to and stabilize at 8%. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $460,000 and the aggregate of the service and interest cost components of the net postretirement benefit expense for the year then ended by $140,000.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6%.

     In addition, provisions have been made for unfunded anticipated retirement benefits for certain Officers. Also, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, severance allowance, profit sharing and retirement plan expense amounted to $10,846,000 in 1994, $9,561,000 in 1993 and $9,614,000 in
1992.

     In January 1995, the Company entered into an agreement with a third party to license the domestic operations of its Worldwide Direct Selling Group (See
Note 10). As a result, approximately 350 participants of the qualified pension plan will be retired or terminated in 1995. The impact of the plan curtailment is an estimated gain of $477,000. However, as part of this termination, affected participants were given an enhanced retirement benefit. The total cost of these enhancements was approximately $1.2 million.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1994, 1993 and 1992


     Stock option activity under all plans is summarized as follows:

                                             Number
                                               of            Option
                                             Shares           Price
                                             ------          ------
Outstanding at December 31, 1991....       1,381,760     $ 4.47-$41.12
  Granted...........................         378,000      33.75- 33.88
  Exercised.........................      (  245,583)      4.47- 28.50
  Cancelled.........................      (  114,700)     20.13- 33.75
                                           ---------
Outstanding at December 31, 1992....       1,399,477       4.97- 41.12
  Granted...........................         499,200      26.88- 33.25
  Exercised.........................      (   50,713)      4.97- 27.13
  Cancelled.........................      (   97,350)     26.88- 33.88
                                           ---------
Outstanding at December 31, 1993....       1,750,614       8.94- 41.12
  Granted...........................         743,700      31.88- 35.50
  Exercised.........................      (  140,052)      8.94- 33.75
  Cancelled.........................      (   51,600)     20.13- 41.12
                                           ---------
Outstanding at December 31, 1994....       2,302,662     $ 8.94-$41.12
                                           =========


     At December 31, 1994, there were 1,103,612 options vested and exercisable and 753,850 shares available for future grants.

     An analysis of treasury stock transactions for the years ended December 31, 1994, 1993 and 1992 is as follows:
                                                            Common
                                                            ------
                                                Shares           Cost
                                                ------           ----
Balance, December 31, 1991..............      5,437,446      $ 73,839,421
Purchases...............................        163,200         5,318,506
Stock option exchanges..................        107,998         3,785,755
Exercise of stock options...............     (  245,583)    (     774,825)
Issue of PAYSOP shares..................     (    5,596)    (      16,732)
Investment Savings Plan - 401(k) issues.     (    3,041)    (       9,466)
                                              ---------      ------------
Balance, December 31, 1992..............      5,454,424        82,142,659
Purchases...............................        435,800        11,984,127
Stock option exchanges..................          7,336           248,280
Exercise of stock options...............     (   50,713)    (     186,853)
Issue of PAYSOP shares..................     (    5,790)    (      20,844)
Investment Savings Plan - 401(k) issues.     (    4,440)    (      16,150)
                                              ---------      ------------
Balance, December 31, 1993..............      5,836,617        94,151,219
Purchases...............................        385,250        12,731,100
Stock option exchanges..................          4,561           153,738
Exercise of stock options...............     (  140,052)    (     578,416)
Issue of PAYSOP shares..................     (    5,598)    (      23,120)
Investment Savings Plan - 401(k) issues.     (    3,381)    (      13,964)
                                              ---------      ------------
Balance, December 31, 1994..............      6,077,397      $106,420,557
                                              =========      ============

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

     The change in capital in excess of par value resulted from the exercise of stock options, including the related income tax benefit ($3,089,815, $683,823 and $5,038,032 in 1994, 1993 and 1992, respectively), issuance of PAYSOP shares ($172,605, $173,085 and $168,670 in 1994, 1993 and 1992, respectively) and issuance of 401(k) Plan shares ($99,160, $117,065 and $95,900 in 1994, 1993 and
1992, respectively) noted above.

     An analysis of the change in shareholders' equity from the cumulative translation adjustment component for the years ended December 31, 1994, 1993 and 1992 is as follows (in thousands):

                       Cumulative Translation Adjustments
                       ----------------------------------
     Balance, December 31, 1991...................        $13,453
     Adjustment for 1992..........................          8,884
                                                          -------
     Balance, December 31, 1992...................         22,337
     Adjustment for 1993..........................          5,068
                                                          -------
     Balance, December 31, 1993...................         27,405
     Adjustment for 1994..........................            256
                                                          -------
     Balance, December 31, 1994...................        $27,661
                                                          =======


4.  OTHER INCOME, NET:
    -----------------
     Other income, net consists of the following (in thousands):

                                       1994        1993         1992
                                       ----        ----         ----
     Investment income........       $ 3,738     $ 4,207      $ 6,714
     Gains on the sale of
       capital assets and
       other, net.............         1,302          54        1,759
     Exchange transaction/
       translation gains/
       (losses), net..........      (     51)        623          653
     Other assets amortization      (  2,783)   (  2,285)    (  2,216)
                                     -------     -------      -------
                                     $ 2,206     $ 2,599      $ 6,910
                                     =======     =======      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1994, 1993 and 1992


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

     The following tables summarize the Company's operations by geographic area and business segment for 1994, 1993 and 1992 (in thousands):

  GEOGRAPHIC AREAS
                                     1994           1993           1992
                                     ----           ----           ----
  Net sales
    United States...........       $517,281       $480,258       $427,687
    Europe..................        204,418        205,326        250,885
    Other International and
      Eliminations..........         68,477         65,079         65,500
                                   --------       --------       --------
        Total consolidated..       $790,176       $750,663       $744,072
                                   ========       ========       ========
  Operating profit*
    United States...........       $ 61,497       $ 50,852       $ 54,790
    Europe..................         22,711         17,840         32,670
    Other International and
      Eliminations..........          9,126          4,455          3,693
                                   --------       --------       --------
       Operating profit
        before corporate
        expense.............         93,334         73,147         91,153
       General corporate
        expense.............      (  12,782)     (   7,595)     (   7,720)
                                   --------       --------       --------
        Total consolidated..       $ 80,552       $ 65,552       $ 83,433
                                   ========       ========       ========
  Identifiable assets
    United States...........       $324,802       $298,014       $275,989
    Europe..................        173,460         81,646        108,842
    Other International and
      Eliminations..........          6,084         18,759         24,313
                                   --------       --------       --------
       Identifiable assets..        504,346        398,419        409,144
       Corporate assets.....          7,777         31,312          6,474
                                   --------       --------       --------
        Total consolidated..       $512,123       $429,731       $415,618
                                   ========       ========       ========

*Operating profit for 1993 includes restructuring charges of $10,110 for the United States, $5,140 for Europe and $1,750 for other international locations.

BUSINESS SEGMENTS
                                       1994         1993          1992
                                       ----         ----          ----
Net sales
     Giftware..................      $417,685     $367,531      $349,250
     Direct Response...........       134,389      129,366        95,535
     Direct Selling............       240,996      255,120       300,058
     Eliminations..............     (   2,894)   (   1,354)    (     771)
                                     --------     --------      --------
     Total consolidated........      $790,176     $750,663      $744,072
                                     ========     ========      ========
Operating profit*
     Giftware..................      $ 64,800     $ 52,593      $ 52,140
     Direct Response...........         7,996       10,391         7,340
     Direct Selling............        20,538       10,163        31,673
                                     --------     --------      --------
     Operating profit before
      corporate expense........        93,334       73,147        91,153
     General corporate expense.     (  12,782)   (   7,595)    (   7,720)
                                     --------     --------      --------
     Total consolidated........      $ 80,552     $ 65,552      $ 83,433
                                     ========     ========      ========
Depreciation and amortization
     Giftware..................      $  5,330     $  5,261      $  5,236
     Direct Response...........         1,605        1,354         1,114
     Direct Selling............         3,248        3,761         4,048
                                     --------     --------      --------
     Depreciation and
      amortization.............        10,183       10,376        10,398
     Corporate depreciation and
      amortization.............           257          263           214
                                     --------     --------      --------
     Total consolidated........      $ 10,440     $ 10,639      $ 10,612
                                     ========     ========      ========
Capital expenditures
     Giftware..................      $ 12,032     $  2,299      $  2,493
     Direct Response...........         1,192        1,105           852
     Direct Selling............         3,326        2,787         3,211
                                     --------     --------      --------
     Capital expenditures......        16,550        6,191         6,556
     Corporate capital
      expenditures.............           206          320           317
                                     --------     --------      --------
     Total consolidated........      $ 16,756     $  6,511      $  6,873
                                     ========     ========      ========
Identifiable assets
     Giftware..................      $474,174     $346,309      $315,092
     Direct Response...........       108,688       90,890        69,239
     Direct Selling............        92,719       91,210       119,647
     Eliminations..............     ( 171,235)   ( 129,990)    (  94,834)
                                     --------     --------      --------
     Identifiable assets.......       504,346      398,419       409,144
     Corporate assets..........         7,777       31,312         6,474
                                     --------     --------      --------
     Total consolidated........      $512,123     $429,731      $415,618
                                     ========     ========      ========


*Operating profit for 1993 includes restructuring charges of $4,000 for Giftware and $13,000 for Direct Selling.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1994, 1993 and 1992


6.  INCOME TAXES (in thousands):
    ------------
     Effective January 1993, the Company adopted Statement No. 109 of the Financial Accounting Standards Board. Prior year financial statements have not been restated for the effect of this statement. The effect of adopting the statement in 1993 on net income was not material.

     The domestic and foreign components of the net deferred tax liability on income consist of the following:

                                      Deferred Tax Benefit(Liability)
                                      -------------------------------
                                                1994        1993
                                                ----        ----
    United States
      Federal--
        Prepaid advertising............      ($12,437)   ($ 9,743)
        Acquisition step-up
         amortization adjustment.......      (  4,195)   (  4,213)
        Accelerated depreciation.......      (  1,453)   (  1,463)
        Inventory reserve..............         5,328       4,170
        Deferred compensation..........         4,333       2,844
        Bad debt reserve...............         2,581       1,914
        Postretirement benefits........         1,756       1,742
        Returns and allowances reserve.         1,183       1,006
        Other items, net...............         2,236       1,993
                                              -------     -------
                                             (    668)   (  1,750)
                                              -------     -------
      State--
        Prepaid advertising............      (  2,236)   (  1,759)
        Acquisition step-up
         amortization adjustment.......      (    902)   (    906)
        Accelerated depreciation.......      (    307)   (    307)
        Inventory reserve..............         1,113         868
        Deferred compensation..........           924         602
        Bad debt reserve...............           493         361
        Postretirement benefits........           378         375
        Returns and allowances reserve.           254         215
        Other items, net...............           508         456
                                              -------     -------
                                                  225    (     95)
                                              -------     -------
    Foreign
        Accelerated depreciation.......      (  2,374)   (  2,686)
        Other items, net...............         1,583       1,025
                                              -------     -------
                                             (    791)   (  1,661)
                                              -------     -------
      Total                                  ($ 1,234)   ($ 3,506)
                                              =======     =======

     The domestic and foreign components of income before income taxes are as follows:

                                  1994         1993         1992
                                  ----         ----         ----
     Domestic..............     $50,039      $46,198      $55,404
     Foreign...............      30,700       19,942       31,588
                                -------      -------      -------
                                $80,739      $66,140      $86,992
                                =======      =======      =======

     The provision for income taxes consists of the following:

                                   1994         1993        1992
                                   ----         ----        ----
Currently payable:
 United States Federal.....      $18,733      $15,658     $15,325
 United States State.......        4,963        4,585       4,081
 Foreign...................       15,259       13,459      20,968
                                 -------      -------     -------
                                  38,955       33,702      40,374
                                 -------      -------     -------
Deferred:
 United States Federal.....     (  1,082)         345         959
 United States State.......     (    320)    (      9)        118
 Foreign...................     (    870)    (  1,031)   (  1,175)
                                 -------      -------     -------
                                (  2,272)    (    695)   (     98)
                                 -------      -------     -------
                                 $36,683      $33,007     $40,276
                                 =======      =======     =======

     A reconciliation of the total effective tax rate to the statutory Federal income tax rate is as follows:

                                       1994        1993       1992
                                       ----        ----       ----
Statutory income tax rate........      35.0%       35.0%      34.0%
State taxes, net of
  Federal income tax effect......       3.7         5.0        3.2
Impact of foreign tax
  rates and credits..............       4.2         4.4        5.6
Restructuring impact.............         -         3.6          -
Foreign subsidiaries in
  loss position receiving
  little or no tax benefit.......        .5         1.1        1.9
Impact of nondeductible expenses.       2.3         1.0        1.7
Other items, net.................     (  .3)      (  .2)     (  .1)
                                       ----        ----       ----
Total effective income tax rate..      45.4%       49.9%      46.3%
                                       ====        ====       ====

     The Company made income tax payments of $21,909,000 in 1994, $33,442,000 in 1993 and $41,579,000 in 1992.

7.  RESTRUCTURING PROGRAM:
    ---------------------
       In the second quarter of 1993, the Company incurred a restructuring charge of $17 million pre-tax, $11.5 million after tax, or $.58 per share. The restructuring charge did not include any future operating expenses or future systems enhancements. The tax benefit of $5.5 million, or 32%, was limited by the inability to fully receive tax benefits for all of the charges in certain international locations. The charge included $9.7 million for severance pay related expenses, $4.8 million for facilities closing and moving, $1.7 million write down of current assets, and $.8 million write down of net fixed assets. There has not been any material change in the major components of the charges. The restructuring charge was $13 million for Worldwide Direct Selling and $4 million for Enesco Worldwide Giftware. No additional charges are anticipated to complete the restructuring program. The restructuring program takes advantage of consolidation opportunities principally in the distribution and administrative functions within the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1994, 1993 and 1992

Company to achieve future operating efficiencies and savings. The restructuring included the closing of the Gift Gallery and Industrial Divisions in the United States and the closing of subsidiary operations in Australia, Germany and Portugal.

      As of December 31, 1994, the restructuring program is virtually completed, and has resulted in a reduction of approximately 460 employees worldwide. The remaining restructuring accrual on the balance sheet as of December 31, 1994, is $4.9 million, principally consisting of severance payments.

8.  FINANCIAL INSTRUMENTS:
    ---------------------
       The Company enters into various short-term foreign exchange agreements during the year, all of which are held for purposes other than trading. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. The Company's various subsidiaries import products in foreign currencies and from time to time will enter into agreements or build foreign currency deposits as a partial hedge against currency fluctuations on inventory purchases. Gains and losses on these agreements are deferred and recorded as a component of cost of sales when the related inventory is sold. At December 31, 1994, there were no open inventory purchase agreements and deferred amounts were not material. The Company makes short-term foreign currency intercompany loans to various international subsidiaries and utilizes agreements to fully hedge these transactions against currency fluctuations. The cost of these agreements is included in the interest charged to the subsidiaries and expensed monthly as the interest is accrued.
The intercompany interest eliminates upon consolidation and any gains and losses on the agreements are recorded as a component of other income. All of the outstanding agreements as of December 31, 1994 are to hedge intercompany loans. The Company receives dividends, technical service fees, royalties and other payments from its subsidiaries. From time to time, the Company will enter into foreign currency forward agreements as a partial hedge against currency fluctuations on these current receivables. Gains and losses are recognized or the credit or debit offsets the foreign currency payables. As of December 31, 1994, net deferred amounts on outstanding agreements were not material. The outstanding agreement amounts (notional value) at December 31, 1994, are as follows (in thousands):

               United Kingdom           $21,754
               Italy                      8,013
               Canada                     6,060
               Germany                    4,130
               France                     2,060
               U.S.                       1,750
                                        -------
               Total                    $43,767
                                        =======

9.  ACQUISITION:
    -----------
       In September 1994, the Company announced an all cash tender offer to acquire 100% of the shares of Lilliput Group plc ("Lilliput"), a U.K.-based manufacturer and distributor of family giftware. Lilliput's products are sold to a diverse group of retailers in the U.K. and United States, and through export to 48 countries. Its primary product line is hand-painted miniature cottages sold under the "Lilliput Lane" brand name.

      As of December 31, 1994, the Company has acquired all of the outstanding shares of Lilliput. The acquisition has been accounted for as a purchase, with the purchase price in 1994 amounting to $62.5 million including broker and related acquisition costs, with $.2 million of these acquisition costs payable in the first quarter of 1995. Funds used for the purchase were provided from the liquidation of the Company's short-term investments and incurrence of short-term bank loans.

      The purchase price was allocated to net assets acquired based upon their fair values. The excess of the aggregate purchase price over the fair value of net assets acquired of $54.8 million has been assigned to goodwill and will be amortized on a straight-line basis over 40 years.

      The Company's consolidated financial statements for 1994 reflect the acquisition and the operating results since October of Lilliput.

      The following unaudited pro forma combined results of operations for the years ended December 31, 1994 and 1993, give effect to the acquisition of Lilliput as though it had occurred at the beginning of the year. The pro forma results are based on historical results of operations adjusted for acquisition costs, and in the opinion of management, are not necessarily indicative of what the results would have been had the Company operated
Lilliput since the beginning of 1993.

                                        Pro Forma (Unaudited)
                                        Year Ended December 31,
                                         (in thousands, except
                                           per share amounts)
                                        ----------------------
                                           1994        1993
                                           ----        ----

Net sales                                $806,243    $773,719
Net income                                 42,520      32,376
Earnings per common share:
   Primary                                  $2.18       $1.64
   Fully diluted                            $2.18       $1.64
Average shares of common
 stock outstanding:
   Primary                                 19,525      19,749
   Fully diluted                           19,542      19,791

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1994, 1993 and 1992


10.  SUBSEQUENT EVENT:
     ----------------
       In January 1995, the Company entered into an agreement with a third party to license the domestic operations of its Worldwide Direct Selling Group. The business to be licensed, known as Stanley Home Products ("SHP"), markets home care, personal care and cosmetic items to consumers through direct selling programs. SHP, with net sales of approximately $36 million in 1994, has produced operating losses for the past several years. It represents approximately 14% of the Worldwide Direct Selling Group's 1994 net sales and less than 5% of the Company's consolidated net sales. For 1994, SHP's operating loss in the U.S. and Puerto Rico was approximately $3.5 million.

      The agreement calls for the third party to license the trademarks and formulas of SHP for use in the U.S., Puerto Rico and Canada, and remit to the Company royalties based on sales of the related products.

      The transfer of the SHP business is to be completed by the second quarter of 1995. In connection with this agreement, the Company will close administrative and distribution facilities in the U.S. and Puerto Rico during the first quarter of 1995. Management believes that the total costs to exit the SHP operations, including employee severance benefits, will be offset in 1995 by a comparable amount of gains, approximately $6 million, primarily from the sale of SHP's distribution facilities. The costs to exit the SHP operations are therefore not expected to have a material adverse impact on the Company's future operating results or financial condition. As of December 31, 1994 the net book value of assets of the business to be disposed of were accounts receivable of $1.8 million, net inventories of $6.4 million and net property, plant and equipment of $1.9 million. In accordance with Emerging Issues Task Force Issue 94-3, exit costs were not recorded in 1994.

11.  COMMITMENTS AND CONTINGENCIES:
     -----------------------------
     The Company and its subsidiaries incurred rental expense under operating leases of $8,010,000 in 1994, $6,019,000 in 1993 and $7,616,000 in 1992.

     The minimum rental commitments under noncancelable operating leases as of December 31, 1994 are as follows (in thousands):

               Period                             Aggregate Amount
               ------                             ----------------
                1995.....................              $ 5,779
                1996.....................                4,345
                1997.....................                2,462
                1998.....................                2,093
                1999.....................                1,932
             Later years.................                2,432
                                                       -------
     Total minimum future rentals........              $19,043
                                                       =======

     The Company and its subsidiaries have entered into various licensing agreements requiring royalty payments ranging from .5% to 15.5% of specified product sales. Royalty expense under these licensing agreements totaled $31,100,000 in 1994, $28,100,000 in 1993 and $23,900,000 in 1992. Pursuant to
the various licensing agreements, the future minimum guaranteed royalty payments are $13,500,000 in 1995, $13,700,000 in 1996 and $12,100,000 in 1997.

     At December 31, 1994, the Company had formal and informal unused lines of credit of approximately $145,000,000.

     There are various legal proceedings pending against the Company and its subsidiaries which have arisen during the normal course of business. Management does not believe that the ultimate outcome of those legal proceedings will have a material adverse impact upon the consolidated financial condition of the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------
To the Shareholders and Board of Directors of Stanhome Inc.:

     We have audited the accompanying consolidated balance sheet of Stanhome Inc. (a Massachusetts corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanhome Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


                                          /s/ Arthur Andersen LLP
                                          ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 21, 1995

QUARTERLY RESULTS (UNAUDITED):
-----------------
(In thousands, except per share amounts)

     The following table sets forth information with respect to the consolidated quarterly results of operations for 1994, 1993 and 1992. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.


                                        For the Three Months Ended
                               ---------------------------------------------
                                March 31,   June 30,    Sept. 30,   Dec. 3l,
                                  1994        1994        1994        1994
                                --------    --------    --------    --------
Net sales..................     $171,769    $188,592    $193,255    $236,560
Cost of sales..............       69,806      74,486      85,032      95,664
                                --------    --------    --------    --------
Gross profit...............      101,963     114,106     108,223     140,896
Selling, general and
  administrative expense...       86,983      93,272      86,245     118,136
                                --------    --------    --------    --------
Operating profit...........     $ 14,980    $ 20,834    $ 21,978    $ 22,760
                                ========    ========    ========    ========
Net income.................     $  8,133    $ 11,608    $ 13,117    $ 11,198
                                ========    ========    ========    ========
Earnings per common share:
  Primary and fully diluted     $    .41    $    .59    $    .67    $    .58
                                ========    ========    ========    ========

                                        For the Three Months Ended
                               ---------------------------------------------
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
                                ========    ========    ========    ========

                                        For the Three Months Ended
                               ---------------------------------------------
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
                                ========    ========    ========    ========

FINANCIAL HIGHLIGHTS LAST TEN YEARS
(In thousands, except per share amounts)
STANHOME INC.

                                                            1994          1993a.         1992
Net sales......................................           $790,176      $750,663       $744,072
Cost of sales..................................            324,988       304,660        295,118
                                                          --------      --------       --------
Gross profit...................................            465,188       446,003        448,954
Selling, general and administrative expense....            384,636       380,451        365,521
                                                          --------      --------       --------
Operating profit...............................             80,552        65,552         83,433
Interest expense...............................          (   2,019)    (   2,011)     (   3,351)
Other income, net..............................              2,206         2,599          6,910
                                                          --------      --------       --------
Income before income taxes.....................             80,739        66,140         86,992
Income taxes...................................             36,683        33,007         40,276
                                                          --------      --------       --------
Net income.....................................           $ 44,056      $ 33,133       $ 46,716
                                                          ========      ========       ========

Earnings per common share fully diluted:
 Net income....................................           $   2.25      $   1.67       $   2.32
                                                          ========      ========       ========

Average shares of common stock fully diluted...             19,542        19,791         20,160
Shares of common stock outstanding at year end.             19,151        19,392         19,774
Market value per common share at year end......           $  31.63      $  33.88       $  34.75
Cash dividends paid or provided for............           $ 19,863      $ 19,620       $ 18,950
Dividends per common share.....................           $   1.03      $   1.00       $    .96
Capital expenditures...........................           $ 16,756      $  6,511       $  6,873
Depreciation...................................           $  7,657      $  8,354       $  8,396
Working capital................................           $102,460      $159,299       $160,977
Total assets...................................           $512,123      $429,731       $415,618
Total long-term liabilities....................           $ 22,509      $ 20,312       $ 21,393
Shareholders' equity...........................           $269,396      $254,366       $256,956
Book value per common share....................           $  14.07      $  13.12       $  12.99
Return on average shareholders' equity.........                17%           13%            19%

Note:
  a. Includes a restructuring operating charge of $17 million pre-tax, $11.5 million after tax or $.58 per share.

     The financial data set forth above should be read in connection with the financial statements, accompanying notes and Management's Discussion on the preceding pages.


   1991          1990          1989           1988          1987           1986          1985
 $710,208      $675,665      $571,380       $480,374      $433,154       $380,501      $327,888
  281,668       264,609       222,612        187,095       165,645        148,029       137,272
 --------      --------      --------       --------      --------       --------      --------
  428,540       411,056       348,768        293,279       267,509        232,472       190,616
  349,404       323,547       268,478        219,094       202,774        180,133       154,732
 --------      --------      --------       --------      --------       --------      --------
   79,136        87,509        80,290         74,185        64,735         52,339        35,884
(   5,016)    (   5,394)    (   5,945)     (   8,142)    (   6,146)     (   3,378)    (   3,771)
    7,019         8,143         5,305          5,756         3,847          1,587         2,630
 --------      --------      --------       --------      --------       --------      --------
   81,139        90,258        79,650         71,799        62,436         50,548        34,743
   36,086        39,191        35,026         31,159        29,725         24,900        16,684
 --------      --------      --------       --------      --------       --------      --------
 $ 45,053      $ 51,067      $ 44,624       $ 40,640      $ 32,711       $ 25,648      $ 18,059
 ========      ========      ========       ========      ========       ========      ========


 $   2.21      $   2.54      $   2.23       $   1.96      $   1.58       $   1.17      $    .86
 ========      ========      ========       ========      ========       ========      ========

   20,355        20,112        20,037         20,710        20,677         21,841        21,097
   19,791        19,550        19,365         19,953        19,585         18,975        21,225
 $  37.00      $  33.75      $  25.88       $  18.38      $  15.00       $  11.38      $   6.88
 $ 18,134      $ 16,172      $ 13,727       $ 11,994      $  9,106       $  8,367      $  6,345
 $    .92      $    .83      $    .71       $   .605      $    .47       $    .40      $    .30
 $  7,821      $ 10,925      $  5,067       $  5,137      $  6,741       $ 11,051      $  7,136
 $  7,940      $  7,649      $  6,725       $  6,660      $  5,771       $  5,521      $  4,768
 $138,913      $112,716      $ 71,508       $ 76,290      $ 46,993       $ 17,990      $ 32,765
 $419,319      $391,822      $335,154       $275,525      $244,267       $202,200      $186,967
 $ 23,506      $ 21,691      $ 17,682       $ 11,319      $ 11,743       $  9,163      $  7,354
 $241,074      $211,457      $170,399       $158,169      $130,755       $100,768      $109,742
 $  12.18      $  10.82      $   8.80       $   7.93      $   6.68       $   5.31      $   5.17
      20%           27%           29%            29%           28%            23%           18%

                                      -51-