Form 10-K405, Exhibit 13
period 1996-12-31
STANHOME INC
filed 1997-03-26
CIK 93542

                                                               EXHIBIT 13

                                                                    Percentage
                                                                     Increase
FINANCIAL HIGHLIGHTS                            1995       1996     (Decrease)
 (In millions, except per share amounts)
Net sales                                       $830       $845          2%
Operating profit                                  86         81         (6%)
Net income before taxes                           76         69         (9%)
Net income after taxes                            42         38         (8%)
Working capital                                  100        109          9%
Total assets                                     534        555          4%
Shareholders' equity                             267        279          5%
Return on average shareholders' equity           16%        15%
Per share data:
 Net income fully diluted                      $2.22      $2.12         (5%)
 Dividends declared                            $1.06      $1.09          3%
Shareholders' equity at December 31           $14.55     $15.57          7%
Average number of shares fully diluted         18.90      18.12         (4%)
Number of shares outstanding at December 31    18.33      17.90         (2%)

Stock Market, Dividend and Shareholder Information
               1995
                               Market Price
                               ------------
Quarter        Dividend        High     Low
-------------------------------------------
First            $.265        $31.50  $26.88
Second            .265         33.00   27.13
Third             .265         33.38   30.38
Fourth            .265         32.38   28.50

               1996
                               Market Price
                               ------------
Quarter        Dividend        High     Low
--------------------------------------------
First            $.265        $32.63  $26.25
Second            .265         32.00   26.50
Third             .28          29.00   25.38
Fourth            .28          29.50   25.63


     Stanhome's Common Stock is traded on the New York and Pacific stock exchanges (Symbol: STH). The table shows, for the indicated periods, dividends paid and the high and low price range. (Source: New York Stock Exchange Composite Tape.) As of December 31, 1996, there were 3,401 record holders of the Common Stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

STANHOME INC.

     The following discussion gives more depth on Stanhome's financial condition and results of operations. You will probably find it helpful to have first read the financial statements, accompanying notes and the financial highlights of recent years.


Segment Sales and Operating Profit
----------------------------------

Giftware
--------
1996 Compared with 1995
-----------------------
     Giftware Group sales increased 5% in 1996 primarily due to unit volume growth in the United States. Sales from a new business acquired in France during the first quarter of 1996 accounted for approximately .7% of the sales increase for the year and the fourth quarter of 1996. The Precious Moments line represented 40.0% of the 1996 sales compared to 44.3% in 1995 and the Cherished Teddies line represented 17.8% of 1996 sales compared to 14.4% in 1995. Sales for 1996 in North America benefited from an expansion of the Company's program of extended accounts receivable terms. The increased accounts receivable are not expected to have a material impact on bad debts. International sales increased slightly, including the new French acquisition, and amounted to 16.4% of 1996 sales compared to 16.5% in 1995. The Group's backlog of orders at year-end 1996 was approximately at the same level as 1995. Total Group operating profit increased 1.9% for 1996 due to increased margins from North America on the higher sales volume. European operating profit and margins decreased due to higher cost of sales and operating expenses including costs for a key management change. Total Group cost of sales in 1996 increased to 52.8% of sales versus 52.1% in 1995 due principally to product mix, and lower margins in Europe due to the overall soft retail environment. Selling, distribution, general and administrative expenses amounted to 31.8% of sales in 1996 compared to 32.1% in 1995 and decreased due to improvement in North America from the benefit on the sales increase on fixed costs. Partially offsetting this improvement was higher spending in Europe. The fourth quarter Giftware percentage increase in sales and operating profit was greater than the full year due to seasonality and timing of delivery of products from the Far East.

1995 Compared with 1994
-----------------------
     Giftware Group sales increased 18% in 1995 due to new businesses acquired in the fourth quarter 1994 and to continued unit volume growth from the Precious Moments line in North America and the Cherished Teddies line internationally. The new businesses accounted for 1% of the fourth quarter 2% increase in sales and 8% of the full year 18% increase in sales. The Precious Moments line represented 44.3% of 1995 sales compared to 44.8% in 1994 and the Cherished Teddies line represented 14.4% of 1995 sales compared to 14.8% in 1994. Sales for 1995 in North America benefited from an expansion of the Company's program of extended accounts receivable terms. This facilitated the shipment of orders for available goods sooner in 1995 versus 1994.
Principally reflecting the impact of earlier shipments in 1995, and an increase in order frequencies for collectible lines, the Group's backlog of orders as of year-end 1995 was down approximately 16% or $15 million compared to 1994. International results increased and, including new businesses, international sales represented 16.5% of 1995 sales compared to 12% in 1994.

Total Group operating profit increased for 1995 led by North America and benefited from a lower percentage of selling, distribution, general and administrative expenses (32.1% in 1995 versus 32.6% in 1994) principally due to the favorable impact of the sales increase on fixed costs. Total Group cost of sales in 1995 increased to 52.1% of sales versus 51.9% in 1994 due principally to product mix. The increased operating margins were partially reduced by low margins from the new businesses. The fourth quarter Giftware percentage increase in sales and operating profit was less than the nine months year-to-date due to seasonality, timing of delivery of products from the Far East and weaker general business conditions.


Direct Response
---------------
1996 Compared with 1995
-----------------------
     Direct Response Group sales decreased 4% in very competitive markets with decreases in both North America and Europe. International sales amounted to 10.8% of sales in 1996 compared to 10.4% in 1995. Doll sales accounted for 19% of 1996 sales compared to 30% in 1995 while plate sales accounted for 29% of 1996 sales compared to 40% in 1995. All other categories of sales which are primarily figural increased to 52% of sales in 1996 compared to 30% in 1995. The Precious Moments line represented 11.4% of sales in 1996 compared to 11.6% of sales in 1995 and the Cherished Teddies line represented 9.6% of 1996 sales compared to 11.7% in 1995. Group operating profit increased to $389 thousand compared to a $2.1 million loss in 1995. The 1996 North American operating profit was reduced by operating losses in Europe. The return to profitability in North America in 1996 was due primarily to a lower advertising expense compared to 1995 as sales programs were more focused with a higher percentage of sales from existing customer lists that have a much higher rate of advertising productivity. European operating losses increased to $2.8 million. The 1996 loss reflects much higher spending, very poor market conditions and responses to product offerings as well as severance costs and write-downs. The European operations are scheduled to be closed during 1997 and the losses in 1997 are expected to be below the 1996 levels. Total Group cost of sales increased .6% to 33.2% due to sales mix. Total selling, distribution, general and administrative expenses decreased to 66.5% of sales in 1996 compared to 68.8% in 1995, due primarily to lower advertising expenses in North America. Total Group advertising expenses amounted to 47% of sales in 1996 compared to 53% of sales in 1995. In addition to the seasonality of the business, the fourth quarter sales decrease and profit improvement for the Group reflects a continued focus on more profitable sales from existing customers, but with lower total overall sales.

Direct Response - New Businesses

     Direct Response New Businesses represent the cost in the United States to develop and test existing products and new product offerings in the potentially profitable catalog and telephone response markets. The catalog tests were targeted for the fourth quarter and, in total, were expected to be unprofitable due to the development costs. The financial results of the tests were below expectations and substantially less losses for tests are expected for 1997.

1995 Compared with 1994
-----------------------
     Direct Response Group sales increased 11% in very competitive market conditions due principally to increased product offerings. International sales and operating losses increased and international sales represented 10% of total sales. Doll sales accounted for 30% of 1995 sales compared to 31% in 1994, while plate sales accounted for 40% of sales in 1995 compared to 51% in 1994. All other categories of sales, which are primarily figural, increased to 30% of sales in 1995 compared to 18% in 1994. The Precious Moments line represented 11.6% of 1995 sales compared to 5.8% in 1994 and the Cherished Teddies line represented 11.7% of 1995 sales compared to 6.2% in 1994. Market conditions for the direct response businesses for the Company's products continued to be soft and very competitive with many product offerings with a lower success rate and ads going against weakness in consumer spending. Total Group cost of sales increased to 32.6% of sales in 1995 compared to 30.8% in 1994 principally due to the costs associated with lower success rates for product offerings. Selling, distribution, general and administrative expenses increased to 68.8% of sales in 1995 compared to 63.2% in 1994, reflecting the market conditions. Advertising expenses increased to 53% of sales in 1995 compared to 49% in 1994 due to reduced response rates to ads, a significantly lower success rate for product introductions which have increased over 1994, and a resistance by customers to higher prices. Additionally, product returns and bad debts on installment billing programs have increased. Reflecting these poor market conditions combined with expense increases in postage, paper and advertising rates, and the cost to replace some members of the key management team, the Group recorded an operating loss for the year.

     In the United States, sales taxes are only collected in those states where Hamilton has a physical presence. Following a U.S. Supreme Court decision supporting this principle, several states have increased efforts to collect sales tax from their residents on out-of-state mail order purchases and there have been U.S. Congress legislative efforts to override the Supreme Court's decision on this issue. If Hamilton had to collect sales taxes in all states, it would result in increased administrative cost of doing business.


Direct Selling
--------------
1996 Compared with 1995
-----------------------
     Total Direct Selling sales in 1996 decreased 3% and operating profit decreased 27%. Cost of sales increased as a percentage of sales to 27.7% in 1996 compared to 27.1% in 1995 due primarily to sales mix. Selling, distribution, general and administrative expenses increased and amounted to 64.1% of sales in 1996 compared to 62.0% in 1995. The percentage increased due to the impact of lower sales volume on fixed costs and higher levels of spending that did not result in increased sales. Operating results were down in both Europe and Latin America.

     European sales decreased 4% due to local currency declines and represented 88% of total Group sales. European operating profit decreased 28% for the year due to higher selling, distribution, general and administrative expenses and represented 89% of total Group operating profit. The decrease was due principally to higher levels of selling, distribution, general and administrative expenses in Italy and the impact of lower European sales volume on fixed costs. Also contributing was the impact of a full year of expenses of the European headquarters. A principal cause of decreased sales and lower margins from Italy, the Group's largest operation, has been the unfavorable impact on the activity of the Italian independent Dealers of the previously reported tax assessments made against them and resulting tax litigation with the Italian government, and a higher tax burden in general. This tax burden and new social benefit taxes and registration requirements enacted in 1996 are expected to continue to unfavorably impact the Company's independent Dealer force and its ability to recruit and retain Dealers. European local currency sales and operating profit translated at 1995 average exchange rates would have resulted in a 4% sales decrease and a 29% operating profit decrease. Sales for the Latin American Group, Colombia (new in 1996), Mexico and Venezuela increased 3% but operating profit decreased 38%. Colombia incurred start-up losses of $300 thousand and Venezuelan results decreased due to the currency devaluations. Fourth quarter Direct Selling results vary from the total year due to the seasonality of the business.

1995 Compared with 1994
-----------------------
     Comparable Direct Selling results for the fourth quarter and year excluding the United States and Puerto Rico operations, which in 1995 were licensed to a third party, are as follows (in thousands):

                           Fourth Quarter w/o U.S. and Puerto Rico
                           ---------------------------------------
                                  1995        1994     % Change
                                  ----        ----     --------
            Sales               $ 58,841    $ 63,700       ( 8)
            Operating Profit       7,932       8,558       ( 7)

                              Total Year w/o U.S. and Puerto Rico
                              -----------------------------------
                                  1995        1994     % Change
                                  ----        ----     --------
            Sales               $192,429    $204,462       ( 6)
            Operating Profit      21,006      24,032       (13)

     The comparable 1995 operating margins decreased .9% versus 1994 primarily from a higher percentage of selling, distribution, general and administrative expenses, due to the impact of lower sales on fixed costs. The comparable cost of sales was 27.1% in 1995 versus 27.0% in 1994.

     European sales decreased 5% for the fourth quarter and l% for the year due to local currency declines, and represented 89% of total 1995 Direct Selling sales. European operating profit, due to higher selling, distribution, general and administrative expenses, decreased 8% for the year and represented 91% of total Direct Selling operating profit for 1995. Lower sales and margins from Italy, the Group's largest operation, was principally the cause of the lower total results. Results from Italy for the past several years have been on a downward trend. A principal cause has been the unfavorable impact on the activity of the Italian independent Dealers of the previously reported tax assessments made against them and resulting tax litigation with the Italian government, and a higher tax burden in general. European local currency sales and operating profit translated at 1994 average exchange rates would have resulted in a 6% sales decrease and an 11% operating profit decrease. Sales for the Mexican and Venezuelan group decreased 30% for the quarter and 33% for the year. Operating profit for this Group decreased 42% for the quarter and 51% for the year. The decreases were primarily due to the Mexican Peso devaluations during 1995, the Venezuelan Bolivar devaluation in December 1995, and the resulting unfavorable local economic impacts. In 1995, the United States and Puerto Rico direct selling operations were licensed to a third party. The assets of these businesses to be disposed, not transferred to that third party as of December 31, 1995, amounted to $2.0 million in inventories and $l.0 million of net property, plant and equipment.

     UNALLOCATED EXPENSES increased for 1996 due to higher general expenses, primarily outside consultant fees, consistent with the Company's programs.

     Unallocated Expenses decreased in 1995 compared to 1994 principally due to a 1994 $3.5 million charge for contract obligations for officers leaving the Company. However, compensation, benefits and general expenses have increased consistent with the Company's programs. Unallocated expenses are total Company expenses that are not directly allocable to the Group segments.

Interest Expense and Other Income, Net
--------------------------------------
     Interest expense increased due to higher borrowing levels for general working capital and for stock buybacks. Notes and loans payable going into 1996 were approximately $35.9 million higher than at the start of 1995. Other assets amortization of goodwill increased due to the continuing impact from recent acquisitions. The amortization for Giftware in 1996 was $3.8 million compared to $3.5 million in 1995 and the amortization for Direct Response was $.7 million in 1996 and 1995, respectively.

     Net interest expense in 1995 increased due to higher borrowing levels principally for the 1994 acquisitions and the stock buyback program. Other assets amortization of goodwill increased due to the impact from the 1994 acquisitions. The amortization for Giftware in 1995 was $3.5 million compared to $2.1 million in 1994 and the amortization for Direct Response was $.7 million in 1995 and 1994, respectively.

Income Taxes
------------
     The effective tax rate for 1996 of 45% was the same as 1995 despite higher nondeductible goodwill in 1996. This was due principally to earnings mix with a lower ratio of foreign income to United State income, which has a lower rate.

     The effective tax rate for 1995 of 45% was the same as 1994 despite international rate increases and higher nondeductible goodwill amortization in 1995. This was due principally to earnings mix with a lower ratio of foreign income to United States income, which has a lower rate. The effective tax rate for 1994 was lower than 1993, excluding the impact of the restructuring charge, due to a favorable earnings mix with a lower ratio of foreign income to United States income, which has a lower rate.

Inflation, Changing Prices and Economic Conditions
--------------------------------------------------
     Although the Company's operations are affected by general economic trends, inflation and changing prices did not have a material impact on 1996 and 1995 income statement results compared to prior years for operations in Europe and North America. Operations in Venezuela and Mexico have experienced highly inflationary economies with rapidly changing prices in local currencies. These conditions, with the resulting adverse impact on local economies, have made it difficult for operations in these locations to achieve adequate operating margins. In addition, the strengthening of the dollar versus Latin American currencies has resulted in lower U.S. dollar results for these operations. European operations were favorably impacted by translation rates in total for 1996 and 1995. The value of the U.S. dollar versus international currencies where the Company conducts business will continue to impact the future results of these businesses. In addition to the currency risks, the Company's international operations, including sources of imported products, are subject to the risks of doing business abroad including import or export restrictions and changes in economic and political climates. The fluctuations in net sales and operating profit margins from quarter to quarter are partially due to the seasonal characteristics of the Company's business segments.


Financial Condition
-------------------
     The Company has historically satisfied its capital requirements with internally generated funds and short-term loans. Working capital requirements fluctuate during the year and are generally greatest during the third quarter and lowest at the beginning of the first quarter.

     The major sources of funds from operating activities were from net income, depreciation, and amortization. The major uses were increased accounts receivable which increased 9% in 1996 and 13% in 1995 due to higher sales volumes and marketing programs including the expansion of the Company's Giftware program of extended accounts receivable in 1995 and 1996. Direct Response net accounts receivable decreased $10 million in 1996 but increased $6 million in 1995 due primarily to the level of sales in the fourth quarter and in 1995 to a higher level of products sold on credit. The allowance for losses on accounts receivable increased in 1995 and 1996 reflecting higher provisions for bad debts and returns on the increased accounts receivable.
The allowance for losses on accounts receivable decreased in 1994 primarily due to the deletion of non-paying accounts sooner in 1994 compared to 1993. Extended credit terms to customers has been a very effective means to improve service and increase sales and profits and will continue to be utilized in the future. Inventories increased 6% in 1996. Giftware inventories increased due to the higher sales volumes. Direct Selling and Direct Response inventories increased due to sales below anticipated levels. Inventories decreased in 1995 due to lower levels of remaining inventory for the United States Direct Selling business which was licensed to a third party in 1995. The December 31, 1995 remaining inventory of approximately $2.0 million, net was sold in 1996. Inventories increased 22% in 1994 due to the inventories of businesses acquired, to support the higher level of sales, product mix in Giftware and lower than expected sales from Direct Selling. Prepaid expenses decreased in 1996 due to less media spending by the Direct Response Group since the focus for sales generation has been toward existing customers, that have a much higher rate of advertising productivity. Total future estimated sales supporting the prepaid advertising amounts have also decreased. Prepaid expenses in 1995 were at the same level as 1994 which reflected product mix and the slower growth rate in the Direct Response business. Prepaid expenses increased 30% in 1994 due to higher advertising in support of sales growth for the Direct Response Group. The increase in other assets in 1995 and 1996 reflects higher levels of funded retirement benefits and on the balance sheet to higher levels of goodwill from acquisitions and, in 1996, to currency fluctuations. Total 1996 current liabilities, excluding loans payable, increased less than 2% due to timing differences of payments, primarily taxes, and to less accrued expenses for year-end bonuses. Accrued royalties in 1996 increased due primarily to product sales mix in the fourth quarter. Total current liabilities excluding loans in 1995 decreased 8% compared to 1994 due to the payment of severance and termination benefits, lower liabilities from the U.S. and Puerto Rico businesses, and timing differences of payments, principally taxes, versus 1994. Total current liabilities excluding loans increased 17% in 1994 due principally to the liabilities of the businesses acquired, higher level of sales, and timing difference of payments versus 1993. Long-term liabilities have increased due to higher provisions for retirement plans.

     A major use of cash in investing activities has been for capital expenditures for capacity expansion for the Giftware Group, information systems, equipment and office replacements. Also, new acquisitions and subsequent payments for acquisitions have been a major use of cash in investing activities. The total purchase provision for the French acquisition in 1996 was $2.3 million with payments of $1.4 million in 1996. The major use of cash in investing activities for 1994 was for the acquisition of businesses which included $9.5 million for the final earn out payment for The Hamilton Group Limited, Inc. All of the acquisitions were accounted for using the purchase method. The allocation to goodwill in 1994 from acquisitions was $63 million and is being amortized on a straight-line basis over forty years. The assets of the three businesses acquired were accounts receivable $10.7 million, inventories $6.2 million, property, plant and equipment $4.8 million and other $.4 million. The sources of funds for all expenditures were from cash and investments, and short-term loans. Capital expenditures of $15 million are planned for 1997. The Company has an acquisition program and may utilize funds for this purpose in the future. Proceeds from the sales of property, plant and equipment were primarily from sales in the United States of assets of businesses licensed to a third party in 1995. As of December 31, 1996, one facility, with a net book value of $.3 million, remained to be sold in the United States. Marketable securities have principally consisted of Italian treasury bills and commercial paper. The Italian subsidiary invests excess cash in short-term investments which change from time to time based on availability and rates. The level of changes of marketable securities among the years principally represents investment alternatives versus certificates of deposit and time deposits.

     The major uses of cash in financing activities were for dividends to shareholders and purchases of common stock. Purchases of common stock included shares repurchased by the Company and shares received from optionees to pay for the exercise price of options. Note 4 to the Financial Statements provides a detailed summary of treasury stock activity. The Company has an authorized program to purchase shares of common stock for the Company treasury from time to time in the open market, depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 1996, .8 million shares remained available for purchase under the program. The Company's earnings, cash flow, and available debt capacity have made and make stock repurchases, in the Company's view, one of its best investment alternatives. A major source of funds from financing activities continued to be from the exercise of stock options. Total stock options outstanding at the exercise price amounted to $85 million at December 31, 1996 and the Company could receive these funds in the future if the options are exercised.

     Annually, the Company makes provisions to record its obligation to pay, in the future, insurance premiums for postretirement benefits to eligible employees, and severance allowances to eligible employees of certain foreign subsidiaries upon their voluntary or involuntary separation. These obligations are not funded because there is not a financial benefit to fund them.

     In August 1995, the Company entered into a five year $200 million multicurrency revolving credit agreement with various banks which can be used for working capital, investing and financing activities. The agreement has an annual facility and agency fee as well as a margin supplement for Eurocurrency rate loans where more than one third of the commitment is utilized. The agreement contains financial covenants that include requirements, as defined, for minimum net worth, interest coverage and maximum borrowings. None of these covenants are expected to have an adverse effect on the Company's ability to operate in the future. The Company currently believes that funds from operations and available financing alternatives are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other needs. No liquidity problems are anticipated.

     Fluctuations in the value of the U.S. dollar versus international currencies affect the U.S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity. International currency fluctuations of $6.3 million for 1996 reduced the cumulative translation component which contributed to the shareholders' equity increase in 1996. The translation adjustments to the December 31, 1996 balance sheet that produced the 1996 change in the cumulative translation component of shareholders' equity were an increase in working capital by $.2 million; an increase in net property, plant and equipment by $.4 million and other assets by $6.3 million; and an increase in long-term liabilities by $.6 million. The Company depends upon its international operations to pay dividends and to make other payments to the Company. The Company's international operations are subject to the risks of doing business abroad including currency, economic and political.

Quarterly results (unaudited):
------------------------------
(In thousands, except per share amounts)

STANHOME INC.



     The following table sets forth information with respect to the consolidated quarterly results of operations for 1996, 1995 and 1994. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.

                                           For the Three Months Ended
                                  -------------------------------------------
                                   March 31,   June 30,     Sept. 30,   Dec. 3l,
                                     1996        1996         1996        1996
                                   --------    --------     --------    --------
Net sales......................    $183,040    $217,724     $209,931    $234,297
Cost of sales..................      78,093      95,095       96,589     100,401
                                   --------    --------     --------    --------
Gross profit...................     104,947     122,629      113,342     133,896
Selling, distribution, general
  and administrative expenses..      94,552     100,009       89,747     109,041
                                   --------    --------     --------    --------
Operating profit...............    $ 10,395    $ 22,620     $ 23,595    $ 24,855
                                   ========    ========     ========    ========
Net income.....................    $  4,070    $ 10,951     $ 11,453    $ 11,963
                                   ========    ========     ========    ========
Earnings per common share:
  Primary and fully diluted....    $    .22    $    .60     $    .64    $    .67
                                   ========    ========     ========    ========

                                           For the Three Months Ended

                                  -------------------------------------------
                                   March 31,   June 30,    Sept. 30,    Dec. 3l,
                                     1995        1995        1995         1995
                                   --------    --------    --------     --------
Net sales......................    $184,869    $209,490    $205,706     $230,124
Cost of sales..................      77,426      88,568      92,268       95,622
                                   --------    --------    --------     --------
Gross profit...................     107,443     120,922     113,438      134,502
Selling, distribution, general
  and administrative expenses..      93,673      97,920      90,038      108,178
                                   --------    --------    --------     --------
Operating profit...............    $ 13,770    $ 23,002    $ 23,400     $ 26,324
                                   ========    ========    ========     ========
Net income.....................    $  6,450    $ 11,169    $ 11,868     $ 12,413
                                   ========    ========    ========     ========
Earnings per common share:
  Primary and fully diluted....    $    .34    $    .59     $    .63    $    .67
                                   ========    ========    ========     ========




                                           For the Three Months Ended

                                  -------------------------------------------
                                   March 31,   June 30,    Sept. 30,    Dec. 3l,
                                     1994        1994        1994         1994
                                   --------    --------    --------     --------
Net sales......................    $171,769    $188,592    $193,255     $236,560
Cost of sales..................      69,806      74,486      85,032       95,664
                                   --------    --------    --------     --------
Gross profit...................     101,963     114,106     108,223      140,896
Selling, distribution, general
  and administrative expenses..      86,983      93,272      86,245      118,136
                                   --------    --------    --------     --------
Operating profit...............    $ 14,980    $ 20,834    $ 21,978     $ 22,760
                                   ========    ========    ========     ========
Net income.....................    $  8,133    $ 11,608    $ 13,117     $ 11,198
                                   ========    ========    ========     ========
Earnings per common share:
  Primary and fully diluted....    $    .41    $    .59     $    .67    $    .58
                                   ========    ========    ========     ========

CONSOLIDATED BALANCE SHEET

December 31, 1996 and 1995

STANHOME INC.

ASSETS
                                                    1996             1995
CURRENT ASSETS:
  Cash (including interest bearing
    demand deposits)........................    $ 25,691,205     $ 18,144,308

  Certificates of deposit and time deposits.       1,771,224        4,909,618

  Notes and accounts receivable, net........     172,223,624      158,572,959

  Inventories...............................     121,400,277      114,294,928

  Prepaid advertising.......................      27,420,031       39,665,306

  Other prepaid expenses....................       8,965,056        6,784,465
                                                ------------     ------------
            Total current assets............     357,471,417      342,371,584
                                                ------------     ------------

PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and improvements.....................       8,024,350        6,891,746
  Buildings and improvements................      55,944,343       56,968,647
  Machinery and equipment...................      27,655,576       26,923,110
  Furniture and fixtures....................      40,304,701       37,219,499

  Transportation equipment..................       3,378,271        3,792,139
                                                ------------     ------------
                                                 135,307,241      131,795,141

 Less - Accumulated depreciation
        and amortization....................      76,652,720       70,947,871
                                                ------------     ------------
                                                  58,654,521       60,847,270
                                                ------------     ------------

OTHER ASSETS:
  Goodwill and other intangibles, net.......     124,142,092      119,826,382
  Other.....................................      14,283,639       11,420,987
                                                ------------     ------------
                                                 138,425,731      131,247,369
                                                ------------     ------------
                                                $554,551,669     $534,466,223
                                                ============     ============

The accompanying notes are an integral part of these financial statements.




LIABILITIES AND SHAREHOLDERS' EQUITY
                                                       1996             1995
                                                       ----             ----
CURRENT LIABILITIES:
  Notes and loans payable......................    $ 78,683,814     $ 74,864,065
  Accounts payable.............................      66,335,183       64,880,028
  Federal, state and foreign taxes on income...      34,320,714       28,758,277
  Accrued expenses -
    Payroll and commissions....................      11,745,165       13,658,026
    Royalties..................................      10,320,037        8,587,986
    Pensions and profit sharing................       7,961,482        8,610,616
    Vacation, sick and postretirement benefits.       6,866,952        6,979,623
    Other......................................      32,364,910       36,106,020
                                                   ------------     ------------
           Total current liabilities...........     248,598,257      242,444,641
                                                   ------------     ------------
LONG-TERM LIABILITIES:
  Postretirement benefits......................      14,383,585       12,749,258
  Foreign employee severance obligations.......      12,741,670       12,482,097
                                                   ------------     ------------
           Total long-term liabilities.........      27,125,255       25,231,355
                                                   ------------     ------------
COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY:
  Common stock, par value $.125--
    Authorized 80,000,000 shares
    Issued 25,228,240 shares...................       3,153,530        3,153,530
  Capital in excess of par value...............      44,862,257       43,098,856
  Retained earnings............................     403,805,261      385,008,394
  Cumulative translation adjustments...........   (  21,120,631)   (  27,409,482)
                                                   ------------     ------------
                                                    430,700,417      403,851,298
  Less - Shares held in treasury, at cost-
    Common stock, 7,324,702 shares in
      1996 and 6,897,901 in 1995...............     151,872,260      137,061,071
                                                   ------------     ------------
           Total shareholders' equity..........     278,828,157      266,790,227
                                                   ------------     ------------
                                                   $554,551,669     $534,466,223
                                                   ============     ============


CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 1996, 1995 and 1994

STANHOME INC.
                                         1996            1995            1994
                                         ----            ----            ----
NET SALES........................    $844,991,649    $830,189,446    $790,176,497

COST OF SALES....................     370,177,495     353,884,092     324,988,902
                                     ------------    ------------    ------------
GROSS PROFIT.....................     474,814,154     476,305,354     465,187,595

SELLING, DISTRIBUTION, GENERAL
  AND ADMINISTRATIVE EXPENSES....     393,348,851     389,809,785     384,635,879
                                     ------------    ------------    ------------
OPERATING PROFIT.................      81,465,303      86,495,569      80,551,716

  Interest expense...............   (   8,683,859)  (   7,751,347)  (   2,019,272)
  Other income (expense), net....   (   3,502,594)  (   2,405,707)      2,206,760
                                     ------------    ------------    ------------
INCOME BEFORE INCOME TAXES.......      69,278,850      76,338,515      80,739,204

  Income taxes...................      30,841,551      34,438,941      36,683,643
                                     ------------    ------------    ------------
NET INCOME.......................    $ 38,437,299    $ 41,899,574    $ 44,055,561
                                     ============    ============    ============
EARNINGS PER COMMON SHARE:
  Primary........................    $       2.12    $       2.22    $       2.26
  Fully diluted..................    $       2.12    $       2.22    $       2.25

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

For the Years Ended December 31, 1996, 1995 and 1994

BALANCE, beginning of year.......    $385,008,394    $362,946,840    $338,753,939
  Net income.....................      38,437,299      41,899,574      44,055,561
  Cash dividends, $1.09 per share
   in 1996, $1.06 per share in
   1995 and $1.03 per share in
   1994..........................   (  19,640,432)  (  19,838,020)  (  19,862,660)
                                     ------------    ------------    ------------
BALANCE, end of year.............    $403,805,261    $385,008,394    $362,946,840
                                     ============    ============    ============


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 1996, 1995 and 1994

STANHOME INC.

                                        1996           1995           1994
                                        ----           ----           ----
OPERATING ACTIVITIES:
  Net income.....................    $38,437,299    $41,899,574    $44,055,561
  Adjustments to reconcile net
   income to net cash provided by
   operating activities:
    Depreciation and amortization
     of property, plant
     and equipment...............      9,463,445      8,937,501      7,657,414
    Allowance for losses on
     accounts receivable.........      1,590,453      5,491,783   (    481,711)
    Amortization of other assets.      4,518,342      4,201,643      2,782,503
    (Gains)/losses on sale of
      capital assets.............         74,842        177,856   (  1,270,990)
    Changes in assets and
     liabilities, net of
     effects from acquisition
     of businesses:
      Notes and
       accounts receivable.......   ( 13,567,856)  ( 22,316,617)  (  5,967,513)
      Inventories................   (  5,509,933)     2,213,590   ( 14,922,629)
      Prepaid expenses...........     10,266,365        263,199   ( 10,422,429)
      Other assets...............   (  2,477,908)  (  1,820,831)  (    603,181)
      Accounts payable
       and accrued expenses......   (  7,733,607)  ( 10,101,632)     9,596,362
      Taxes on income............      5,673,851   (  8,268,815)    14,774,597
      Foreign employee
       severance obligations.....   (    296,534)  (  1,000,530)  (    185,798)
     Long-term postretirement
      benefits...................      1,634,327      3,447,019      1,859,895
                                     -----------    -----------    -----------
  Net cash provided by
   operating activities..........     42,073,086     23,123,740     46,872,081
                                     -----------    -----------    -----------
INVESTING ACTIVITIES:
  Purchase of property,
   plant and equipment...........   (  9,266,816)  ( 13,464,138)  ( 16,755,519)
  Payments for acquisition
   of businesses,
   net of cash acquired...........  (  1,563,039)  (  1,860,670)  ( 78,674,108)
  Proceeds from sales of property,
   plant and equipment............     4,048,719      4,100,911      4,022,600
  Other, principally
   marketable securities..........             -   (      3,072)     7,816,024
                                     -----------    -----------    -----------
  Net cash used by
   investing activities...........  (  6,781,136)  ( 11,226,969)  ( 83,591,003)
                                     -----------    -----------    -----------
FINANCING ACTIVITIES:
  Cash dividends..................  ( 19,640,432)  ( 19,838,020)  ( 19,862,660)
  Exchanges and purchases
   of common stock................  ( 15,178,033)  ( 31,648,862)  ( 12,884,838)
  Notes and loans payable.........     1,824,220     36,533,007     31,647,562
  Exercise of stock options.......     1,814,174      6,314,736      3,668,231
  Other common stock issuance.....       316,071        415,778        308,849
                                     -----------    -----------    -----------
  Net cash provided/(used) by
   financing activities...........  ( 30,864,000)  (  8,223,361)     2,877,144
                                     -----------    -----------    -----------
  Effect of exchange rate changes
   on cash and cash equivalents...  (     19,447)        28,677   (    142,137)
                                     -----------    -----------    -----------
  Increase/(decrease) in cash and
   cash equivalents...............     4,408,503      3,702,087   ( 33,983,915)
  Cash and cash equivalents,
   beginning of year..............    23,051,926     19,349,839     53,333,754
                                     -----------    -----------    -----------
  Cash and cash equivalents,
   end of year....................   $27,460,429    $23,051,926    $19,349,839
                                     ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994


1.  ACCOUNTING POLICIES:
    -------------------
     The accompanying consolidated financial statements include the accounts of Stanhome Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in the consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of Management's estimates. Actual results could differ from those estimates.

     Assets and liabilities of the Company's foreign subsidiaries, other than those located in highly inflationary countries, are translated at the exchange rate on the balance sheet date, while statement of income items are translated at the average exchange rates for the year. Translation gains and losses are reported as a component of shareholders' equity. Transaction gains and losses are reported in the statement of income. For foreign subsidiaries in highly inflationary countries, a combination of current and historical rates is used to determine foreign currency gains and losses resulting from financial statement translation. These gains or losses are reported directly in the statement of income.

     The carrying amount of cash and certificates of deposit and notes and loans payable approximate fair value.

     The Company considers all highly liquid securities, including certificates of deposit, with maturities of three months or less, when purchased, to be cash equivalents, except for $2,000 of deposits in 1996 and 1995, respectively, with terms in excess of three months.

     The Company recognizes revenue as merchandise is turned over to the shipper and a provision for anticipated merchandise returns and allowances is recorded based upon historical experience. Amounts billed to customers for shipping and handling orders are netted against the associated costs. Sales by certain International direct selling subsidiaries are transacted at retail prices. However, these sales are reflected in the consolidated financial statements at equivalent wholesale selling prices.

     Notes and accounts receivable were net of reserves for uncollectible accounts, returns and allowances of $22,331,000 and $20,741,000 at December 31, 1996 and 1995, respectively.

     Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials and products. The Company values raw materials and certain manufactured and purchased items in the United States and Italy utilizing the last-in, first-out method while the first-in, first-out method is used for substantially all other inventories. The cost on a first-in, first-out basis over the carrying amount of inventories as reflected in the accompanying consolidated balance sheet was $171,000 and $783,000 at December 31, 1996 and 1995, respectively.

     The major classes of inventories were as follows (in thousands):

                                                         1996        1995
                                                         ----        ----
          Raw materials and supplies...........       $  8,259    $  7,312
          Work in process......................          1,141       1,237
          Finished goods in transit............         17,028      16,215
          Finished goods.......................         94,972      89,531
                                                      --------    --------
                                                      $121,400    $114,295
                                                      ========    ========

     The Company prepays advertising expenses in connection with the marketing of certain of its direct response products. Such expense is amortized over the estimated life of the associated product programs. Some programs extended over one year. Prepaid advertising as a percentage of total advertising expenditures for the year amounted to 50% and 51% at December 31, 1996 and 1995, respectively. Management periodically evaluates the estimated lives used to amortize the prepaid advertising costs and adjusts the amortization accordingly.

     Concentration of risk for the Company exists in revenue from major product lines, particularly in the Giftware segment, sources of supply of inventory, markets and geographic areas, and trade receivables. The majority of product sales for the Giftware and Direct Response Groups are under licensed rights from third parties. The two largest licensed lines represented approximately 39% of the Company's total sales for 1996. A large portion of acquired inventory is sourced from the Far East, principally China. A significant portion of the Company's operations is located in Europe. The Giftware and Direct Response segments offer extended credit terms to their customers. Prepaid advertising is recorded based on future estimated sales from product programs. The Company continually monitors and manages the risks associated with all these activities.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994


     Intangible assets, primarily goodwill, result from the allocation of the excess cost of acquisitions over the value of net tangible assets acquired. Intangible assets are amortized using the straight-line method principally over 20 to 40 years. The Company periodically evaluates whether events or circumstances have occurred indicating that the net book value of goodwill has been impaired. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the acquired business' undiscounted future net cash flows compared to the carrying value of goodwill to determine if a write-off is necessary. Intangible assets were net of accumulated amortization of $30,492,000 and $25,997,000 at December 31, 1996 and 1995, respectively. Business segment amortization was as follows (in thousands):

                                              1996      1995     1994
                                              ----      ----     ----
          Giftware.........................  $3,843    $3,527   $2,108
          Direct Response..................     666       666      666
          Direct Selling...................       9         9        9
                                             ------    ------   ------
          Total Consolidated...............  $4,518    $4,202   $2,783
                                             ======    ======   ======

     The Company accrues appropriate U.S. and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future. The cumulative amount of unremitted earnings of subsidiaries which has been, or is intended to be, permanently reinvested, aggregated approximately $22,040,000 at December 31, 1996. Had such reinvested unremitted earnings been distributed during 1996, applicable income taxes would have amounted to approximately $4,743,000 representing primarily taxes which would be withheld by foreign countries.

     Primary earnings per common share are based on the average number of common shares outstanding and common share equivalents during the year.
Common share equivalents represent dilutive stock options using the treasury stock method. Fully diluted earnings per common share assumes, in addition to the above, an additional dilutive effect of stock options.

     The number of shares used in the earnings per common share computation for 1996, 1995 and 1994 were as follows (in thousands):

                                              1996       1995       1994
     Primary                                  ----       ----       ----
      Average common shares outstanding....  18,080     18,773     19,323
      Stock options........................      12         78        202
                                             ------     ------     ------
      Average shares primary...............  18,092     18,851     19,525

     Fully diluted
      Additional dilutive effect of
       stock options.......................      28         46         17
                                             ------     ------     ------
      Average shares fully diluted.........  18,120     18,897     19,542

2.  NOTES AND LOANS PAYABLE:
    -----------------------
     Notes and loans payable and weighted-average interest rates at December 31, 1996 and 1995 are as follows (in thousands):

                                       1996                 1995
                                       ----                 ----
                                            Interest            Interest
                                  Balance     Rate    Balance     Rate
                                  -------   --------  -------   --------
    Notes under uncommitted
      bank lines...............   $28,684     6.3%    $60,364     6.9%

    Notes under committed
      bank lines...............    50,000     5.9%     14,500     5.7%
                                  -------     ----    -------     ----
         Total.................   $78,684     6.1%    $74,864     6.6%
                                  =======     ====    =======     ====

     Total interest paid was $8,296,000 in 1996, $7,339,000 in 1995 and
$1,860,000 in 1994.

     In August 1995, the Company entered into a five year $200 million multicurrency revolving credit agreement with various banks which can be used for working capital, investing and financing activities. The agreement has an annual facility and agency fee as well as a margin supplement for Eurocurrency rate loans where more than one-third of the commitment is utilized. The agreement contains financial covenants that include requirements, as defined, for minimum net worth, interest coverage and maximum borrowings. At December 31, 1996 the Company was in compliance with and there were $50 million of open borrowings under the revolving credit agreement.

     At December 31, 1996, the Company had formal and informal unused lines of credit of approximately $325,000,000.


3.  EMPLOYEE BENEFIT PLANS:
    ----------------------
     The Company and one of its subsidiaries have an employee defined benefit plan covering most of their full-time employees. The benefits under these plans are based primarily on years of service and compensation rates near retirement. The plans are funded in conformity with Federal tax and actuarial regulations.

     The Company has various non-qualified supplemental retirement plans. Benefits from these supplemental plans will be paid from the Company's assets. The Company has established grantor trusts to provide funding for some of these benefits. The trusts are irrevocable and assets contributed can only be used to pay such benefits with certain exceptions. The assets held in these trusts at December 31, 1996 and 1995 amounted to $12.4 million and $9.1 million, respectively. These assets are included in other assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994


     Pension expense for the domestic plans includes the following components (in thousands):

                                                 1996       1995       1994
                                                 ----       ----       ----
  Service cost during the period...........    $   818    $ 2,263    $ 2,151
  Interest cost on the projected
    benefit obligation.....................      2,382      2,639      2,620
  Actual return on plan assets.............   (  2,855)  (  4,601)  (     48)
  Net amortization of prior service cost,
    net transition liability and net loss..        715      2,751   (  1,675)
  Special termination benefits enhancement.          -        888          -
                                               -------    -------    -------
  Pension expense..........................    $ 1,060    $ 3,940    $ 3,048
                                               =======    =======    =======

     The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31, 1996 and 1995 (in thousands):

                                                            1996       1995
                                                            ----       ----
  Actuarial present value of benefit obligations:
    Vested benefits...................................    $35,393    $31,962
    Nonvested benefits................................          -        446
                                                          -------    -------
    Accumulated benefit obligation....................     35,393     32,408
  Additional obligation for future salary increases...      5,286      7,447
                                                          -------    -------
  Projected benefit obligation........................     40,679     39,855
  Fair value of plan assets, primarily
    marketable securities.............................   ( 27,541)  ( 25,244)
                                                          -------    -------
  Unfunded excess of projected benefit obligation
    over plan assets..................................     13,138     14,611
  Unrecognized net transition asset/(liability),
    being recognized over 15 years....................   (    103)  (    123)
  Unrecognized prior service costs....................   (  1,502)       122
  Unrecognized net gain/(loss)........................      2,078   (    643)
                                                          -------    -------
  Pension liability recognized in the balance sheet...    $13,611    $13,967
                                                          =======    =======

     The above schedules include various non-qualified supplemental retirement plans. The weighted-average discount rate used to measure the projected benefit obligation and the rate of increase in future compensation levels both range from 5% to 7.25% and the expected long-term rate of return on assets is 9%.

     In January 1995, the Company entered into an agreement with a third party to license the domestic operations of its Direct Selling Group (See Note 10). As a result, 336 participants of the qualified pension plan either retired or were terminated in 1995. The impact of the plan curtailment was an approximate gain of $477,000 which was offset by certain enhanced retirement benefits provided to affected participants amounting to approximately $900,000.

     Certain foreign subsidiaries are required to pay a severance allowance to eligible employees upon voluntary or involuntary separation. Provision is made annually for all eligible employees. Generally, such payments are based upon years of service and level of compensation.

     Severance expense for the combined foreign subsidiary severance allowance programs includes the following components (in thousands):

                                                  1996       1995       1994
                                                  ----       ----       ----
     Service cost during the period.........    $   997    $ 1,102    $ 1,213
     Interest cost on the projected benefit
       obligation...........................      1,050        989      1,129
     Actual return on plan assets...........   (    106)  (     25)  (     44)
     Net amortization of prior service cost,
       net transition liability and net loss   (    207)  (    234)       344
                                                -------    -------    -------
     Severance expense......................    $ 1,734    $ 1,832    $ 2,642
                                                =======    =======    =======

     The following table sets forth the programs' funded status and amounts recognized in the subsidiaries' balance sheets at December 31, 1996 and 1995 (in thousands):
                                                         1996       1995
                                                         ----       ----
   Actuarial present value of benefit obligations:
     Vested benefits...............................    $ 8,627    $ 7,085
     Nonvested benefits............................      1,554      1,085
                                                       -------    -------
     Accumulated benefit obligation................     10,181      8,170
   Additional obligation for future
     salary increases..............................      2,804      2,552
                                                       -------    -------
   Projected benefit obligation....................     12,985     10,722
   Fair value of plan assets.......................   (    312)  (    224)
                                                       -------    -------
   Unfunded excess of projected benefit obligation
     over plan assets..............................     12,673     10,498
   Unrecognized net transition asset/(liability),
     being recognized over 17 years................          -   (     23)
   Unrecognized net gain/(loss)....................   (    425)     1,450
                                                       -------    -------
   Severance liability recognized in the
     balance sheet.................................    $12,248    $11,925
                                                       =======    =======

     The discount rates used to measure the foreign projected benefit obligation range from 5% to 15.5%, the rate of increase in future compensation levels ranges from 1.2% to 12.5% and funding is not significant.

     In addition to providing pension benefits, the Company sponsors a defined benefit postretirement health care and life insurance plan. Employees may become eligible for the benefits under this plan if they reach allowable retirement age while working for the Company. Those benefits are provided principally through insurance companies whose premiums are based on the anticipated benefits to be paid. The total costs for such retired employee benefits were principally accrued during their active employment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994


     Net periodic postretirement benefit expense includes the following components (in thousands):

                                             1996        1995       1994
                                             ----        ----       ----
     Service cost........................  $   100     $    90    $   280
     Interest cost on accumulated
       postretirement benefit obligation.       70          60        170
                                           -------     -------    -------
     Net periodic postretirement
        benefit expense..................  $   170     $   150    $   450
                                           =======     =======    =======

     The following table sets forth the funded status of the plan reconciled with the amount shown in the Company's balance sheet at December 31, 1996 and 1995 (in thousands):

                                                     1996        1995
                                                     ----        ----
   Accumulated postretirement benefit obligation:
     Retirees....................................  $ 2,252     $ 2,560
     Fully eligible active plan participants.....       83         103
     Other active plan participants..............    1,117         837
                                                   -------     -------
                                                     3,452       3,500
   Plan assets at fair value.....................        -           -
                                                   -------     -------
   Accumulated postretirement benefit obligation
     in excess of plan assets....................    3,452       3,500
   Unrecognized net loss, prior service cost
     and net transition liability................        -           -
                                                   -------     -------
   Accrued postretirement benefit liability
     recognized in the balance sheet.............  $ 3,452     $ 3,500
                                                   =======     =======

     A 25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997. The cost trend rate was assumed to decrease gradually but still remain at double digit rates until 2020. After 2020, the rate was assumed to drop to and stabilize at 8%. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $170,000 and the aggregate of the service and interest cost components of the net postretirement benefit expense for the year then ended by $50,000.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6%.

     In addition, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, severance allowance, profit sharing and retirement plan expense amounted to $8,889,000 in 1996, $10,766,000 in 1995 and $10,846,000 in 1994.

4.  SHAREHOLDERS' EQUITY:
    --------------------
     In 1988, the Company's Board of Directors adopted a Stockholder Rights Plan in which common stock purchase rights were distributed to shareholders at the rate of one right for each share of common stock creating common stock together with the associated common stock purchase rights ("common stock"). The rights are exercisable at $85 per share and will expire on September 19, 1998.

     In 1996, the shareholders approved a new Stock Option Plan previously adopted by the Board of Directors which provides for both incentive and non-qualified stock options. Options for up to 1,500,000 shares of common stock may be granted under the 1996 Plan. The plan provides that non-qualified options for 1,500 shares of common stock be granted annually from 1996 through 1998 to each non-employee Director then serving. The Company also has 1991 and 1984 Stock Option Plans, which provide for both incentive and non-qualified stock options, under which options for up to 2,000,000 and 3,000,000 shares of common stock, respectively, may be granted. No further options may be granted under the 1984 Plan. All three plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1996 and 1991 Plans, of options to acquire shares of common stock at a price not less than their fair market value at the time of grant. Other option terms are determined at the time of grant, but normally under the 1984 and 1991 Plans options have been exercisable only after a one year waiting period with vesting in four equal annual installments, and expire ten years from the date of grant. Under the 1996 Plan, options become exercisable only after a six month waiting period and upon the Company's achievement of certain stock value performance criteria at any time during the first eight years after the date of the grant. On the eighth anniversary of the grant, all outstanding options granted under the 1996 Plan will become exercisable. Options granted under the 1996 Plan will expire ten years from the date of grant.

     In 1993, the Board of Directors approved a Special Interim Chief Executive Officer Stock Option Plan which provided for a special one-time grant of non-qualified stock options to the Company's Interim Chief Executive Officer in lieu of cash compensation. These options vested fully in increments of 10,000 during each month in which he served in that capacity, are exercisable six months after the date of grant, and expire ten years from the date of grant.

     At December 31, 1996, the Company has four stock-based compensation (fixed option) plans, which are described above. The Company applies the intrinsic value based method allowed under APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's four stock-based compensation plans been determined applying the fair value based method provided for in FASB Statement No. 123, which became effective in 1996, the Company's net income and earnings per common share for 1996 and 1995 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994


                                                   1996      1995
                                                   ----      ----
    Net income.................   As reported    $38,437   $41,900
              .................   Pro forma      $37,690   $41,444
    Earnings per common share
      fully diluted............   As reported      $2.12     $2.22
                   ............   Pro forma        $2.08     $2.19

     The options granted in 1996 were under the 1996 and 1991 Plans and all options granted in 1995 were under the 1991 Plan. The fair value of each option grant in 1996 and 1995 was estimated at the time of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                   1996     1995
                                                   ----     ----
   Dividend yield yearly                            4.0%     4.0%
   Expected volatility                               20%      23%
   Risk free interest rate                         6.43%    6.97%
   Expected life (years)                            7.2      4.0
   Weighted-average grant-date
    fair value of options granted
    during the year, per share                    $6.21    $5.56

     Stock option status and activity under the Company's four stock-based compensation (fixed option) plans is summarized as follows:

                                                          Weighted-
                                                          Average
                                               Shares     Exercise
     Fixed Options                             (000's)     Price
     -------------                             -------    --------
Outstanding at December 31, 1993............    1,751     $28.55
  Granted...................................      744      35.37
  Exercised.................................   (  140)     23.88
  Forfeited.................................   (   52)     33.49
                                                -----
Outstanding at December 31, 1994............    2,303      30.93
  Granted...................................      825      27.96
  Exercised.................................   (  230)     26.16
  Forfeited.................................   (  245)     33.29
                                                -----
Outstanding at December 31, 1995............    2,653      30.20
  Granted...................................      395      29.50
  Exercised.................................   (   78)     21.18
  Forfeited.................................   (  155)     30.60
                                                -----
Outstanding at December 31, 1996............    2,815     $30.33
                                                =====

                                           1996     1995      1994
                                          Shares   Shares    Shares
     Fixed Options                        (000's)  (000's)   (000's)
     -------------                        -------  -------   -------
Options exercisable at year-end.........   1,862    1,213     1,104


     A summary of information about fixed stock options outstanding at December 31, 1996 is as follows:

                           Options Outstanding              Options Exercisable
                    -----------------------------------   ----------------------
                                  Weighted-
                      Number      Average     Weighted-     Number     Weighted-
Range of            Outstanding   Remaining   Average     Exercisable  Average
Exercise            at 12/31/96  Contractual  Exercise    at 12/31/96  Exercise
 Prices               (000's)       Life       Price        (000's)     Price
--------            -----------  -----------  --------    -----------  --------
$11 to $12........        18       .8 years    $11.13           18      $11.13
$20 to $21........        46      1.6           20.13           46       20.13
$26 to $30........     1,616      6.9           28.01        1,014       28.03
$31 to $36........     1,135      6.6           34.34          784       34.24
$11 to $36........     2,815      6.7           30.33        1,862       30.29

     An analysis of treasury stock transactions for the years ended December 31, 1996, 1995 and 1994 is as follows (in thousands):

                                                             Common
                                                      Shares        Cost
                                                      ------        ----
Balance, December 31, 1993.........................    5,837      $ 94,151
Purchases..........................................      385        12,731
Stock option exchanges.............................        4           154
Exercise of stock options..........................   (  140)    (     578)
Issue of PAYSOP shares.............................   (    6)    (      23)
Investment Savings Plan - 401(k) issues............   (    3)    (      14)
                                                       -----      --------
Balance, December 31, 1994.........................    6,077       106,421
Purchases..........................................    1,061        31,544
Stock option exchanges.............................        4           105
Exercise of stock options..........................   (  230)    (     949)
Issue of PAYSOP shares.............................   (    6)    (      27)
Investment Savings Plan - 401(k) issues............   (    6)    (      26)
Non-employee Director Stock Plan issues............   (    2)    (       7)
                                                       -----      --------
Balance, December 31, 1995.........................    6,898       137,061
Purchases..........................................      515        15,160
Stock option exchanges.............................        1            18
Exercise of stock options..........................   (   78)    (     321)
Issue of PAYSOP shares.............................   (    6)    (      24)
Investment Savings Plan - 401(k) issues............   (    3)    (      15)
Non-employee Director Stock Plan issues............   (    2)    (       7)
                                                       -----      --------
Balance, December 31, 1996.........................    7,325      $151,872
                                                       =====      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994


     In 1985, the Company approved a Payroll-Based Stock Ownership Plan ("PAYSOP") which provides common stock to eligible employees and allows the Company a Federal income tax deduction equal to the market value of the issued stock. In 1987, the Company introduced an Investment Savings Plan in accordance with Section 401(k) of the Internal Revenue Code. One of the features of this retirement savings plan provides common stock to eligible employees and allows the Company a Federal income tax deduction equal to the market value of the issued stock. In 1995, the shareholders approved a Non-Employee Director Stock Plan previously recommended by the Board of Directors which provides an annual grant of 200 shares of common stock to each then serving non-employee Director over a five year period ending December 31, 1999. The maximum number of shares reserved for this plan is 15,000.

     The change in capital in excess of par value resulted from the exercise of stock options, including the related income tax benefit ($1,493,000, $5,366,000 and $3,090,000 in 1996, 1995 and 1994, respectively), issuance of
PAYSOP shares ($141,000 in 1996, $154,000 in 1995 and $173,000 in 1994),
issuance of 401(k) Plan shares ($90,000, $163,000 and $99,000 in 1996, 1995 and 1994, respectively) and issuance of Non-Employee Director Stock Plan shares ($39,000 each in 1996 and 1995) noted above.

     An analysis of the change in shareholders' equity from the cumulative translation adjustment component for the years ended December 31, 1996, 1995 and 1994 is as follows (in thousands):

                       Cumulative Translation Adjustments
                       ----------------------------------
     Balance, December 31, 1993.........................    $27,405
     Adjustment for 1994................................        256
                                                            -------
     Balance, December 31, 1994.........................     27,661
     Adjustment for 1995................................   (    252)
                                                            -------
     Balance, December 31, 1995.........................     27,409
     Adjustment for 1996................................   (  6,288)
                                                            -------
     Balance, December 31, 1996.........................    $21,121
                                                            =======

5.  OTHER INCOME (EXPENSE), NET:
    ---------------------------
     Other income (expense), net consists of the following (in thousands):

                                             1996         1995        1994
                                             ----         ----        ----
     Investment income.................    $ 2,301      $ 2,836     $ 3,738
     Other assets amortization.........   (  4,518)    (  4,202)   (  2,783)
     Other items, net..................   (  1,285)    (  1,040)      1,251
                                           -------      -------     -------
                                          ($ 3,502)    ($ 2,406)    $ 2,206
                                           =======      =======     =======


6.  GEOGRAPHIC INFORMATION AND BUSINESS SEGMENTS:
    --------------------------------------------
     The Company operates predominately in two major geographic areas and three business segments. The major segment is giftware which imports and distributes creatively designed giftware and collectibles to a diverse group of retailers throughout the world. The next largest segment, based on sales, is direct selling which is engaged in the manufacture, sale and distribution of household cleaning, personal grooming and related products in international markets. The smallest segment, based on sales, is direct response which markets collectibles and giftware to consumers and retailers in domestic and international markets.

     Transfers between geographic areas and segments are made at the market value of the merchandise transferred. The eliminations in the identifiable assets are for intercompany receivables and profit in inventory. Unallocated assets have consisted principally of certificates of deposit, time deposits and unallocated receivables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994


     The following tables summarize the Company's operations by geographic area and business segment for 1996, 1995 and 1994 (in thousands):

   GEOGRAPHIC AREAS
                                        1996        1995        1994
                                        ----        ----        ----
   Net sales
     United States................    $551,791    $538,502    $519,997
     Europe.......................     232,271     233,605     204,418
     Other International and
       Eliminations...............      60,930      58,082      65,761
                                      --------    --------    --------
         Total consolidated.......    $844,992    $830,189    $790,176
                                      ========    ========    ========
   Operating profit
     United States................    $ 71,065    $ 65,645    $ 62,377
     Europe.......................      13,867      24,245      22,711
     Other International and
       Eliminations...............       7,630       6,718       8,246
                                      --------    --------    --------
        Operating profit before
         unallocated expense......      92,562      96,608      93,334
        Unallocated expense.......   (  11,097)  (  10,112)  (  12,782)
                                      --------    --------    --------
         Total consolidated.......    $ 81,465    $ 86,496    $ 80,552
                                      ========    ========    ========
   Identifiable assets
     United States................    $330,060    $333,505    $324,802
     Europe.......................     192,985     175,806     173,460
     Other International and
       Eliminations...............      19,430      16,165       6,084
                                      --------    --------    --------
        Identifiable assets.......     542,475     525,476     504,346
        Corporate assets..........      12,077       8,990       7,777
                                      --------    --------    --------
         Total consolidated.......    $554,552    $534,466    $512,123
                                      ========    ========    ========

   Foreign net assets
     Europe.......................    $ 21,816    $ 19,390    $ 14,690
     Other........................      11,501       8,500       5,250
                                      --------    --------    --------
         Total foreign............    $ 33,317    $ 27,890    $ 19,940
                                      ========    ========    ========

BUSINESS SEGMENTS
-----------------
                                           1996          1995         1994
                                           ----          ----         ----
Net sales
   Giftware..........................    $515,448      $491,196     $417,685
   Direct Response - Core............     143,601       149,597      134,389
                   - New Businesses..       1,349             -            -
   Direct Selling....................     186,790       192,429      240,996
   Eliminations......................   (   2,196)    (   3,033)   (   2,894)
                                         --------      --------     --------
   Total consolidated................    $844,992      $830,189     $790,176
                                         ========      ========     ========
Operating profit
   Giftware..........................    $ 79,209      $ 77,705     $ 64,800
   Direct Response - Core............         389     (   2,103)       7,996
                   - New Businesses..   (   2,462)            -            -
   Direct Selling....................      15,426        21,006       20,538
                                         --------      --------     --------
   Operating profit before
    unallocated expense..............      92,562        96,608       93,334
   Unallocated expense...............   (  11,097)    (  10,112)   (  12,782)
                                         --------      --------     --------
   Total consolidated................    $ 81,465      $ 86,496     $ 80,552
                                         ========      ========     ========
Depreciation and amortization
   Giftware..........................    $  9,453      $  8,627     $  5,330
   Direct Response...................       1,892         1,795        1,605
   Direct Selling....................       2,502         2,529        3,248
                                         --------      --------     --------
   Depreciation and amortization.....      13,847        12,951       10,183
   Corporate depreciation and
    amortization.....................         135           188          257
                                         --------      --------     --------
   Total consolidated................    $ 13,982      $ 13,139     $ 10,440
                                         ========      ========     ========
Capital expenditures
   Giftware..........................    $  5,006      $  9,738     $ 12,032
   Direct Response...................       1,721         1,275        1,192
   Direct Selling....................       2,451         2,360        3,326
                                         --------      --------     --------
   Capital expenditures..............       9,178        13,373       16,550
   Corporate capital expenditures....          89            91          206

   Total consolidated................    $  9,267      $ 13,464     $ 16,756
                                         ========      ========     ========
Identifiable assets
   Giftware..........................    $609,801      $535,138     $474,174
   Direct Response...................      97,676       113,926      108,688
   Direct Selling....................      90,947        90,605       92,719
   Eliminations......................   ( 255,949)    ( 214,193)   ( 171,235)
                                         --------      --------     --------
   Identifiable assets...............     542,475       525,476      504,346
   Corporate assets..................      12,077         8,990        7,777
                                         --------      --------     --------
   Total consolidated................    $554,552      $534,466     $512,123
                                         ========      ========     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994


7.  INCOME TAXES (in thousands):
    ------------
     The domestic and foreign components of the net deferred tax benefit/(liability) on income consist of the following:

                                               Deferred Tax Benefit(Liability)
                                               ------------------------------
                                                        1996        1995
                                                        ----        ----
  United States
    Federal--
      Prepaid advertising..........................  ($ 8,556)   ($12,066)
      Acquisition step-up amortization adjustment..  (  4,135)   (  4,165)
      Accelerated depreciation.....................  (  1,375)   (  1,441)
      Deferred compensation........................     5,391       5,062
      Inventory reserve............................     5,041       5,622
      Bad debt reserve.............................     3,952       3,772
      Postretirement benefits......................     1,188       1,204
      Returns and allowances reserve...............     1,169       1,174
      Other items, net.............................     2,023       2,145
                                                      -------     -------
                                                        4,698       1,307
                                                      -------     -------
    State--
      Prepaid advertising..........................  (  1,560)   (  2,200)
      Acquisition step-up amortization adjustment..  (    889)   (    896)
      Accelerated depreciation.....................  (    293)   (    307)
      Deferred compensation........................     1,154       1,082
      Inventory reserve............................     1,046       1,155
      Bad debt reserve.............................       761         717
      Postretirement benefits......................       256         259
      Returns and allowances reserve...............       251         252
      Other items, net.............................       456         470
                                                      -------     -------
                                                        1,182         532
                                                      -------     -------
  Foreign
    Accelerated depreciation.......................  (  3,549)   (  3,145)
    Other items, net...............................       978       1,387
                                                      -------     -------
                                                     (  2,571)   (  1,758)
                                                      -------     -------
      Total                                           $ 3,309     $    81
                                                      =======     =======

     The United States net deferred tax benefits would become realizable in future years with future United States taxable income exclusive of reversing temporary differences, consistent with the Company's history.

     The domestic and foreign components of income before income taxes are as follows:
                                         1996         1995         1994
                                         ----         ----         ----
     Domestic.......................   $49,704      $48,201      $50,039
     Foreign........................    19,575       28,138       30,700
                                       -------      -------      -------
                                       $69,279      $76,339      $80,739
                                       =======      =======      =======

     The provision for income taxes consists of the following:

                                        1996         1995         1994
                                        ----         ----         ----
Currently payable:
 United States Federal............    $22,676      $19,740      $18,733
 United States State..............      5,368        4,306        4,963
 Foreign..........................      6,026       11,708       15,259
                                      -------      -------      -------
                                       34,070       35,754       38,955
                                      -------      -------      -------
Deferred:
 United States Federal............   (  3,391)    (  1,975)    (  1,082)
 United States State..............   (    650)    (    307)    (    320)
 Foreign..........................        813          967     (    870)
                                      -------      -------      -------
                                     (  3,228)    (  1,315)    (  2,272)
                                      -------      -------      -------
                                      $30,842      $34,439      $36,683
                                      =======      =======      =======

     A reconciliation of the total effective tax rate to the statutory Federal income tax rate is as follows:

                                                   1996     1995      1994
                                                   ----     ----      ----
Statutory income tax rate......................    35.0%    35.0%     35.0%
State taxes, net of Federal income tax effect..     4.4      3.4       3.7
Impact of foreign tax rates and credits........     1.6      4.0       4.2
Foreign subsidiaries in loss position receiving
  little or no tax benefit.....................      .8       .6        .5
Impact of nondeductible expenses...............     2.7      2.3       2.3
Other items, net...............................       -    (  .2)    (  .3)
                                                   ----     ----      ----
Total effective income tax rate................    44.5%    45.1%     45.4%
                                                   ====     ====      ====

     The Company made income tax payments of $25,168,000 in 1996, $42,708,000 in 1995 and $21,909,000 in 1994.


8.  FINANCIAL INSTRUMENTS:
    ---------------------
      The Company operates globally with various manufacturing and distribution facilities and product sourcing locations around the world. The Company may reduce its exposure to fluctuations in foreign interest rates and exchange rates by creating offsetting positions through the use of derivative financial instruments. The Company currently does not use derivative financial instruments for trading or speculative purposes.

      The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of interest rate swaps is the underlying principal amount used in determining the interest payments exchanged over the life of the swap. The notional amounts are not a direct measure of the Company's exposure through its use of derivatives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994


      The Company periodically uses interest rate swaps to hedge portions of interest payable on debt. In addition, the Company may periodically employ interest rate caps to reduce exposure, if any, to increases in variable interest rates. In October 1996, the Company entered into a three year interest rate swap with a notional amount of $50 million to effectively convert variable interest on debt to a fixed rate of 6.12%.

      The Company may periodically hedge foreign currency royalties, net investments in foreign subsidiaries, firm purchase commitments, contractual foreign currency cash flows or obligations, including third-party and intercompany foreign currency transactions. The Company regularly monitors its foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of the underlying exposures.

       The Company enters into various short-term foreign exchange agreements during the year. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. The Company's various subsidiaries import products in foreign currencies and from time to time will enter into agreements or build foreign currency deposits as a partial hedge against currency fluctuations on inventory purchases. Gains and losses on these agreements are deferred and recorded as a component of cost of sales when the related inventory is sold. At December 31, 1996, deferred amounts were not material. The Company makes short-term foreign currency intercompany loans to various international subsidiaries and utilizes agreements to fully hedge these transactions against currency fluctuations. The cost of these agreements is included in the interest charged to the subsidiaries and expensed monthly as the interest is accrued. The intercompany interest eliminates upon consolidation and any gains and losses on the agreements are recorded as a component of other income. The Company receives dividends, technical service fees, royalties and other payments from its subsidiaries and licensees. From time to time, the Company will enter into foreign currency forward agreements as a partial hedge against currency fluctuations on these current receivables. Gains and losses are recognized or the credit or debit offsets the foreign currency payables. As of December 31, 1996, net deferred amounts on outstanding agreements were not material. The outstanding agreement amounts (notional value) at December 31, 1996, are as follows (in thousands):

               U.S.                     $ 7,500
               Canada                     5,837
               Germany                    2,598
               Spain                      1,912
               France                       771
                                        -------
               Total                    $18,618
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

      By December 31, 1994, the Company acquired all of the outstanding shares of Lilliput. The acquisition was accounted for as a purchase, with the purchase price amounting to $62.5 million including broker and related acquisition costs. Funds used for the purchase were provided from the liquidation of the Company's short-term investments and incurrence of short-term bank loans.

      The purchase price was allocated to net assets acquired based upon their fair values. The excess of the aggregate purchase price over the fair value of net assets acquired of $54.8 million has been assigned to goodwill and is being amortized on a straight-line basis over 40 years.

      The Company's consolidated financial statements for 1994 reflected the acquisition and the operating results of Lilliput starting with October.


10.  LICENSE AGREEMENT:
     -----------------
       In January 1995, the Company entered into an agreement with a third party to license the domestic operations of its Direct Selling Group. The business that was licensed, known as Stanley Home Products ("SHP"), marketed home care, personal care and cosmetic items to consumers through direct selling programs. The agreement called for the third party to license the trademarks and formulas of SHP for use in the U.S., Puerto Rico and Canada, and remit to the Company royalties based on sales of the related products.
The licensed areas in 1994 recorded net sales of approximately $36 million and operating losses of approximately $3.5 million. These 1994 sales represented approximately 14% of the Direct Selling Group's net sales and less than 5% of the Company's consolidated net sales. The transfer of the businesses was completed in the second quarter of 1995. In connection with this agreement, the Company closed administrative and distribution facilities in the U.S. and Puerto Rico during the first quarter of 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994


11.  COMMITMENTS AND CONTINGENCIES:
     -----------------------------
     The Company and its subsidiaries incurred rental expense under operating leases of $11,006,000 in 1996, $9,081,000 in 1995 and $8,010,000 in 1994.

     The minimum rental commitments under noncancelable operating leases as of December 31, 1996 are as follows (in thousands):

               Period                               Aggregate Amount
               ------                               ----------------
                1997..............................       $ 7,985
                1998..............................         6,625
                1999..............................         5,112
                2000..............................         2,840
                2001..............................         2,147
             Later years..........................         3,131
                                                         -------
     Total minimum future rentals.................       $27,840
                                                         =======

     The Company and its subsidiaries have entered into various licensing agreements requiring royalty payments ranging from .5% to 15.5% of specified product sales. Royalty expense under these licensing agreements totaled $39,300,000 in 1996, $36,400,000 in 1995 and $31,100,000 in 1994. Pursuant to
the various licensing agreements, the future minimum guaranteed royalty payments are $14,300,000 in 1997, $13,200,000 in 1998 and $12,800,000 in 1999.

     There are various legal proceedings pending against the Company and its subsidiaries which have arisen during the normal course of business. Management does not believe that the ultimate outcome of those legal proceedings will have a material adverse impact upon the consolidated financial condition or results of operations of the Company.

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Stanhome Inc.:

     We have audited the accompanying consolidated balance sheet of Stanhome Inc. (a Massachusetts corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanhome Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




/s/ Arthur Andersen LLP

Hartford, Connecticut
February 20, 1997

 FINANCIAL HIGHLIGHTS LAST TEN YEARS

 STANHOME INC.
 (In thousands, except per share amounts)

                                                      1996         1995         1994
Net sales......................................     $844,992     $830,189     $790,176
Cost of sales..................................      370,178      353,884      324,988
                                                    --------     --------     --------
Gross profit...................................      474,814      476,305      465,188
Selling, distribution, general
 and administrative expenses...................      393,349      389,809      384,636
                                                    --------     --------     --------
Operating profit...............................       81,465       86,496       80,552
Interest expense...............................    (   8,684)   (   7,751)   (   2,019)
Other income (expense), net....................    (   3,502)   (   2,406)       2,206
                                                    --------     --------     --------
Income before income taxes.....................       69,279       76,339       80,739
Income taxes...................................       30,842       34,439       36,683
                                                    --------     --------     --------
Net income.....................................     $ 38,437     $ 41,900     $ 44,056
                                                    ========     ========     ========

Earnings per common share fully diluted:
 Net income....................................     $   2.12     $   2.22     $   2.25
                                                    ========     ========     ========

Average shares of common stock fully diluted...       18,120       18,897       19,542
Shares of common stock outstanding at year end.       17,904       18,330       19,151
Market value per common share at year end......     $  26.50     $  29.13     $  31.63
Cash dividends paid or provided for............     $ 19,640     $ 19,838     $ 19,863
Dividends per common share.....................     $   1.09     $   1.06     $   1.03
Capital expenditures...........................     $  9,267     $ 13,464     $ 16,756
Depreciation...................................     $  9,463     $  8,938     $  7,657
Working capital................................     $108,873     $ 99,927     $102,460
Total assets...................................     $554,552     $534,466     $512,123
Total long-term liabilities....................     $ 27,125     $ 25,231     $ 22,509
Shareholders' equity...........................     $278,828     $266,790     $269,396
Book value per common share....................     $  15.57     $  14.55     $  14.07
Return on average shareholders' equity.........          15%          16%          17%

Note:
  a. Includes a restructuring operating charge of $17 million pre-tax, $11.5 million after tax or $.58 per share.

     The financial data set forth above should be read in connection with the financial statements, accompanying notes and Management's Discussion on the preceding pages.


   1993a.      1992         1991         1990         1989         1988         1987
 $750,663    $744,072     $710,208     $675,665     $571,380     $480,374     $433,154
  304,660     295,118      281,668      264,609      222,612      187,095      165,645
 --------    --------     --------     --------     --------     --------     --------
  446,003     448,954      428,540      411,056      348,768      293,279      267,509

  380,451     365,521      349,404      323,547      268,478      219,094      202,774
 --------    --------     --------     --------     --------     --------     --------
   65,552      83,433       79,136       87,509       80,290       74,185       64,735
(   2,011)  (   3,351)   (   5,016)   (   5,394)   (   5,945)   (   8,142)   (   6,146)
    2,599       6,910        7,019        8,143        5,305        5,756        3,847
 --------    --------     --------     --------     --------     --------     --------
   66,140      86,992       81,139       90,258       79,650       71,799       62,436
   33,007      40,276       36,086       39,191       35,026       31,159       29,725
 --------    --------     --------     --------     --------     --------     --------
 $ 33,133    $ 46,716     $ 45,053     $ 51,067     $ 44,624     $ 40,640     $ 32,711
 ========    ========     ========     ========     ========     ========     ========


 $   1.67    $   2.32     $   2.21     $   2.54     $   2.23     $   1.96     $   1.58
 ========    ========     ========     ========     ========     ========     ========

   19,791      20,160       20,355       20,112       20,037       20,710       20,677
   19,392      19,774       19,791       19,550       19,365       19,953       19,585
 $  33.88    $  34.75     $  37.00     $  33.75     $  25.88     $  18.38     $  15.00
 $ 19,620    $ 18,950     $ 18,134     $ 16,172     $ 13,727     $ 11,994     $  9,106
 $   1.00    $    .96     $    .92     $    .83     $    .71     $   .605     $    .47
 $  6,511    $  6,873     $  7,821     $ 10,925     $  5,067     $  5,137     $  6,741
 $  8,354    $  8,396     $  7,940     $  7,649     $  6,725     $  6,660     $  5,771
 $159,299    $160,977     $138,913     $112,716     $ 71,508     $ 76,290     $ 46,993
 $429,731    $415,618     $419,319     $391,822     $335,154     $275,525     $244,267
 $ 20,312    $ 21,393     $ 23,506     $ 21,691     $ 17,682     $ 11,319     $ 11,743
 $254,366    $256,956     $241,074     $211,457     $170,399     $158,169     $130,755
 $  13.12    $  12.99     $  12.18     $  10.82     $   8.80     $   7.93     $   6.68
      13%         19%          20%          27%          29%          29%          28%