Form 10-K, Exhibit 13
period 1997-12-31
STANHOME INC
filed 1998-03-27
CIK 93542

EXHIBIT 13

  STANHOME INC.

                                                                          Percentage
                                                                           Increase
FINANCIAL HIGHLIGHTS                              1997         1996       (Decrease)
 (In millions, except per share amounts)

Net sales                                        $ 476        $ 515          (8%)
Operating profit                                    31           70         (56%)
Income before taxes from continuing
  operations                                        21           58         (64%)
Income after taxes from continuing
  operations                                        11           33         (68%)
Net income (loss)                                  (28)          38
Working capital                                     97           40         141%
Total assets                                       400          479         (16%)
Shareholders' equity                               229          279         (18%)
Return on average shareholders' equity             (11%)         15%
Per share data:
  Net income diluted                                          ($1.60)      $2.12
  Dividends declared                             $ 1.12        $1.09           3%
Shareholders' equity at December 31              $13.31       $15.57        (15%)
Average number of shares diluted                  17.66        18.09         (2%)
Number of shares outstanding at December 31       17.20        17.90         (4%)

These Financial Highlights have been reclassified as set forth in Note 1, Accounting Policies, to the accompanying Financial Statements.


Stock Market, Dividend and Shareholder Information


                              1997
                                                Market Price
                                                ------------
Quarter               Dividend                High         Low
---------------------------------------------------------------
First                    $.28               $27.50       $24.50
Second                    .28                33.63        24.00
Third                     .28                35.31        28.88
Fourth                    .28                31.00        22.25

                              1996
                                                Market Price
                                                ------------
Quarter               Dividend                High         Low
---------------------------------------------------------------
First                    $.265              $32.63       $26.25
Second                    .265               32.00        26.50
Third                     .28                29.00        25.38
Fourth                   .28                 29.50        25.63

         Stanhome's Common Stock is traded on the New York and Pacific stock exchanges (Symbol: STH). The table shows, for the indicated periods, dividends paid and the high and low price range. (Source: New York Stock Exchange Composite Tape.) As of December 31, 1997, there were 3,162 record holders of the Common Stock.

                               - 1 -


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

STANHOME INC.

         The following discussion gives more depth on Stanhome's financial condition and results of operations. You will probably find it helpful to have first read the financial statements, accompanying notes and the financial highlights of recent years.



DISCONTINUED OPERATIONS:

         On May 22, 1997, the Company completed the previously announced sale of the Company's United States Hamilton Direct Response businesses to The Crestley Collection, Ltd., an affiliate of The Bradford Group, for approximately $48.3 million, including repayment of $30.8 million of intercompany debt, subject to certain conditions. In connection with the sale, the Company recorded in the first quarter of 1997 a $35 million after tax charge consisting mainly of the write down of goodwill, current assets and associated transaction and severance costs. The Company is in the process of closing Hamilton's foreign operations. Under the sale agreement, until May 22, 2000, in most cases, the Company agreed to indemnify Bradford for damages (up to a maximum of $10 million) suffered by Bradford resulting from certain breaches by the Company and any unpaid taxes for which no applicable financial reserve existed. As part of the transaction, Bradford and Enesco Corporation, a wholly-owned subsidiary of Stanhome, entered into two license agreements pursuant to which Enesco will license certain proprietary and licensed lines of products to Bradford for an initial five-year period.

         On December 18, 1997, the Company completed the previously announced sale of the majority of the operations comprising its Worldwide Direct Selling Group to Laboratoires de Biologie Vegetale Yves Rocher of France. Subject to certain conditions, the sale price was approximately $68.4 million in cash ($44 million after taxes and transaction fees) for the stock and assets sold in connection with the sale. The Company recorded in the fourth quarter of 1997 a $6 million after tax charge, primarily to write down assets that were not part of the sale. Under the sale agreement, until December 18, 2000, in most cases, the Company agreed to indemnify Yves Rocher for damages (in amounts up to $20.9 million) suffered by Yves Rocher resulting from certain breaches by the Company. As part of the transaction, Stanhome's manufacturing subsidiary, Cosmhogar S.A., located in Spain, entered into a supply agreement and related license agreement with Yves Rocher for terms of one year for cosmetics and personal care products and five years for household care products. The Cosmhogar facility and other retained assets of the Group remain to be sold. Also, as part of the agreement, the Stanhome name was sold with the business of the Worldwide Direct Selling Group.

         Accordingly, the applicable financial statements and related notes have been reclassified to present these two divested business segments as discontinued operations. Therefore, the net assets and operating results of these two divested business segments have been segregated and reported as discontinued operations in the Consolidated Balance Sheets, Statements of Income, and Statements of Cash Flows.

         At its annual meeting in April, the Company will submit for shareholder approval, a proposal to change its corporate name to "Enesco Group, Inc.", to reflect the Company's transformation into a singularly focused designer and marketer of branded gifts and collectibles.

         Note 2, Discontinued Operations, to the Consolidated Financial Statements provides additional information on the two discontinued operations.

Continuing Giftware Operations

1997 Compared with 1996

         Sales decreased 7.6% in 1997 primarily due to lower unit volumes in the United States. Sales in the United States decreased due to a reduction in customer orders, in part due to tightening retail inventories and to credit controls, with increased numbers of customers at their credit limit. International sales increased 5.4% and amounted to 19.4% of 1997 sales compared to 17.0% in 1996. Sales from a new business acquired in France at the end of the first quarter 1996 accounted for 35% of the total year international sales increase. The Precious Moments line represented 36.0% of total 1997 sales compared to 40.0% in 1996 and the Cherished Teddies line represented 20.4% of total 1997 sales compared to 17.8% in 1996. Also, in the case of the Precious Moments Collector and Birthday Clubs, there has been a significant downward membership trend from 1996 to 1997. During the past few years, the Company has been able to increase the available supply of products, particularly the Precious Moments line, to retailers. Consequently, retailers have not ordered as much product in advance, and the Company's inventory has increased. Total unfilled orders at year-end 1997 amounted to $87 million, an 8% increase compared to year-end 1996.

         Gross profit decreased in 1997 due to the impact of lower sales and to a higher cost of sales percentage compared to 1996. Cost of sales increased to 54.4% of sales in 1997 compared to 52.8% in 1996, due primarily to sales mix, which included a higher percentage for royalties and a greater percentage of products sold at less than normal margins. Higher cost of sales was the primary reason for the 1997 decrease in international operating profit.

         Selling, distribution, general and administrative expenses include a third quarter 1997 $18 million pre-tax charge ($11.2 million after tax) to downsize the Westfield, Massachusetts corporate headquarters. The charge did not include any future operating expenses or future systems enhancements. The charge included $10.6 million for severance, $5.7 million for pension and retirement, $1.4 million for insurance and $.3 million for outplacement. The charge included the cost associated with the resignation of the Company's then President and CEO. When completed, this downsizing is expected to reduce future overhead expenses substantially. The Westfield facility has a book value of approximately $.8 million and is for sale.

         Excluding the $18 million downsizing charge, selling, distribution, general and administrative expenses for 1997 decreased 3%, but represented 35.4% of sales in 1997 compared to 33.7% in 1996. The 1997 expenses were a higher percentage of sales due primarily in the United States to the impact of lower sales on fixed costs, a higher level of spending, inflationary cost increases and a higher provision for bad debts to reflect the impact of tighter credit controls.

          Due to the factors described above, operating profit decreased 56.1% in 1997 and represented 6.4% of sales compared to 13.5% in 1996. The fourth quarter percentage decrease in sales and operating profit was greater than the full year due primarily to the impact of the implementation of tighter credit controls combined with efforts to alleviate the high levels of inventory at retailers. As of year-end 1997, good progress was achieved in improving customer credit and inventory levels.

1996 Compared with 1995

         Sales increased 4.9% in 1996 primarily due to unit volume growth in the United States. Sales from a new business acquired in France during the first quarter of 1996 accounted for approximately .7% of the sales increase for the year and the fourth quarter of 1996. The Precious Moments line represented 40.0% of the 1996 sales compared to 44.3% in 1995 and the Cherished Teddies line represented 17.8% of 1996 sales compared to 14.4% in 1995. Sales for 1996 in North America benefited from an expansion of the Company's program of extended accounts receivable terms. International sales increased 3.2% and, including the new French acquisition, amounted to 17.0% of 1996 sales compared to 17.2% in 1995. The total value of unfilled orders at year-end 1996 were approximately at the same level as 1995.

         Gross profit increased 3.1% in 1996 due to the sales increase. Cost of sales increased to 52.8% of sales in 1996 compared to 52.0% in 1995 due principally to product mix and lower margins in Europe.

         Selling, distribution, general and administrative expenses amounted to 33.7% of sales in 1996 compared to 34.0% in 1995 and decreased due to improvement in North America from the benefit of the sales increase on fixed costs. Partially offsetting this improvement was higher spending in Europe, including costs for a key management change.

         Due to the factors described above, operating profit increased 0.9% in 1996 and represented 13.5% of sales, compared to 14.1% in 1995. The fourth quarter Giftware percentage increase in sales and operating profit was greater than the full year due to seasonality and timing of delivery of products from the Far East.

Interest Expense and Other Expense

         Interest expense, net of investment income, decreased in 1997 due to lower borrowing levels in 1997 compared to 1996 and to the utilization of cash proceeds from the sale of discontinued operations, particularly in the fourth quarter. Other assets amortization of goodwill decreased due to certain categories being fully amortized. The other net expense decreased in 1997 due to lower net losses on the disposal of fixed assets.

         Interest expense, net of investment income, increased in 1996 due to higher borrowing levels for general working capital and for stock buybacks. Notes and loans payable going into 1996 were approximately $35.9 million higher than at the start of 1995. Other assets amortization of goodwill increased due to the continuing impact of recent acquisitions. The increase in other net expense in 1996 primarily represented higher net losses on the disposal of fixed assets.

Income Taxes

         The effective tax rate for 1997 for continuing operations of 49.4% was higher than the 1996 and 1995 effective tax rates of 44% due primarily to a lower percentage of total before tax income from the United States, which has a lower effective tax rate and to the impact of the amortization of goodwill, which does not receive a tax benefit. The 1996 and 1995 44% effective rates were higher than the expected statutory U.S. rates due primarily to the impact of goodwill which is not deductible.

Inflation, Changing Prices and Economic Conditions

         Although the Company's operations are affected by general economic trends, inflation and changing prices did not have a material impact on 1997 and 1996 income statement results compared to prior years. International operations in total were not materially impacted by translation rates for 1997 and 1996. The value of the U.S. dollar versus international currencies where the Company conducts business will continue to impact the future results of these businesses. In addition to the currency risks, the Company's international operations, including sources of imported products, are subject to the risks of doing business abroad, including import or export restrictions and changes in economic and political climates. The fluctuations in net sales and operating profit margins from quarter to quarter are partially due to the seasonal characteristics of the Company's business.

Financial Condition

         The Company has historically satisfied its capital requirements with internally generated funds and short-term loans. Working capital requirements fluctuate during the year and are generally greatest during the third quarter and lowest at the beginning of the first quarter.

         The 1997 major sources of funds from operating activities for continuing operations were from net income, depreciation, amortization, lower net accounts receivable and higher accounts payable, taxes and accrued expenses. Accounts receivable decreased primarily due to lower 1997 fourth quarter sales. Accounts payable and accrued expenses increased due to timing of payments and to the amounts remaining to be paid of approximately $12.8 million from the third quarter provision to downsize corporate headquarters and approximately $8.3 million for payments due relating to the 1997 sales of discontinued operations. These amounts were partially offset by decreases in normal accruals due to the lower 1997 operating results. Taxes payable increased in 1997 due to the timing of payments compared to 1996 and to the $17.3 million taxes payable resulting from the sale of the majority of the Worldwide Direct Selling operations. The 1997 major use of funds from continuing operations was higher inventories in the United States, which resulted from sales that were lower than anticipated and efforts to alleviate inventory levels at retailers. Other assets in 1997 were increased by higher levels of funded retirement benefits and an escrow deposit related to the sale of discontinued operations. Long-term postretirement benefits increased due to enhanced benefits relating to the Corporate downsizing and sales of discontinued operations. Net receivables from discontinued operations and net assets of discontinued operations decreased principally due to the impact from the sales of the discontinued operations.

         The 1996 major sources of funds from operating activities for continuing operations were from net income, depreciation, amortization and higher accounts payable, accrued expenses and taxes. The increase in payables and accruals primarily related to the high fourth quarter 1996 sales volume versus 1995 and to timing differences of payments versus 1995. The 1996 major uses of funds from continuing operations were higher net accounts receivable and other assets. Net accounts receivable increased 24% in 1996 due to higher sales volumes and marketing programs including the expansion of the Company's program of extended accounts receivable. Days sales outstanding increased to 83 days as of year-end 1996 versus 76 days in 1995. The increase in other assets in 1996 reflects higher levels of funded retirement benefits and higher levels of net goodwill.

         A major use of cash in investing activities has been for capital expenditures for capacity expansion, information systems, equipment and office replacements. Also, new acquisitions and subsequent payments for acquisitions have been a major use of cash in investing activities. The total purchase price for the French acquisition in 1996 was $2.3 million with payments of $1.4 million in 1996. The sources of funds for all expenditures were from cash and investments, and short-term loans. Capital expenditures of $10 million are planned for 1998. Proceeds from the sales of property, plant and equipment were primarily from sales in the United States of assets of businesses licensed to a third party in 1995. Proceeds from the sale of discontinued operations are from the sale of the Hamilton United States Direct Response businesses and the sale of the majority of the operations of the Worldwide Direct Selling business. Part of the proceeds of both sales are being held in escrow, with up to $11 million payable to the Company on or after March 31, 1998 and up to $3.8 million payable to the Company on or after May 23, 2000, subject to certain conditions.

         The major uses of cash in financing activities were for dividends to shareholders and purchases of common stock. Purchases of common stock included shares repurchased by the Company and shares received from optionees to pay for the exercise price of options. Note 5 to the Financial Statements provides a detailed summary of Treasury Stock activity. The Company has an authorized program to purchase shares of common stock for the Company Treasury from time to time in the open market or in private transactions, depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 1997, 2.2 million shares remained available for purchase under the program. The Company's earnings, cash flow, and available debt capacity have made and make stock repurchases, in the Company's view, one of its best investment alternatives. During the month of January 1998, the Company purchased 783 thousand shares of common stock for $21.148 million. A source of funds from financing activities continued to be from the exercise of stock options. The value of total stock options outstanding at the exercise price amounted to $96 million at December 31, 1997 and the Company could receive these funds in the future if the options are exercised. The 1997 decrease in notes and loans payable was due to the proceeds from the sales of discontinued operations.

         Annually, the Company makes provisions to record its obligation to pay, in the future, insurance premiums for postretirement benefits to eligible employees, and severance allowances to eligible employees of certain subsidiaries upon their voluntary or involuntary separation. These obligations are not funded because there is not a financial benefit to fund them.

         In August 1995, the Company entered into a five-year $200 million multicurrency revolving credit agreement with various banks, which can be used for working capital, investing and financing activities. The agreement has an annual facility and agency fee as well as a margin supplement for Eurocurrency rate loans where more than one-third of the commitment is utilized. The agreement contains financial covenants that include requirements, as defined, for minimum net worth, interest coverage and maximum borrowings. None of these covenants are expected to have an adverse effect on the Company's ability to operate in the future. The Company currently believes that funds from operations and available financing alternatives are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other needs. No liquidity problems are anticipated.

         Fluctuations in the value of the U. S. dollar versus international currencies affect the U. S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity. The majority of these changes were related to the Worldwide Direct Selling Group, the majority of which was sold in the fourth quarter of 1997. The balances as of December 31, 1997 relate to the continuing operations.

Quarterly results (unaudited):
(In thousands, except per share amounts)

STANHOME INC.

        The following table sets forth information with respect to the consolidated quarterly results of operations for 1997, 1996 and 1995. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.


                                                      For the Three Months Ended
                                           -----------------------------------------------
                                           March 31,    June 30,     Sept. 30,    Dec. 3l,
                                             1997         1997         1997         1997
                                           --------     --------     --------     ------
Net sales........................          $102,060     $137,002     $128,261     $108,860
Cost of sales....................            52,633       73,203       72,570       60,691
                                           --------     --------     --------     --------
Gross profit.....................            49,427       63,799       55,691       48,169
Selling, distribution, general
  and administrative expenses....            43,225       43,901       55,951       43,391
                                           --------     --------     --------     --------
Operating profit (loss)..........          $  6,202     $ 19,898    ($    260)    $  4,778
                                           ========     ========     ========     ========

Income (loss) of continuing
  operations, net of taxes.......          $  2,193     $  9,759    ($  2,752)    $  1,345
Income (loss) of discontinued
  operations, net of taxes.......             1,048        1,810    (     700)           -
Net loss on sale of discontinued
  operations.....................         (  35,000)           -            -    (   6,000)
                                           --------     --------     --------     --------
Net income (loss)................         ($ 31,759)    $ 11,569    ($  3,452)   ($  4,655)
                                           ========     ========     ========     ========

Earnings (loss) per common share,
 Basic and diluted:
  Continuing operations..........          $    .12     $    .55    ($    .16)     $    .07
  Discontinued operations........               .06          .10    (     .04)            -
  Sale of discontinued operations              1.95)           -            -     (     .34)
                                           --------     --------     --------      --------
  Total..........................          $   1.77)    $    .65    ($    .20)    ($    .27)
                                           ========     ========     ========      ========


                                                      For the Three Months Ended
                                           -------------------------------------------------
                                           March 31,    June 30,      Sept. 30,    Dec. 3l,
                                             1996         1996          1996         1996
                                           --------     --------      --------     ------
Net sales........................          $ 99,612     $130,823      $144,756     $140,257
Cost of sales....................            54,196       69,103        76,958       71,923
                                           --------     --------      --------     --------
Gross profit.....................            45,416       61,720        67,798       68,334
Selling, distribution, general
  and administrative expenses....            39,831       42,456        42,771       48,498
                                           --------     --------      --------     --------
Operating profit.................          $  5,585     $ 19,264      $ 25,027     $ 19,836
                                           ========     ========      ========     ========

Income of continuing
  operations, net of taxes.......          $  1,812     $  9,320      $ 12,190     $  9,294
Income (loss) of discontinued
  operations, net of taxes.......             2,258        1,631     (     737)       2,669
                                           --------     --------      --------     --------
Net income.......................          $  4,070     $ 10,951      $ 11,453     $ 11,963
                                           ========     ========      ========     ========

Earnings per common share,
 Basic and diluted:
  Continuing operations..........          $    .10     $    .51      $    .68     $    .52
  Discontinued operations........               .12          .09     (     .04)         .15
                                           --------     --------      --------     --------
  Total..........................          $    .22     $    .60      $    .64     $    .67
                                           ========     ========      ========     ========


                                                      For the Three Months Ended
                                           ------------------------------------------------
                                           March 31,    June 30,      Sept. 30,    Dec. 3l,
                                             1995         1995          1995         1995
                                           --------     --------      --------     ------
Net sales........................          $105,955     $122,126      $138,150     $124,965
Cost of sales....................            55,656       64,869        71,583       63,174
                                           --------     --------      --------     --------
Gross profit.....................            50,299       57,257        66,567       61,791
Selling, distribution, general
  and administrative expenses....            40,887       39,615        43,239       43,080
                                           --------     --------      --------     --------
Operating profit.................          $  9,412     $ 17,642      $ 23,328     $ 18,711
                                           ========     ========      ========     ========

Income of continuing
  operations, net of taxes.......          $  4,532     $  8,725      $ 11,913     $  8,720
Income (loss) of discontinued
  operations, net of taxes.......             1,918        2,444     (      45)       3,693
                                           --------     --------      --------     --------
Net income.......................          $  6,450     $ 11,169      $ 11,868     $ 12,413
                                           ========     ========      ========     ========

Earnings per common share,
 Basic and diluted:
  Continuing operations..........          $    .24     $    .46      $    .64     $    .47
  Discontinued operations........               .10          .13     (     .01)         .20
                                           --------     --------      --------     --------
  Total..........................          $    .34     $    .59      $    .63     $    .67
                                           ========     ========      ========     ========


CONSOLIDATED BALANCE SHEETS
(In thousands)

December 31, 1997 and 1996

STANHOME INC.

ASSETS
                                                          1997         1996
                                                          ----         ----
CURRENT ASSETS:

  Cash and certificates of deposit (including
    interest bearing demand deposits)..............     $ 35,724     $ 10,308
  Accounts receivable, net.........................      101,731      127,987
  Inventories......................................      107,752       84,018
  Prepaid expenses.................................        2,482        3,500
                                                        --------     --------
            Total current assets...................      247,689      225,813
                                                        --------     --------

PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and improvements............................        4,355        4,378
  Buildings and improvements.......................       38,543       39,217
  Machinery and equipment..........................       13,949       13,911
  Furniture and fixtures...........................       25,057       22,766
  Transportation equipment.........................          510          541
                                                        --------     --------
                                                          82,414       80,813

  Less - Accumulated depreciation and amortization.       46,836       43,626
                                                        --------     --------
                                                          35,578       37,187
                                                        --------     --------
OTHER ASSETS:
  Goodwill and other intangibles, net..............       89,596      101,327
  Other............................................       22,540       13,053
                                                        --------     --------
                                                         112,136      114,380
                                                        --------     --------

NET RECEIVABLES FROM DISCONTINUED OPERATIONS.......            -       26,463
                                                        --------     --------

NET ASSETS OF DISCONTINUED OPERATIONS..............        4,999       74,866
                                                        --------     --------
                                                        $400,402     $478,709
                                                        ========     ========

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY
                                                          1997         1996
                                                          ----         ----
CURRENT LIABILITIES:
  Notes and loans payable..........................     $  8,388     $ 78,577
  Accounts payable.................................       43,576       33,270
  Federal, state and foreign taxes on income.......       42,158       20,831
  Accrued expenses -
    Payroll and commissions........................       13,576        8,843
    Royalties......................................        6,767        9,725
    Pensions and profit sharing....................        6,128        7,716
    Vacation, sick and postretirement benefits.....        4,853        4,241
    Other..........................................       24,958       22,294
                                                        --------     --------
           Total current liabilities...............      150,404      185,497
                                                        --------     --------

LONG-TERM LIABILITIES:
  Postretirement benefits..........................       21,084       14,384
                                                        --------     --------
           Total long-term liabilities.............       21,084       14,384
                                                        --------     --------

COMMITMENTS AND CONTINGENCIES (Note 10)

SHAREHOLDERS' EQUITY:
  Common stock, par value $.125--
    Authorized 80,000 shares
    Issued 25,228 shares...........................        3,154        3,154
  Capital in excess of par value...................       46,858       44,862
  Retained earnings................................      355,806      403,805
  Cumulative translation adjustments...............    (   1,519)   (  21,121)
                                                        --------     --------
                                                         404,299      430,700

  Less - Shares held in treasury, at cost-
    Common stock, 8,027 shares in
      1997 and 7,325 in 1996.......................      175,385      151,872
                                                        --------     --------
           Total shareholders' equity..............      228,914      278,828
                                                        --------     --------
                                                        $400,402     $478,709
                                                        ========     ========

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

For the Years Ended December 31, 1997, 1996 and 1995

STANHOME INC.

                                                       1997          1996          1995
                                                       ----          ----          ----
NET SALES .....................................     $ 476,183      $ 515,448      $ 491,196
COST OF SALES .................................       259,097        272,180        255,282
                                                    ---------      ---------      ---------
GROSS PROFIT ..................................       217,086        243,268        235,914
SELLING, DISTRIBUTION, GENERAL
  AND ADMINISTRATIVE EXPENSES .................       186,468        173,556        166,821
                                                    ---------      ---------      ---------
OPERATING PROFIT ..............................        30,618         69,712         69,093
  Interest expense ............................        (6,783)        (8,196)        (7,302)
  Other expense, net ..........................        (3,005)        (3,274)        (1,273)
                                                    ---------      ---------      ---------

INCOME BEFORE INCOME TAXES FROM
  CONTINUING OPERATIONS .......................        20,830         58,242         60,518
  Income taxes ................................        10,285         25,626         26,628
                                                    ---------      ---------      ---------

INCOME OF CONTINUING OPERATIONS, NET OF TAXES..        10,545         32,616         33,890

INCOME OF DISCONTINUED OPERATIONS, NET OF TAXES         2,158          5,821          8,010

NET LOSS ON SALE OF DISCONTINUED OPERATIONS ...       (41,000)          --             --
                                                    ---------      ---------      ---------

NET INCOME (LOSS) .............................     ($ 28,297)     $  38,437      $  41,900
                                                    =========      =========      =========
EARNINGS (LOSS) PER COMMON SHARE,
  BASIC:    Continuing Operations .............     $     .60      $    1.81      $    1.81
            Discontinued Operations ...........           .12            .32            .42
            Sale of Discontinued Operations ...         (2.33)          --             --
                                                    ---------      ---------      ---------
            Total .............................     ($   1.61)     $    2.13      $    2.23
                                                    =========      =========      =========

  DILUTED:  Continuing Operations .............     $     .60      $    1.80      $    1.80
            Discontinued Operations ...........           .12            .32            .42
            Sale of Discontinued Operations ...         (2.32)          --             --
                                                    ---------      ---------      ---------
            Total .............................     ($   1.60)     $    2.12      $    2.22
                                                    =========      =========      =========


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Years Ended December 31, 1997, 1996 and 1995
(In thousands, except per share amounts)

BALANCE, beginning of year.....................      $403,805      $385,008      $362,947
  Net income...................................     (  28,297)       38,437        41,900
  Cash dividends, $1.12 per share in 1997,
   $1.09 per share in 1996 and $1.06 per
   share in 1995...............................     (  19,702)    (  19,640)    (  19,839)
                                                     --------      --------      --------
BALANCE, end of year...........................      $355,806      $403,805      $385,008
                                                     ========      ========      ========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

For the Years Ended December 31, 1997, 1996 and 1995

STANHOME INC.

                                                               1997          1996          1995
                                                               ----          ----          ----
OPERATING ACTIVITIES:
  Net income (loss) ....................................    ($ 28,297)    $  38,437     $  41,900
  Less - Net income discontinued operations ............       (2,158)       (5,821)       (8,010)
       - Net loss on sale of discontinued operations ...       41,000          --            --
  Adjustments to reconcile continuing operations net
   income to net cash provided by operating activities:
    Depreciation and amortization of property,
     plant and equipment ...............................        5,701         5,744         5,288
    Allowance for losses on accounts receivable ........        1,255         2,026           583
    Amortization of other assets .......................        3,479         3,843         3,527
    (Gains)/losses on sale of capital assets ...........            1           355           225
    Changes in assets and liabilities, net of effects
     from acquisition of businesses:
      Notes and accounts receivable ....................       24,871       (29,576)       (8,114)
      Inventories ......................................      (25,171)          358        (1,111)
      Prepaid expenses .................................          994          (536)         (981)
      Other assets .....................................       (8,820)       (2,666)       (2,015)
      Accounts payable and accrued expenses ............       13,930         2,755       (18,943)
      Taxes on income ..................................       22,086         8,635        (4,508)
      Long-term postretirement benefits ................        6,700         1,634         3,447
      Operating activities of discontinued operations ..       (5,072)        9,564        11,120
                                                            ---------     ---------     ---------
  Net cash provided by operating activities ............       50,499        34,752        22,408
                                                            ---------     ---------     ---------

INVESTING ACTIVITIES:
  Purchase of property, plant and equipment ............       (4,944)       (5,095)       (9,829)
  Payments for acquisition of businesses,
   net of cash acquired ................................         --          (1,563)       (1,861)
  Proceeds from sales of discontinued operations .......       85,939          --            --
  Proceeds from sales of property, plant and equipment .          759         1,014           552
  Investing activities of discontinued operations ......       (1,181)       (1,137)          (89)
                                                            ---------     ---------     ---------
  Net cash provided/(used) by investing activities .....       80,573        (6,781)      (11,227)
                                                            ---------     ---------     ---------

FINANCING ACTIVITIES:
  Cash dividends .......................................      (19,702)      (19,640)      (19,838)
  Exchanges and purchases of common stock ..............      (23,906)      (15,178)      (31,649)
  Notes and loans payable ..............................      (69,737)        2,373        36,522
  Exercise of stock options ............................        2,144         1,814         6,315
  Other common stock issuance ..........................          245           316           416
  Financing activities of discontinued operations ......        6,071          (549)           11
                                                            ---------     ---------     ---------
  Net cash used by financing activities ................     (104,885)      (30,864)       (8,223)
                                                            ---------     ---------     ---------
  Effect of exchange rate changes on cash and
   cash equivalents ....................................         (771)          340          (195)
                                                            ---------     ---------     ---------
  Increase/(decrease) in cash and cash equivalents .....       25,416        (2,553)        2,763
  Cash and cash equivalents, beginning of year .........       10,306        12,859        10,096
                                                            ---------     ---------     ---------
  Cash and cash equivalents, end of year ...............    $  35,722     $  10,306     $  12,859
                                                            =========     =========     =========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995

1.  Accounting policies:

        The accompanying consolidated financial statements include the accounts of Stanhome Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in the consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of Management's estimates. Actual results could differ from those estimates. Certain reclassifications have been made in the 1996 and 1995 financial statements to conform to the 1997 presentation, which reflects certain operations that were discontinued in 1997 and are described in Note
2. The continuing operations, which operate in a single industry, design, manufacture primarily through third parties located in the Pacific Rim, and market a wide variety of licensed and proprietary branded gifts and collectibles to retail stores primarily throughout the United States, Canada and Europe.

        Assets and liabilities of the Company's foreign subsidiaries are translated at the exchange rate on the balance sheet date, while statement of income items are translated at the average exchange rates for the year. Translation gains and losses are reported as a component of shareholders' equity. Transaction gains and losses are reported in the statement of income.

        The carrying amount of cash and certificates of deposit and notes and loans payable approximate fair value.

        The Company considers all highly liquid securities, including certificates of deposit, with maturities of three months or less, when purchased, to be cash equivalents, except for $2,000 of deposits in 1997 and 1996, respectively, with terms in excess of three months. Cash includes $11 million in an escrow account due to be received March 31, 1998, subject to certain conditions.

        The Company recognizes revenue as merchandise is turned over to the shipper and a provision for anticipated merchandise returns and allowances is recorded based upon historical experience. Amounts billed to customers for shipping and handling orders and collector club subscriptions are netted against the associated costs.

        Accounts receivable were net of reserves for uncollectible accounts, returns and allowances of $11,146,000 and $9,891,000 at December 31, 1997 and 1996, respectively.

        Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials and products. The Company values all inventories utilizing the first-in, first-out method.

        The major classes of inventories were as follows (in thousands):


                                                      1997         1996
                                                      ----         ----

           Raw materials and supplies...........    $  1,719     $  1,678
           Work in process......................         930          959
           Finished goods in transit............      14,865       14,299
           Finished goods.......................      90,238       67,082
                                                    --------     --------
                                                    $107,752     $ 84,018
                                                    ========     ========

        Concentration of risk for the Company exists in revenue from major product lines, sources of supply of inventory, markets and geographic areas, and trade receivables. The majority of product sales are under licensed rights from third parties. The two largest licensed lines represented approximately 56% of the Company's total sales for 1997. A large portion of acquired inventory is sourced from the Far East, principally China. A significant portion of the Company's operations is located in Europe. Extended credit terms are offered to customers. The Company continually monitors and manages the risks associated with all these activities.

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

        Intangible assets, primarily goodwill, result from the allocation of the excess cost of acquisitions over the value of net tangible assets acquired. Intangible assets are amortized using the straight-line method principally over 20 to 40 years. The Company periodically evaluates whether events or circumstances have occurred indicating that the net book value of goodwill has been impaired. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the acquired business' undiscounted future net cash flows compared to the carrying value of goodwill to determine if a write-off is necessary. Intangible assets were net of accumulated amortization of $26,845,000 and $26,019,000 at December 31, 1997 and 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


        In February 1997, the Financial Accounting Standards Board adopted a new standard on accounting for earnings per share (EPS). This new standard replaced the presentation of primary EPS with a presentation of basic EPS and changed the fully diluted terminology to diluted. It also requires dual presentation of basic and diluted EPS on the face of the income statement. The standard became effective for the Company at December 31, 1997 and required restatement of prior years' EPS.

        Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury stock method. The number of shares used in the earnings per common share computation for 1997, 1996 and 1995 were as follows (in thousands):


                                              1997       1996       1995
                                              ----       ----       ----
   Basic
     Average common shares outstanding....   17,577     18,080     18,773

   Diluted
     Stock options........................       84         12         78
                                             ------     ------     ------
     Average shares diluted...............   17,661     18,092     18,851

        In June 1997, the Financial Accounting Standards Board adopted a new standard on reporting comprehensive income, which established standards for reporting and display of comprehensive income (net income (loss) together with other non-owner changes in equity) and its components in a full set of general purpose financial statements. The standard will become effective for the Company in 1998 and will require reclassification of comparative financial statements for prior years. The other comprehensive income in this statement will consist only of cumulative translation adjustments.

2.  Discontinued Operations:

        On May 22, 1997, the Company completed the previously announced sale of the Company's United States Hamilton Direct Response businesses to The Crestley Collection, Ltd., an affiliate of The Bradford Group for approximately $48.3 million, including the repayment of $30.8 million of intercompany debt, subject to certain conditions. $3.8 million of the sale proceeds are being held in escrow in other assets, and are recoverable with interest May 23, 2000, subject to certain conditions. In connection with the sale, the Company recorded in the first quarter of 1997 a $35 million after tax charge consisting mainly of the write down of goodwill, current assets and associated transaction and severance costs. The Company is in the process of closing Hamilton's foreign operations. Under the sales agreement, until May 22, 2000, in most cases, the Company agreed to indemnify Bradford for damages (up to a maximum of $10 million) suffered by Bradford resulting from certain breaches by the Company and any unpaid taxes for which no applicable financial reserve existed. As part of the agreement, Bradford and Enesco Corporation, a wholly-owned subsidiary of Stanhome, entered into two license agreements pursuant to which Enesco will license certain proprietary and licensed lines of products to Bradford for an initial five-year period.

        On December 18, 1997, the Company completed the previously announced sale of the majority of the operations comprising its Worldwide Direct Selling Group to Laboratoires de Biologie de Vegetale Yves Rocher of France. Subject to certain conditions, the sale price was approximately $68.4 million in cash ($44 million after taxes and transaction fees) for the businesses and assets sold in connection with the sale. $11 million of the sale proceeds are being held in escrow in the cash account, and are recoverable with interest March 31, 1998, subject to certain conditions. The Company recorded in the fourth quarter of 1997 a $6 million after tax charge, primarily to write down assets that were not part of the sale. Under the sale agreement, until December 18, 2000, in most cases, the Company agreed to indemnify Yves Rocher for damages (in amounts up to $20.9 million) suffered by Yves Rocher resulting from certain breaches by the Company. As part of the agreement, Stanhome's manufacturing facility, Cosmhogar S.A., located in Spain, entered into a supply agreement and related license agreement with Yves Rocher for terms of one year for cosmetics and personal care products and five years for household care products. The Cosmhogar facility and other remaining assets of the Group remain to be sold. Also, as part of the agreement, the Stanhome name will remain with the Worldwide Direct Selling Group.

         Accordingly, the applicable financial statements and related notes have been reclassified to present these two divested business segments as discontinued operations. Therefore, the net assets and operating results of these two divested business segments have been segregated and reported as discontinued operations in the Consolidated Balance Sheets, Statements of Income, and Statements of Cash Flows.

        The approximate components of the discontinued operations charge were as follows (in thousands):


         Direct Response
         Loss on sale - Hamilton U.S.(principally
           the write down of goodwill)................     ( $23,500)
         Provision for closing costs (principally
           international operations) and
           termination benefits.......................      (  8,500)
         Write down of international current assets
           due to anticipated proceeds being less
           than carrying value........................      (  3,000)
         Transaction fees.............................      (  2,000)
                                                             -------
         Before tax charge............................      ( 37,000)
         Anticipated tax benefit......................         2,000
                                                             -------
         After tax charge.............................      ($35,000)
                                                             =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


        The anticipated income tax benefits are limited, since most of the international closing costs and write down of assets are not expected to receive a tax benefit and the United States capital loss is limited due to loss disallowance rules.


         Direct Selling
         Gain on sale of Direct Selling operations....       $24,300
         Write down of assets of remaining Direct
           Selling operations due to anticipated
           net proceeds being less than carrying
           value......................................      (  6,000)
         Provision for disposition costs of
           remaining operations including severance...      (  2,300)
         Transaction fees.............................      (  4,000)
                                                             -------
         Before tax gain..............................        12,000
         Anticipated tax provision....................      ( 18,000)
                                                             -------
         After tax loss...............................      ($ 6,000)
                                                             =======

        The anticipated taxes are higher than the gain since most of the disposition costs and write down of assets are not expected to receive a tax benefit, the benefit in the United States of utilizing foreign taxes due on the sale is limited, and the United States tax basis of the companies sold was less than book value.

        The above charges reflect the Company's best estimate at this time of the value of remaining assets and anticipated closing costs. The amounts that the Company will ultimately realize could differ materially.

        The 1997 operating results of discontinued operations include three months of Direct Response and nine months of Direct Selling. These operating results are summarized as follows (in thousands):

                                                    Year Ended December 31,
                                               -------------------------------
                                                 1997        1996       1995
                                                 ----        ----       ----

Net sales of discontinued operations.......    $151,128    $331,740   $342,026
                                               ========    ========   ========

Income before income taxes from
  discontinued operations..................     $ 4,632     $11,037    $15,821
Income taxes...............................       2,474       5,216      7,811
                                                -------     -------    -------
Net income of discontinued operations......     $ 2,158     $ 5,821    $ 8,010
                                                =======     =======    =======

Loss on sale of discontinued operations
  before income taxes......................    ($25,000)    $     -    $     -
Income tax charge..........................    ( 16,000)          -          -
                                                -------     -------    -------
Net loss on sale of discontinued operations    ($41,000)    $     -    $     -
                                                =======     =======    =======

    Net assets of discontinued operations were as follows (in thousands):

                                                          December 31,
                                                          ------------
                                                       1997         1996
                                                       ----         ----

      Cash and certificates of deposit............    $ 1,457      $17,154
      Accounts receivable, net....................      5,418       44,237
      Inventories.................................      2,911       37,382
      Prepaid expenses............................        285       32,885
      Net property, plant and equipment...........          -       21,468
      Other assets................................         12       24,046
      Net intercompany payables...................          -     ( 26,463)
      Notes and loans payable.....................          -     (    107)
      All other current liabilities...............   (  5,084)    ( 62,994)
      Long-term liabilities.......................          -     ( 12,742)
                                                      -------      -------
      Net assets of discontinued operations.......    $ 4,999      $74,866
                                                      =======      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


        Cash flows from (for) discontinued operations as shown in the Consolidated Statement of Cash Flows are comprised of the following (in thousands):

                                                    For the Year Ended
                                                    ------------------
                                            1997            1996           1995
                                            ----            ----           ----
  Operating Activities:
   Net income from operations of
     discontinued segments..........       $ 2,158        $ 5,821        $ 8,010
   Net loss on sale of discontinued
     segments.......................      ( 41,000)             -              -
   Depreciation and amortization,
     losses on accounts receivable
     and (gains) losses on sale of
     capital assets.................         2,837          3,679          9,186
   Increase (decrease) in
     operating activities...........        30,933             64       (  6,076)
                                           -------        -------        -------

   Net cash from (for) operating
     activities of discontinued
     operations.....................      ($ 5,072)       $ 9,564        $11,120
                                           =======        =======        =======

  Investing Activities:
   Purchase of property, plant
     and equipment..................      ($ 1,407)      ($ 4,172)      ($ 3,635)
   Proceeds from sale of property,
     plant and equipment............           226          3,035          3,549
   Other, net.......................             -              -       (      3)
                                           -------        -------        -------
   Net cash (for) investing
     activities of discontinued
     operations.....................      ($ 1,181)      ($ 1,137)      ($    89)
                                           =======        =======        =======

  Financing Activities:
   Notes and loans payable..........       $ 6,071       ($   549)       $    11
                                           -------        -------        -------
   Net cash from (for) financing
     activities of discontinued
     operations.....................       $ 6,071       ($   549)       $    11
                                           =======        =======        =======

3. Notes and loans payable:

        Notes and loans payable and weighted-average interest rates at December 31, 1997 and 1996 are as follows (in thousands):

                                        1997                   1996
                                        ----                   ----
                                             Interest               Interest
                                  Balance      Rate      Balance      Rate
                                  -------    --------    -------    --------
   Notes under uncommitted
     bank lines...............    $ 8,388       4.5%     $28,577      6.3%

   Notes under committed
     bank lines...............        -           -       50,000      5.9%
                                  -------       ----     -------      ----
        Total.................    $ 8,388       4.5%     $78,577      6.1%
                                  =======       ====     =======      ====

        Total interest paid was $6,475,000 in 1997, $7,959,000 in 1996 and
$6,925,000 in 1995.

        In August 1995, the Company entered into a five year $200 million multicurrency revolving credit agreement with various banks which can be used for working capital, investing and financing activities. The agreement has an annual facility and agency fee as well as a margin supplement for Eurocurrency rate loans where more than one-third of the commitment is utilized. The agreement contains financial covenants that include requirements, as defined, for minimum net worth, interest coverage and maximum borrowings. At December 31, 1997 the Company was in compliance with the covenants and there were no open borrowings under the revolving credit agreement.

        At December 31, 1997, the Company had formal and informal unused lines of credit of approximately $325 million.


4. Employee benefit plans:

        The Company has an employee defined benefit plan covering its employees. The benefits under this plan are based primarily on years of service and compensation rates near retirement. The plans are funded in conformity with Federal tax and actuarial regulations.

        The Company has various non-qualified supplemental retirement plans. Benefits from these supplemental plans will be paid from the Company's assets. The Company has established grantor trusts to provide funding for some of these benefits. The trusts are irrevocable and assets contributed can only be used to pay such benefits with certain exceptions. The assets held in these trusts at December 31, 1997 and 1996 consist of fixed income securities accounted for at the lower of cost or market and amounted to $17.5 million and $12.2 million, respectively. These assets are included in other assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


        Pension expense for the domestic plans includes the following components (in thousands):


                                                 1997       1996        1995
                                                 ----       ----        ----

  Service cost during the period...........    $ 5,356     $   818    $ 2,263
  Interest cost on the projected
    benefit obligation.....................      2,696       2,382      2,639
  Actual return on plan assets.............    ( 5,256)    ( 2,855)   ( 4,601)
  Net amortization of prior service cost,
    net transition liability and net loss..      3,137         715      2,751
  Curtailment and settlement charges.......        836           -          -
  Special termination benefits enhancement.          -           -        888
                                               -------     -------    -------
  Pension expense..........................    $ 6,769     $ 1,060    $ 3,940
                                               =======     =======    =======

        The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31, 1997 and 1996 (in thousands):

                                                           1997        1996
                                                           ----        ----
  Actuarial present value of benefit obligations:
    Vested benefits...................................    $15,611     $35,393
    Nonvested benefits................................          -           -
                                                          -------     -------
    Accumulated benefit obligation....................     15,611      35,393
  Additional obligation for future salary increases...      4,430       5,286
                                                          -------     -------
  Projected benefit obligation........................     20,041      40,679
  Fair value of plan assets, primarily
    marketable securities.............................    (   855)    (27,541)
                                                          -------     -------
  Unfunded excess of projected benefit obligation
    over plan assets..................................     19,186      13,138
  Unrecognized net transition asset/(liability),
    being recognized over 15 years....................          -     (   103)
  Unrecognized prior service costs....................          -     ( 1,502)
  Unrecognized net gain...............................          6       2,078
                                                          -------     -------
  Pension liability recognized in the balance sheet...    $19,192     $13,611
                                                          =======     =======

        The above schedules include various non-qualified supplemental retirement plans. The weighted-average discount rate used to measure the projected benefit obligation and the rate of increase in future compensation levels both range from 5% to 7% and the expected long-term rate of return on assets is 9%.

        The qualified pension plan was frozen for all participants on December 31, 1997 and an annuity was purchased from the Hartford Life Insurance Company as a settlement under FASB Statement No. 88. The impact of the plan curtailment and settlement was an expense of $836,000.

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

        Net periodic postretirement benefit expense includes the following components (in thousands):

                                                1997       1996        1995
                                                ----       ----        ----
     Service cost..........................    $   85     $  100      $   90
     Interest cost on accumulated
       postretirement benefit obligation...        55         70          60
                                               ------     ------      ------

     Net periodic postretirement
        benefit expense....................    $  140     $  170      $  150
                                               ======     ======      ======

        The following table sets forth the funded status of the plan reconciled with the amount shown in the Company's balance sheet at December 31, 1997 and 1996 (in thousands):

                                                           1997        1996
                                                           ----        ----
   Accumulated postretirement benefit obligation:
     Retirees.......................................     $ 1,617      $ 2,252
     Fully eligible active plan participants........         802           83
     Other active plan participants.................         720        1,117
                                                         -------      -------
                                                           3,139        3,452
   Plan assets at fair value........................           -            -
                                                         -------      -------
   Accumulated postretirement benefit obligation
     in excess of plan assets.......................       3,139        3,452
   Unrecognized net loss, prior service cost
     and net transition liability...................           -            -
                                                         -------      -------

   Accrued postretirement benefit liability
     recognized in the balance sheet................     $ 3,139      $ 3,452
                                                         =======      =======

        A 15% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The cost trend rate was assumed to decrease gradually but still remain at double digit rates until 2020. After 2020, the rate was assumed to drop to and stabilize at 8%. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $100,000 and the aggregate of the service and interest cost components of the net postretirement benefit expense for the year then ended by $30,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


        The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6%.

        In addition, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, profit sharing and retirement plan expense amounted to $9,700,000 in 1997, $6,824,000 in 1996 and $8,399,000 in 1995.

        In February 1998, the Financial Accounting Standards Board adopted a new standard on disclosures about pensions and other postretirement benefits. The standard will become effective for the Company at year-end 1998 and will require restatement of pension and other postretirement benefit disclosures for prior years.


5. Shareholders' equity:

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

        In 1993 and 1997, the Board of Directors approved a Special Interim Chief Executive Officer Stock Option Plan and a 1997 President and Chief Executive Officer Stock Option Plan, respectively, which provided for special grants of non-qualified stock options to the Company's then Chief Executive Officer. The 1993 options vested fully in increments of 10,000 shares during each of the three months in which he served in that capacity. The 1997 grant of 100,000 options vest fully in increments of 12,500 shares each month during which he serves in that capacity. Both the 1993 and 1997 options become exercisable six months from the date of grant, and expire ten years from the date of grant.

        At December 31, 1997, the Company has five stock-based compensation (fixed option) plans, which are described above. The Company applies the intrinsic value based method allowed under APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for option grants since 1994 under the Company's five stock-based compensation plans been determined applying the fair value based method provided for in FASB Statement No. 123, which became effective in 1996, the Company's net income and earnings per common share for 1997, 1996 and 1995 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):


                                              1997       1996        1995
                                              ----       ----        ----
  Net income (loss).......  As reported    ($28,297)    $38,437     $41,900
                   .......  Pro forma      ($29,181)    $37,690     $41,444
  Earnings (loss) per
   common share diluted...  As reported      ($1.60)      $2.12       $2.22
                       ...  Pro forma        ($1.65)      $2.08       $2.19

        The options granted in 1997 were under the 1997 President and Chief Executive Officer, 1996 and 1991 Plans, in 1996 were under the 1996 and 1991 Plans, and in 1995 were under the 1991 Plan. The fair value of each option grant in 1997, 1996 and 1995 was estimated at the time of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                            1997        1996        1995
                                            ----        ----        ----
   Dividend yield yearly................     4.0%        4.0%        4.0%
   Expected volatility..................      25%         20%         23%
   Risk free interest rate..............    5.98%       6.43%       6.97%
   Expected life (years)................     6.8         7.2         4.0
   Weighted-average grant-date
    fair value of options granted
    during the year, per share..........   $6.63       $6.21       $5.56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


        Stock option status and activity under the Company's five stock-based compensation (fixed option) plans is summarized as follows:


                                                                  Weighted-
                                                                  Average
                                                    Shares        Exercise
     Fixed Options                                  (000's)        Price
     -------------                                  -------       --------
Outstanding at December 31, 1994............         2,303        $30.93
  Granted...................................           825         27.96
  Exercised.................................        (  230)        26.16
  Forfeited.................................        (  245)        33.29
                                                     -----

Outstanding at December 31, 1995............         2,653         30.20
  Granted...................................           395         29.50
  Exercised.................................        (   78)        21.18
  Forfeited.................................        (  155)        30.60
                                                     -----

Outstanding at December 31, 1996............         2,815         30.33
  Granted...................................           566         28.81
  Exercised.................................        (   84)        23.40
  Forfeited.................................        (  116)        30.46
                                                     -----
Outstanding at December 31, 1997............         3,181        $30.23
                                                     =====


                                                 1997       1996        1995
                                                Shares     Shares      Shares
     Fixed Options                             (000's)     (000's)    (000's)
     -------------                             -------     -------    -------
Options exercisable at year-end.............    1,787       1,862      1,213


        A summary of information about fixed stock options outstanding at December 31, 1997 is as follows:

                              Options Outstanding                   Options Exercisable
                    ----------------------------------------    --------------------------
                                    Weighted-
                       Number        Average       Weighted-      Number         Weighted-
Range of            Outstanding     Remaining      Average      Exercisable      Average
Exercise            at 12/31/97    Contractual     Exercise     at 12/31/97      Exercise
 Prices               (000's)         Life          Price         (000's)         Price
--------            -----------    -----------     --------     -----------      --------
$20 to $21........        41         .6 years       $20.13             41         $20.13
$26 to $30........     2,014        7.0              28.19            829          27.57
$31 to $36........     1,126        5.7              34.26            917          34.29
$20 to $36........     3,181        6.5              30.23          1,787          30.85

        An analysis of treasury stock transactions for the years ended December 31, 1997, 1996 and 1995 is as follows (in thousands):

                                                             Common
                                                             ------
                                                       Shares         Cost
                                                       ------         ----
Balance, December 31, 1994.........................     6,077       $106,421
Purchases..........................................     1,061         31,544
Stock option exchanges.............................         4            105
Exercise of stock options..........................    (  230)     (     949)
Issue of PAYSOP shares.............................    (    6)     (      27)
Investment Savings Plan - 401(k) issues............    (    6)     (      26)
Non-employee Director Stock Plan issues............    (    2)     (       7)
                                                        -----       --------
Balance, December 31, 1995.........................     6,898        137,061
Purchases..........................................       515         15,160
Stock option exchanges.............................         1             18
Exercise of stock options..........................    (   78)     (     321)
Issue of PAYSOP shares.............................    (    6)     (      24)
Investment Savings Plan - 401(k) issues............    (    3)     (      15)
Non-employee Director Stock Plan issues............    (    2)     (       7)
                                                        -----       --------
Balance, December 31, 1996.........................     7,325        151,872
Purchases..........................................       793         23,830
Stock option exchanges.............................         2             76
Exercise of stock options..........................    (   84)     (     354)
Issue of PAYSOP shares.............................    (    6)     (      26)
Investment Savings Plan - 401(k) issues............    (    1)     (       6)
Non-employee Director Stock Plan issues............    (    2)     (       7)
                                                        -----       --------
Balance, December 31, 1997.........................     8,027       $175,385
                                                        =====       ========

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

        The change in capital in excess of par value resulted from the exercise of stock options, including the related income tax benefit ($1,790,000, $1,493,000 and $5,366,000 in 1997, 1996 and 1995,
respectively), issuance of PAYSOP shares ($136,000 in 1997, $141,000 in 1996 and $154,000 in 1995), issuance of 401(k) Plan shares ($29,000,
$90,000 and $163,000 in 1997, 1996 and 1995, respectively) and issuance of Non-Employee Director Stock Plan shares ($41,000 in 1997 and $39,000 each in 1996 and 1995) noted above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


        An analysis of the change in shareholders' equity from the cumulative translation adjustment component for the years ended December 31, 1997, 1996 and 1995 is as follows (in thousands):

                          Cumulative Translation Adjustments


         Balance, December 31, 1994.........................    $27,661
         Adjustment for 1995................................   (    252)
                                                                -------
         Balance, December 31, 1995.........................     27,409
         Adjustment for 1996................................   (  6,288)
                                                                -------
         Balance, December 31, 1996.........................     21,121
         Adjustment for 1997................................   ( 19,602)
                                                                -------
         Balance, December 31, 1997.........................    $ 1,519
                                                                =======


6. Other income (expense), net:

       Other income (expense), net consists of the following (in thousands):

                                              1997         1996        1995
                                              ----         ----        ----
        Investment income................   $ 1,456      $ 1,577     $ 2,756
        Other assets amortization........  (  3,479)    (  3,843)   (  3,527)
        Other items, net.................  (    982)    (  1,008)   (    502)
                                            -------      -------     -------
                                           ($ 3,005)    ($ 3,274)   ($ 1,273)
                                            =======      =======     =======

7. Geographic information:

        The Company operates predominately in two major geographic areas.

        Transfers between geographic areas are made at the market value of the merchandise transferred. Geographic areas are net of intercompany sales. The eliminations in the identifiable assets are for intercompany receivables and profit in inventory.

        The following tables summarize the Company's operations by geographic area for 1997, 1996 and 1995 (in thousands):

   Geographic Areas
                                           1997         1996        1995
                                           ----         ----        ----
   Net sales
     United States................       $383,982     $427,992    $406,482
     Europe.......................         61,988       57,453      55,631
     Other International..........         30,213       30,003      29,083
                                         --------     --------    --------
         Total consolidated.......       $476,183     $515,448    $491,196
                                         ========     ========    ========
   Operating profit
     United States................       $ 24,054     $ 62,030    $ 58,581
     Europe.......................          3,298        3,289       6,448
     Other International..........          3,266        4,393       4,064
                                         --------     --------    --------
         Total consolidated.......       $ 30,618     $ 69,712    $ 69,093
                                         ========     ========    ========
   Identifiable assets
     United States................       $271,947     $250,075    $239,334
     Europe.......................        113,050      114,352      96,396
     Other International and
       Eliminations...............         10,406       12,953      12,874
                                         --------     --------    --------
        Identifiable assets.......        395,403      377,380     348,604
        Discontinued operations
         assets...................          4,999      101,329     100,715
                                         --------     --------    --------
         Total consolidated.......       $400,402     $478,709    $449,319
                                         ========     ========    ========

   Foreign net assets(liabilities)
     Europe.......................      ($  1,651)   ($  3,595)  ($  2,280)
     Other........................         16,057       14,458      10,956
                                         --------     --------    --------
         Total foreign............       $ 14,406     $ 10,863    $  8,676
                                         ========     ========    ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


8. Income taxes (in thousands):

        The domestic and foreign components of the net deferred tax benefit/(liability) on income consist of the following:

                                              Deferred Tax Benefit(Liability)
                                              -------------------------------
                                                          1997       1996
                                                          ----       ----
  United States
    Federal--
      Acquisition step-up amortization adjustment..    ($ 4,048)   ($ 4,135)
      Accelerated depreciation.....................    (  1,228)   (  1,290)
      Deferred compensation........................       7,036       5,368
      Inventory reserve............................       4,539       4,292
      Bad debt reserve.............................       1,870       1,334
      Postretirement benefits......................       1,087       1,188
      Returns and allowances reserve...............         929       1,169
      Other items, net.............................       4,685       2,665
                                                        -------     -------
                                                         14,870      10,591
                                                        -------     -------

    State--
      Acquisition step-up amortization adjustment..    (  1,005)   (    889)
      Accelerated depreciation.....................    (    303)   (    277)
      Deferred compensation........................       1,513       1,154
      Inventory reserve............................       1,109         909
      Bad debt reserve.............................         462         284
      Postretirement benefits......................         234         256
      Returns and allowances reserve...............         222         251
      Other items, net.............................       1,042         573
                                                        -------     -------
                                                          3,274       2,261
                                                        -------     -------
  Foreign
      Accelerated depreciation.....................    (    501)   (    608)
      Other items, net.............................         842         648
                                                        -------     -------
                                                            341          40
                                                        -------     -------

    Total                                               $18,485     $12,892
                                                        =======     =======

        The United States net deferred tax benefits are expected to become realizable in future years with future United States taxable income exclusive of reversing temporary differences, consistent with the Company's history.

        The domestic and foreign components of income before income taxes are as follows:

                                             1997       1996       1995
                                             ----       ----       ----

     Domestic..........................    $11,581    $46,516    $48,044
     Foreign...........................      9,249     11,726     12,474
                                           -------    -------    -------
                                           $20,830    $58,242    $60,518
                                           =======    =======    =======

       The provision for continuing operations income taxes consists of the following:

                                             1997         1996         1995
                                             ----         ----         ----
Currently payable:
 United States Federal.................    $ 9,023      $22,163      $19,587
 United States State...................      2,583        4,857        3,676
 Foreign...............................      4,272     (    662)       1,619
                                           -------      -------      -------
                                            15,878       26,358       24,882
                                           -------      -------      -------
Deferred:
 United States Federal.................   (  4,279)    (    919)       1,029
 United States State...................   (  1,013)    (    198)         214
 Foreign...............................   (    301)         385          503
                                           -------      -------      -------
                                          (  5,593)    (    732)       1,746
                                           -------      -------      -------
                                           $10,285      $25,626      $26,628
                                           =======      =======      =======

       A reconciliation of the total effective tax rate to the statutory Federal income tax rate is as follows:

                                                    1997      1996      1995
                                                    ----      ----      ----

Statutory income tax rate......................     35.0%     35.0%     35.0%
State taxes, net of Federal income tax effect..      4.9       5.2       4.9
Impact of foreign tax rates and credits........      2.8        .2        .9
Foreign subsidiaries in loss position
  receiving little or no tax benefit...........        -        .2        .3
Impact of nondeductible expenses...............      6.7       3.4       3.1
Other items, net...............................        -         -     (  .2)
                                                    ----      ----      ----
Total effective income tax rate................     49.4%     44.0%     44.0%
                                                    ====      ====      ====

        The Company made income tax payments of $6,477,000 in 1997, $17,114,000 in 1996 and $32,055,000 in 1995.


9.  Financial Instruments:

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

December 31, 1997, 1996 and 1995


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

        The Company enters into various short-term foreign exchange agreements during the year. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. The Company's various subsidiaries import products in foreign currencies and from time to time will enter into agreements or build foreign currency deposits as a partial hedge against currency fluctuations on inventory purchases. Gains and losses on these agreements are deferred and recorded as a component of cost of sales when the related inventory is sold. At December 31, 1997, deferred amounts were not material. The Company makes short-term foreign currency intercompany loans to various international subsidiaries and utilizes agreements to fully hedge these transactions against currency fluctuations. The cost of these agreements is included in the interest charged to the subsidiaries and expensed monthly as the interest is accrued. The intercompany interest eliminates upon consolidation and any gains and losses on the agreements are recorded as a component of other income. The Company receives dividends, technical service fees, royalties and other payments from its subsidiaries and licensees. From time to time, the Company will enter into foreign currency forward agreements as a partial hedge against currency fluctuations on these current receivables. Gains and losses are recognized or the credit or debit offsets the foreign currency payables. As of December 31, 1997, net deferred amounts on outstanding agreements were not material. The outstanding agreement amounts (notional value) at December 31, 1997, are $7.8 million U.S. dollars.


10. Commitments and contingencies:

        The Company and its subsidiaries incurred rental expense under operating leases of $6,480,000 in 1997, $6,527,000 in 1996 and $4,771,000
in 1995.

        The minimum rental commitments under noncancelable operating leases as of December 31, 1997 are as follows (in thousands):


             Period                                 Aggregate Amount
             ------                                 ----------------
              1998..............................         $ 4,701
              1999..............................           3,352
              2000..............................           2,197
              2001..............................           1,573
              2002..............................           1,051
           Later years..........................             299
                                                         -------
   Total minimum future rentals.................         $13,173
                                                         =======

        The Company and its subsidiaries have entered into various licensing agreements requiring royalty payments ranging from 1.5% to 16% of specified product sales. Royalty expenses which are charged to cost of sales under these licensing agreements totaled $32,600,000 in 1997, $34,000,000 in 1996 and $30,800,000 in 1995. Pursuant to the various licensing agreements, the future minimum guaranteed royalty payments are $16,100,000 in 1998, $16,500,000 in 1999 and $15,600,000 in 2000.

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

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Stanhome Inc.:

        We have audited the accompanying consolidated balance sheets of Stanhome Inc. (a Massachusetts corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanhome Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                /s/ Arthur Andersen LLP


Hartford, Connecticut
February 23, 1998

  FINANCIAL HIGHLIGHTS LAST TEN YEARS
  (In thousands, except per share amounts)

  STANHOME INC.

                                                          1997            1996           1995
                                                          ----            ----           ----
Net sales........................................       $476,183        $515,448       $491,196
Cost of sales....................................        259,097         272,180        255,282
                                                        --------        --------       --------
Gross profit.....................................        217,086         243,268        235,914
Selling, distribution, general
 and administrative expenses.....................        186,468         173,556        166,821
                                                        --------        --------       --------
Operating profit.................................         30,618          69,712         69,093
Interest expense.................................      (   6,783)      (   8,196)     (   7,302)
Other income (expense), net......................      (   3,005)      (   3,274)     (   1,273)
                                                        --------        --------       --------
Income before income taxes from
 continuing operations...........................         20,830          58,242         60,518
Income taxes.....................................         10,285          25,626         26,628
                                                        --------        --------       --------
Income of continuing operations, net of taxes....         10,545          32,616         33,890
Income of discontinued operations, net of taxes..          2,158           5,821          8,010
Net loss on sale of discontinued operations......      (  41,000)              -              -
                                                        --------        --------       --------
Net income (loss)................................      ($ 28,297)       $ 38,437       $ 41,900
                                                        ========        ========       ========
Earnings (loss) per common share:
 Basic:    Continuing operations.................       $    .60        $   1.81       $   1.81
           Discontinued operations...............            .12             .32            .42
           Sale of discontinued operations.......      (    2.33)              -              -
                                                        --------        --------       --------
           Total.................................      ($   1.61)       $   2.13       $   2.23
                                                        ========        ========       ========

 Diluted:  Continuing operations.................       $    .60        $   1.80       $   1.80
           Discontinued operations...............            .12             .32            .42
           Sale of discontinued operations.......      (    2.32)              -              -
                                                        --------        --------       --------
           Total.................................      ($   1.60)       $   2.12       $   2.22
                                                        ========        ========       ========
Average shares of common stock outstanding.......         17,577          18,080         18,773
Average shares of common stock diluted...........         17,661          18,092         18,851
Shares of common stock outstanding at year end...         17,201          17,904         18,330
Market value per common share at year end........       $  25.69        $  26.50       $  29.13
Cash dividends paid or provided for..............       $ 19,702        $ 19,640       $ 19,838
Dividends per common share.......................       $   1.12        $   1.09       $   1.06
Capital expenditures.............................       $  4,944        $  5,095       $  9,829
Depreciation.....................................       $  5,701        $  5,744       $  5,288
Working capital..................................       $ 97,285        $ 40,316       $ 33,930
Total assets.....................................       $400,402        $478,709       $449,319
Total long-term liabilities......................       $ 21,084        $ 14,384       $ 12,749
Shareholders' equity.............................       $228,914        $278,828       $266,790
Book value per common share......................       $  13.31        $  15.57       $  14.55
Return on average shareholders' equity...........           (11%)            15%            16%


The financial data set forth above should be read in connection with the financial statements, accompanying notes and Management's Discussion on the preceding pages.

                               - 40 -


   1994            1993           1992           1991            1990          1989           1988
   ----            ----           ----           ----            ----          ----           ----
 $417,685        $367,531       $349,250       $329,527        $302,497      $263,639       $213,951
  216,743         188,196        176,025        162,843         145,597       124,026        102,828
 --------        --------       --------       --------        --------      --------       --------
  200,942         179,335        173,225        166,684         156,900       139,613        111,123

  144,124         133,237        127,705        124,066         114,565        99,201         76,970
 --------        --------       --------       --------        --------      --------       --------
   56,818          46,098         45,520         42,618          42,335        40,412         34,153
(   1,736)      (   1,145)     (   1,903)     (   3,343)      (   3,807)    (   4,186)     (   2,837)
      736       (      55)     (     797)     (     957)      (     193)           36      (     463)
 --------        --------       --------       --------        --------      --------       --------

   55,818          44,898         42,820         38,318          38,335        36,262         30,853
   24,560          21,102         18,413         16,477          16,484        15,593         12,650
 --------        --------       --------       --------        --------      --------       --------
   31,258          23,796         24,407         21,841          21,851        20,669         18,203
   12,798           9,337         22,309         23,212          29,216        23,955         22,437
        -               -              -              -               -             -              -
 --------        --------       --------       --------        --------      --------       --------
 $ 44,056        $ 33,133       $ 46,716       $ 45,053        $ 51,067      $ 44,624       $ 40,640
 ========        ========       ========       ========        ========      ========       ========

 $   1.62        $   1.21       $   1.24       $   1.11        $   1.12      $   1.07       $    .92
      .66             .48           1.13           1.18            1.50          1.23           1.14
        -               -              -              -               -             -              -
 --------        --------       --------       --------        --------      --------       --------
 $   2.28        $   1.69       $   2.37       $   2.29        $   2.62      $   2.30       $   2.06
 ========        ========       ========       ========        ========      ========       ========

 $   1.60        $   1.21       $   1.21       $   1.08        $   1.09      $   1.03       $    .88
      .66             .47           1.11           1.14            1.46          1.20           1.09
        -               -              -              -               -             -              -
 --------        --------       --------       --------        --------      --------       --------
 $   2.26        $   1.68       $   2.32       $   2.22        $   2.55      $   2.23       $   1.97
 ========        ========       ========       ========        ========      ========       ========
   19,323          19,634         19,753         19,681          19,459        19,421         19,761
   19,525          19,749         20,152         20,295          20,040        20,024         20,664
   19,151          19,392         19,774         19,791          19,550        19,365         19,953
 $  31.63        $  33.88       $  34.75       $  37.00        $  33.75      $  25.88       $  18.38
 $ 19,863        $ 19,620       $ 18,950       $ 18,134        $ 16,172      $ 13,727       $ 11,994
 $   1.03        $   1.00       $    .96       $    .92        $    .83      $    .71       $   .605
 $ 12,238        $  2,619       $  2,810       $  3,575        $  4,859      $  1,813       $  1,893
 $  3,479        $  3,450       $  3,726       $  3,140        $  2,968      $  2,895       $  2,832
 $ 53,115        $107,306       $105,820       $ 85,769        $ 69,681      $ 43,328       $ 59,235
 $409,002        $338,557       $318,759       $309,428        $287,293      $242,442       $199,770
 $  9,302        $  7,442       $  6,714       $  5,887        $  4,981      $  4,526              -
 $269,396        $254,366       $256,956       $241,074        $211,457      $170,399       $158,169
 $  14.07        $  13.12       $  12.99       $  12.18        $  10.82      $   8.80       $   7.93
      17%             13%            19%            20%             27%           29%            29%

                               - 41 -