Form 10-K, Exhibit 13
period 1998-12-31
ENESCO GROUP INC
filed 1999-03-29
CIK 93542

Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

ENESCO GROUP, INC.

           The following discussion gives more depth on Enesco Group, Inc. and subsidiaries' (the "Company's") financial condition and results of operations. You will probably find it helpful to have first read the financial statements, accompanying notes and the financial highlights of recent years.

           As reported in the Company's Form 10-Q for the quarter ended March 31, 1998, at the Company's Annual Meeting on April 23, 1998, the shareholders approved a resolution authorizing the Company to change its name from Stanhome Inc. to Enesco Group, Inc., to reflect the Company's transformation into a singularly focused designer and marketer of branded gifts and collectibles. Commencing on May 1, 1998, shares of the Company's common stock traded on the New York Stock Exchange and Pacific Exchange under the symbol "ENC".

1998 Compared with 1997

           Sales decreased 5.3% in 1998 with decreases in all geographic areas. Sales in the United States decreased 5.1% and international sales decreased 6.2%. International sales amounted to 19.2% of 1998 sales verses 19.4% in 1997. The sales decreases reflected lower retailer ordering, due in part to high retail inventory levels combined with the Company's initiatives of tighter credit policies, lower inventories and fewer stock keeping units. The tighter credit controls and improved customer service reduced returns and allowances by approximately 1% of sales in the United States. The Precious Moments line represented 38% of total 1998 sales, compared to 36% in 1997 and the Cherished Teddies line represented 20% of sales in 1998 and 1997. Year-end 1998 club members for the Precious Moments line decreased 8% compared to 1997 and club members for the Cherished Teddies line decreased 1% compared to 1997.

           In the United States, the Company is in the process of analyzing the total economic return for all of its product lines, with the objective to improve the supply chain economics from factory to customer and to phase out those product lines that do not have adequate returns. As these lines are phased out during the next year, the absence of sales from these lines will reduce sales volumes. This process will be expanded to the international locations in 1999. Partly reflecting the reduction of product offerings and improved deliveries, total unfilled orders as of year-end 1998 were down approximately $28 million or 32% compared to 1997. This trend is expected to continue. Also, the reduction in unfilled orders was due to slowing retail demand due, in part, to high retail inventory levels of certain products and to changing buying practices of many retailers, reflecting, in part, the improved deliveries of products. In response to the high retail inventories, the number of new product introductions for the Precious Moments and Cherished Teddies lines has been reduced and promotions have been offered to assist retailers in moving inventories. The fourth quarter sales decrease of 12% was greater than the full year sales decrease due to the same factors mentioned above, including a weak retail environment during the fourth quarter of 1998 and the fact that the economic return analysis was further along.

           This trend is expected to continue into 1999 with sales likely to be down from 1998, with the majority of the decline expected to occur during the first half of the year, due to strong first half 1998 comparisons and the elimination of product lines that did not have adequate returns.

           Gross profit decreased in 1998 following the sales decrease, but gross profit as a percentage of net sales improved to 46.3% in 1998 compared to 45.6% in 1997 due, primarily in the United States, to improved product sales mix reflecting the Company's efforts to eliminate low margin products and to manage and lower inventory levels.

           Selling, distribution, general and administrative expenses, excluding a third quarter 1997 $18 million pre-tax charge to downsize and move the Company's Westfield, MA corporate headquarters, decreased 5.2% in 1998 versus 1997 and amounted to 35.4% of sales for both years. The 1998 reduction in expenses was due primarily to lower general and administrative expenses in the United States. The reductions were from cost controls, the start of benefits from downsizing the Company's Westfield, MA corporate headquarters, and a reduction of compensation resulting from the expiration on December 31, 1997 of an executive officer's employment agreement. The reductions in expenses resulting from the corporate downsizing and the expiration of the executive officer's employment agreement were approximately $5 million. In 1998, the Company reduced the worldwide workforce by approximately 20%. In the United States, two warehouses were closed, the third warehouse shift was eliminated and a workforce reduction during the first quarter resulted in a $1 million pre-tax expense. In the United Kingdom, two small manufacturing operations were eliminated and expenses were incurred to further reduce fixed costs and improve margins.
           In the United Kingdom these expenses, combined with the impact of lower sales volumes on fixed costs, resulted in an operating loss for 1998. Expenses as a percentage of sales for the other international locations increased and operating profit decreased due to the impact of lower sales on fixed costs. In the United States, expenses decreased as a percentage of sales and operating profit increased due to lower spending and cost controls.

           Due to the factors described above, operating profit increased in 1998, and represented 10.9% of sales compared to 10.2% in 1997 excluding the 1997 $18 million downsizing charge. Due to the same factors, fourth quarter operating profit increased on lower sales, and represented 7.0% of sales compared to 4.4% of sales in 1997, with increased operating profit in the United States more than offsetting international decreases.

1997 Compared with 1996

           Sales decreased 7.6% in 1997 primarily due to lower unit volumes in the United States. Sales in the United States decreased due to a reduction in customer orders, in part due to tightening retail inventories and to credit controls, with increased numbers of customers at their credit limit. International sales increased 5.4% and amounted to 19.4% of 1997 sales compared to 17.0% in 1996. Sales from a new business acquired in France at the end of the first quarter 1996 accounted for 35% of the total year international sales increase. The Precious Moments line represented 36.0% of total 1997 sales compared to 40.0% in 1996 and the Cherished Teddies line represented 20% of total 1997 sales compared to 18% in 1996. Also, in the case of the Precious Moments Collector and Birthday Clubs, there has been a significant downward membership trend from 1996 to 1997. During the past few years, the Company has been able to increase the available supply of products, particularly the Precious Moments line, to retailers. Consequently, retailers have not ordered as much product in advance, and the Company's inventory has increased. Total unfilled orders at year-end 1997 amounted to $87 million, an 8% increase compared to year-end 1996.

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

           Selling, distribution, general and administrative expenses included a third quarter 1997 $18 million pre-tax charge ($11.2 million after tax) to downsize the Westfield, Massachusetts corporate headquarters. The charge did not include any future operating expenses or future systems enhancements. The charge included $10.6 million for severance, $5.7 million for pension and retirement, $1.4 million for insurance and $.3 million for outplacement. The charge included the cost associated with the termination of the Company's then President and CEO. When completed, this downsizing is expected to reduce future overhead expenses substantially. The Westfield facility has been listed for sale.

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

Goodwill - Writedown

           As a result of a complete analysis and assessment of all Company assets and returns, it was determined that the goodwill component of the 1994 United Kingdom acquisitions did not reflect the current market value. During the fourth quarter of 1994 the Company purchased two United Kingdom companies, Border Fine Arts, a maker of animal sculptures and figurines, and Lilliput Lane, a maker of miniature cottages.
           These acquisitions resulted in approximately $65 million of goodwill which was being amortized over forty years. The expected growth potential of these acquisitions worldwide never materialized and results have decreased since the acquisitions, with sales decreasing 10% in 1998. Additionally, the Company's current plans do not project significant rapid growth of these businesses in the future. These circumstances triggered an asset impairment review in accordance with SFAS No. 121 "Accounting for the Impairment of Long-lived Assets". After analyzing the expected future cash flows of these businesses, the Company determined that the fair value of the goodwill was $46 million dollars less than the carrying value as of December 31, 1998, and recorded a fourth quarter non-cash $46 million charge before and after tax amounting to $2.83 per diluted share. The remaining goodwill for the 1994 United Kingdom acquisitions as of December 31, 1998 is approximately $14 million and will be amortized over the next 21 years.

Interest Expense and Other Expense

           Interest expense, net of investment income, decreased in 1998 compared with 1997, from lower borrowing levels due to the utilization of cash proceeds from the sale of discontinued operations in 1997 and, in 1998, a reduction in accounts receivable and inventories. Other expense, net is principally the amortization of goodwill (excluding the $46 million writedown in 1998) and decreased in 1998 compared to 1997 due to certain categories being fully amortized.
           Interest expense, net of investment income, decreased in 1997 due to lower borrowing levels in 1997 compared to 1996 and to the utilization of cash proceeds from the sale of discontinued operations, particularly in the fourth quarter. Other assets amortization of goodwill decreased due to certain categories being fully amortized. Other expense, net decreased in 1997 due to lower net losses on the disposal of fixed assets.

Income Taxes

           The effective tax rate in 1998 for continuing operations (excluding the impact of the $46 million goodwill writedown which did not receive a tax benefit) was 44.8% and was lower than the 1997 effective tax rate due primarily to a higher percentage of total before tax income from the United States, which has a lower effective tax rate. The effective tax rate for 1997 for continuing operations of 49.4% was higher than the 1996 effective tax rate of 44% due primarily to a lower percentage of total before tax income from the United States, which has a lower effective tax rate and to the impact of the amortization of goodwill, which does not receive a tax benefit. All of the effective tax rates for the years presented were higher than the expected statutory U.S. rates due primarily to the impact of goodwill amortization which is not deductible.

Inflation, Changing Prices and Economic Conditions

           Although the Company's operations are affected by general economic trends, inflation and changing prices did not have a material impact on 1998 and 1997 income statement results compared to prior years. International operations in total were not materially impacted by currency translation rates for 1998 and 1997. The value of the U.S. dollar versus international currencies where the Company conducts business will continue to impact the future results of these businesses. In addition to the currency risks, the Company's international operations, including sources of imported products, are subject to the risks of doing business abroad, including reliance on third party overseas manufacturers, import or export restrictions and changes in economic and political climates. The fluctuations in net sales and operating profit margins from quarter to quarter are partially due to the seasonal characteristics of the Company's business.

Financial Condition

           The Company has historically satisfied its capital requirements with internally generated funds and short-term loans. Working capital requirements fluctuate during the year and are generally greatest during the third quarter and lowest at the beginning of the first quarter.

           The 1998 major sources of funds from operating activities for continuing operations were from net income, depreciation, amortization, lower net accounts receivable and inventories. Accounts receivable decreased primarily due to lower 1998 fourth quarter sales and days sales outstanding versus 1997. Inventories decreased due to the Company's efforts to eliminate low margin products and to manage and lower inventory levels. The $46 million goodwill non-cash writedown and the normal goodwill amortization accounts for the reduction in other assets. The 1998 major use of funds from continuing operations was lower accounts payable, accrued expenses and income taxes payable. Accounts payable and accrued taxes decreased due to timing of payments and to the payment of amounts due from the provision to downsize corporate headquarters and for payments due relating to the 1997 sale of discontinued operations. Taxes payable decreased in 1998 due to the timing of payments compared to 1997 and payments related to the 1997 sale of discontinued operations. The Company has filed and continues to file tax returns with a number of taxing authorities worldwide. While the Company believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. The Company has established accruals for tax assessments. These accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Based upon the Company's current liquid asset position and credit facilities, the Company believes it has adequate resources to fund any such assessments. To the extent accruals differ from actual assessments, the accruals will be adjusted through the provision for income taxes.

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

           A major use of cash in investing activities has been for capital expenditures for information systems, equipment and office replacements. Also, in 1996 a French acquisition and subsequent acquisition payments were a use of cash in investing activities. The sources of funds for all such expenditures were from cash and investments. Capital expenditures of $6 million are planned for 1999. Proceeds from the sale of discontinued operations are from the sale of the Hamilton United States Direct Response businesses and the sale of the majority of the operations of the Worldwide Direct Selling business. Part of the proceeds of the sales are being held in escrow, with up to $3.8 million payable to the Company on or after May 23, 2000, subject to certain conditions. The Company's Westfield, MA corporate headquarters facility is scheduled to be sold during the first week of March 1999 for approximately $2.3 million. The Company's Cosmhogar manufacturing subsidiary in Spain remains to be sold.

           The major uses of cash in financing activities were for dividends to shareholders and purchases of common stock. Purchases of common stock included shares repurchased by the Company and shares received from optionees to pay for the exercise price of options. Note 5 to the Financial Statements provides a detailed summary of Treasury Stock activity. The Company has an authorized program to purchase shares of common stock for the Company Treasury from time to time in the open market or in private transactions, depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 1998, 2.5 million shares remained available for purchase under the program. The Company's earnings, cash flow, and available debt capacity have made and make stock repurchases, in the Company's view, one of its best investment alternatives. A source of funds from financing activities continued to be from the exercise of stock options. The value of total stock options outstanding at the exercise price amounted to $91 million at December 31, 1998 and the Company could receive these funds in the future if the options are exercised. The 1997 decrease in notes and loans payable was due to the proceeds from the sales of discontinued operations.

           Annually, the Company makes provisions to record its obligation to pay, in the future, insurance premiums for postretirement benefits to eligible employees, and severance allowances to eligible employees of certain subsidiaries upon their voluntary or involuntary separation. These obligations are not funded because there is not a financial benefit to fund them.

           The service cost component of net periodic pension expense increased in 1997, due principally to the addition of executives to the non-qualified plans in 1997 and the termination of a chief executive officer in 1997 (since his service ceased and full benefit was expensed). In addition, plan enhancements were made in 1997 that were, in some cases, recognized immediately for executives who terminated in 1997. The Company has various non-qualified supplemental retirement plans. Benefits from these supplemental plans will be paid from the Company's assets. The Company has established grantor trusts to provide assets for some of these non-qualified plans. The assets are subject to the claims of creditors and, therefore, they are not considered plan assets and are excluded from pension computations. As of December 31, 1997, $855,000 remained in the qualified defined benefit plan after the settlement and curtailment of that plan. These assets were later used in 1998 in final settlement of the plan's liabilities.

           In August 1995, the Company entered into a five-year $200 million multicurrency revolving credit agreement with various banks, which can be used for working capital, investing and financing activities. The agreement has an annual facility and agency fee as well as a margin supplement for Eurocurrency rate loans where more than one-third of the commitment is utilized. The agreement contains financial covenants that include requirements, as defined, for minimum net worth, interest coverage and maximum borrowings. None of these covenants are expected to have an adverse effect on the Company's ability to operate in the future. One of the covenants limits the maximum borrowings under the agreement to the level of shareholders' equity, which amounted to $150.6 million as of December 31, 1998.

           The principal sources of the Company's liquidity are its available cash balances, cash from operations and available financing alternatives. The Company is not aware of any trends, events, demands, commitments or uncertainties which reasonably can be expected to have a material effect on the liquidity of the Company and its ability to meet anticipated requirements for working capital, dividends, capital expenditures and the stock repurchase program.

           Fluctuations in the value of the U. S. dollar versus international currencies affect the U. S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity.

Discontinued Operations

           On May 22, 1997, the Company completed the previously announced sale of the Company's United States Hamilton Direct Response businesses to The Crestley Collection, Ltd., an affiliate of The Bradford Group, for approximately $48.3 million, including repayment of $30.8 million of intercompany debt, subject to certain conditions. In connection with the sale, the Company recorded in the first quarter of 1997 a $35 million after tax charge consisting mainly of the write down of goodwill, current assets and associated transaction and severance costs. Under the sale agreement, until May 22, 2000, in most cases, the Company agreed to indemnify Bradford for damages (up to a maximum of $10 million) suffered by Bradford resulting from certain breaches by the Company and any unpaid taxes for which no applicable financial reserve existed. As part of the transaction, Bradford and Enesco Corporation, entered into two license agreements pursuant to which Enesco will license certain proprietary and licensed lines of products to Bradford for an initial five-year period.

           On December 18, 1997, the Company completed the previously announced sale of the majority of the operations comprising its Worldwide Direct Selling Group to Laboratoires de Biologie Vegetale Yves Rocher of France. Subject to certain conditions, the sale price was approximately $68.4 million in cash ($44 million after taxes and transaction fees) for the stock and assets sold in connection with the sale. The Company recorded in the fourth quarter of 1997 a $6 million after tax charge, primarily to write down assets that were not part of the sale. Under the sale agreement, until December 18, 2000, in most cases, the Company agreed to indemnify Yves Rocher for damages (in amounts up to $20.9 million) suffered by Yves Rocher resulting from certain breaches by the Company. As part of the transaction, the Company's manufacturing subsidiary, Cosmhogar S.A., located in Spain, entered into a supply agreement and related license agreement with Yves Rocher for terms of one year for cosmetics and personal care products and five years for household care products. The Cosmhogar facility and other retained assets of the Group remain to be sold. Also, as part of the agreement, the Stanhome name was sold with the business of the Worldwide Direct Selling Group. In July 1998, the Company paid Yves Rocher, the purchaser of the Direct Selling business, $1.875 million ($1.125 million after taxes) from previously established reserves to settle and compromise certain asserted claims relating to the sale of the Direct Selling business.

           Accordingly, the applicable financial statements and related notes have been reclassified to present these two divested business segments as discontinued operations. Therefore, the operating results of these two divested business segments have been segregated and reported as discontinued operations in the statements of income and statements of cash flows.

           Note 2, Discontinued Operations, to the Consolidated Financial Statements provides additional information on the two discontinued operations.

Year 2000 Compliance Program

           A company-wide program has been initiated by management to update all necessary information technology and non-technology systems to achieve Year 2000 compliance. This effort has been in progress since early 1997. The program includes impact assessment, correction, testing and implementation stages. There is continual review and monitoring of progress and achievement against plan.

           Impact assessment is complete, although there is ongoing effort to confirm and monitor the Year 2000 programs of critical suppliers, customers and third parties on whom the Company relies. Based on the results of the impact assessment, if the Company's suppliers, customers and third parties do not address the Year 2000 issues in a timely manner, there could be a material financial risk to the Company. Regarding internal issues, the Company has made substantial progress to remedy all Year 2000 concerns identified. This is being accomplished through internal correction or the normal replacement of existing systems, computer software and hardware. All correction and replacement work, including testing and implementation, is expected to be completed by mid-year 1999.

           The capital and operating cost of addressing the Year 2000 issues are anticipated to be approximately $1,000,000 (excluding internal labor costs) and are included in the planned capital and operating investment budgets. The cost breakdown is estimated at approximately 80% capital and 20% expense. Most Year 2000 project work is being accomplished through the use of internal resources. While this effort is substantial, it has often been combined with other planned systems improvements, replacements and maintenance projects. Thus, the Year 2000 work is not adversely affecting planned improvements in the Company's systems, computer applications and hardware environment.

           The Company has engaged independent consulting resources to audit and evaluate its approach and plans to achieve Year 2000 compliance. This audit has been completed at a cost of approximately $300,000. The results are being used to confirm and enhance, where necessary, the current Year 2000 program plans.

           The need for contingency plans will be addressed as part of the Company's Year 2000 program. While the Company currently anticipates that its own systems and those of critical business partners will be Year 2000 compliant, contingency plans, as appropriate, will be developed. Critical external business support functions, such as shipping and transportation, banking, the Far East supply chain and customs will be included in this assessment.

Euro Currency Issue

           Effective January 1, 1999, 11 of the 15 countries that are members of the European Union introduced a new, single currency unit, the euro.

           Prior to full implementation for the new currency for the participating countries on January 1, 2002, there will be a three-year transition period during which parties may use either the existing currencies or the euro. However, during the transition period, all exchanges between currencies of the participating countries are required to be first converted through the euro.

           After a thorough review, the Company anticipates that there will be minimal impact on its operations during the transition beginning January 1, 1999. The Company is preparing to meet the requirements of critical suppliers and customers during this period and expects to be ready for the full conversion by January 1, 2001, one year ahead of the mandatory conversion date. The Company does not expect the introduction of the euro currency to have a material impact on its earnings or consolidated financial position.

           The federal securities laws provide "safe harbor" status to certain statements that go beyond historical information and which may provide an indication of future results. The statements contained in the Company's periodic press releases or throughout this annual report concerning matters that are not historical financial results of the Company are "forward-looking" statements that involve risks and uncertainties and are not guarantees of future performance.
           Actual results of the Company may differ materially from the estimates and other projections contained in the Company's forward-looking statements and the assumptions on which they are based. A description of some of the important factors that could cause such material differences is set forth in the Company's Form 10-K for the year ended December 31, 1997, filed under the Securities Exchange Act of 1934. The Company undertakes no obligation to update or publish in the future any forward-looking information.


CONSOLIDATED BALANCE SHEETS
(In thousands)

December 31, 1998 and 1997

ENESCO GROUP, INC.

ASSETS
                                                         1998        1997
                                                         ----        ----

CURRENT ASSETS:
  Cash and certificates of deposit (including
    interest bearing demand deposits)..............    $ 17,905    $ 35,724

  Accounts receivable, net.........................      86,171     101,731

  Inventories......................................      81,740     107,752

  Prepaid expenses.................................       4,672       2,482

  Current tax assets...............................      15,199      16,612
                                                       --------    --------

            Total current assets...................     205,687     264,301
                                                       --------    --------

PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and improvements............................       4,355       4,355
  Buildings and improvements.......................      38,231      38,543
  Machinery and equipment..........................      13,262      13,949
  Furniture and fixtures...........................      28,634      25,057
  Transportation equipment.........................         506         510
                                                       --------    --------

                                                         84,988      82,414

  Less - Accumulated depreciation and amortization.      51,375      46,836
                                                       --------    --------

                                                         33,613      35,578
                                                       --------    --------

OTHER ASSETS:
  Goodwill and other intangibles, net..............      40,816      89,596
  Other............................................      27,287      27,539
                                                       --------    --------

                                                         68,103     117,135
                                                       --------    --------

DEFERRED TAX ASSETS................................      12,546      14,560
                                                       --------    --------

                                                       $319,949    $431,574
                                                       ========    ========


The accompanying notes are an integral part of these financial statements.



LIABILITIES AND SHAREHOLDERS' EQUITY
                                                          1998         1997
                                                          ----         ----

CURRENT LIABILITIES:
  Notes and loans payable..........................     $  7,900     $  8,388
  Accounts payable.................................       25,373       43,576
  Federal, state and foreign taxes on income.......       56,614       66,245
  Accrued expenses -
    Payroll and commissions........................        5,385        5,396
    Royalties......................................        6,826        6,767
    Postretirement benefits........................        5,280        5,008
    Other..........................................       23,453       23,472
                                                        --------     --------

           Total current liabilities...............      130,831      158,852
                                                        --------     --------

LONG-TERM LIABILITIES:
  Postretirement benefits..........................       31,494       36,723
  Deferred tax liabilities.........................        7,043        7,085
                                                        --------     --------

           Total long-term liabilities.............       38,537       43,808
                                                        --------     --------

COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY:
  Common stock, par value $.125--
    Authorized 80,000 shares
    Issued 25,228 shares...........................        3,154        3,154
  Capital in excess of par value...................       48,506       46,858
  Retained earnings................................      315,335      355,806
  Accumulated other comprehensive income...........    (   2,258)   (   1,519)
                                                        --------     --------

                                                         364,737      404,299
  Less - Shares held in treasury, at cost-
    Common stock, 9,377 shares in
      1998 and 8,027 in 1997.......................      214,156      175,385
                                                        --------     --------

           Total shareholders' equity..............      150,581      228,914
                                                        --------     --------

                                                        $319,949     $431,574
                                                        ========     ========




CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

For the Years Ended December 31, 1998, 1997 and 1996

ENESCO GROUP, INC.

                                                         1998            1997           1996
                                                         ----            ----           ----

NET SALES......................................        $451,040        $476,183       $515,448
COST OF SALES..................................         242,166         259,097        272,180
                                                       --------        --------       --------
GROSS PROFIT...................................         208,874         217,086        243,268
SELLING, DISTRIBUTION, GENERAL
  AND ADMINISTRATIVE EXPENSES..................         159,766         186,468        173,556
                                                       --------        --------       --------
OPERATING PROFIT...............................          49,108          30,618         69,712

  Interest expense.............................       (   3,575)      (   6,783)     (   8,196)
  Goodwill writedown...........................       (  46,000)              -              -
  Other expense, net...........................       (   2,828)      (   3,005)     (   3,274)
                                                       --------        --------       --------

INCOME (LOSS) BEFORE INCOME TAXES FROM
  CONTINUING OPERATIONS........................       (   3,295)         20,830         58,242
  Income taxes.................................          19,148          10,285         25,626
                                                       --------        --------       --------
INCOME (LOSS) OF CONTINUING OPERATIONS,
  NET OF TAXES.................................       (  22,443)         10,545         32,616
INCOME OF DISCONTINUED OPERATIONS, NET OF TAXES               -           2,158          5,821
NET LOSS ON SALE OF DISCONTINUED OPERATIONS....               -       (  41,000)             -
                                                       --------        --------       --------
NET INCOME (LOSS)..............................       ($ 22,443)      ($ 28,297)      $ 38,437
                                                       ========        ========       ========

EARNINGS (LOSS) PER COMMON SHARE,
  BASIC:    Continuing Operations..............          ($1.38)          $ .60          $1.81
            Discontinued Operations............               -             .12            .32
            Sale of Discontinued Operations....               -          ( 2.33)             -
                                                          -----           -----          -----
            Total..............................          ($1.38)         ($1.61)         $2.13
                                                          =====           =====          =====

  DILUTED:  Continuing Operations..............          ($1.38)          $ .60          $1.80
            Discontinued Operations............               -             .12            .32
            Sale of Discontinued Operations....               -          ( 2.32)             -
                                                          -----           -----          -----
            Total..............................          ($1.38)         ($1.60)         $2.12
                                                          =====           =====          =====



The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands, except per share amounts)

For the Years Ended December 31, 1998, 1997 and 1996

ENESCO GROUP, INC.

                                                                  1998           1997            1996
                                                                  ----           ----            ----

BALANCE, beginning of year.....................                 $355,806       $403,805        $385,008
  Net income (loss)............................                (  22,443)     (  28,297)         38,437
  Cash dividends, $1.12 per share in 1998 and
   1997 and $1.09 per share in 1996............                (  18,028)     (  19,702)      (  19,640)
                                                                --------       --------        --------

BALANCE, end of year...........................                 $315,335       $355,806        $403,805
                                                                ========       ========        ========


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 1998, 1997 and 1996
(In thousands)

ENESCO GROUP, INC.

NET INCOME (LOSS)..............................                ($ 22,443)     ($ 28,297)       $ 38,437
                                                                --------       --------        --------

OTHER COMPREHENSIVE INCOME:
  Cumulative translation adjustments
    (no tax effects)...........................                (     739)        19,602           6,288
                                                                --------       --------        --------

TOTAL OTHER COMPREHENSIVE INCOME...............                (     739)        19,602           6,288
                                                                --------       --------        --------

COMPREHENSIVE INCOME (LOSS)....................                ($ 23,182)     ($  8,695)       $ 44,725
                                                                ========       ========        ========

The accompanying notes are an integral part of these financial statements.





CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

For the Years Ended December 31, 1998, 1997 and 1996

ENESCO GROUP, INC.
                                                                       1998          1997          1996
                                                                       ----          ----          ----
OPERATING ACTIVITIES:
  Net income (loss).....................................             ($22,443)     ($28,297)      $38,437
  Less - Net income discontinued operations.............                    -      (  2,158)     (  5,821)
       - Net loss on sale of discontinued operations....                    -        41,000             -
  Adjustments to reconcile continuing operations net
   income to net cash provided by operating activities:
    Depreciation and amortization of property,
     plant and equipment................................                5,649         5,701         5,744
    Allowance for (gains) losses on accounts receivable.             (  1,846)        1,255         2,026
    Amortization of other assets........................                3,195         3,479         3,843
    Goodwill writedown..................................               46,000             -             -
    (Gains) losses on sale of capital assets............             (      3)            1           355
    Changes in assets and liabilities, net of effects
     from acquisition of businesses:
      Notes and accounts receivable.....................               17,256        24,871      ( 29,576)
      Inventories.......................................               25,964      ( 25,171)          358
      Prepaid expenses..................................             (  2,182)          994      (    536)
      Other assets......................................                  164      (  8,820)     (  2,666)
      Accounts payable and accrued expenses.............             ( 18,113)     (  1,709)        2,755
      Taxes on income...................................             (  9,602)       33,281         9,367
      Current tax assets................................                1,413      (  1,784)     (    426)
      Deferred tax assets...............................                2,014      (  9,297)     (    447)
      Long-term postretirement benefits.................             (  5,229)       22,339         1,634
      Operating activities of discontinued operations...                    -      (  5,072)        9,564
                                                                      -------       -------       -------
  Net cash provided by operating activities.............               42,237        50,613        34,611
                                                                      -------       -------       -------

INVESTING ACTIVITIES:
  Purchase of property, plant and equipment.............             (  4,520)     (  4,944)     (  5,095)
  Payments for acquisition of businesses,
   net of cash acquired.................................                    -             -      (  1,563)
  Proceeds from sales of discontinued operations........                    -        85,939             -
  Proceeds from sales of property, plant and equipment..                  848           759         1,014
  Deferred tax liabilities..............................             (     42)     (    114)          141
  Investing activities of discontinued operations.......                    -      (  1,181)     (  1,137)
                                                                      -------       -------       -------
  Net cash provided (used) by investing activities......             (  3,714)       80,459      (  6,640)
                                                                      -------       -------       -------

FINANCING ACTIVITIES:
  Cash dividends........................................             ( 18,028)     ( 19,702)     ( 19,640)
  Exchanges and purchases of common stock...............             ( 39,841)     ( 23,906)     ( 15,178)
  Notes and loans payable...............................             (    394)     ( 69,737)        2,373
  Exercise of stock options.............................                2,307         2,144         1,814
  Other common stock issuance...........................                  411           245           316
  Financing activities of discontinued operations.......                    -         6,071      (    549)
                                                                      -------       -------       -------
  Net cash used by financing activities.................             ( 55,545)     (104,885)     ( 30,864)
                                                                      -------       -------       -------
  Effect of exchange rate changes on cash and
   cash equivalents.....................................             (    797)     (    769)          340
                                                                      -------       -------       -------
  Increase (decrease) in cash and cash equivalents......             ( 17,819)       25,418      (  2,553)
  Cash and cash equivalents, beginning of year..........               35,724        10,306        12,859
                                                                      -------       -------       -------
  Cash and cash equivalents, end of year................              $17,905       $35,724       $10,306
                                                                      =======       =======       =======

The accompanying notes are an integral part of these financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1998, 1997 and 1996


1.  Accounting policies:

         The accompanying consolidated financial statements include the accounts of Enesco Group, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in the consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates. Previous years' consolidated balance sheets and statements of cash flows have been restated to reflect deferred taxes as separate classifications. Certain reclassifications have been made in the 1996 financial statements to conform to the 1998 presentation, which reflects certain operations that were discontinued in 1997 and are described in Note
2. The continuing operations, which operate in a single industry, design, manufacture primarily through third parties located in the Pacific Rim, and market a wide variety of licensed and proprietary branded gifts and collectibles to retail stores primarily throughout the United States, Canada and Europe.

         Assets and liabilities of the Company's foreign subsidiaries are translated at the exchange rate on the balance sheet date, while statement of income items are translated at the average exchange rates for the year. Translation gains and losses are reported as a component of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses are reported in the consolidated statements of income.

         The carrying amount of cash and certificates of deposit and notes and loans payable approximate fair value.

         The Company considers all highly liquid securities, including certificates of deposit, with maturities of three months or less, when purchased, to be cash equivalents, except for $2,000 of deposits in 1998 and 1997, respectively, with terms in excess of three months.

         The Company recognizes revenue as merchandise that is turned over to the shipper and a provision for anticipated merchandise returns and allowances is recorded based upon historical experience. Amounts billed to customers for shipping and handling orders and collector club subscriptions are netted against the associated costs.

         Accounts receivable were net of reserves for uncollectible accounts, returns and allowances of $9,300,000 and $11,146,000 at December 31, 1998 and 1997, respectively.

         Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials and products. The Company values all inventories utilizing the first-in, first-out method. The Company records inventory at the date of taking title, which at certain times during the year results in significant in-transit quantities, as inventory is sourced primarily from China, Taiwan and other Pacific Rim countries.

         The major classes of inventories were as follows (in thousands):

                                                        1998          1997
                                                        ----          ----

            Raw materials and supplies...........    $  1,185      $  1,719
            Work in process......................         396           930
            Finished goods in transit............      12,202        14,865
            Finished goods.......................      67,957        90,238
                                                     --------      --------
                                                     $ 81,740      $107,752
                                                     ========      ========

         Concentration of risk for the Company exists in revenue from major product lines, sources of supply of inventory, markets and geographic areas, and trade receivables. The majority of product sales are under licensed rights from third parties. The two largest licensed lines represented approximately 58% of the Company's total sales for 1998. A large portion of acquired inventory is sourced from the Far East, principally China. A significant portion of the Company's operations is located in Europe. Extended credit terms are offered to customers. The Company continually monitors and manages the risks associated with all these activities.

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


         Intangible assets, primarily goodwill, result from the allocation of the excess cost of acquisitions over the value of net tangible assets acquired. Intangible assets are amortized using the straight-line method principally over 20 to 40 years. The Company periodically evaluates whether events or circumstances have occurred indicating that the net book value of goodwill has been impaired. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the acquired business' undiscounted future net cash flows compared to the carrying value of goodwill to determine if a writedown is necessary. The results of a year-end 1998 goodwill evaluation are addressed in Note 7. Intangible assets were net of accumulated amortization of $29,632,000 and $26,845,000 at December 31, 1998 and 1997, respectively.

         Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, the dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury stock method. The number of shares used in the earnings per common share computation for 1998, 1997 and 1996 were as follows (in thousands):


                                                      1998        1997      1996
                                                      ----        ----      ----
           Basic
            Average common shares outstanding....    16,208      17,577    18,080

           Diluted
            Stock options........................        50          84        12
                                                     ------      ------    ------
            Average shares diluted...............    16,258      17,661    18,092



         In June 1997, the Financial Accounting Standards Board ("FASB") adopted a new standard on reporting comprehensive income, Statement of Financial Accounting Standards ("SFAS") No. 130, which established standards for reporting and display of comprehensive income (net income
(loss) together with other non-owner changes in equity) and its components in a full set of general purpose financial statements. The standard became effective for the Company in 1998 and required reclassification of comparative financial statements for prior years. The other comprehensive income contained in these accompanying consolidated statements consists only of cumulative translation adjustments.

         At its annual meeting in April 1998, the Company's shareholders approved a proposal to change its corporate name to "Enesco Group, Inc.", to reflect the Company's transformation into a singularly focused designer and marketer of branded gifts and collectibles. The Stanhome Inc. name was sold as part of the December 1997 agreement to sell the majority of the business of the Direct Selling discontinued operation, as described in Note 2.


2.  Discontinued Operations:

         In May 1997, the Company completed the sale of the Company's
United States Hamilton Direct Response businesses to The Crestley Collection, Ltd., an affiliate of The Bradford Group for approximately
$48.3 million, including the repayment of $30.8 million of intercompany debt, subject to certain potential indemnification obligations. $3.8 million of the sale proceeds are being held in escrow in other assets, and are recoverable with interest on May 23, 2000, subject to certain potential indemnification obligations. In connection with the sale, the Company recorded in the first quarter of 1997 a $35 million after tax charge consisting mainly of the writedown of goodwill, current assets and associated transaction and severance costs. The Company has closed Hamilton's foreign operations. Under the sales agreement, until May 22, 2000, in most cases, the Company agreed to indemnify Bradford for damages (in amounts exceeding $500 thousand up to a maximum of $10 million) suffered by Bradford resulting from certain breaches by the Company of its representations, warranties or covenants contained in that agreement and any unpaid taxes for which no applicable financial reserve existed. Except with respect to breaches by the Company of its representations regarding title to assets, taxes and certain covenants in the agreement regarding tax matters, Crestley has no right to indemnification from the Company for claims made after May 22, 2000. To date, no breaches of the agreement have been asserted by Crestley, and the Company is not independently aware that it has breached or may have breached the agreement. In addition, no unpaid, unreserved taxes have been identified. At the time of the closing of the sale, a judgmental reserve was established by the Company for any losses which might be suffered by the Company for any breaches of the agreement or unpaid, unreserved taxes. As part of the agreement, Bradford and Enesco Corporation, a wholly-owned subsidiary of the Company, entered into two license agreements pursuant to which Enesco Corporation will license certain proprietary and licensed lines of products to Bradford for an initial five-year period.

         In December 1997, the Company completed the sale of the majority of the operations comprising its Worldwide Direct Selling Group to Laboratoires de Biologie de Vegetale Yves Rocher of France. Subject to certain potential indemnification obligations, the sale price was approximately $68.4 million in cash ($44 million after taxes and transaction fees) for the businesses and assets sold in connection with the sale. The Company recorded in the fourth quarter of 1997 a $6 million after tax charge, primarily to write down assets that were not part of the sale. Under the sale agreement, until December 18, 2000, in most cases, the Company agreed to indemnify Yves Rocher for damages (in amounts exceeding FF 2.5 million up to a maximum of FF 125 million or $20.9 million) suffered by Yves Rocher resulting from certain breaches by the Company of that agreement. Except with respect to breaches by the Company of its representations in the agreement regarding taxes, Yves Rocher has no right to indemnification from the Company for claims made after December 18, 2000. At the time of the closing of the sale, a judgmental reserve was established by the Company for any losses which might be suffered by the Company for any future breaches of the agreement. On March 28, 1998, the Company received from Yves Rocher a claim notice asserting various breaches under the purchase and sale agreement. Without admitting any breach of the agreement or otherwise addressing the merits of Yves Rocher's claims (and in order to avoid the further expenses and distractions of arbitration and litigation), the Company agreed to settle and compromise certain asserted claims of Yves Rocher in a Settlement Agreement with Yves Rocher dated as of July 10, 1998. The Settlement Agreement required, among other things, the payment of $1.875 million to Yves Rocher from certain funds escrowed at the closing under the purchase and sale agreement.

           Management of the Company will assess the probability of any breach of the purchase and sale agreements with Crestley and Yves Rocher on a continuing basis during the respective indemnification periods. Other than in connection with the Settlement Agreement with Yves Rocher, management has not identified or been informed by the other parties of any alleged breach of either agreement or unpaid, unreserved taxes under the Crestley purchase and sale agreement requiring an accrual of any amounts in excess of the previously established judgmental reserves.

           Accordingly, the applicable financial statements and related notes have been reclassified to present these two divested business segments as discontinued operations. Therefore, the operating results of these two divested business segments have been segregated and reported as discontinued operations in the consolidated statements of income and statements of cash flows. There have not been any significant 1998 changes in the loss provisions for closing costs and any other loss provisions previously established in connection with the discontinued operations. All of the provisions are anticipated to be used.

         The approximate components of the discontinued operations charge were as follows (in thousands):

           Direct Response
           Loss on sale - Hamilton U.S.(principally
             the writedown of goodwill)................     ( $23,500)
           Provision for closing costs (principally
             international operations) and
             termination benefits.......................     (  8,500)
           Writedown of international current assets
             due to anticipated proceeds being less
             than carrying value........................     (  3,000)
           Transaction fees.............................     (  2,000)
                                                              -------
           Before tax charge............................     ( 37,000)
           Anticipated tax benefit......................        2,000
                                                              -------
           After tax charge.............................     ($35,000)
                                                              =======


         The anticipated income tax benefits are limited, since most of the international closing costs and writedown of assets are not expected to receive a tax benefit and the United States capital loss is limited due to loss disallowance rules.

           Direct Selling
           Gain on sale of Direct Selling operations....       $24,300
           Writedown of assets of remaining Direct
             Selling operations due to anticipated
             net proceeds being less than carrying
             value......................................      (  6,000)
           Provision for disposition costs of
             remaining operations including severance...      (  2,300)
           Transaction fees.............................      (  4,000)
                                                               -------
           Before tax gain..............................        12,000
           Anticipated tax provision....................      ( 18,000)
                                                               -------
           After tax loss...............................      ($ 6,000)
                                                               =======


         The anticipated taxes are higher than the gain since most of the disposition costs and writedown of assets are not expected to receive a tax benefit, the benefit in the United States of utilizing foreign taxes due on the sale is limited, and the United States tax basis of the companies sold was less than book value.

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

         The 1997 operating results of discontinued operations include three months of Direct Response and nine months of Direct Selling. These operating results are summarized as follows (in thousands):


                                                            Year Ended December 31,
                                                      --------------------------------------
                                                        1998            1997           1996
                                                        ----            ----           ----

Net sales of discontinued operations.......          $      -        $151,128       $331,740
                                                     ========        ========       ========

Income before income taxes from
  discontinued operations..................           $     -         $ 4,632        $11,037
Income taxes...............................                 -           2,474          5,216
                                                      -------         -------        -------
Net income of discontinued operations......           $     -         $ 2,158        $ 5,821
                                                      =======         =======        =======

Loss on sale of discontinued operations
  before income taxes......................           $     -        ($25,000)       $     -
Income tax charge..........................                 -        ( 16,000)             -
                                                      -------         -------        -------
Net loss on sale of discontinued operations           $     -        ($41,000)       $     -
                                                      =======         =======        =======




         Cash flows from (for) discontinued operations as shown in the consolidated statements of cash flows are comprised of the following (in thousands):


                                                          For the Year Ended
                                                          ------------------
                                                  1998            1997          1996
                                                  ----            ----          ----

  Operating Activities:
   Net income from operations of
     discontinued segments..........            $     -         $ 2,158       $ 5,821
   Net loss on sale of discontinued
     segments.......................                  -        ( 41,000)            -
   Depreciation and amortization,
     losses on accounts receivable
     and losses on sale of
     capital assets.................                  -           2,837         3,679
   Increase in operating activities.                  -          30,933            64
                                                -------         -------       -------

   Net cash from (for) operating
     activities of discontinued
     operations.....................            $     -        ($ 5,072)      $ 9,564
                                                =======         =======       =======

  Investing Activities:
   Purchase of property, plant
     and equipment..................            $     -        ($ 1,407)     ($ 4,172)
   Proceeds from sale of property,
     plant and equipment............                  -             226         3,035
                                                -------         -------       -------
   Net cash for investing
     activities of discontinued
     operations.....................            $     -        ($ 1,181)     ($ 1,137)
                                                =======         =======       =======

  Financing Activities:
   Notes and loans payable..........            $     -         $ 6,071      ($   549)
                                                -------         -------       -------
   Net cash from (for) financing
     activities of discontinued
     operations.....................            $     -         $ 6,071      ($   549)
                                                =======         =======       =======



3. Notes and loans payable:

         Notes and loans payable and weighted-average interest rates at December 31, 1998 and 1997 are as follows (in thousands):


                                                            1998                     1997
                                                            ----                     ----
                                                                  Interest                  Interest
                                                     Balance        Rate       Balance        Rate
                                                     -------      --------     -------      ---------

          Notes under uncommitted
            bank lines...............                $ 7,900        5.4%       $ 8,388        4.5%

          Notes under committed
            bank lines...............                      -          -              -          -
                                                     -------        ----       -------        ---

               Total.................                $ 7,900        5.4%       $ 8,388        4.5%
                                                     =======        ====       =======        ====


         Total interest paid was $4,198,000 in 1998, $6,475,000 in 1997 and
$7,959,000 in 1996.

         In August 1995, the Company entered into a five year $200 million multicurrency revolving credit agreement with various banks which can be used for working capital, investing and financing activities. The revolving credit agreement includes restrictions as to, among other things, the amount of indebtedness, liens and other contingent obligations. The revolving credit agreement also requires maintenance of minimum levels of interest coverage and consolidated indebtedness. Under the revolving credit agreement the Company's consolidated indebtedness is limited to 50% of the total capitalization of the Company. As a result, at December 31, 1998 the Company's consolidated indebtedness is limited to $150.6 million. The revolving credit agreement has an annual facility fee of .10% per annum, an agency fee and a margin supplement for Eurocurrency rate loans where more than one-third of the commitment is utilized. The revolving credit agreement has two interest rate options: The Alternate Base Rate (as defined) and the Eurocurrency Advance Rate (as defined) plus an applicable margin. At December 31, 1998, there were no open borrowings under the revolving credit agreement.

         At December 31, 1998, the Company had formal and informal unused lines of credit of approximately $270 million, including the $200 million multicurrency revolving credit line described above. The informal lines are bank lines that have no commitment fees. At December 31, 1998, all open borrowings were demand notes with a weighted-average interest rate of approximately 5.4%.

4.  Employee benefit plans:

         As part of the downsizing of the corporate headquarters, the Company's employee defined benefit plan was terminated on November 15, 1998.

         The Company has various non-qualified supplemental retirement plans. Benefits from these supplemental plans will be paid from the Company's assets.

The Company has established grantor trusts to provide funding for some of these non-qualified plans. The trusts are irrevocable and assets contributed are subject to the claims of creditors and, therefore, they are not considered plan assets reportable as a funding component under paragraph 19 of SFAS No. 87. The assets held in these trusts at December 31, 1998 and 1997 consist of fixed income securities accounted for at the lower of cost or market and amounted to $19.0 million and $17.5 million, respectively. These assets are included in other assets in the accompanying consolidated balance sheets.

         The service cost component of net periodic pension expense increased in 1997, due principally to the addition of executives to the non-qualified plans in 1997 and the termination of the chief executive officer in 1997 (since his service ceased and the full benefit was expensed). In addition, plan enhancements were made in 1997 that were, in some cases, recognized immediately for executives who terminated in 1997. It is the Company's policy to recognize costs over the remaining service life based on the earliest possible date that the benefit could be payable.

         In 1998 the service cost was reduced as a result of retirements and terminations in 1997 as discussed above. The interest cost and expected return on plan assets in 1998 were reduced as a result of the settlement of 97% of the defined benefit plan's liabilities in 1997, in accordance with SFAS No. 88. This settlement also eliminated the amortization expenses in 1998. The remaining liability of $855,000 was settled in 1998.

         In February 1998, the FASB adopted SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits". This standard became effective for the Company at year-end 1998 and required restatement of pension and other postretirement benefit disclosures for prior years.

         The following tables set forth the domestic plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1998 and 1997 (in thousands):


                                                                   1998              1997
                                                                   ----              ----
Change in benefit obligation:
  Benefit obligation at beginning of year.............           $20,042           $40,679
  Service cost........................................               375             5,356
  Interest cost.......................................               424             2,696
  Participant contributions...........................                 -                 -
  Plan amendments.....................................                 -                 -
  Curtailment gain....................................                 -          (    332)
  Settlement payments.................................          (    776)         ( 31,100)
  Special termination benefits........................                 -                 -
  Benefits paid.......................................          (    188)         (  2,030)
  Actuarial loss......................................               115             4,773
                                                                 -------           -------

  Benefit obligation at end of year...................           $19,992           $20,042
                                                                 =======           =======

Change in plan assets:
  Fair value of plan assets at beginning of year......           $   855           $27,541
  Actual return on plan assets, net of expenses........                1             5,256
  Acquisitions/divestitures...........................                 -                 -
  Employer contributions..............................               587             1,188
  Annuity contract true-up............................          (    471)                -
  Participant contributions...........................                 -                 -
  Settlement payments.................................          (    776)         ( 31,100)
  Benefits paid.......................................          (    188)         (  2,030)
                                                                 -------           -------
  Fair value of plan assets at end of year............           $     8           $   855
                                                                 =======           =======

  Funded status.......................................
  Unrecognized actuarial gain.........................          ($19,984)         ($19,186)
  Unrecognized prior service cost.....................                 -          (      6)
  Prepaid (accrued) benefit cost....................                   -                 -
                                                                 -------           -------
                                                                ($19,984)         ($19,192)
                                                                =========         =========

Amounts recognized in the consolidated balance
  sheets consist of:
  Prepaid benefit cost................................
  Accrued benefit liability...........................           $     8           $    28
  Intangible asset....................................          ( 19,992)         ( 19,220)
  Accumulated other comprehensive income..............                 -                 -
  Net amount recognized at year-end...................                 -                 -
                                                                 -------           -------
                                                                ($19,984)         ($19,192)
                                                                ========          ========



                                                                   1998              1997
                                                                   ----              ----
Additional year-end information for pension plans
with accumulated benefit obligations in excess of
plan assets:
  Projected benefit obligation........................           $19,992           $19,220
  Accumulated benefit obligation......................            16,606            16,052
  Fair value of assets................................                 -                 -



                                                                 1998              1997               1996
                                                                 ----              ----               ----

Components of net periodic benefit cost (in thousands):
  Service cost.............................                    $   375           $ 5,356             $  818
  Interest cost............................                        424             2,696              2,382
  Expected return on plan assets...........                    (    37)          ( 2,327)           ( 2,146)
  Amortization of prior service cost.......                          -               187            (    15)
  Amortization of transitional (asset)
  or obligation............................                          -                21                 21
                                                                ------            ------             ------
                                                                   762             5,933              1,060

  Additional SFAS No. 88 charge(gain)
  recognized due to:
    Curtailment............................                          -             1,065                  -
    Settlement.............................                        617           (   229)                 -
                                                                ------            ------             ------
    Net periodic benefit cost..............                    $ 1,379           $ 6,769            $ 1,060
                                                               =======           =======            =======



         The above schedules for all years presented include various non-qualified supplemental retirement plans. The weighted-average discount rate used to measure the projected benefit obligation and the rate of increase in future compensation levels both range from 5% to 7% and the expected long-term rate of return on assets is 9%.

         The qualified pension plan was terminated for all participants on November 15, 1998, and an annuity was purchased from Hartford Life Insurance Company as a settlement under SFAS No. 88. The impacts of the plan curtailment, settlement and termination were expenses of $617,000 in 1998 and $836,000 in 1997.

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

         The following table sets forth the funded status of the plan reconciled with the amount shown in the Company's consolidated balance sheets at December 31, 1998 and 1997 (in thousands):


                                                                 1998              1997
                                                                 ----              ----
  Change in benefit obligation:
    Benefit obligation at beginning of year...........         $ 3,139           $ 3,452
    Service cost......................................             175                85
    Interest cost.....................................              50                55
    Participant contributions.........................               -                 -
    Plan amendments...................................               -                 -
    Actuarial gain....................................        (     61)         (    453)
    Acquisitions......................................               -                 -
    Benefits paid.....................................               -                 -
                                                               -------           -------

    Benefit obligation at end of year.................           3,303             3,139
                                                               -------           -------

  Change in plan assets:
    Fair value of plan assets at beginning of year....               -                 -
    Actual return on plan assets......................               -                 -
    Acquisitions......................................               -                 -
    Employer contributions............................               -                 -
    Participant contributions.........................               -                 -
    Benefits paid.....................................               -                 -
                                                               -------           -------

    Fair value of plan assets at end of year..........               -                 -
                                                               -------           -------

    Funded status.....................................        (  3,303)         (  3,139)
    Unrecognized actuarial loss.......................               -                 -
    Unrecognized prior service cost...................               -                 -
                                                               -------           -------
    Prepaid (accrued) benefit cost....................        ($ 3,303)         ($ 3,139)
                                                               =======           =======


  Net periodic postretirement benefit expense includes the following components (in thousands):


                                                      1998               1997               1996
                                                      ----               ----               ----

    Service cost...........................         $   175            $    85            $   100
    Interest cost..........................              50                 55                 70
    Expected return on plan assets.........               -                  -                  -
    Amortization of prior service cost.....               -                  -                  -
    Recognized actuarial gain..............        (     61)          (    453)                 -
                                                    -------            -------            -------

    Net periodic benefit cost..............         $   164           ($   313)           $   170
                                                    =======            =======            =======



         A 15% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The cost trend rate was assumed to decrease gradually but still remain at double digit rates until 2020. After 2020, the rate was assumed to drop to and stabilize at 8%. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1998 by $80,000 and the aggregate of the service and interest cost components of the net postretirement benefit expense for the year then ended by $5,000.

         The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5%.

         In addition, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, profit sharing and retirement plan expense amounted to $3,455,000 in 1998, $9,700,000 in 1997 and $6,824,000 in 1996.


5.  Shareholders' equity:

         Pursuant to action by the Company's Board of Directors (the "Board") on July 22, 1998, effective with the expiration on September 19, 1998 of the stock purchase rights then existing under the Company's Stockholder Rights Plan, one new right for each outstanding share of the Company's common stock ("common stock") was issued (a "New Right") under a Renewed Rights Agreement. Each New Right initially represents the right to purchase one share of common stock for $125. The New Rights will only become exercisable, or separately transferable, promptly after the Company announces that a person has acquired or tendered for 15% or more, or promptly after a tender offer commences that could result in ownership of 15% or more, of the common stock then outstanding.

         If the New Rights become exercisable after any person acquires or tenders for 15% or more of the common stock then outstanding (except through an offer for all common stock that has been approved by the Board), each New Right not owned by that person or related parties will enable its holder to purchase, at the New Right's exercise price, common stock (or other securities or assets, or a combination thereof) having double the value of the exercise price. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

         The New Rights, which have no voting power, expire on July 22, 2008, subject to extension. Upon approval by the Board, the New Rights may be redeemed for $.01 each under certain conditions.

           In 1996, the shareholders approved a new Stock Option Plan previously adopted by the Board of Directors which provides for both incentive and non-qualified stock options. Options for up to 1,500,000 shares of common stock may be granted under the 1996 Plan. The 1996 Plan, as amended by the Board in 1998, provides that non-qualified options for 1,500 shares of common stock be granted annually from 1996 through 1999 to each non-employee Director then serving. The Company also has 1991 and 1984 Stock Option Plans, which provide for both incentive and non-qualified stock options, under which options for up to 2,000,000 and 3,000,000 shares of common stock, respectively, may be granted. No further options may be granted under the 1984 Plan. All three plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1996 and 1991 Plans, of options to acquire shares of common stock at a price not less than their fair market value at the time of grant. Other option terms are determined at the time of grant, but normally under the 1984 and 1991 Plans, options have been exercisable only after a one year waiting period with vesting in four equal annual installments, and expire ten years from the date of grant. Under the 1996 Plan, options become exercisable only after a six month waiting period and upon the Company's achievement of certain stock value performance criteria at any time during the first eight years after the date of the grant. On the eighth anniversary of the grant, all outstanding options granted under the 1996 Plan will become exercisable. Options granted under the 1996 Plan will expire ten years from the date of grant.

         In 1998, the Board approved a special 1998 Chairman Stock Option Plan which provided for a one time grant of 14,000 non-qualified stock options to the Company's Chairman of the Board. The options become exercisable six months from date of grant and expire ten years from the date of grant. In 1993 and 1997, the Board approved a Special Interim Chief Executive Officer Stock Option Plan and a 1997 President and Chief Executive Officer Stock Option Plan, respectively, which provided for special grants of non-qualified stock options to the Company's then Chief Executive Officer. The 1993 options vested fully in increments of 10,000 shares during each of the three months in which he served in that capacity. The 1997 grant of 100,000 options vested fully in increments of 12,500 shares each month from November 1997 through June 1998. Both the 1993 and 1997 options become exercisable six months from the date of grant and expire ten years from the date of grant.

         At December 31, 1998, the Company has six stock-based compensation (fixed option) plans, which are described above. The Company applies the intrinsic value based method allowed under APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for option grants since 1994 under the Company's six stock-based compensation plans been determined applying the fair value based method provided for in SFAS No. 123, which became effective in 1996, the Company's net income and earnings per common share for 1998, 1997 and 1996 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):


                                                    1998          1997         1996
                                                    ----          ----         ----

  Net income (loss).......        As reported      ($22,443)     ($28,297)     $38,437
                   .......        Pro forma        ($23,866)     ($29,181)     $37,690
  Earnings (loss) per
   common share diluted...        As reported        ($1.38)       ($1.60)       $2.12
                       ...        Pro forma          ($1.47)       ($1.65)       $2.08


         The options granted in 1998 were under the 1998 Chairman Stock Option Plan and the 1996 Plan. The options granted in 1997 were under the 1997 President and Chief Executive Officer Plan, the 1996 Plan and the 1991 Plan. The options granted in 1996 were under the 1996 Plan and the 1991 Plan. The fair value of each option grant in 1998, 1997 and 1996 was estimated at the time of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                               1998       1997       1996
                                               ----       ----       ----
   Dividend yield yearly................        4.0%       4.0%       4.0%
   Expected volatility..................         25%        25%        20%
   Risk free interest rate..............       5.56%      5.98%      6.43%
   Expected life (years)................        7.6        6.8        7.2
   Weighted-average grant-date
    fair value of options granted
    during the year, per share..........      $6.55      $6.63      $6.21


         Stock option status and activity under the Company's six stock-based compensation (fixed option) plans is summarized as follows:

                                                                    Weighted-
                                                                    Average
                                                        Shares      Exercise
     Fixed Options                                      (000s)       Price
     -------------                                      ------      ------

Outstanding at December 31, 1995............             2,653      $30.20
  Granted...................................               395       29.50
  Exercised.................................            (   78)      21.18
  Forfeited.................................            (  155)      30.60
                                                         -----

Outstanding at December 31, 1996............             2,815       30.33
  Granted...................................               566       28.81
  Exercised.................................            (   84)      23.40
  Forfeited.................................            (  116)      30.46
                                                         -----

Outstanding at December 31, 1997............             3,181       30.23
  Granted...................................               150       28.17
  Exercised.................................            (   87)      24.00
  Forfeited.................................            (  231)      31.83
                                                         -----
Outstanding at December 31, 1998............             3,013      $30.18
                                                         =====


                                           1998        1997         1996
                                          Shares      Shares       Shares
     Fixed Options                        (000s)      (000s)       (000s)
     -------------                        ------      ------       -------

Options exercisable at year-end.........   2,013       1,787        1,862


         A summary of information about fixed stock options outstanding at December 31, 1998 is as follows:


                                         Options Outstanding                            Options Exercisable
                          --------------------------------------------------         ---------------------------
                                                 Weighted-
                           Number                Average            Weighted-          Number           Weighted-
Range of                 Outstanding             Remaining          Average          Exercisable        Average
Exercise                 at 12/31/98            Contractual         Exercise         at 12/31/98        Exercise
 Prices                     (000s)                 Life              Price              (000s)           Price
--------                 -----------            -----------         --------         -----------        --------

$26 to $30........          2,005                6.2 years            28.13             1,069             27.59
$31 to $36........          1,008                4.9                  34.25               944             34.41
$26 to $36........          3,013                5.7                  30.18             2,013             30.79



         An analysis of treasury stock transactions for the years ended December 31, 1998, 1997 and 1996 is as follows (in thousands):


                                                                  Common
                                                                  ------
                                                           Shares           Cost
                                                           ------           ----

Balance, December 31, 1995.........................         6,898         $137,061
Purchases..........................................           515           15,160
Stock option exchanges.............................             1               18
Exercise of stock options..........................        (   78)       (     321)
Issue of PAYSOP shares.............................        (    6)       (      24)
Investment Savings Plan - 401(k) issues............        (    3)       (      15)
Non-employee Director Stock Plan issues............        (    2)       (       7)
                                                            -----         --------
Balance, December 31, 1996.........................         7,325          151,872
Purchases..........................................           793           23,830
Stock option exchanges.............................             2               76
Exercise of stock options..........................        (   84)       (     354)
Issue of PAYSOP shares.............................        (    6)       (      26)
Investment Savings Plan - 401(k) issues............        (    1)       (       6)
Non-employee Director Stock Plan issues............        (    2)       (       7)
                                                            -----         --------
Balance, December 31, 1997.........................         8,027          175,385
Purchases..........................................         1,424           38,982
Stock option exchanges.............................            27              858
Exercise of stock options..........................        (   87)       (     988)
Issue of PAYSOP shares.............................        (   12)       (      68)
Investment Savings Plan - 401(k) issues............        (    1)       (       6)
Non-employee Director Stock Plan issues............        (    1)       (       7)
                                                            -----         --------
Balance, December 31, 1998.........................         9,377         $214,156
                                                            =====         ========


           In 1985, the Company approved a Payroll-Based Stock Ownership Plan ("PAYSOP") which provides common stock to eligible employees and allows the Company a Federal income tax deduction equal to the market value of the issued stock. In 1987, the Company introduced an Investment Savings Plan in accordance with Section 401(k) of the Internal Revenue Code. One of the features of this retirement savings plan provides common stock to eligible employees and allows the Company a Federal income tax deduction equal to the market value of the issued stock. In 1995, the shareholders approved the Non-Employee Director Stock Plan previously recommended by the Board which provides for an annual grant of 200 shares of common stock to each then serving non-employee Director over a five year period ending December 31, 1999. The maximum number of shares reserved for this plan is 15,000.

         The change in capital in excess of par value resulted from the exercise of stock options, including the related income tax benefit ($1,319,000, $1,790,000, and $1,493,000 in 1998, 1997 and 1996,
respectively), issuance of PAYSOP shares ($286,000 in 1998, $136,000 in 1997 and $141,000 in 1996), issuance of 401(k) Plan shares ($12,000,
$29,000 and $90,000 in 1998, 1997 and 1996, respectively) and issuance of Non-Employee Director Stock Plan shares ($31,000 in 1998, $41,000 in 1997 and $39,000 in 1996), as noted above.


6. Other income (expense), net:

        Other income (expense), net consists of the following (in thousands):


                                                     1998                  1997                  1996
                                                     ----                  ----                  ----
          Investment income.................       $   795               $ 1,456               $ 1,577
          Other assets amortization.........      (  3,195)             (  3,479)             (  3,843)
          Other items, net..................      (    428)             (    982)             (  1,008)
                                                   -------               -------               -------
                                                  ($ 2,828)             ($ 3,005)             ($ 3,274)
                                                   =======               =======               =======


7.  Impairment of Long-lived Assets:

         In the fourth quarter of 1994, the Company purchased two United Kingdom companies, Border Fine Arts, a maker of animal sculptures and figurines, and Lilliput Lane, a maker of miniature cottages.

         These acquisitions resulted in approximately $65 million of goodwill which was being amortized over forty years. The expected growth potential of these acquisitions worldwide never materialized and results have decreased since the acquisitions, with sales decreasing 10% in 1998. Additionally, the Company's current plans do not project significant rapid growth of these businesses in the future. These circumstances triggered an asset impairment review in accordance with SFAS No. 121 "Accounting for the Impairment of Long-lived Assets".

           The application of this statement requires the Company to evaluate facts and circumstances that indicate the costs of certain property, plant, and equipment and intangible assets may be impaired. The evaluation is based upon the estimated future net cash flows (undiscounted and without interest charges) associated with the property, plant, and equipment and intangible assets compared to the carrying value of the asset to determine whether a writedown to fair value is required. Based upon the Company's undiscounted cash flow projections of these businesses, the Company determined it would not be able to recover the associated goodwill.

         After analyzing the expected future discounted cash flows and market value of these businesses, the Company determined that the fair value of the goodwill was $46 million dollars less than the carrying value as of December 31, 1998, and recorded a fourth quarter non-cash $46 million charge before and after tax, which is included in other expense, net in the accompanying consolidated statements of income. The remaining goodwill as of December 31, 1998 is approximately $14 million and will be amortized over the next 21 years.

8.  Geographic Operating Segments

         The Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" as of December 31, 1998. The Company operates in one industry segment, predominately in two major geographic areas (United States and Europe). This statement established new disclosure requirements related to operating and geographic segments as presented in the following tables:



        Geographic Areas
                                                   1998                 1997                 1996
                                                   ----                 ----                 ----
        Net sales
          United States................          $369,221             $388,879             $431,903
          United States inter-company..            (4,637)              (4,897)              (3,911)
          International................            90,987               96,929               89,866
          International inter-company..            (4,531)              (4,728)              (2,410)
                                                 --------             --------             --------
              Total consolidated.......          $451,040             $476,183             $515,448
                                                 ========             =========            ========

        Operating profit
          United States................          $ 45,630             $ 24,054             $ 62,030
          International................             3,478                6,564                7,682
                                                 --------             --------             --------
              Total consolidated.......          $ 49,108             $ 30,618             $ 69,712
                                                 ========             ========             ========

        Long-lived assets
          United States................          $ 86,545             $ 90,710             $ 77,413
          International................            27,717               76,563               79,417
                                                 --------             --------             --------
             Long-term assets..........           114,262              167,273              156,830
             Discontinued operations
              long-term assets.........                 -                    -              101,329
                                                 --------             --------             --------
              Total consolidated.......          $114,262             $167,273             $258,159
                                                 ========             ========             ========

        Capital expenditures
          United States...............           $  2,486             $  2,982             $  3,370
          International...............              2,034                1,962                1,725
                                                 --------             --------             --------
              Total                              $  4,520             $  4,944             $  5,095
                                                 ========             ========             ========

        Depreciation and amortization
           United States..............           $  5,067             $  5,904             $  6,325
           International..............             49,777                3,276                3,262
                                                 --------             --------             --------
               Total..................           $ 54,844             $  9,180             $  9,587
                                                 ========             ========             ========



         Total Sales for the United Kingdom for 1998, 1997 and 1996 were in millions $47.7, $49.3 and $43.9, respectively. Total long-lived assets of the United Kingdom for 1998, 1997, and 1996 were in millions $17.6, $65.0 and $73.1, respectively.
         Transfers between geographic areas are made at the market value of the merchandise transferred. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales.


9. Income taxes (in thousands):

         The domestic and foreign components of the current and deferred tax assets(liabilities) on income consist of the following:


                                                                 1998               1997
                                                                 ----               ----

                                                                   Current Tax Assets
                                                                   ------------------
    United States
      Federal--
        Inventory reserve............................          $ 3,706            $ 4,539
        Bad debt reserve.............................            1,632              1,870
        Returns and allowances reserve...............              676                929
        Deferred compensation........................              617                780
        Other items, net.............................            5,124              4,685
                                                               -------            -------
                                                                11,755             12,803
                                                               -------            -------
      State--
        Inventory reserve............................              897              1,109
        Bad debt reserve.............................              401                462
        Returns and allowances reserve...............              159                222
        Deferred compensation........................              133                168
        Other items, net.............................            1,132              1,042
                                                               -------            -------
                                                                 2,722              3,003
                                                               -------            -------
    Foreign
        Other items, net.............................              722                806
                                                               -------            -------
      Total                                                    $15,199            $16,612
                                                               =======            =======

                                                                   Deferred Tax Assets
                                                                   -------------------
    United States
      Federal--
        Postretirement benefits......................          $10,251            $11,953
      State--
        Postretirement benefits......................            2,205              2,571
    Foreign
        Other items, net.............................               90                 36
                                                               -------            -------
                                                               $12,546            $14,560
                                                               =======            =======

                                                               Deferred Tax Liabilities
                                                               ------------------------

                                                                 1998               1997
                                                                 ----               ----
    United States
      Federal--
        Acquisition step-up amortization adjustment..          $ 3,992            $ 4,048
        Accelerated depreciation.....................            1,248              1,228
                                                               -------            -------
                                                                 5,240              5,276
                                                               -------            -------

      State--
        Acquisition step-up amortization adjustment..              992              1,005
        Accelerated depreciation.....................              307                303
                                                               -------            -------
                                                                 1,299              1,308
                                                               -------            -------

    Foreign
        Accelerated depreciation.....................              504                501
                                                               -------            -------

      Total                                                    $ 7,043            $ 7,085
                                                               =======            =======


         The United States net current and deferred tax assets are expected to become realizable in future years with future United States taxable income exclusive of reversing temporary differences, consistent with the Company's history.

         The domestic and foreign components of income (loss) before income taxes from continuing operations are as follows:


                                               1998           1997           1996
                                               ----           ----           ----

     Domestic..........................      $34,017        $11,581        $46,516
     Foreign...........................     ( 37,312)         9,249         11,726
                                             -------        -------        -------
                                            ($ 3,295)       $20,830        $58,242
                                             =======        =======        =======

        The provision for (benefit from) continuing operations income taxes consists of the following:


                                                 1998             1997            1996
                                                 ----             ----            ----
Currently payable:
 United States Federal.................        $ 9,579          $13,633         $22,163
 United States State...................          2,917            3,575           4,857
 Foreign...............................          3,267            4,272        (    662)
                                               -------          -------         -------
                                                15,763           21,480          26,358
                                               -------          -------         -------

Deferred:
 United States Federal.................          2,714         (  8,889)       (    919)
 United States State...................            638         (  2,005)       (    198)
 Foreign...............................             33         (    301)            385
                                               -------          -------         -------
                                                 3,385         ( 11,195)       (    732)
                                               -------          -------         -------
                                               $19,148          $10,285         $25,626
                                               =======          =======         =======



        A reconciliation of the total effective income tax rate to the statutory Federal income tax rate is as follows:



                                                       1998          1997        1996
                                                       ----          ----        ----

Statutory income tax rate......................        35.0%         35.0%       35.0%
State taxes, net of Federal income tax effect..         5.4           4.9         5.2
Impact of foreign tax rates and credits........          .2           2.8          .2
Foreign subsidiaries in loss position receiving
  little or no tax benefit.....................          .8             -          .2
Impact of nondeductible expenses...............         3.4           6.7         3.4
                                                     ---------       ----        ----
Subtotal effective income tax rate.............        44.8%         49.4%       44.0%
Goodwill writedown.............................      (625.9)            -           -
                                                     -------         -----       ----
Total effective income tax rate................      (581.1)%        49.4%       44.0%
                                                     =======         ====        ====


         The Company made income tax payments of $25,394,000 in 1998, $6,477,000 in 1997 and $17,114,000 in 1996.


10.  Financial Instruments:

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

            The Company enters into various short-term foreign exchange agreements during the year. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. The Company's various subsidiaries import products in foreign currencies and from time to time will enter into agreements or build foreign currency deposits as a partial hedge against currency fluctuations on inventory purchases. Gains and losses on these agreements are deferred and recorded as a component of cost of sales when the related inventory is sold. At December 31, 1998, deferred amounts were not material. The Company makes short-term foreign currency intercompany loans to various international subsidiaries and utilizes agreements to fully hedge these transactions against currency fluctuations. The cost of these agreements is included in the interest charged to the subsidiaries and expensed monthly as the interest is accrued. The intercompany interest eliminates upon consolidation and any gains and losses on the agreements are recorded as a component of other income. The Company receives dividends, technical service fees, royalties and other payments from its subsidiaries and licensees. From time to time, the Company will enter into foreign currency forward agreements as a partial hedge against currency fluctuations on these current receivables. Gains and losses are recognized or the credit or debit offsets the foreign currency payables. As of December 31, 1998, net deferred amounts on outstanding agreements were not material. The outstanding agreement amounts (notional value) at December 31, 1998 are $10.0 million (U.S. dollars).

           In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Management does not believe that SFAS No. 133, when adopted by the Company on January 1, 2000, will have a material impact on the consolidated financial condition or results of operations of the Company.

11.  Commitments and contingencies:

         The Company incurred rental expense under operating leases of $6,048,000 in 1998, $6,480,000 in 1997 and $6,527,000 in 1996.

         The minimum rental commitments under noncancelable operating leases as of December 31, 1998 are as follows (in thousands):

                     Period                                   Aggregate Amount
                     ------                                   ----------------
                      1999..............................           $ 4,194
                      2000..............................             2,625
                      2001..............................             2,288
                      2002..............................             1,468
                      2003..............................             1,027
                   Later years..........................             1,073
                                                                   -------
           Total minimum future rentals.................           $12,675
                                                                   =======



         The Company has entered into various licensing agreements requiring royalty payments ranging from 1.5% to 18% of specified product sales. Royalty expenses which are charged to cost of sales under these licensing agreements totaled $31,700,000 in 1998, $32,600,000 in 1997 and $34,000,000 in 1996. Pursuant to the various licensing agreements, the future minimum guaranteed royalty payments are $17,000,000 in 1999, $16,000,000 in 2000 and $400,000 in 2001.

         There are various legal proceedings pending against the Company which have arisen during the normal course of business. Management does not believe that the ultimate outcome of those legal proceedings will have a material adverse impact upon the consolidated financial condition or results of operations of the Company.




                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Enesco Group, Inc.:

         We have audited the accompanying consolidated balance sheets of Enesco Group, Inc. (a Massachusetts corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, retained earnings and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                             /s/ Arthur Andersen LLP



Chicago, Illinois
February 18, 1999




Stock Market, Dividend and Shareholder Information
---------------------------------------------------------------------------------------------------------

               1998                                              1997
                             Market Price                                              Market Price
Quarter      Dividend     High           Low            Quarter        Dividend     High          Low
-------      --------    ------         ------          -------        --------    ------        ----
First          $.28      $29.06         $24.63          First            $.28      $27.50        $24.50
Second          .28       35.00          25.19          Second            .28       33.63         24.00
Third           .28       32.50          24.00          Third             .28       35.31         28.88
Fourth          .28       26.00          19.19          Fourth            .28       31.00         22.25

--------------------------------------------------------------------------------------------------------


Enesco Group Inc.'s Common Stock is traded on the New York and Pacific stock exchanges (Symbol: ENC). The table shows, for the indicated periods, dividends paid and the high and low price range. (Source: New York Stock Exchange Composite Tape.) As of December 31, 1998, there were 2,868 record holders of the Common Stock.



Quarterly results (unaudited):
(In thousands, except per share amounts)

ENESCO GROUP, INC.


         The following table sets forth information with respect to the consolidated quarterly results of operations for 1998, 1997 and 1996. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated. In the fourth quarter of 1998, the Company recorded a non-cash $46 million charge to writedown goodwill associated with two 1994 United Kingdom acquisitions as described in Note 7.



                                                               For the Three Months Ended
                                                  ------------------------------------------------

                                                  March 31,            June 30,             Sept. 30,            Dec. 3l,
                                                    1998                 1998                 1998                 1998
                                                  --------             --------             ---------            --------

Net sales........................                 $108,220             $137,169             $110,170             $ 95,481
Cost of sales....................                   57,452               72,207               60,645               51,862
                                                  --------             --------             --------             --------
Gross profit.....................                   50,768               64,962               49,525               43,619
Selling, distribution, general
  and administrative expenses....                   43,317               42,920               36,614               36,915
                                                  --------             --------             --------             --------
Operating profit.................                 $  7,451             $ 22,042             $ 12,911             $  6,704
                                                  ========             ========             ========             ========

Net income.......................                 $  3,506             $ 11,764             $  6,284            ($ 43,997)
                                                  ========             ========             ========             ========

Earnings per common share:
 Basic and diluted...............                 $    .21             $    .72             $    .39            ($   2.77)
                                                  ========             ========             ========             ========


                                                             For the Three Months Ended
                                                  -------------------------------------------------
                                                  March 31,            June 30,             Sept. 30,            Dec. 3l,
                                                    1997                 1997                 1997                 1997
                                                  ---------            --------             ---------            -------

Net sales........................                 $102,060             $137,002             $128,261             $108,860
Cost of sales....................                   52,633               73,203               72,570               60,691
                                                  --------             --------             --------             --------
Gross profit.....................                   49,427               63,799               55,691               48,169
Selling, distribution, general
  and administrative expenses....                   43,225               43,901               55,951               43,391
                                                  --------             --------             --------             --------
Operating profit (loss)..........                 $  6,202             $ 19,898            ($    260)            $  4,778
                                                  ========             ========             ========             ========
Income (loss) of continuing
  operations, net of taxes.......                 $  2,193             $  9,759            ($  2,752)            $  1,345
Income (loss) of discontinued
  operations, net of taxes.......                    1,048                1,810            (     700)                   -
Net loss on sale of discontinued
  operations.....................                (  35,000)                   -                    -            (   6,000)
                                                  --------             --------             --------             --------
Net income (loss)................                ($ 31,759)            $ 11,569            ($  3,452)           ($  4,655)
                                                  ========             ========             ========             ========

Earnings (loss) per common share,
 Basic and diluted:
  Continuing operations..........                 $    .12             $    .55            ($    .16)            $    .07
  Discontinued operations........                      .06                  .10            (     .04)                   -
  Sale of discontinued operations                (    1.95)                   -                    -            (     .34)
                                                  --------             --------             --------             --------
  Total..........................                ($   1.77)            $    .65            ($    .20)           ($    .27)
                                                  ========             ========             ========             ========


                                                             For the Three Months Ended
                                                  -----------------------------------------------
                                                  March 31,            June 30,             Sept. 30,            Dec. 3l,
                                                    1996                 1996                 1996                 1996
                                                  ---------            --------             ---------            --------

Net sales........................                 $ 99,612             $130,823             $144,756             $140,257
Cost of sales....................                   54,196               69,103               76,958               71,923
                                                  --------             --------             --------             --------
Gross profit.....................                   45,416               61,720               67,798               68,334
Selling, distribution, general
  and administrative expenses....                   39,831               42,456               42,771               48,498
                                                  --------             --------             --------             --------
Operating profit.................                 $  5,585             $ 19,264             $ 25,027             $ 19,836
                                                  ========             ========             ========             ========
Income of continuing
  operations, net of taxes.......                 $  1,812             $  9,320             $ 12,190             $  9,294
Income (loss) of discontinued
  operations, net of taxes.......                    2,258                1,631            (     737)               2,669
                                                  --------             --------             --------             --------
Net income.......................                 $  4,070             $ 10,951             $ 11,453             $ 11,963
                                                  ========             ========             ========             ========

Earnings per common share,
 Basic and diluted:
  Continuing operations..........                 $    .10             $    .51             $    .68             $    .52
  Discontinued operations........                      .12                  .09            (     .04)                 .15
                                                  --------             --------             --------             --------
  Total..........................                 $    .22             $    .60             $    .64             $    .67
                                                  ========             ========             ========             ========





FINANCIAL HIGHLIGHTS LAST TEN YEARS
(In thousands, except per share amounts)

ENESCO GROUP, INC.

                                                          1998             1997           1996

Net sales........................................       $451,040         $476,183       $515,448
Cost of sales....................................        242,166          259,097        272,180
                                                        --------         --------       --------
Gross profit.....................................        208,874          217,086        243,268
Selling, distribution, general
 and administrative expenses.....................        159,766          186,468        173,556
                                                        --------         --------       --------
Operating profit.................................         49,108           30,618         69,712
Interest expense.................................      (   3,575)       (   6,783)     (   8,196)
Other income (expense), net......................      (  48,828)*      (   3,005)     (   3,274)
                                                        --------         --------       --------
Income (loss) before income taxes from
 continuing operations...........................      (   3,295)          20,830         58,242
Income taxes.....................................         19,148           10,285         25,626
                                                        --------         --------       --------
Income (loss) of continuing operations,
 net of taxes....................................      (  22,443)          10,545         32,616
Income of discontinued operations, net of taxes..              -            2,158          5,821
Net loss on sale of discontinued operations......              -        (  41,000)             -
                                                        --------         --------       --------
Net income (loss)................................      ($ 22,443)       ($ 28,297)      $ 38,437
                                                        ========         ========       ========
Earnings (loss) per common share:
 Basic:    Continuing operations.................      ($   1.38)        $    .60       $   1.81
           Discontinued operations...............              -              .12            .32
           Sale of discontinued operations.......              -        (    2.33)             -
                                                        --------         --------       --------
           Total.................................      ($   1.38)       ($   1.61)      $   2.13
                                                        ========         ========       ========

 Diluted:  Continuing operations.................      ($   1.38)        $    .60       $   1.80
           Discontinued operations...............              -              .12            .32
           Sale of discontinued operations.......              -        (    2.32)             -
                                                        --------         --------       --------
           Total.................................      ($   1.38)       ($   1.60)      $   2.12
                                                        ========         ========       ========
Average shares of common stock outstanding.......         16,208           17,577         18,080
Average shares of common stock diluted...........         16,258           17,661         18,092
Shares of common stock outstanding at year end...         15,852           17,201         17,904
Market value per common share at year end........       $  23.25         $  25.69       $  26.50
Cash dividends paid or provided for..............       $ 18,028         $ 19,702       $ 19,640
Dividends per common share.......................       $   1.12         $   1.12       $   1.09
Capital expenditures.............................       $  4,520         $  4,944       $  5,095
Depreciation.....................................       $  5,649         $  5,701       $  5,744
Working capital..................................       $ 74,856         $105,449       $ 42,252
Total assets.....................................       $319,949         $431,574       $498,800
Total long-term liabilities......................       $ 38,537         $ 43,808       $ 21,583
Shareholders' equity.............................       $150,581         $228,914       $278,828
Book value per common share......................       $   9.50         $  13.31       $  15.57
Return on average shareholders' equity...........           (12%)            (11%)           15%


*Includes a non-cash $46 million goodwill writedown

The financial data set forth above should be read in connection with the financial statements, accompanying notes and Management's Discussion on the preceding pages.



   1995            1994             1993             1992           1991            1990            1989

 $491,196        $417,685         $367,531         $349,250       $329,527        $302,497        $263,639
  255,282         216,743          188,196          176,025        162,843         145,597         124,026
 --------        --------         --------         --------       --------        --------        --------
  235,914         200,942          179,335          173,225        166,684         156,900         139,613

  166,821         144,124          133,237          127,705        124,066         114,565          99,201
 --------        --------         --------         --------       --------        --------        --------
   69,093          56,818           46,098           45,520         42,618          42,335          40,412
(   7,302)      (   1,736)       (   1,145)       (   1,903)     (   3,343)      (   3,807)      (   4,186)
(   1,273)            736        (      55)       (     797)     (     957)      (     193)             36
 --------        --------         --------         --------       --------        --------        --------

   60,518          55,818           44,898           42,820         38,318          38,335          36,262
   26,628          24,560           21,102           18,413         16,477          16,484          15,593
 --------        --------         --------         --------       --------        --------        --------
   33,890          31,258           23,796           24,407         21,841          21,851          20,669
    8,010          12,798            9,337           22,309         23,212          29,216          23,955
        -               -                -                -              -               -               -
 --------        --------         --------         --------       --------        --------        --------
 $ 41,900        $ 44,056         $ 33,133         $ 46,716       $ 45,053        $ 51,067        $ 44,624
 ========        ========         ========         ========       ========        ========        ========

 $   1.81        $   1.62         $   1.21         $   1.24       $   1.11        $   1.12        $   1.07
      .42             .66              .48             1.13           1.18            1.50            1.23
        -               -                -                -              -               -               -
 --------        --------         --------         --------       --------        --------        --------
 $   2.23        $   2.28         $   1.69         $   2.37       $   2.29        $   2.62        $   2.30
 ========        ========         ========         ========       ========        ========        ========

 $   1.80        $   1.60         $   1.21         $   1.21       $   1.08        $   1.09        $   1.03
      .42             .66              .47             1.11           1.14            1.46            1.20
        -               -                -                -              -               -               -
 --------        --------         --------         --------       --------        --------        --------
 $   2.22        $   2.26         $   1.68         $   2.32       $   2.22        $   2.55        $   2.23
 ========        ========         ========         ========       ========        ========        ========
   18,773          19,323           19,634           19,753         19,681          19,459          19,421
   18,851          19,525           19,749           20,152         20,295          20,040          20,024
   18,330          19,151           19,392           19,774         19,791          19,550          19,365
 $  29.13        $  31.63         $  33.88         $  34.75       $  37.00        $  33.75        $  25.88
 $ 19,838        $ 19,863         $ 19,620         $ 18,950       $ 18,134        $ 16,172        $ 13,727
 $   1.06        $   1.03         $   1.00         $    .96       $    .92        $    .83        $    .71
 $  9,829        $ 12,238         $  2,619         $  2,810       $  3,575        $  4,859        $  1,813
 $  5,288        $  3,479         $  3,450         $  3,726       $  3,140        $  2,968        $  2,895
 $ 36,172        $ 55,630         $110,032         $105,820       $ 85,769        $ 69,681        $ 43,328
 $468,537        $429,627         $354,493         $318,759       $309,428        $287,293        $242,442
 $ 19,807        $ 16,021         $ 14,111         $  6,714       $  5,887        $  4,981        $  4,526
 $266,790        $269,396         $254,366         $256,956       $241,074        $211,457        $170,399
 $  14.55        $  14.07         $  13.12         $  12.99       $  12.18        $  10.82        $   8.80
      16%             17%              13%              19%            20%             27%             29%
