Form 10-K405, Exhibit 13
period 1999-12-31
ENESCO GROUP INC
filed 2000-03-27
CIK 93542

                                                                      Exhibit 13

1999 ANNUAL REPORT

[ENESCO LOGO]

Touching Lives With Beauty and Emotion

CORPORATE PROFILE

For more than 40 years, Enesco Group, Inc. (NYSE: ENC) has been a global leader in the gift, collectible and home decor industries, offering products from such notable licenses as Cherished Teddies, Mary Engelbreit and Kim Anderson's Pretty as a Picture, among others. The Company's award-winning Precious Moments brand is one of the top lines of collectibles throughout the world.



FINANCIAL HIGHLIGHTS


                                                                                               PERCENTAGE
                                                                                                INCREASE
(In millions, except per share amounts)                          1999             1998         (DECREASE)
-------------------------------------------------------------------------------------------------------------------
Net sales                                                     $   384          $  451             (15%)
Operating profit                                                   24              49             (52%)
Income (loss) before taxes                                         19             ( 3)
Net income (loss)                                                  27             (22)
Working capital                                                    42              75             (43%)
Total assets                                                      277             320             (13%)
Shareholders' equity                                              114             151             (24%)
Return on average shareholders' equity                            20%            (12%)
Per share data:
         Net income (loss) diluted                            $  1.87         ($ 1.38)
         Dividends declared                                   $  1.12          $ 1.12
         Shareholders' equity at December 31                  $  8.49          $ 9.50             (11%)
Average number of shares diluted                                14.37           16.26             (12%)
Number of shares outstanding at December 31                     13.48           15.85             (15%)



CONTENTS

1    Letter from the CEO
4    Enesco Classics
7    Enesco Social Expressions
8    Home Gallery
10   Enesco Sales
12   Enesco Operations
14   International Businesses

                                                             LETTER FROM THE CEO



                                                               February 22, 2000


Fellow Shareholders,

Enesco is a company with a long history grounded in strong relationships and solid financial results. The past year was a challenge for us in the United States -- indeed for the entire collectibles industry. Domestic market demand continued to shift and distribution channels continued to evolve, while international demand improved.

     Our domestic financial results were, in part, the product of an industry-wide shift away from traditional sales in our core collectible, card and gift channels. Our most experienced and successful retailers reported that the slow down in demand for some collectible lines and a softer market for greeting cards have led to decreased retail foot traffic with the result of diminished sales.

     In light of these financial results and the fundamental change we are facing in the collectibles industry, there is one word that best describes what will make Enesco a leader. That word is focus -- focus on our products and what the future channels of distribution will be, focus on our customers and focus on our people.

[PHOTO OF JEFF HUTSELL]

FOCUS ON OUR PRODUCTS

In 1999, we continued to strive to create quality products that touch a common chord and resonate with the consumer at very emotional and personal levels.

     As you know, Enesco's core brands have shown a strength and resilience unparalleled in the collectibles industry. In October, Precious Moments was named as the number one licensed artwork property in the world by License! magazine. And in December, Giftware Business magazine conducted its first "What's Selling?" survey, polling retailers on their best selling collectibles line for that month. Again, Precious Moments ranked number one.

     This past year, we focused on leveraging the strength of Precious Moments and our other licensed brands by "bringing the right product to the right consumer through the right channel at the right time."

     This meant, in addition to supplying Precious Moments figurines to traditional collectible, card and gift stores, we focused on creating and distributing line extensions so that consumers could find a broader array of Precious Moments gift items in places they shopped. Likewise, we continued to expand our offering of other world-class products derived from strategic partnerships with such branded leaders as John Deere, Steiff, Radio Flyer and even a unique new alliance for 2000 with Aspen Bay Candles, bringing Enesco into the growing candle and fragrance gift category.

     While distribution channels for our traditional products shifted, we continued to expand our home decor and home accent lines of business. In 1999, sales in this growing multi-billion dollar market reached a level for our company that warrants its own sales force to focus solely on our new home decor channel of distribution.

FOCUS ON OUR CUSTOMERS

At Enesco, we have always prided ourselves on our long-standing and mutually beneficial relationships with our valued retailers. This year we have taken steps to synchronize our sales and customer service departments. Rather than provide our traditional collectible and gift customers with two or more salespeople who manage portions of their account, we've


                                                                       continued

[PHOTO OF PRECIOUS MOMENTS FIGURINE]
"You Color Our World with Loving, Caring and Sharing," honoring the 10th anniversary of the Precious Moments Chapel, was featured on QVC consolidated our efforts. We now provide them with one salesperson who manages our entire product offering and one customer service team member, each of whom is trained and empowered to handle all of their needs.

     Our customers depend on us to give them top-quality service -- and we delivered. In fact, further evidence of our success came in the January 1999 issue of GiftBeat magazine, where Enesco was ranked number one in customer service by our retailer customers for the second year in a row.

     Internally, our people are encouraged and rewarded by our new cross-functional channel team efforts -- and already we are seeing results. In early spring, we recorded our largest single order ever. CVS, a chain discount drug store, ordered $7.5 million worth of our Rudolph the Red-Nosed Reindeer Christmas ornaments. Working together, our internal teams successfully fulfilled this order in record time.

     In order to expand our reach to customers, we initiated partnerships in new marketplaces. In 1999, we enhanced our presence in the home shopping market by partnering with QVC to showcase Precious Moments products on this popular television program. We achieved new successes in the direct response channel with successful collectors' doll and plate programs in our ongoing alliance with industry leader, The Bradford Group. We also could be found in the direct selling category through our relationship with Avon, which continues to succeed with several of our gift and collectibles lines. We distributed our products via direct mail through affiliations with a broad array of consumer catalogues. Finally, Enesco products continued to achieve record sell-throughs in the mass market, as we partnered with such industry giants as Wal-Mart, Target and K-Mart to feature Enesco Christmas decorations and ornaments in their holiday trim departments.

     In November, we announced a joint venture with Hallmark, which made more than a thousand of our most popular gift and collectible items available to Hallmark dealers on an exclusive Web site. We were one of the first companies Hallmark turned to when launching its new business-to-business e-commerce site. This venture is one of our first forays into the world of electronic commerce -- and we look forward to a productive partnership.

     Reaching new consumers in the international marketplace took on greater significance in late 1999 when Enesco, through our European subsidiary, Enesco European Giftware Group Limited, entered into an agreement with Goebel Germany. Under this arrangement, Goebel will act as agent for the sale of Enesco products in Germany, Austria, Switzerland and Scandinavia. Goebel is one of the oldest and most famous names in European giftware, and we expect to gain market penetration in Europe that is unmatched in the industry. We had another successful strategic partnership in Europe when we teamed up with Applause, Inc. to provide Star Wars products to Enesco France earlier this year.

FOCUS ON OUR PEOPLE

Our financial success is dependent upon the hard work and creativity of our internal staff. We are focused on providing them with the support, resources, motivation and rewards that they need to meet and surpass their goals.

     Early in the year, a group of associates approached me with the idea of developing a center for creativity and innovation. This idea led to the launch of Blue Sky -- an initiative that encourages associates to express their creativity, whether through the design of new product lines or the development of solutions to business and process management issues. Blue Sky is not only a concept -- it's also a physical space. We've devoted an entire area to the project to enable our associates to get away from their desks and think freely, without constraints. Blue Sky is a cutting-edge program that adds value to our creative process.

[PHOTO OF TEDDY BEAR]
"Lavendar Bear," the limited edition porcelain figurine from the Steiff Collection by Enesco

[PHOTO OF EUGENE FREEDMAN]

LEADING THE WAY Through a career that has spanned more than 50 years, Enesco's Founding Chairman Eugene Freedman remains one of the most recognized entrepreneurs in the industry. In 1999, Mr. Freedman continued as a vital contributor in Enesco's new product development. He tirelessly serves as guardian of the Precious Moments brand, traveling the globe to meet collectors through the "Around the World with Gene Freedman" signing tour that honors Enesco's 40th anniversary.

     It was Mr. Freedman's vision five years ago to establish an Enesco division to develop and market home accent products. Today, Enesco's Home Gallery is the fastest-growing division of the company. His involvement includes product design and sourcing, working closely with Kathy Cook, Home Gallery vice president and general manager. Additionally, he spearheaded sales and distribution of Enesco products in Asia and South America, with a sales increase of more than 33 percent in 1999.

     Mr. Freedman also serves as steward of the company's philanthropic efforts. His dedication to those in need has been realized in Enesco's commitment to Easter Seals, the Boys and Girls Clubs of America, St. Jude Children's Research Hospital and others through cause-related marketing programs. In the year 2000, Enesco will likewise benefit NABCO, the National Alliance of Breast Cancer Organizations, and the Salvation Army. All Enesco associates believe that in this way we, as a company, truly demonstrate the Precious Moments spirit of "loving, caring and sharing."


     In 1999, we added several key members to our team. We were proud to announce the appointment of Robert J. Hipple as senior vice president and general counsel. Bob's extensive legal and corporate experience make him well qualified to provide corporate governance and legal counsel, as well as to manage our outside legal counsel relationships.

     Additionally, we appointed Rachel S. Perkal as our vice president and general manager for Enesco Classics (comprised of our two most successful brands, Precious Moments and Cherished Teddies); John Keiser, senior vice president of sales; and Eddie Lui, vice president and managing director in our Hong Kong office. Rachel is a proven industry expert in the collectibles field and joins us following a career at Hallmark and her own collectibles consulting company. John's Enesco experience and expertise in multiple sales forces and channel management teams and Eddie's experience in multiple channel supply chain fulfillment are each of significant advantage in our strategy of delivering the right product to the right consumer through the right channels.

     In October, we announced the election of Donna Brooks Lucas, president and CEO of DBL Multi-Media Group, to the company's Board of Directors. Already Donna's entrepreneurial character and extensive marketing experience have proven beneficial to the Board.

     We also wish to express our sincere thanks and gratitude to Charles Elliot, who is retiring after five years of service to our Board, most recently as Chair of our Audit Committee. His contributions will be missed.

FOCUS ON THE FUTURE

As the market continues to evolve and distribution channels continue to shift, Enesco, in order to maintain its position as the leading company in the gift and collectibles industry, must remain focused on two things: listening to what the market wants and providing the market with what it needs.

     As a company, we are blessed with a superb combination of creativity, relationships, talent and vision that will keep Enesco at the forefront of the industry. As always, I want to thank our associates, artists, vendors, sales representatives and licensors. It is their support, dedication and hard work that allows us to do our best to bring to our valued customers and loyal collectors the products that truly "touch lives with beauty and emotion."


                                                    /s/ Jeff Hutsell

                                                    Jeff Hutsell
                                                    President & CEO
                                                    Enesco Group, Inc.

"Our goal is to reach more people than ever before. We'll succeed by aligning ourselves with how and where people are shopping, while at the same time respecting the desires of our core collectors and retailers."


ENESCO CLASSICS


Enesco Classics, led by Vice President and General Manager Rachel S. Perkal, encompasses the heart of our business and includes some of the most treasured names in the world of collectibles. From Sam Butcher's Precious Moments to Cherished Teddies and other Priscilla Hillman properties such as Calico Kittens and Down Petticoat Lane, our Classics are beloved by millions. For us, these brands represent valuable capital due to their recognized presence across the globe. It is their solid brand equity that will support our efforts to adapt to the ever-changing market for gifts and collectibles.

     The strength of Enesco Classics was apparent in 1999, a year of transition for the gift and collectibles arena. The award-winning Precious Moments line continued to be an industry leader. Sales of Precious Moments Tender Tails plush were up over 1998. Cherished Teddies held its place with enthusiastic collectors, while other brands, including Calico Kittens and My Blushing Bunnies, continued to reach new consumers.

     No brand can be a success without meticulous attention to strategic brand management. Evidence of our focus on this was found in vigorous efforts to gather feedback from important audiences -- collectors, consumers and retailers. Using surveys, focus groups, one-on-one meetings and the Internet, we solicited opinions on our products, programs and events. We encouraged honest, unvarnished feedback, and received it.

     Our research proved insightful and useful. It helped us refocus on the needs of those who have been, and will continue to be, instrumental to our success.

     First, we focused on retailers' and collectors' desire to put the "hunt" back into collecting. Through the "Whale Watch," a promotion surrounding the introduction of a new Tender Tails collection in spring 1999, we drove sales by offering eight different colored whales in collectible, card and gift stores. But participating stores received only select colors -- thus, consumers searched many retail locations to complete their collections.

     Honoring both retailer and consumer requests, the Precious Moments Care-A-Van toured for a second year, carrying the message of "loving, caring and sharing" across the U.S. Collectors met the Care-A-Van at more than 80 locations, further cementing our bond. The Care-A-Van was a welcome event for retailers who appreciated the added foot traffic generated by its appearance. Another critical event was the redirection of the Precious Moments Collectors' Club. We listened to members' input and responded to what we heard. For example, Club kits are now available to members earlier, in December rather than at end of January or on the member's renewal date. Collectors said they saw this as tangible evidence of continued improvements to the brand.

     Another initiative was to further explore new distribution channels. We realize people are shopping differently today so we expanded our distribution, making it easier for new consumers to find our giftware and collectibles. Our ultimate goal, however, was more than increased exposure. We knew that if we managed the new channels wisely, they could help us expand our key customer group --collectors. Both research and demographics revealed that giftware purchases made today should generate follow-up sales of collectibles in the same brand, resulting in the simultaneous growth of two lines of business without eroding the integrity of the brand.

     Toward that end, we also forged strategic relationships that promise to bear fruit in 2000. In late spring, we will continue our partnership with QVC through a highly-rated special segment that will feature distinctive Precious Moments giftware and collectibles. We also fortified existing relationships with Avon for Cherished Teddies giftware and the Bradford Exchange for Precious Moments plates, ornaments and other gift items. In all, we expect the direct mail, direct response and direct selling channels to deliver thousands of products to customers all over the world, providing a tremendous opportunity for significant growth.

     Throughout 1999, we gained critical insight into how our business is changing and how we can remain flexible and adaptable in numerous new channel opportunities. And importantly, we learned the value of staying connected to the constituents whose success ensures our own.

[PHOTO OF RACHEL S. PERKAL]

[PHOTO OF HOWARD EIRINBERG]

"We built the retail sales network we have today one store at a time over 40 years. Now, as times change, our challenge is to align our brands with the proper distribution channels to reach the right customers with the right product."


ENESCO SOCIAL EXPRESSIONS


For 1999, achieving the balance between product and market, volume and growth was one of our biggest challenges. As stewards of different Enesco brands such as Kim Anderson's Pretty as a Picture, Mary's Moo Moos and Friends of the Feather, along with all new product line development, success for Social Expressions depends on several factors. Our first responsibility is to effectively market our established brands. The second is to the future, namely identifying and creating the next "must haves" in gifts and collectibles.

     For that reason, the Social Expressions strategy, led by Vice President and General Manager Howard Eirinberg, began with products. A careful look revealed that some of our leading brands were underexposed. The answer was to maximize product potential by carefully expanding giftable items into alternate channels of distribution. For some products that meant taking a closer look at the mass retailing channel, investigating the potential for branded products to find a home on shelves in retailers like Wal-Mart, Walgreens and Sam's Club. In other cases, the answer was a strategic alliance like the relationship we have with the Bradford Group, a leader in the direct response channel. Done right, further penetration into the giftware market through alternate channels of distribution presents long-term potential for a steady and significant revenue stream.

     We also found many opportunities outside the traditional retail environment. We looked at everything from catalogs and direct selling to electronic distribution, evaluating the pros and cons of each. We were careful to think, plan and then act, realizing the need to develop long-term growth plans. This past year we set the foundation for future successes in many alternate channels.

     In the new product category there were several success stories. One of the most promising was Signs of the Times, a giftable plaque collection. The low-cost, high volume product line was noteworthy not only for orders generated in the fourth quarter of 1999; it also played a critical role by reasserting our position in the highly profitable "re-order" giftware business. We see this market for economically priced, high-turn social expression gifts as a significant growth area for the future.

     Within existing lines, America's Favorites, a product line built on some of America's favorite brand names such as John Deere, Budweiser and Coca-Cola, also posted a strong year. Strong retailer sell-through results have led to excellent re-orders in this growing line.

     Additional licensing agreements created new dimensions in the Social Expressions line-up. Last year, we formed an alliance with Steiff, USA, L.P., a division of the internationally renowned Steiff Corporation, to develop a line of porcelain teddy bears based on popular Steiff plush. We see the Steiff agreement as evidence of our ability to use our position as an industry leader to create mutually beneficial relationships with other recognized brand leaders.

     Strong marketing programs were just as important for our in-house product lines in 1999. The combination of our popular Mary's Moo Moos line, from artist Mary Rhyner-Nadig, with the nationally acclaimed "Got Milk" campaign was an unqualified success. The end result of figurines and plush that sport the famous milk mustaches delivered strong sales with only three individual products.

     One of the most exciting product additions in 1999 was Creatures of Delight, a line of whimsical "rubber plush" dragons, dinosaurs and fish targeted specifically to the young collector. Designed with hangtag passwords that give the consumer access to a unique, interactive Web site, Creatures of Delight is more than just a new product. It acquaints collectible, card and gift retailers with the tremendous potential of the Internet. Although the Creatures' introduction was at year end, early signs point to a highly successful debut for both the rubber plush characters and the exclusive Web site for children.

     In many ways 1999 was a transition year for the Social Expressions group -- a year of identifying and testing product and marketing combinations. With our blueprint in place, we expect to leverage our new products, licenses and distribution systems to reach customers when and where they want us.

"We have a solid strategic plan in place with our people and resources carefully aligned behind it. Home Gallery is a rapidly growing business and is poised to become one of the strongest players in the home decor field."



HOME GALLERY



Enesco always has known the potential presented by home decor. Five years ago, Home Gallery was created to take advantage of the growing home accessories business. Our initial offerings represented a significant departure for Enesco, and we continually have challenged ourselves to respond to design trends, buying patterns and changing demographics.

     In 1999, developments in the marketplace indicated the time was right for us to enhance our position. And we did. Led by Vice President and General Manager Katherine Cook, we implemented a strategic plan focused on building relationships, developing new products and targeting the resources necessary to secure a long-term, leading position in the home decor industry.

     This plan began with our presence at High Point, the premier home furnishings show in North Carolina. Taking our place among 2,400 of the world's leading home furnishings manufacturers, Home Gallery debuted during the April market and returned in October for the autumn show. Featuring a broad range of decorative accessories, High Point established Home Gallery as a credible source for home accents.

     1999 also was a year of significant agreements. Our alliance with European designer Isabelle de Borchgrave added breadth to our product selection with the addition of a new line of tabletop and decor items. Agreements with Guildmaster and designer Randy Ouzts' Garden Sense positioned us as a conduit, delivering respected industry names at affordable prices to our growing distribution base. In addition, our innovative partnership with Aspen Bay Candles gave us access to one of the fastest growing segments of today's home market.

     In addition to forging new relationships, we also expanded existing relationships. We extended our licensing agreement with Mary Engelbreit, and sales of the line doubled from the previous year. Our Julie Ueland products, based on the artist's trademark paint-spattered look, remained strong with the introduction of several new collections. Also, our licensing agreement with Country Living magazine produced a line of stoneware tabletop accessories for everyday use and holiday occasions that met with rave reviews by country decorating enthusiasts.

     On the new product front, we invested in Festivities, our Home Gallery holiday decor business. From ornaments to table accents, we delivered an extensive product line to our retailers. Thanks to careful inventory management and timely delivery, we turned this non-licensed product line into a profitable business that we believe will become one of Home Gallery's best performers.

     With powerful licensing agreements and new product potential, a critical question for us to resolve was the matter of market penetration. Interest among Enesco's core retailers was strong and growing with more than 40 percent of existing accounts purchasing Home Gallery items at our autumn retailer show, up from just 15 percent in 1998. Yet we also recognized the tremendous growth potential available through channels outside of our current distribution network. To capitalize on this opportunity, we are contracting with outside home decor sales representatives to reach new customers, such as interior design firms and home furnishings stores, in 2000. We expect that decision to significantly increase our future market penetration.

     Home Gallery experienced many noteworthy successes in 1999, from developing lucrative new product lines to winning key licensing partnerships. With a solid strategic plan in place that builds on these achievements, the time is right for our home decor division to take its position as a significant contributor to the overall growth of Enesco.

[PHOTO OF KATHERINE COOK]

"We view the sales process as an integrated one. If we align ourselves properly, we can plant the seed of the brand in large retail environments that then direct customers back into the collectibles channels."



ENESCO SALES



Our 1999 sales story was one of focus and integration. With John Keiser, senior vice president of sales, taking the helm, we aligned our resources to target, reach and deliver through key distribution channels. The first includes those retailers at the core of our business -- the collectible, card and gift stores that proudly have carried Enesco lines for decades. The second represents the new frontier, multi-service retailers with locations across the globe.

[PHOTO OF JOHN KEISER]

     It is our belief that success generates momentum by engaging customers in one environment and then drawing them into another. Consequently, if we can establish a niche for ourselves with large, multi-dimensional retailers, we can direct business back into the collectible and gift channel. We believe that this two-pronged approach is the best way to address the current softness in the collectible retail sector.

     Toward that end, we integrated our sales efforts in 1999 by forging strategic relationships with some of the leading retailers in the U.S., including Wal-Mart, K-Mart, CVS Pharmacy and Walgreens, while continuing strong relationships with Avon and Bradford. We then built on the power of our most popular brands to create customized gift products targeted at specific retail audiences.

     Although the tests were limited, the results were encouraging. A specially designed Precious Moments piece commemorating Baby's First Christmas had a 100 percent sell-through at Wal-Mart. Other Precious Moments products posted strong finishes as well with a 90 percent sell-through for each item offered in all Wal-Mart locations. On the Home Shopping Network, we leveraged the popularity of Cherished Teddies to create special product offerings. We also used that same model to create a QVC segment for Precious Moments that was taped on location at the Precious Moments Chapel in Carthage, Missouri and hosted by our Founding Chairman Eugene Freedman. All told, the new products delivered through alternate channels represented a significant and growing portion of our business.

     In addition to working through large retailers, we also took the opportunity to further develop specialty channels. For the rapidly growing religious marketplace, we created a distinctive line of inspirational products, including Precious Moments. We expanded our presence in the profitable military market, again leveraging our Precious Moments brand to create specialized products representing the diversity of the military branches and their members.


     Whatever the opportunity, 1999 was a year when we looked at each new distribution channel as a chance to grow in more than just one market. For us, those channels also represented a way to rejuvenate existing markets, helping to identify and captivate the collectors of tomorrow. We view giftable, customized products as an entre to the collectibles we sell through the card and gift channel.

     That's why in addition to focusing our attention on

[PHOTO OF DISHES]
The "Cherries Jubilee" collection from the Mary Engelbreit



new distribution opportunities, we've been careful to continually consider the needs of the foundation of our business -- the card and gift retailer. This was evident in our renewed relationship with Hallmark and their nearly 5,000 Gold Crown retailers. Last year, we became a partner in Hallmark's first business-to-business e-commerce site for retailers called Hallmark Marketplace Information Exchange (MIX). It also was apparent in our relationship with the 700-plus Carlton Cards Retail, Inc. stores, the retail division of American Greetings. Carlton Cards doubled the footage devoted to Precious Moments and Cherished Teddies in their U.S. stores as part of a major collectibles emphasis in 1999.

[PHOTO OF CAROUSEL]
Rare Bear "Crystal," from the Cherished Teddies Carousel collection, was a hit on the Home Shopping Network in July 1999

     Overall, we are concentrating on a combination of account development, market penetration and strong retailer partnerships to help us reestablish growth trends in the coming years. Thanks to rigorous inventory management, product backlogs have been reduced, leaving retailers receptive to new merchandise. We are optimistic that receptivity will yield an increase in demand, which will, in turn, lead to steady growth.

     Several key events occurred in 1999 that supported our strategic plan. Precious Moments claimed the title for the number one selling collectible in December through a retailer survey by Giftware Business magazine. Cherished Teddies was another strong performer, again delivering more than $100 million in U.S. retail sales in 1999. In addition, 1999 also saw the continued growth of our existing retail relationships as the penetration of our Home Gallery line into retail stores more than doubled from 1998 to 1999. Leading the way were our Mary Engelbreit collection and the Christmas Festivities line. The news also was good for America's Favorites, a relative newcomer, which continued to sell well in the card and gift store market, generating a 50 percent sales increase over prior year.

     Last year we saw clear signs that the strategic path we laid was our best course of action. The wins were still not enough to offset a disappointing collectibles market. But they were enough to let us know our strategy for future growth is on track. As a result, we're relying on our attentiveness to the plan and continued alignment of resources to deliver a stronger sales performance in the future.


SUCCESS WITH NEW MARKETS, CUSTOM PRODUCTS The winter holidays are the strongest retail selling season for Enesco products, and 1999 was no exception. In fact, with more than $75 million in retail sales from holiday-related items in all lines of business, last year's season was among our best ever. One of the most compelling stories behind our strong numbers was the sale of an exclusive series of Rudolph the Red-Nosed Reindeer hanging ornaments to CVS Pharmacy. The $7.5 million CVS purchase of this twelve ornament series gave us access to the millions of customers who shop at one of the 4,500 CVS locations each day. It also represented the largest single sale in our history.

     Our relationship with CVS underscores the opportunity we have to grow our business through large, established distribution channels. For us, these channels present an immediate chance to reach millions of new customers without adding extensive overhead.

     The CVS/Enesco relationship... just one more way we've aligned ourselves for success.

[PHOTO OF RUDOLPH THE REINDEER FIGURINE]

"This year we focused on aligning all of our processes, systems and associates behind one goal -- the delivery of smart, cost-effective customer service."



ENESCO OPERATIONS



Simple and effective. Those were the watchwords for our 1999 operational performance. Building on the progress made in 1998, the operations team, led by Senior Vice President Tom Hudson, continued work on our infrastructure, trimming unnecessary costs, streamlining operations and instituting new policies and procedures. As well, we focused on having the right people to do the job right. Under the direction of Senior Vice President Josette Goldberg, we concentrated our efforts to attract, retain and develop top-notch associates. In both disciplines, the bar we set was high: We will always strive to be a world class organization, delivering the highest quality customer service in a cost-effective manner.

     Recognizing that Enesco's biggest asset is intellectual capital, we actively invested in targeted recruitment efforts, including a creative and marketing job fair to interest new talent in joining Enesco. We began the remodeling of our corporate learning and career development (see sidebar) programs. We then challenged our changing work force to adopt the business management model of Economic Value Added, or EVA, as a managing principle in the organization. Vice President and Controller Robert Thompson led a core team that developed the EVA training program being introduced to all Enesco associates in 2000. The use of EVA and the involvement of associates will pay dividends in terms of cost savings and improved productivity.

     In operations, we also built on the foundation laid in 1998. We continued to reduce our stockkeeping unit (SKU) count and adhere to a tighter credit policy. And we remained committed to strengthening customer service and reducing costs by linking our computer and telephone systems. This one systems improvement not only helps us monitor the number and origin of incoming calls, but will soon allow us to offer customers 24-hour access to account data. Retailers especially appreciate a new "call back" feature that automatically returns calls rather than expecting callers to wait in queue.

     Our commitment to our customers also was evident in the administration of our first comprehensive customer service survey. The 95-question survey supplied us with valuable feedback. We expect that input to sharpen our strategy for 2000 and serve as a benchmark for future measurement. The entire

[PHOTO OF EXECUTIVES]
From left, Robert Thompson, Vice President, Controller; Josette Goldberg, Senior Vice President, Human Resources and Communications; Robert Hipple, Senior Vice President, Secretary, Clerk and General Counsel; and Thomson Hudson, Senior Vice President, U.S. Operations

[PHOTO OF ENESCO GROUP HEADQUARTERS]
Enesco Group, Inc. Headquarters



process was so valuable we intend that to make the survey an annual event.

     Improvements in our product delivery process represent yet another example of how streamlining operations will enhance customer service. We laid the groundwork for a new system that categorizes retailer delivery schedules by "flights." In this system, retailers will receive product shipments in their stores in a timeframe that both addresses their desire for timely shipments and improves our inventory management process.

     In 1999, we also made strategic investments in technology. For example, we designed a new order entry system during the second half of the year that will simplify the order entry process and augment our ability to deliver product where and when it is needed. Another systems investment in a sophisticated demand forecasting tool will improve our order fulfillment capabilities. Both should be operational in 2000. Finally, we made sure our field sales representatives were prepared for the new millennium by equipping them with state-of-the-art laptop systems. By standardizing systems and improving field communications through updated computerization, we have created a common technological platform for us to build on in the future.

     On still another front, 1999 was a year of purposeful and productive actions aimed at preserving the value and integrity of our brands. Our legal department, headed by Senior Vice President and General Counsel Robert Hipple, engaged in legal action against those who have bought product from us and resold it to unauthorized dealers. Known as "transshipping," this action erodes our brands and hurts our retailers, and we remain committed to aggressively pursuing anyone who improperly resells Enesco products.

     From process alignment to systems investments, Enesco's infrastructure made significant progress in 1999, with each step supporting our mission to be a world-class organization.


BLUE SKY, BRIGHT FUTURE Enesco is a product-driven company built on intellectual capital. It is for that reason that any discussion of operations always includes information about how we manage the creativity that is critical to our success. Individually, we take great care to support the gifted artists who create and deliver products filled with the beauty and emotion that is our hallmark. But there's more. Because we honor creativity and believe it drives our future, we also work hard to foster a strong creative spirit in all of our associates. It is from that dedication to creativity that the Blue Sky Center for Creativity and Innovation was born.

     Blue Sky was the brainchild of our associates. They asked for and received the resources needed to develop a place where creative thought is king. At Enesco, Blue Sky is a culture, and also a physical place where associates go to brainstorm, take classes and spark their creative thought process. It is a place to think rather than react. In the comfortable rooms of Blue Sky, associates can work through thorny business issues, develop new product lines and everything in between. We're proud of Blue Sky because it is a physical manifestation of our unwavering commitment to the value of creativity.

"Our international business is focused on delivering custom products to a diverse group of markets. Careful alignment of time and resources makes that possible."

[PHOTO OF CRAIG CAMERON]
Craig Cameron, President
N.C. Cameron & Sons Limited
(Canadian subsidiary)


[PHOTO OF JOHN HAMMOND]
John Hammond, Chairman & CEO
Enesco European Giftware Group Limited



INTERNATIONAL BUSINESSES

Our international business met and then surpassed expectations in 1999. Overall sales grew to $89 million, a three percent increase over the prior year. Operating profit told another positive story at $6.8 million, a 95 percent increase over 1998. All geographic areas showed increases over the prior year.

     We conducted business in 38 countries, and our objective remained consistent in each region -- to be the premier gift and collectibles entity, providing top-notch product and expertise tailored to individual markets all over the world.

     A closer look at our international story for 1999 begins on the product side with mass customization. Last year, we looked at each market as a separate and distinct opportunity rather than just a product destination. That philosophical difference allowed us to identify and realize new product ideas and relationships.

     One outgrowth of that plan was the creation of a Precious Moments figurine for the Canadian market. Our introduction of a hockey player wearing a number 99 jersey coincided with the retirement of superstar Wayne Gretzsky. The figurine was a bestseller and is a prime example of Enesco's responsiveness to individual market needs.

     In addition to customized product development, we made a focused effort to develop key strategic partnerships. For example, we forged a relationship with Applause, Inc., a company recognized for products based on well-known brand name licenses such as Star Wars and Rugrats. Under the terms of the agreement, Enesco marketed and sold Applause product throughout France, which continues to widen our product portfolio in this country.

     Distribution agreements with well-known brands such as Disney's Classic Pooh, which begin in 2000, will offer us entre into some of the most successful entertainment and giftware retail centers in the world. Another new arrangement, with Euro Present Handels GmbH, a subsidiary of W. Goebel Porzellanfabrik GmbH, will strengthen our position in critical European markets. Euro Present Handels GmbH will act as our local agent selling Enesco products in Germany, Austria, Switzerland and Scandinavia.

     The Precious Moments hockey player figurine and our Applause, Inc. and Goebel affiliations are previews of how we plan to grow our global business. Done well, these market opportunities offer some of Enesco's greatest revenue potential in the years ahead.

     We also kept a close eye on operations, taking great pains to ensure our infrastructure was properly aligned. The successful installation of an enterprise resource system in Europe this past year is one example. The system streamlines business operations and tightens inventory control capabilities, enabling us to serve the entire Central European marketplace from one warehouse. This technology allows us to quickly expand our operations without sacrificing our "customized" philosophy.

     Our international business was the year's strongest success story, driving revenue into Enesco for 1999 and laying a strong foundation for continued expansion in 2000.

[PHOTO OF ALLAN G. KEIRSTEAD]
Allan G. Keirstead
Executive Vice President, Chief Administrative and Financial Officer and Chief Executive Officer of Enesco International Businesses

CONSOLIDATED
FINANCIAL STATEMENTS



ENESCO GROUP, INC.

1999 ANNUAL REPORT




FINANCIAL CONTENTS

  16    Management's Discussion and Analysis
  22    Consolidated Financial Statements
  27    Notes to Consolidated Financial Statements
  45    Auditor's Report
  46    Stock Market, Dividend and Shareholder
        Information
  47    Quarterly Results
  48    Ten Year Financial Highlights
  50    Corporate Data

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ENESCO GROUP, INC.


The following discussion gives more depth on Enesco Group, Inc. and subsidiaries' (the "Company's") financial condition and results of operations. You will probably find it helpful to have first read the financial statements, accompanying notes and financial highlights of recent years.

     As reported in the Company's Form 10-Q for the quarter ended March 31, 1998, at the Company's Annual Meeting on April 23, 1998, the shareholders approved a resolution authorizing the Company to change its name from Stanhome Inc. to Enesco Group, Inc., to reflect the Company's transformation into a singularly focused designer and marketer of branded gifts and collectibles. Commencing on May 1, 1998, shares of the Company's common stock traded on the New York Stock Exchange and Pacific Exchange under the symbol "ENC."

1999 COMPARED TO 1998

Sales decreased 15% due to lower sales in the United States. Net sales in the United States decreased 19% primarily in the Company's traditional collectible, card and gift channels due primarily to the following:

     - Starting 1999 with unfilled orders down approximately $28 million compared to the same period last year;

     - A significant year-on-year reduction of stock keeping units due to profitability analysis;

     -    Reduction of closeout revenue due to better inventory management;

     -    Continued reductions in dealer inventory levels;

     - Continued improvement in dealer service and deliveries, allowing dealers to order less in advance and shipping product when the dealer requests versus when the product is available;

     - Significant reduction in reorders from late May through December due to softness in the Company's collectible, card and gift channels and even more conservative dealer reorder patterns; and

     -    Higher percentage of product returns and allowances.



     In the United States, sales from alternative channels of distribution increased. In order to further improve customer communications, relationships and service in the United States, during the second quarter this year the Company combined its two independent sales representative divisions into a single independent sales force representing all the Company's product lines in the collectible, card and gift channels.

     Net international sales in 1999 increased 3% compared to 1998 and represented approximately 23% of total 1999 sales compared to 19% in 1998. Local currency international sales were translated into United States dollars at lower exchange rates in 1999 versus 1998. If the year-to-date 1999 local currency sales were translated into United States dollars at the 1998 exchange rates, sales would have been approximately $1.9 million higher in 1999.

     The Precious Moments line represented approximately 37.2% of 1999 sales compared to 38% in 1998. The Cherished Teddies line represented 21.7% of 1999 sales compared to 20% in 1998. Compared to the same period last year-end, members of the Precious Moments collector clubs were down approximately 21% and the members of the Cherished Teddies collector club were down approximately 18%.

     Total Company unfilled orders as of year-end were down approximately $9 million or 15% compared to the same period last year. Net orders entered are orders received and approved by the Company, subject to cancellation for various reasons, including credit considerations, inventory shortages and customer requests.

     In order to improve customer deliveries, improve customer service and reduce working capital, the Company in the United States will be changing its seasonal shipping patterns in 2000. Starting in 2000, new product introductions will be grouped by occasion and shipped to arrive in retail stores based on a predetermined shipping schedule. Generally, product will be purchased later and shipped to customers later allowing the Company to reduce inventory and reduce the extended terms offered on the sale of seasonal product. This change will not materially impact the Company's annual results of operations. However, the change will result in sales being deferred from the second to the third quarter. If this new shipping pattern had been in effect in 1999, it would have shifted approximately $20 million of sales from the second quarter of 1999 to the third quarter of 1999. The seasonal pattern of quarterly operating profit will follow the sales pattern and will be affected by the impact of fixed costs on the quarterly sales changes.

     Gross profit decreased in 1999 following the sales decrease and due to a $9.6 million inventory writedown. In the fourth quarter of 1999, the Company wrote down the value of its United States inventory by $9.6 million to reflect the anticipated market value of products sold through its traditional collectible, card and gift channels. This channel has three years of sales decreases and is not expected to improve in the near term. Also, the members of the Company's collector clubs supporting this channel have declined. The Company has discontinued some of the collector clubs. These conditions have resulted in inventory supplies well in excess of demand. To reflect these market conditions and preserve collectibility of its continuing product lines, the Company has written-down the value of inventories. The majority of the products will be destroyed.

     The Company's gross profit margin, expressed as a percentage of net sales was 46.0% of sales in 1999 (before the fourth quarter writedown of $9.6 million) compared to 46.3% in 1998. The decrease was due to lower margins in the United States due to product and channel sales mix as all products and channels do not have the same gross margins. International gross profit margins improved compared to 1998 due to sales mix and lower fixed costs.

     Selling, distribution, general and administrative expenses, which are largely fixed, decreased 10.3% in 1999 versus 1998 and represented 35.4% of sales in 1998 compared to 37.3% in 1999. The 1999 expenses were a higher percentage of sales principally due to the impact of lower sales on fixed costs. The 1999 reductions in expenses were from lower variable expenses (approximately 10% of sales) due to the lower sales volumes and reductions from cost controls and work force reductions compared to 1998.

     Due to the factors described above, 1999's operating profit decreased 51.8% in 1999 compared to 1998. All of the decrease in operating profit was from the United States. International operating profit increased compared to 1998.

1998 COMPARED TO 1997

Sales decreased 5% in 1998 with decreases in all geographic areas. Sales in the United States decreased 5% and international sales decreased 6%. International sales amounted to 19% of 1998 and 1997 sales. The sales decreases reflected lower retailer ordering, due in part to high retail inventory levels combined with the Company's initiatives of tighter credit policies, lower inventories and fewer stock keeping units. The tighter credit controls and improved customer service reduced returns and allowances by approximately 1% of sales in the United States. The Precious Moments line represented 38% of total 1998 sales, compared to 36% in 1997 and the Cherished Teddies line represented 20% of sales in 1998 and 1997. Year-end 1998 club members for the Precious Moments line decreased 8% compared to 1997 and club members for the Cherished Teddies line decreased 1% compared to 1997.

     In the United States, the Company in 1998 and 1999 was in the process of analyzing the total economic return for all of its product lines, with the objective to improve the supply chain economics from factory to customer and to phase out those product lines that do not have adequate returns. As these lines are phased out during the next year, the absence of sales from these lines will reduce sales volumes. This process was expanded to the international locations in 1999. Partly reflecting the reduction of product offerings and improved deliveries, total unfilled orders as of year-end 1998 were down approximately $28 million or 32% compared to 1997. This trend continued in 1999. Also, the reduction in unfilled orders was due to slowing retail demand due, in part, to high retail inventory levels of certain products and to changing buying practices of many retailers, reflecting, in part, the improved deliveries of products. In response to the high retail inventories, the number of new product introductions for the Precious Moments and Cherished Teddies lines has been reduced and promotions have been offered to assist retailers in moving inventories. The fourth quarter sales decrease of 12% was greater than the full year sales decrease due to the same factors mentioned above, including a weak retail environment during the fourth quarter of 1998 and the fact that the economic return analysis was further along.

     Gross profit decreased in 1998 following the sales decrease, but gross profit as a percentage of net sales improved to 46.3% in 1998 compared to 45.6% in 1997 due, primarily in the United States, to improved product sales mix reflecting the Company's efforts to eliminate low margin products and to manage and lower inventory levels.

     Selling, distribution, general and administrative expenses, excluding a third quarter 1997 $18 million pretax charge to downsize and move the Company's Westfield, Mass. corporate headquarters, decreased 5.2% in 1998 versus 1997 and amounted to 35.4% of sales for both years. The 1998 reduction in expenses was due primarily to lower general and administrative expenses in the United States. The reductions were from cost controls, the start of benefits from downsizing the Company's Westfield, Mass. corporate headquarters, and a reduction of compensation resulting from the expiration on December 31, 1997 of an executive officer's employment agreement. The reductions in expenses resulting from the corporate downsizing and the expiration of the executive officer's employment agreement were approximately $5 million. In 1998, the Company reduced the worldwide workforce by approximately 20%. In the United States, two warehouses were closed, the third warehouse shift was eliminated and a workforce reduction during the first quarter resulted in a $1 million pretax expense. In the United Kingdom, two small manufacturing operations were eliminated and expenses were incurred to further reduce fixed costs and improve margins.


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

     Due to the factors described above, operating profit increased in 1998, and represented 10.9% of sales compared to 10.2% in 1997, excluding the 1997 $18 million downsizing charge. Due to the same factors, fourth quarter operating profit increased on lower sales, and represented 7.0% of sales compared to 4.4% of sales in 1997, with increased operating profit in the United States more than offsetting international decreases.

GOODWILL WRITEDOWN

As a result of a 1998 analysis and assessment of all company assets and returns, it was determined that the goodwill component of the 1994 United Kingdom acquisitions did not reflect the current market value. During the fourth quarter of 1994, the Company purchased two United Kingdom Companies, Border Fine Arts, a maker of animal sculptures and figurines, and Lilliput Lane, a maker of miniature cottages.

     These acquisitions resulted in approximately $65 million of goodwill which was being amortized over forty years. The expected growth potential of these acquisitions worldwide never materialized and results have decreased since the acquisitions, with sales decreasing 10% in 1998. Additionally, the Company's plans did not project significant rapid growth of these businesses in the future. These circumstances triggered an asset impairment review in accordance with SFAS No. 121 "Accounting for the Impairment of the Long-lived Assets." After analyzing the expected future cash flows of these businesses, the Company determined that the fair value of the goodwill was $46 million dollars less than the carrying value as of December 31, 1998, and recorded a fourth quarter non-cash $46 million charge before and after tax amounting to $2.83 per diluted share. The remaining goodwill for the 1994 United Kingdom acquisitions as of December 31, 1999 is approximately $11.7 million and will be amortized over the next 20 years.

INTEREST EXPENSE AND OTHER EXPENSE

Interest expense, net of investment income, decreased slightly from 1998 from lower average loans despite slightly higher interest rates. Other income/expense, net in 1999 benefited from a net gain on the sale of assets in the first quarter of 1999 of approximately $350 thousand and a reduction in the amount of goodwill resulting from the lower amount of goodwill to be amortized due to the 1998 $46 million write-off.

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

INCOME TAXES

The 1999 tax provision includes a $15 million benefit related to prior year accruals for tax assessments which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 1999 effective tax rate (excluding the 1999 $15 million benefit) was 38% and lower compared to 45% in 1998 (excluding the impact of the $46 million goodwill writedown), due primarily to the impact of lower goodwill amortization in 1999 which does not receive a tax benefit, a change in mix between the United States and international earnings, and a United States tax benefit on the third quarter sale of the Company's Mexican assembly and packaging subsidiary.

     The effective tax rate in 1998 (excluding the impact of the $46 million goodwill writedown which did not receive a tax benefit) was 45% and was lower than the 1997 effective tax rate due primarily to a higher percentage of total before tax income from the United States, which has a lower effective tax rate.


INFLATION, CHANGING PRICES
AND ECONOMIC CONDITIONS

Although the Company's operations are affected by general economic trends, inflation and changing prices did not have a material impact on 1999 and 1998 income statement results compared to prior years. International operations were unfavorably affected in 1999 by the currency translation of local currencies into United States dollars. International operations in total were not materially impacted by currency translation for 1998. The value of the U.S. dollar versus international currencies where the Company conducts business will continue to impact the future results of these businesses. In addition to the currency risks, the Company's international operations, including sources of imported products, are subject to the risks of doing business abroad, including reliance on third party overseas manufacturers, import or export restrictions and changes in economic and political climates. The fluctuations in net sales and operating profit margins from quarter to quarter are partially due to the seasonal characteristics of the Company's business.

FINANCIAL CONDITION

The Company historically has satisfied its capital requirements with internally generated funds and short-term loans. Working capital requirements fluctuate during the year and are generally greatest during the third quarter and lowest at the beginning of the first quarter.

     The 1999 major sources of funds from operating activities for continuing operations were from net income, depreciation, amortization, lower net accounts receivable and inventories. Accounts receivable decreased due to lower fourth quarter sales compared to the prior year. Inventories decreased due to the Company's efforts to eliminate low margin products, to manage and lower inventory levels and to a $9.6 million inventory writedown to reflect market conditions in the Company's United States collectible, card and gift channels. The source of funds in 1999 from other assets primarily represents the sale of the Company's Spanish manufacturing subsidiary. The 1999 major use of funds from continuing operations was lower accounts payable, accrued expenses and income taxes payable. Accounts payable, accrued expenses and retirement benefits decreased due to timing of payments and to the payment of amounts due from the provision to downsize corporate headquarters and for payments due relating to the 1997 sale of discontinued operations. The balances remaining to be paid for the corporate downsizing and the 1997 sale of discontinued operations are $6.5 million and $2.3 million, respectively. The majority of the corporate downsizing balance is expected to be paid through 2001. The majority of the balance for discontinued operations will be paid and/or settled in 2000. In addition to timing effects, the 1999 taxes payable decreased $15 million due to the reversal of tax accruals no longer required. The changes in deferred taxes reflect changes in timing of payments and changes in reserves. Note 9 to the Financial Statements provides a detailed summary of taxes. The Company has filed and continues to file tax returns with a number of taxing authorities worldwide. While the Company believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. The Company has established accruals for tax assessments. These accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Based upon the Company's current liquid asset position and credit facilities, the Company believes it has adequate resources to fund any such assessments. To the extent accruals differ from actual assessments, the accruals will be adjusted through the provision for income taxes. In 1999, the adjustment was a tax benefit of $15 million. The majority of the open tax years become closed for assessments at the end of December for the particular open year.

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

     A major use of cash in investing activities has been for capital expenditures for information systems, equipment and office replacements. The sources of funds for all such expenditures were from cash and investments. Capital expenditures of $7 million are planned for 2000. Proceeds from the sale of discontinued operations are from the sale of the Hamilton United States Direct Response businesses and the sale of the majority of the operations of the Worldwide Direct Selling business. Part of the proceeds of the sales are being held in escrow, with up to $3.8 million payable to the Company on or after May 23, 2000, subject to certain conditions. Proceeds from the sales of property, plant and equipment in 1999 primarily represents the sale of the Company's former Westfield, Mass. corporate headquarters.

     During the third quarter, the Company sold the shares in its Mexican assembly and packaging subsidiary for its net book carrying value. The assets sold were primarily accounts receivable of $284,000, inventories of $1,004,000 and property, plant and equipment of $458,000, net of liabilities of $206,000. Also, during the third quarter, the Company sold the shares in its Spanish manufacturing subsidiary (Cosmhogar), formerly part of its discontinued direct selling group, for a nominal value. The net investment in the subsidiary had been recorded in other non-current assets.

     The major uses of cash in financing activities were for dividends to shareholders and purchases of common stock. Purchases of common stock included shares repurchased by the Company and shares received from optionees to pay for the exercise price of options. Note 5 to the Financial Statements provides a detailed summary of Treasury Stock activity. The Company has an authorized program to purchase shares of common stock for the Company depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 1999, 1.05 million shares remained available for purchase under the program. The Company's earnings, cash flow, and available debt capacity have made and make stock repurchases, in the Company's view, one of its best investment alternatives. The 1999 increase in notes and loans payable was used for the purchases of common stock.

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

     In August 1995, the Company entered into a five-year $200 million multicurrency revolving credit agreement with various banks, which can be used for working capital, investing and financing activities. In April of 1999, at the Company's election, the size of the credit facility was reduced to $150 million lowering the associated fees. The agreement has an annual facility and agency fee as well as a margin supplement for Eurocurrency rate loans where more than one-third of the commitment is utilized. The agreement contains financial covenants that include requirements, as defined, for minimum net worth, interest coverage and maximum borrowings. None of these covenants are expected to have an adverse effect on the Company's ability to operate in the future. One of the covenants limits the maximum borrowings under the agreement to the level of shareholders' equity, which amounted to $114.4 million as of December 31, 1999.

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

DISCONTINUED OPERATIONS

On May 22, 1997, the Company completed the previously announced sale of the Company's United States Hamilton Direct Response businesses to The Crestley Collection, Ltd., an affiliate of The Bradford Group, for approximately $48.3 million, including repayment of $30.8 million of intercompany debt, subject to certain conditions. In connection with the sale, the Company recorded in the first quarter of 1997 a $35 million after tax charge consisting mainly of the writedown of goodwill, current assets and associated transaction and severance costs. Under the sale agreement, until May 22, 2000, in most cases, the Company agreed to indemnify Bradford for damages (up to a maximum of $10 million) suffered by Bradford resulting from certain breaches by the Company and any unpaid taxes for which no applicable financial reserve existed. As part of the transaction, Bradford and the Company entered into two license agreements pursuant to which the Company will license certain proprietary and licensed lines of products to Bradford for an initial five-year period.

     On December 18, 1997, the Company completed the previously announced sale of the majority of the operations comprising its Worldwide Direct Selling Group to Laboratoires de Biologie Vegetale Yves Rocher of France. Subject to certain conditions, the sale price was approximately $68.4 million in cash ($44 million after taxes and transaction fees) for the stock and assets sold in connection with the sale. The Company recorded in the fourth quarter of 1997 a $6 million after-tax charge, primarily to write down assets that were not part of the sale. Under the sale agreement, until December 18, 2000, in most cases, the Company agreed to indemnify Yves Rocher for damages (in amounts up to $19.2 million) suffered by Yves Rocher resulting from certain breaches by the Company. As part of the transaction, the Company's manufacturing subsidiary, Cosmhogar S.A., located in Spain, entered into a supply agreement and related license agreement with Yves Rocher for terms of one year for cosmetics and personal care products and five years for household care products. The Cosmhogar facility was sold in 1999. Also, as part of the agreement, the Stanhome name was sold with the business of the Worldwide Direct Selling Group. In July 1998, the Company paid Yves Rocher, the purchaser of the Direct Selling business, $1.875 million ($1.125 million after taxes) from previously established reserves to settle and compromise certain asserted claims relating to the sale of the Direct Selling business.

     Accordingly, the applicable financial statements and related notes have been reclassified to present these two divested business segments as discontinued operations. Therefore, the operating results of these two divested segments have been segregated and reported as discontinued operations in the statements of income and statements of cash flows.

     Note 2, Discontinued Operations, to the consolidated Financial Statements provides additional information on the two discontinued operations.

YEAR 2000 COMPLIANCE PROGRAM

A Company-wide program initiated by management in early 1997 to update all necessary information technology and non-technology systems to achieve Year 2000 Compliance was completed for all internal systems in November 1999. This was accomplished by internal correction or the replacement of existing systems, computer software and hardware. The capital and operating cost of addressing Year 2000 issues was approximately $1,150,000 (excluding internal labor costs) and were within the budget established with approximately 70% capital and 30% expense. No additional expenses are planned or expected and the Year 2000 Project is considered closed. Most Year 2000 project work was accomplished with the use of internal resources. While this effort was substantial, it was combined with other planned systems improvement, replacement and maintenance projects. Thus the Year 2000 work did not adversely affect planned improvements in the Company's systems, computer applications and hardware environment.

     The Company is not aware of the occurrence of any Year 2000 internal or external (customer or supplier) faults but continues to monitor all aspects.

EURO CURRENCY

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

     After a thorough review, the Company anticipates that there will be minimal impact on its operations during the transition period. The Company is preparing to meet the requirements of critical suppliers and customers during this period and expects to be ready for the full conversion by January 1, 2001, one year ahead of the mandatory conversion date. The Company does not expect the introduction of the euro to have a material impact on its earnings or consolidated financial position.

STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

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

     Actual results of the Company may differ materially from the estimates and other projections contained in the Company's forward-looking statements and the assumptions on which they are based. A description of some of the important factors that could cause such material differences is set forth in the Company's Form 10-K for the year ended December 31, 1999, filed under the Securities Exchange Act of 1934. The Company undertakes no obligation to update or publish in the future any forward-looking information.

CONSOLIDATED BALANCE SHEETS

Enesco Group, Inc.
December 31, 1999 and 1998

ASSETS
(In thousands)                                                    1999              1998

CURRENT ASSETS:
Cash and certificates of deposit (including interest
 bearing demand deposits)                                       $10,819          $17,905
Accounts receivable, net                                         81,553           86,171
Inventories                                                      62,317           81,740
Prepaid expenses                                                  3,763            4,672
Taxes on income                                                  12,680           15,199
                                                                 ------           ------
Total current assets                                            171,132          205,687
                                                                -------          -------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land and improvements                                             3,960            4,355
Buildings and improvements                                       36,224           38,231
Machinery and equipment                                          12,514           13,262
Furniture and fixtures                                           29,049           28,634
Transportation equipment                                            497              506
                                                                   ----             ----
                                                                 82,244           84,988
Less - accumulated depreciation and amortization               (51,251)         (51,375)
                                                               -------          -------
Property, plant and equipment, net                               30,993           33,613
                                                                 ------           ------
OTHER ASSETS:
Goodwill and other intangibles, net                              38,410           40,816
Other                                                            25,438           27,287
Deferred income taxes                                            11,394           12,546
                                                                 ------           ------
Total other assets                                               75,242           80,649
                                                                 ------           ------
                                                               $277,367         $319,949
                                                               ========         ========




The accompanying notes are an integral part of these financial statements.


Liabilities And Shareholders' Equity
(In thousands)                                         1999             1998

CURRENT LIABILITIES:
Notes and loans payable                               $28,178           $7,900
Accounts payable                                       21,296           25,373
Taxes on income                                        43,196           56,614
Accrued expenses  -
  Payroll and commissions                               5,337            5,385
  Royalties                                             6,565            6,826
  Postretirement benefits                               4,740            5,280
  Other                                                19,386           23,453
                                                       ------           ------
Total current liabilities                             128,698          130,831
                                                      =======          =======

LONG-TERM LIABILITIES:
Postretirement benefits                                28,273           31,494
Deferred income taxes                                   5,964            7,043
                                                        -----            -----
Total long-term liabilities                            34,237           38,537
                                                       ======           ======

COMMITMENTS AND CONTINGENCIES (NOTE 11)
SHAREHOLDERS' EQUITY:
Common stock, par value $.125 -
  Authorized 80,000 shares
  Issued 25,228 shares                                  3,154            3,154
Capital in excess of par value                         48,754           48,506
Retained earnings                                     326,305          315,335
Accumulated other comprehensive income                (2,843)          (2,258)
                                                      -------          -------
                                                      375,370          364,737
Less - Shares held in treasury, at cost  -
Common stock, 11,753 shares in 1999 and
9,377 in 1998                                        (260,938)        (214,156)
                                                      -------          -------
Total shareholders' equity                            114,432          150,581
                                                      -------          -------
                                                     $277,367         $319,949
                                                     ========         ========


Consolidated Statements of Income

Enesco Group, Inc.
For the Years Ended December 31, 1999, 1998 and 1997


(In thousands, except per share amounts)                            1999             1998           1997

Net sales                                                          $384,044         $451,040       $476,183
Cost of sales                                                       217,006          242,166        259,097
                                                                   --------         --------       --------
Gross profit                                                        167,038          208,874        217,086

Selling, distribution, general and administrative expenses          143,387          159,766        186,468
                                                                   --------         --------       --------
Operating profit                                                     23,651           49,108         30,618

Interest expense                                                     (3,330)          (3,575)        (6,783)
Goodwill writedown                                                        -          (46,000)             -
Other expense, net                                                   (1,036)          (2,828)        (3,005)
                                                                   ---------        --------       --------
Income (loss) before income taxes from continuing                    19,285           (3,295)        20,830
operations

Income taxes (benefit)                                               (7,591)          19,148         10,285
                                                                   --------         ---------      ---------
Income (loss) of continuing operations, net of taxes                 26,876          (22,443)        10,545

Income of discontinued operations, net of taxes                           -                -          2,158
Net loss on sale of discontinued operations                               -                -        (41,000)
                                                                   --------         --------       --------
Net income (loss)                                                  $ 26,876         $(22,443)      $(28,297)
                                                                   ========         ========       ========
EARNINGS (LOSS) PER COMMON SHARE:
BASIC: Continuing operations                                          $1.88           $(1.38)         $(.60)
    Discontinued operations                                               -                -           (.12)
    Sale of discontinued operations                                       -                -          (2.33)
                                                                   --------         --------       --------
    Total                                                             $1.88           $(1.38)        $(1.61)
                                                                      =====         ========       ========
DILUTED: Continuing operations                                        $1.87           ($1.38)         $(.60)
    Discontinued operations                                               -                -           (.12)
    Sale of discontinued operations                                       -                -          (2.32)
                                                                   --------         --------       --------
Total                                                                 $1.87           $(1.38)        $(1.60)
                                                                   ========         ========       ========



The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Retained Earnings

Enesco Group, Inc.
For the Years Ended December 31, 1999, 1998 and 1997

(In thousands, except per share amounts)                           1999       1998          1997

Balance, beginning of year                                       $315,335     $355,806      $403,805
Net income (loss)                                                  26,876     (22,443)      (28,297)
Cash dividends, $1.12 per share in 1999, 1998 and 1997           (15,906)     (18,028)      (19,702)
                                                                 -------      -------       -------
Balance, end of year                                             $326,305     $315,335      $355,806
                                                                 ========     ========      ========





Consolidated Statements of Comprehensive Income

Enesco Group, Inc.
For the Years Ended December 31, 1999, 1998 and 1997


(In thousands)                                                1999       1998        1997

Net income (loss)                                             $26,876    ($22,443)  ($28,297)
Other comprehensive income:
Cumulative translation adjustments (no tax effects)             (585)       (,739)     19,602
Total other comprehensive income                                (585)       (,739)     19,602
                                                               -----        -----      ------
Comprehensive income (loss)                                   $26,291    ($23,182)   ($8,695)
                                                              =======    ========    =======



The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Enesco Group, Inc.
For the Years Ended December 31, 1999, 1998 and 1997


(In thousands)                                                               1999       1998            1997
OPERATING ACTIVITIES:
Net income (loss)                                                            $26,876    ($22,443)       ($8,297)
Less - Net income discontinued operations                                          -            -        (2,158)
     - Net loss on sale of discontinued operations                                 -            -         41,000
Adjustments to reconcile continuing operations net
  income to net cash provided by operating activities:
   Depreciation and amortization of property, plant and equipment              5,285        5,649          5,701
   Allowance for (gains) losses on accounts receivable                         1,116      (1,846)          1,255
   Deferred income taxes                                                       3,392        3,385       (11,195)
   Amortization of other assets                                                2,224        3,195          3,479
   Goodwill writedown                                                              -       46,000              -
   (Gains) losses on sale of capital assets                                    (526)          (3)              1
   Changes in assets and liabilities:
      Notes and accounts receivable                                            3,205       17,256         24,871
      Inventories                                                             18,940       25,964       (25,171)
      Prepaid expenses                                                           863      (2,182)            994
      Other assets                                                             1,847          164        (8,820)
      Accounts payable and accrued expenses                                  (8,401)     (18,113)        (1,709)
      Taxes on income                                                       (14,296)      (9,602)         33,281
      Long-term postretirement benefits                                      (3,221)      (5,229)         22,339
      Operating activities of discontinued operations                             -            -        (5,072)
                                                                             ------       ------          ------
Net cash provided by operating activities                                    37,304       42,195         50,499
                                                                             ------       ------         ------
INVESTING ACTIVITIES:
Purchase of property, plant and equipment                                    (5,058)      (4,520)        (4,944)
Proceeds from sale of discontinued operations                                      -            -         85,939
Proceeds from sales of property, plant and equipment                           2,713          848           759
Investing activities of discontinued operations                                  -            -         (1,181)
                                                                            ------       ------          ------
Net cash provided (used) by investing activities                            (2,345)      (3,672)         80,573
                                                                            ------       ------          ------
FINANCING ACTIVITIES:
Cash dividends                                                              (15,906)     (18,028)       (19,702)
Exchanges and purchases of common stock                                     (47,198)     (39,841)       (23,906)
Notes and loans payable                                                       20,607        (394)       (69,737)
Exercise of stock options                                                          -        2,307          2,144
Other common stock issuance                                                     664          411            245
Financing activities of discontinued operations                                   -            -          6,071
                                                                           -------      -------       --------
Net cash used by financing activities                                      (41,833)     (55,545)      (104,885)
                                                                           -------      -------       --------
Effect of exchange rate changes on cash and cash equivalents                 ( 212)       ( 797)         ( 769)
                                                                            -------      -------       --------
Increase (decrease) in cash and cash equivalents                             (7,086)     (17,819)         25,418
Cash and cash equivalents, beginning of year                                 17,905       35,724         10,306
                                                                             ------       ------         ------
Cash and cash equivalents, end of year                                      $10,819      $17,905        $35,724
                                                                            =======      =======        =======



The accompanying notes are an integral part of these financial statements.

Notes To Consolidated Financial Statements

December 31, 1999, 1998 and 1997

1. ACCOUNTING POLICIES:

The accompanying consolidated financial statements include the accounts of Enesco Group, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in the consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principals requires the use of management's estimates. Actual results could differ from those estimates. Certain reclassifications have been made in the 1997 and 1998 financial statements to conform to the 1999 presentation, which reflects certain operations that were discontinued in 1997 and are described in Note 2. The continuing operations, which operate in a single industry, design, and manufacture primarily through third parties located in the Pacific Rim, and market a wide variety of licensed and proprietary branded gifts and collectibles to retail stores primarily throughout the United States, Canada and Europe.

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

     The carrying amount of cash and certificates of deposit and notes and loans payable approximate fair value. The Company considers all highly liquid securities, including certificates of deposit, with maturities of three months or less, when purchased to be cash equivalents.

     Advertising costs are expensed in the year incurred. Advertising expense was $3,525,000 in 1999, $5,250,000 in 1998 and $2,950,000 in 1997.

     The Company recognizes revenue as merchandise is turned over to the shipper and a provision for anticipated merchandise returns and allowances is recorded based upon historical experience. Amounts billed to customers for shipping and handling orders and collector club subscriptions are netted against the associated costs. License and royalty fees received by the Company are recognized as revenue.

     Accounts receivable was net of reserves for uncollectible accounts, returns and allowances of $10,416,000 and $9,300,000 at December 31, 1999 and 1998,
respectively.

     Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials and products. The Company values all inventories utilizing the first-in, first-out method. The Company records inventory at the date of taking title, which at certain times during the year results in significant in-transit quantities, as inventory is sourced primarily from China, Taiwan and other Pacific Rim countries.

         The major classes of inventories were as follows (in thousands):

                                           1999            1998

Raw materials and supplies                   $736           $1,185
Work in process                                94              396
Finished goods in transit                  13,221           12,202
Finished goods                             48,266           67,957
                                           ------           ------
                                          $62,317          $81,740
                                           ======           ======


     Concentration of risk for the Company exists in revenue from major product lines, sources of supply of inventory, markets and geographic areas, and trade receivables. The majority of product sales are under licensed rights from third parties. The two largest licensed lines represented approximately 59% of the Company's total sales for 1999, 58% of total sales for 1998 and 56% of total sales for 1997. A large portion of acquired inventory is sourced from the Far East, principally China. A significant portion of the Company's operations is located in Europe. Extended credit terms are offered to customers. The Company continually monitors and manages the risks associated with all these activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998, and 1997

     Depreciation is provided over the estimated useful lives of the assets utilizing straight-line and declining balance methods. The methods for financial statement and income tax purposes differ in some circumstances, resulting in deferred income taxes.

     The estimated useful lives of the various classes of assets are:


                                                                                  RANGE IN YEARS
Land improvements                                                                      10-15
Buildings and improvements                                                             15-40
Machinery and equipment                                                                 5-12
Furniture and fixtures                                                                  5-10
Computer equipment                                                                         5
Transportation equipment                                                                 3-8

     Intangible assets, primarily goodwill, result from the allocation of the excess cost of acquisitions over the value of net tangible assets acquired. Intangible assets are amortized using the straight-line method principally over 20 to 40 years. The Company periodically evaluates whether events or circumstances have occurred indicating that the net book value of goodwill has been impaired. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the acquired business' undiscounted future net cash flows compared to the carrying value of goodwill to determine if a writedown is necessary. The results of a year-end 1998 goodwill evaluation are addressed in Note 7. Intangible assets were net of accumulated amortization of $31,842,000 and $29,632,000 at December 31, 1999 and 1998,
respectively.

     Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, the dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury stock method. The number of shares used in the earnings per common share computation for 1999, 1998 and 1997 were as follows (in thousands):

                                                1999           1998           1997
Basic


  Average common shares outstanding             14,329         16,208       17,577

Diluted
  Stock options                                     42             50           84
                                                ------         ------       ------

Average shares diluted                          14,371         16,258       17,661
                                                ======         ======       ======


     In June 1997, the Financial Accounting Standards Board ("FASB") adopted a new standard on reporting comprehensive income, Statement of Financial Accounting Standards ("SFAS") No. 130, which established standards for reporting and display of comprehensive income (net income [loss] together with other non-owner changes in equity) and its components in a full set of general purpose financial statements. The standard became effective for the Company in 1998 and required reclassification of comparative financial statements for prior years. The other comprehensive income contained in these accompanying consolidated statements consists only of cumulative translation adjustments.

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

2. DISCONTINUED OPERATIONS:

     In May 1997, the Company completed the sale of the Company's United States Hamilton Direct Response business to The Crestley Collection, Ltd., an affiliate of The Bradford Group, for approximately $48.3 million, including the repayment of $30.8 million of intercompany debt, subject to certain potential indemnification obligations. $3.8 million of the sale proceeds are being held in escrow in other assets, and are recoverable with interest on May 23, 2000, subject to certain potential indemnification obligations. In connection with the sale, the Company recorded in the first quarter of 1997 a $35 million after tax charge consisting mainly of the writedown of goodwill, current assets and associated transaction and severance costs. The Company has closed Hamilton's foreign operations. Under the sales agreement, until May 22, 2000, in most cases, the Company agreed to indemnify Bradford for damages (in amounts exceeding $500 thousand up to a maximum of $10 million) suffered by Bradford resulting from certain breaches by the Company of its representations, warranties or covenants contained in that agreement and any unpaid taxes for which no applicable financial reserve existed. Except with respect to breaches by the Company of its representations regarding title to assets, taxes and certain covenants in the agreement regarding tax matters, Crestley has no right to indemnification from the Company for claims made after May 22, 2000. To date, no breaches of the agreement have been asserted by Crestley, and the Company is not independently aware that it has breached or may have breached the agreement. In addition, no unpaid, unreserved taxes have been identified. At the time of the closing of the sale, a judgmental reserve was established by the Company for any losses which might be suffered by the Company for any breaches of the agreement or unpaid, unreserved taxes. As part of the agreement, Bradford and the Company entered into two license agreements pursuant to which the Company will license certain proprietary and licensed lines of products to Bradford for an initial five-year period.

     In December 1997, the Company completed the sale of the majority of the operations comprising its Worldwide Direct Selling Group to Laboratoires de Biologie de Vegatale Yves Rocher of France. Subject to certain potential indemnification obligations, the sale price was approximately $68.4 million in cash ($44 million after taxes and transaction fees) for the businesses and assets sold in connection with the sale. The Company recorded in the fourth quarter of 1997 a $6 million after tax charge, primarily to write down assets that were not part of the sale. Under the sale agreement, until December 18, 2000, in most cases, the Company agreed to indemnify Yves Rocher for damages (in the amounts exceeding FF 2.5 million up to a maximum of FF 125 million or $19.2 million) suffered by Yves Rocher resulting from certain breaches by the Company of that agreement. Except with respect to breaches by the Company for any of its representations in the agreement regarding taxes, Yves Rocher has no right to indemnification from the Company for claims made after December 18, 2000. At the time of the closing of the sale, a judgmental reserve was established by the Company for any losses which might be suffered by the Company for any future breaches of the agreement. On March 28, 1998, the Company received from Yves Rocher a claim notice asserting various breaches under the purchase and sale agreement. Without admitting any breach of the agreement or otherwise addressing the merits of Yves Rocher's claims (and in order to avoid the further expenses and distractions of arbitration and litigation), the Company agreed to settle and compromise certain asserted claims of Yves Rocher in a Settlement Agreement with Yves Rocher dated as of July 10, 1998. The Settlement Agreement required, among other things, the payment of $1.875 million to Yves Rocher from certain funds escrowed at the closing under the purchase and sale agreement.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998 and 1997

     Accordingly, the applicable financial statements and related notes have been reclassified to present these two divested business segments as discontinued operations. Therefore, the operating results of these two divested business segments have been segregated and reported as discontinued operations in the consolidated statements of income and statements of cash flows. During 1999 and 1998, there have not been any significant changes in the loss provisions for closing costs and any other loss provisions previously established in connection with the discontinued operations. The approximate components of the 1997 discontinued operations charge were as follows (in thousands):

DIRECT RESPONSE:
Loss on sale - Hamilton U.S. (principally the writedown of goodwill)                     ($23,500)
Provision for closing costs (principally international operations)
  and termination benefits                                                                 (8,500)
Writedown of international current assets due to anticipated proceeds
  being less than carrying value                                                           (3,000)
Transaction fees                                                                           (2,000)
                                                                                          -------
Before tax charge                                                                         (37,000)
Anticipated tax benefit                                                                      2,000
                                                                                         ---------
After tax charge                                                                         ($35,000)
                                                                                         ========


     The anticipated income tax benefits are limited, since most of the international closing costs and writedown of assets are not expected to receive a tax benefit and the United States capital loss is limited due to loss disallowance rules.


DIRECT SELLING:

Gain on sale of Direct Selling operations                                              $24,300
Writedown of assets of remaining Direct Selling operations due to anticipated
  net proceeds being less than carrying value                                           (6,000)
Provision for disposition costs of remaining operations including severance             (2,300)
Transaction fees                                                                        (4,000)
                                                                                        ------
Before tax gain                                                                          12,000
Anticipated tax provision                                                              (18,000)
                                                                                       -------
After tax loss                                                                         ($6,000)
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

     The 1997 operating results of discontinued operations include three months of Direct Response and nine months of Direct Selling. These 1997 operating results are summarized as follows (in thousands):

Net sales of discontinued operations                                       $151,128
                                                                          ========
Income before income taxes from discontinued operations                      $4,632
Income taxes                                                                  2,474
                                                                          ---------
Net income of discontinued operations                                        $2,158
                                                                          ========
Loss on sale of discontinued operations before income taxes               ($25,000)
Income tax charge                                                          (16,000)
                                                                           -------
Net loss on sale of discontinued operations                               ($41,000)
                                                                          ========

     Cash flows from (for) 1997 discontinued operations as shown in the consolidated statements of cash flows are comprised of the following (in thousands):

OPERATING ACTIVITIES:
Net income from operations of discontinued segments                   $2,158
Net loss on sale of discontinued segments                           (41,000)
Depreciation and amortization, losses on accounts
  receivable and losses on sale of capital assets                      2,837
Increase in operating activities                                      30,933
                                                                      ------
Net cash for operating activities of discontinued operations        ($5,072)
                                                                    =======

INVESTING ACTIVITIES:
Purchase of property, plant and equipment                               ($1,407)
Proceeds from sale of property, plant and equipment                         226
                                                                        -------
ANet cash for investing activities of discontinued operations           ($1,181)
                                                                        =======

FINANCING ACTIVITIES:
Notes and loans payable                                                   $6,071
                                                                          ------
Net cash from financing activities of discontinued operations             $6,071
                                                                          ======



3. NOTES AND LOANS PAYABLE:

Notes and loans payable and weighted-average interest rates at December 31, 1999 and 1998 are as follows (in thousands):


                                               1999                          1998
                                        BALANCE   INTEREST RATE    BALANCE       INTEREST RATE
Notes under uncommitted bank lines      $13,178     5.0%            $7,900          5.4%
Notes under committed bank lines         15,000     6.3%                 -             -
                                        -------     ---             ------          ---
Total                                   $28,178     5.7%            $7,900          5.4%
                                        =======     ===             ======          ===


     Total interest paid was $3,200,000 in 1999; $4,198,000 in 1998 and
$6,475,000 in 1997.

Notes To Consolidated Financial Statements

December 31, 1999, 1998 and 1997

     In August 1995, the Company entered into a five-year, $200 million multicurrency revolving credit agreement with various banks, which can be used for working capital, investing and financing activities. In April 1999, at the Company's election, the revolving credit agreement was reduced to $150 million. The revolving credit agreement includes restrictions as to, among other things, the amount of indebtedness, liens and other contingent obligations. The revolving credit agreement also requires maintenance of minimum levels of interest coverage and consolidated indebtedness. Under the revolving credit agreement, the Company's consolidated indebtedness is limited to 50% of the total capitalization of the Company. As a result, at December 31, 1999, the Company's consolidated indebtedness is limited to $114 million. The revolving credit agreement has an annual facility fee of .10% per annum, an agency fee and margin supplement for Eurocurrency rate loans where more than one-third of the commitment is utilized. The revolving credit agreement has two interest rate options: The Alternate Base Rate (as defined) and the Eurocurrency Advance Rate (as defined) plus an applicable margin. At December 31, 1999, borrowings under the revolving credit agreement amounted to $15 million.

     At December 31, 1999, the Company had formal and informal unused lines of credit of approximately $316 million, including the $150 million multicurrency revolving credit line described above. The informal lines are bank lines that have no commitment fees. At December 31, 1999, all open borrowings were demand notes with a weighted-average interest rate of approximately 5.0%.

4. EMPLOYEE BENEFIT PLANS:

As part of the downsizing of the corporate headquarters, the Company's employee defined benefit plan was terminated on November 15, 1998.

     The Company has various non-qualified supplemental retirement plans. Benefits from these supplemental plans will be paid from the Company's assets.

     The Company has established grantor trusts to provide funding for some of these non-qualified plans. The trusts are irrevocable and assets contributed are subject to the claims of creditors and, therefore, they are not considered plan assets reportable as a funding component under paragraph 19 of SFAS No. 87. The assets held in these trusts at December 31, 1999 and 1998, consist of fixed income securities accounted for at the lower of cost or market and amounted to $19.4 million and $19.0 million, respectively. These assets are included in other assets in the accompanying consolidated balance sheets.

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

     In 1998, the service cost was reduced as a result of retirements and terminations in 1997, as discussed above. The interest cost and expected return on plan assets in 1998 were reduced as a result of settlement of 97% of the defined benefit plan's liabilities in 1997, in accordance with SFAS No. 88. This settlement also eliminated the amortization expenses in 1998. The remaining liability of $855,000 was settled in 1998.

     In February 1998, the FASB adopted SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." This standard became effective for the Company at year-end 1998 and required restatement of pension and other postretirement benefit disclosures for prior years.

     The following tables set forth the domestic plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1999 and 1998 (in thousands):

                                                       1999              1998


CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year               $19,992            $20,042
Service cost                                              370                375
Interest cost                                           1,000                424
Benefits paid                                         (1,053)              (964)
Actuarial loss (gain)                                   (639)                115
                                                      -------            -------
Benefit obligation at end of year                     $19,670            $19,992
                                                      =======            =======
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year             $8               $855
Actual return on plan assets, net of expenses             (8)                  1
Employer contributions                                      -                587
Annuity contract true-up                                    -              (471)
Settlement payments                                         -              (776)
Benefits paid                                               -              (188)
                                                      -------            -------
Fair value of plan assets at end of year                   $-                 $8
                                                      =======            =======

FUNDED STATUS:
Prepaid (accrued) benefit cost                      ($19,670)          ($19,984)
                                                    =========          =========
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
  BALANCE SHEETS CONSIST OF:
Prepaid benefit cost                                       $-                 $8
Accrued benefit liability                            (19,670)           (19,992)
                                                      -------            -------
Net amount recognized at end of year                ($19,670)          ($19,984)
                                                      =======            =======

ADDITIONAL YEAR-END INFORMATION FOR
  PENSION PLANS WITH ACCUMULATED BENEFIT
  OBLIGATIONS IN EXCESS OF PLAN ASSETS:
Projected benefit obligation                          $19,670            $19,992
Accumulated benefit obligation                        $19,670            $16,606
Fair value of assets                                        -                  -

Notes To Consolidated Financial Statements

December 31, 1999, 1998 and 1997


                                                             1999           1998           1997
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost                                                 $   370       $   375       $ 5,356
Interest cost                                                  1,000           424         2,696
Expected return on plan assets                                    --          (37)       (2,327)
Amortization of prior service cost                                --            --           187
Amortization of transitional (asset) or obligation                --            --            21
                                                               -----        ------         -----
                                                               1,370           762         5,933

Additional SFAS No. 88 charge (gain) recognized due to:
Curtailment                                                     --            --           1,065
Settlement/actuarial (gain)                                     (639)          617          (229)
                                                               -----         -----         -----
Net periodic benefit cost                                    $   731       $ 1,379       $ 6,769
                                                               =====         =====         =====


     The above schedules for all years presented include various non-qualified supplemental retirement plans. The weighted-average discount rate used to measure the projected benefit obligation and the rate of increase in future compensation levels both range from 5-7% and the expected long-term rate of return on assets is 5-9%.

     The qualified pension plan was terminated for all participants on November 15, 1998, and an annuity was purchased from Hartford Life Insurance Company as a settlement under SFAS No. 88. The 1999 projected benefit obligation equals the accumulated benefit obligation in 1999, since all the participants are vested and with the exception of one employee, all are no longer employees and no future compensation increases are planned for participants in the plan.

     In addition to providing pension benefits, the Company had sponsored a defined benefit postretirement health care and life insurance plan. Employees became eligible for the benefits under this plan when they reached allowable retirement age while working for the Company. Those benefits are provided principally through insurance companies whose premiums are based on the anticipated benefits to be paid. The total costs for such retired employee benefits were principally accrued during their active employment. All of the benefits for these plans are vested and virtually all the participants are no longer employees. The benefits to participants are either fixed dollar amounts per year or a percentage of insurance premiums paid per year.

     The following table sets forth the funded status of the plan reconciled with the amount shown in the Company's consolidated balance sheets at December 31, 1999 and 1998 (in thousands):


                                                                      1999           1998
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                               $3,303          $3,139
Service cost                                                              -              175
Interest cost                                                            115              50
Actuarial (gain) loss                                                    207             (61)
Benefits paid                                                           (370)              -
                                                                     -------         -------
Benefit obligation at end of year                                      3,255           3,303
                                                                     -------         -------

FUNDED STATUS:
Prepaid (accrued) benefit cost                                       ($3,255)        ($3,303)
                                                                     =======         =======

     Net periodic postretirement benefit expense includes the following components (in thousands):


                                                       1999          1998         1997
Service cost                                             $ -         $175         $85
Interest cost                                            115           50          55
Recognized actuarial (gain) loss                         207          (61)       (453)
                                                         ---         ----       -----
Net periodic benefit cost                               $322         $164       $(313)
                                                        ====         ====       =====

     A 13% annual rate of increase after the year 2000 in per capita cost of covered health care benefits was assumed. Participants with fixed dollar benefits are included at actual cost. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1999 by $120,000 and the interest cost components of the net postretirement benefit expense for the year then ended by $6,000.

     The weighted-average discount rate used in determining the accumulated postretirement benefit was 5%.

     In addition, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, profit sharing and retirement plan expense amounted to $1,700,000 in 1999, $3,455,000 in 1998 and $9,700,000 in 1997.

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

     If the New Rights become exercisable after any person acquired or tenders for 15% or more of the common stock then outstanding (except through an offer for all common stock that has been approved by the Board), each New Right not owned by that person or related parties will enable its holder to purchase, at the New Right's exercise price, common stock (or other securities or assets, or a combination thereof) having double the value of the exercise price. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

     The New Rights, which have no voting power, expire on July 22, 2008, subject to extension. Upon approval by the Board, the New Rights may be redeemed for $.01 each under certain conditions.

     In 1996, the shareholders approved a new Stock Option Plan previously adopted by the Board of Directors which provides for both incentive and non-qualified stock options. Options for up to 1,500,000 shares of common stock may be granted under the 1996 Plan. The 1996 Plan, as amended by the Board in 1998, provides that non-qualified options for 1,500 shares of common stock granted annually from 1996 through 1999 to each non-employee Director then serving. The Company also has 1991 and 1984 Stock Option Plans, which provide for both incentive and non-qualified stock options, under which options for up to 2,000,000 and 3,000,000 shares of common stock, respectively, may be granted. No further options may be granted under the 1984 Plan. All three Plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1996 and 1991 Plans, of options to acquire shares of common stock at a price not less than their fair market value at

Notes To Consolidated Financial Statements

December 31, 1999, 1998 and 1997


the time of grant. Other option terms are determined at the time of grant, but normally under the 1984 and 1991 Plans, options have been exercisable only after a one-year waiting period with vesting in four equal annual installments, and expire ten years from the date of grant. Under the 1996 Plan, options become exercisable only after a six-month waiting period and upon the Company's achievement of certain stock value performance criteria at any time during the first eight years after the date of the grant. On the eighth anniversary of the grant, all outstanding options granted under the 1996 Plan will become exercisable. Options granted under the 1996 Plan will expire ten years from the date of grant.

     In 1998, the Board approved a special 1998 Chairman Stock Option Plan which provided for a one-time grant of 14,000 non-qualified stock options to the Company's Chairman of the Board. The options become exercisable six months from date of grant and expire ten years from the date of grant. In 1993 and 1997, the Board approved a Special Interim Chief Executive Officer Stock Option Plan and a 1997 President and Chief Executive Officer Stock Option Plan, respectively, which provided for special grants of non-qualified stock options to the Company's then Chief Executive Officer. The 1993 options vested fully in increments of 10,000 shares during each of the three months in which he served in that capacity. The 1997 grant of 100,000 options vested fully in increments of 12,500 shares each month from November 1997 through June 1998. Both the 1993 and 1997 options become exercisable six months from the date of grant and expire ten years from the date of grant.

     At December 31, 1999, the Company has six stock-based compensation (fixed option) plans, which are described above. The Company applies the intrinsic value based method allowed under APB Opinion No. 25 and related Interpretations in accounting for its fixed stock option plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for option grants since 1994 under the Company's six stock-based compensation plans been determined applying the fair value based method provided for in SFAS No. 123, which became effective in 1996, the Company's net income and earnings per common share for 1999, 1998 and 1997 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):


                                                      1999           1998           1997
Net income (loss)                      As reported    $26,876        ($22,443)       ($28,297)
                                       Pro forma      $25,983        ($23,886)       ($29,181)
Earnings (loss) per
common share diluted                   As reported      $1.87          ($1.38)         ($1.60)
                                       Pro forma        $1.81          ($1.47)         ($1.65)

     The options granted in 1999 and 1998 were under the 1998 Chairman Stock Option Plan and the 1996 Plan. The options granted in 1997 were under the 1997 President and Chief Executive Officer Plan, the 1996 Plan and the 1991 Plan. The fair value of each option grant in 1999, 1998 and 1997 was estimated at the time of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                            1999          1998           1997
Dividend yield yearly                                       4.5%           4.0%           4.0%
Expected volatility                                        45.0%          25.0%          25.0%
Risk-free interest rate                                     5.0%           5.6%           6.0%
Expected life (years)                                       8.0            7.6            6.8
Weighted-average grant-date fair value of
  options granted during the year, per share               $5.66          $6.55          $6.63

     Stock option status and activity under the Company's six stock-based compensation (fixed option) plans is summarized as follows:


                                                                               WEIGHTED-AVERAGE
FIXED OPTIONS                                              SHARES (000S)        EXERCISE PRICE
Outstanding at December 31, 1996                            2,815                 $   30.33
  Granted                                                     566                     28.81
  Exercised                                                  (84)                     23.40
  Forfeited                                                 (116)                    30.46
                                                           ------                     -----
Outstanding at December 31, 1997                            3,181                     30.23

  Granted                                                     150                     28.17
  Exercised                                                   (87)                    24.00
  Forfeited                                                  (231)                    31.83
                                                           ------                     -----
Outstanding at December 31, 1998                            3,013                     30.18

  Granted                                                     590                     16.78
  Forfeited                                                  (285)                    27.01
                                                           ------                     -----
Outstanding at December 31, 1999                            3,318                 $   28.07
                                                           ======                 =========


                                                      1999 SHARES     1998 SHARES   1997 SHARES
                                                         (000s)         (000s)         (000s)
FIXED OPTIONS
Options exercisable at year-end                           2,278          2,013          1,787


     A summary of information about fixed stock options outstanding at December 31, 1999 is as follows:

                                  OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                       WEIGHTED-
                      NUMBER            AVERAGE                         NUMBER
                    OUTSTANDING        REMAINING      WEIGHTED-       EXERCISABLE     WEIGHTED-
RANGE OF            AT 12/31/99       CONTRACTUAL      AVERAGE        AT 12/31/99      AVERAGE
EXERCISE PRICES       (000s)             LIFE      EXERCISE PRICE       (000s)     EXERCISE PRICE
$15 to $26               583             9.3         $  17.19          272            $  16.98
$26 to $36             2,735             4.8         $  30.39        2,006            $  30.79
$15 to $36             3,318             5.6         $  28.07        2,278            $  29.14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998 and 1997

     An analysis of treasury stock transactions for the years ended December 31, 1999, 1998 and 1997 is as follows (in thousands):

                                                                          COMMON STOCK
                                                                        SHARES           COST
Balance December 31, 1996                                              7,325           $151,872
Purchases                                                                793             23,830
Stock option exchanges                                                     2                 76
Exercise of stock options                                               (84)              (354)
Issue of PAYSOP shares                                                   (6)               (26)
Investment Savings Plan - 401(k) issues                                  (1)                (6)
Non-employee Director Stock Plan issues                                  (2)                (7)
                                                                       -----         ---------
Balance, December 31, 1997                                             8,027           175,385

Purchases                                                              1,424            38,982
Stock option exchanges                                                    27               858
Exercise of stock options                                               (87)             (988)
Issue of PAYSOP shares                                                  (12)              (68)
Investment Savings Plan - 401(k) issues                                  (1)               (6)
Non-employee Director Stock Plan issues                                  (1)               (7)
                                                                       -----         ---------
Balance, December 31, 1998                                             9,377         214,156

Purchases                                                              2,413           47,198
Issue of PAYSOP shares                                                   (7)              (77)
Investment Savings Plan - 401(k) issues                                 (25)             (277)
Non-employee Director Stock Plan issues                                  (5)             (62)
                                                                       -----         ---------
Balance, December 31, 1999                                            11,753          $260,938
                                                                      ======          ========


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

     The change in capital in excess of par value resulted from the exercise of stock options, including the related income tax benefit ($1,319,000 in 1998 and $1,790,000 in 1997, respectively), issuance of PAYSOP shares ($30,000 in 1999, $286,000 in 1998 and $136,000 in 1997, respectively) issuance of 401(k) Plan shares ($172,000 in 1999, $12,000 in 1998 and $29,000 in 1997, respectively) and issuance of Non-Employee Director Stock Plan shares ($46,000 in 1999, $31,000 in 1998 and $41,000 in 1997), as noted above.

6. OTHER INCOME (EXPENSE), NET:
Other income (expense), net consists of the following (in thousands):

                                                       1999           1998           1997
Investment income                                     $   579        $   795         $1,456
Other assets amortization                              (2,224)        (3,195)        (3,479)
Other items, net                                          609           (428)          (982)
                                                      -------        -------         -------
                                                      ($1,036)       ($2,828)        ($3,005)
                                                      =======        =======         =======


7. IMPAIRMENT OF LONG-LIVED ASSETS:
In the fourth quarter of 1994, the Company purchased two United Kingdom companies, Border Fine Arts, a maker of animal sculptures and figurines, and Lilliput Lane, a maker of miniature cottages.

     These acquisitions resulted in approximately $65 million of goodwill which was being amortized over 40 years. The expected growth potential of these acquisitions worldwide never materialized and results have decreased since the acquisitions, with sales decreasing 10% in 1998. Additionally, the Company's plans did not project significant rapid growth of these businesses in the future. These circumstances triggered an asset impairment review in accordance with SFAS No. 121 "Accounting for the Impairment of Long-lived Assets" in 1998.

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

     After analyzing the expected future discounted cash flows and market value of these businesses, the Company determined that the fair value of the goodwill was $46 million less than the carrying value as of December 31, 1998, and recorded a fourth quarter non-cash $46 million charge before and after tax, which is included in other expense, net in the accompanying consolidated statements of income. The remaining goodwill as of December 31, 1999 is approximately $11.7 million and will be amortized over the next 20 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998 and 1997


8. GEOGRAPHIC OPERATING SEGMENTS (IN THOUSANDS):
The Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" as of December 31, 1998. The Company operates in one industry segment, predominately in two major geographic areas (United States and Europe). This statement established new disclosure requirements related to operating and geographic segments as presented in the following tables:


GEOGRAPHIC AREAS                                       1999           1998           1997

NET SALES
United States                                          $297,475       $369,221        $388,879
United States inter-company                             (2,539)        (4,637)        (4,897)
International                                            92,522         90,987         96,929
International inter-company                              (3,414)        (4,531)        (4,728)
                                                        -------        -------         ------
Total consolidated                                     $384,044       $451,040        $476,183
                                                       ========       ========        ========

OPERATING PROFIT
United States                                          $16,860        $45,630         $24,054
International                                            6,791          3,478          6,564
                                                         -----          -----          -----
Total consolidated                                     $23,651        $49,108         $30,618
                                                       =======        =======         =======

LONG-LIVED ASSETS
United States                                          $83,258        $86,545         $90,710
International                                           22,977         27,717         76,563
                                                        ------         ------         ------
Total consolidated                                    $106,235       $114,262        $167,273
                                                      ========       ========        ========

CAPITAL EXPENDITURES
United States                                           $2,437         $2,486          $2,982
International                                            2,621          2,034          1,962
                                                         -----          -----          -----
Total consolidated                                      $5,058         $4,520          $4,944
                                                        ======         ======          ======

DEPRECIATION AND AMORTIZATION
United States                                           $5,545         $5,067          $5,904
International                                            1,964         49,777          3,276
                                                         -----         ------          -----
Total consolidated                                      $7,509         $54,844         $9,180
                                                        ======         =======         ======


     Total sales for the United Kingdom for 1999, 1998 and 1997 were in millions $45.7, $47.7 and $49.3, respectively. Total long-lived assets of the United Kingdom for 1999, 1998, and 1997 were in millions $17.4, $17.6 and $65.0, respectively.

     Transfers between geographic areas are made at the market value of the merchandise transferred. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales.

9. INCOME TAXES (IN THOUSANDS):
The domestic and foreign components of the current and deferred tax assets (liabilities) on income consist of the following:


CURRENT TAX ASSETS                                                    1999           1998
United States
Federal  -
  Inventory reserve                                                  $ 4,921         $3,706
  Bad debt reserve                                                     1,554          1,632
  Returns and allowances reserve                                         721            676
  Deferred compensation                                                   -             617
  Other items, net                                                     3,000          5,124
                                                                       -----          -----
                                                                      10,196         11,755
                                                                     -------         ------
State  -
  Inventory reserve                                                    1,098            897
  Bad debt reserve                                                       329            401
  Returns and allowances reserve                                         179            159
  Deferred compensation                                                   -             133
  Other items, net                                                       401          1,132
                                                                     -------         ------
                                                                       2,007          2,722
                                                                     -------         ------
Foreign  -
  Other items, net                                                       477            722
                                                                       -----          -----
Total                                                                $12,680         $15,199
                                                                     =======         =======

DEFERRED  TAX ASSETS
United States
Federal  -
  Postretirement benefits                                            $ 9,320         $10,251
State  -
  Postretirement benefits                                              2,011          2,205
Foreign  -
  Other items, net                                                        63             90
                                                                       -----          -----
Total                                                                $11,394         $12,546
                                                                     =======         =======

DEFERRED TAX LIABILITIES
United States
Federal  -
  Acquisition step-up amortization adjustment                         $3,979         $3,992
  Accelerated depreciation                                               798          1,248
                                                                         ---          -----
                                                                       4,777          5,240
                                                                       -----          -----

State  -
  Acquisition step-up amortization adjustment                            989            992
  Accelerated depreciation                                               198            307
                                                                         ---            ---
                                                                       1,187          1,299
                                                                       -----          -----

Foreign  -
  Accelerated depreciation                                                -             504
                                                                       -----          -----
Total                                                                $ 5,964         $7,043
                                                                     =======         ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998 and 1997


     The United States net current and deferred tax assets are expected to become realizable in future years with future United States taxable income exclusive of reversing temporary differences, consistent with the Company's history.

     The domestic and foreign components of income (loss) before income taxes from continuing operations are as follows:

                                   1999                 1998               1997
Domestic                         $  6,751            $ 34,017            $11,581
Foreign                            12,534             (37,312)             9,249
                                 --------            --------            -------
                                 $ 19,285            ($ 3,295)           $20,830
                                 ========            ========            =======


     The provision for (benefit from) continuing operations income taxes consists of the following:

                                        1999            1998             1997
CURRENTLY PAYABLE:
United States Federal                ($12,000)        $  9,579         $ 13,633
United States State                      (446)           2,917            3,575
Foreign                                 2,263            3,267            4,272
                                     --------         --------         --------
                                      (10,183)          15,763           21,480
                                     ========         ========         ========

DEFERRED:
United States Federal                   2,027            2,714           (8,889)
United States State                       797              638           (2,005)
Foreign                                  (232)              33             (301)
                                     --------         --------         --------
                                        2,592            3,385          (11,195)
                                     ($ 7,591)        $ 19,148         $ 10,285
                                     ========         ========         ========

     A reconciliation of the total effective income tax rate to the statutory Federal income tax rate is as follows:

                                                       1999         1998          1997
Statutory income tax rate                              35.0%        35.0%         35.0%
State taxes, net of federal income tax effect           1.2          5.4           4.9
Impact of foreign tax rates and credits                (0.3)         0.2           2.8
Foreign subsidiaries in loss position receiving
  little or no tax benefit                               --          0.8            --
Impact of nondeductible expenses                        2.5          3.4           6.7
                                                      -----        -----         -----

Subtotal effective income tax rate                     38.4%        44.8%         49.4%
Goodwill writedown                                       --        (625.9)          --
Prior year tax benefit                                (77.8)           --           --
                                                      =====        ======        =====

Total effective income tax rate                       (39.4%)      (581.1%)       49.4%
                                                      ======       =======       =====



     The tax benefit relates primarily to $15,000,000 of prior year accruals for tax assessments which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide.

     The Company made income tax payments of $3,200,000 in 1999, $25,394,000 in 1998 and $6,477,000 in 1997.

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

     The Company periodically uses interest rate swaps to hedge portions of interest payable on debt. In addition, the Company may periodically employ interest rate caps to reduce exposure, if any, to increases in variable interest rates. In October 1996, the Company entered into a three-year interest rate swap with a notional amount of $50 million to effectively convert variable interest on debt to a fixed rate of 6.12%. The Company did not renew the interest rate swap agreement upon its expiration in October 1999.

     The Company may periodically hedge foreign currency royalties, net investments in foreign subsidiaries, firm purchase commitments, contractual foreign currency cash flows or obligations, including third-party and intercompany foreign currency transactions. The Company regularly monitors its foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of underlying exposures.

     The Company enters into various short-term foreign exchange agreements during the year. The purpose of the Company's foreign currency hedging activities is to protect the company from risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. The Company's various subsidiaries import products in foreign currencies and from time to time will enter into agreements or build foreign currency deposits as a partial hedge against currency fluctuations on inventory purchases. Gains and losses on these agreements are deferred and recorded as a component of cost of sales when the related inventory is sold. At December 31, 1999, deferred amounts were not material. The Company makes short-term foreign currency intercompany loans to various international subsidiaries and utilizes agreements to fully hedge these transactions against currency fluctuations. The cost of these agreements is included in the interest charged to the subsidiaries and expensed monthly as the interest is accrued. The intercompany interest eliminates upon consolidation and any gains and losses on the agreements are recorded as a component of other income. The Company receives dividends, technical service fees, royalties and other payments from its subsidiaries and licensees. From time to time, the Company will enter into foreign currency forward agreements as a partial hedge against currency fluctuations on these current receivables. Gains and losses are recognized or the credit or debit offsets the foreign currency payables. As of December 31, 1999, net deferred amounts on outstanding agreements were not material. The outstanding agreement amounts (notional value) at December 31, 1999 are $9.0 million (U.S. dollars).

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Management does not believe that SFAS No. 133, when adopted by the Company on January 1, 2001 will have a material impact on the consolidated financial condition or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998 and 1997


11. COMMITMENTS AND CONTINGENCIES:

The Company incurred rental expense under operating leases of $5,200,000 in 1999, $6,048,000 in 1998 and $6,480,000 in 1997.

     The minimum rental commitments under noncancelable operating leases as of December 31, 1999 are as follows (in thousands):

                                                                                   AGGREGATE
PERIOD                                                                               AMOUNT
2000                                                                                 $4,300
2001                                                                                  3,100
2002                                                                                  1,700
2003                                                                                  1,300
2004                                                                                  1,100
Later years                                                                           1,500
                                                                                     ------
Total minimum future rentals                                                         $13,000
                                                                                     =======

     The Company has entered into various licensing agreements requiring royalty payments ranging from 1.5% to 18% of specified product sales. Royalty expenses which are charged to cost of sales under these licensing agreements totaled $27,000,000 in 1999, $31,700,000 in 1998 and $32,600,000 in 1997. Pursuant to
the various licensing agreements, the future minimum guaranteed royalty payments are $16,300,000 in 2000, $15,500,000 in 2001 and $15,500,000 in 2002.

     There are various legal proceedings pending against the Company which have arisen during the normal course of business. Management does not believe that the ultimate outcome of those legal proceedings will have a material adverse impact on the consolidated financial condition or results of operations of the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Shareholders and Board of Directors of Enesco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Enesco Group, Inc., (a Massachusetts corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.




Arthur Andersen LLP

Chicago, Illinois
February 22, 2000

STOCK MARKET, DIVIDEND AND
SHAREHOLDER INFORMATION





                    1999                                                 1998
                             MARKET PRICE                                        MARKET PRICE
QUARTER       DIVIDEND      HIGH        LOW          QUARTER      DIVIDEND      HIGH         LOW
First         $ 0.28     $ 24.75     $ 12.94         First         $ 0.28     $ 29.06     $ 24.63
Second          0.28       24.50       17.75         Second          0.28       35.00       25.19
Third           0.28       22.31       14.13         Third           0.28       32.50       24.00
Fourth          0.28       17.13        9.50         Fourth          0.28       26.00       19.19

Enesco Group, Inc.'s Common Stock is traded on the New York and Pacific stock exchanges (Symbol: ENC). The table shows, for the indicated periods, dividends paid and the high and low price range. (Source: New York Stock Exchange Composite Tape.) As of December 31, 1999, there were 2,707 record holders of the Common Stock.

QUARTERLY RESULTS (UNAUDITED):

Enesco Group, Inc.


The following tables set forth information with respect to the consolidated quarterly results of operations for 1999 and 1998. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.

     In the fourth quarter of 1999, the Company wrote down the value of U.S. inventory by $9.6 million and recognized a $15 million tax benefit for prior year tax accruals that were no longer required.

     In the fourth quarter of 1998, the Company recorded a non-cash $46 million charge to writedown goodwill associated with two 1994 United Kingdom acquisitions as described in Note 7.

(In thousands, except per share amounts)                FOR THE THREE MONTHS ENDED
                                          MARCH 31,      JUNE 30,       SEPT. 30,       DEC. 31,
                                            1999           1999            1999           1999
Net sales                                $   93,925     $   94,933      $  107,405     $   87,781
Cost of sales                                47,793         50,205          60,584         58,424
                                         ----------     ----------      ----------    -----------
Gross profit                                 46,132         44,728          46,821         29,357
Selling, distribution, general
  and administrative expenses                38,570         34,089          35,134         35,594
                                         ----------     ----------      ----------    -----------

Operating profit (loss)                  $    7,562     $   10,639      $   11,687    ($    6,237)
                                         ==========     ==========      ==========    ===========

Net income                               $    4,338     $    5,620      $    6,609     $   10,309
                                         ==========     ==========      ==========    ===========
Earnings per common share:
   Basic and diluted                     $     0.28     $     0.39      $     0.48    $      0.76
                                         ==========     ==========      ==========    ===========


                                                        FOR THE THREE MONTHS ENDED
                                          MARCH 31,      JUNE 30,       SEPT. 30,       DEC. 31,
                                            1998           1998           1998            1998
Net sales                                $  108,220     $  137,169      $  110,170     $   95,481
Cost of sales                                57,452         72,207          60,645         51,862
                                         ----------     ----------      ----------    -----------
Gross profit                                 50,768         64,962          49,525         43,619
Selling, distribution, general
  and administrative expenses                43,317         42,920          36,614         36,915
                                         ----------     ----------      ----------    -----------

Operating profit                         $    7,451     $   22,042      $   12,911    $     6,704
                                         ==========     ==========      ==========    ===========

Net income (loss)                        $    3,506     $   11,764      $    6,284    ($   43,997)
                                         ==========     ==========      ==========    ===========
Earnings (loss) per common share:
   Basic and diluted                     $     0.21     $     0.72      $     0.39    ($     2.77)
                                         ==========     ==========      ==========    ===========

FINANCIAL HIGHLIGHTS LAST TEN YEARS

Enesco Group, Inc.

The financial data set forth below should be read in connection with the financial statements, accompanying notes and Management's Discussion and Analysis on the preceding pages.



(In thousands, except per share amounts)                          1999          1998          1997
Net sales                                                      $ 384,044     $ 451,040     $ 476,183
Cost of sales(1)                                                 217,006       242,166       259,097
                                                               ---------     ---------     ---------

Gross profit                                                     167,038       208,874       217,086
Selling, distribution, general and administrative expenses       143,387       159,766       186,468
                                                               ---------     ---------     ---------

Operating profit                                                  23,651        49,108        30,618
Interest expense                                                  (3,330)       (3,575)       (6,783)
Other income (expense), net(2)                                    (1,036)      (48,828)       (3,005)
                                                               ---------     ---------     ---------

Income (loss) before income taxes from continuing operations   $  19,285        (3,295)       20,830
Income taxes(3)                                                   (7,591)       19,148        10,285
                                                               ---------     ---------     ---------

Income (loss) of continuing operations, net of taxes              26,876       (22,443)       10,545
Income of discontinued operations, net of taxes                     --            --           2,158
Net loss on sale of discontinued operations                         --            --         (41,000)
                                                               ---------     ---------     ---------

Net income (loss)                                               $ 26,876     ($ 22,443)    ($ 28,297)
                                                               =========     =========     =========

Earnings (loss) per common share:
Basic:    Continuing operations                                ($   1.88)    ($   1.38)    $     .60
          Discontinued operations                                   --            --             .12
          Sale of discontinued operations                           --            --           (2.33)
                                                               ---------     ---------     ---------

          Total                                                ($   1.88)    ($   1.38)    ($   1.61)
                                                               =========     =========     =========


Diluted:  Continuing operations                                ($   1.87)    ($   1.38)    ($    .60
          Discontinued operations                                   --            --             .12
          Sale of discontinued operations                           --            --           (2.32)
                                                               ---------     ---------     ---------
          Total                                                ($   1.87)    ($   1.38)    ($   1.60)
                                                               =========     =========     =========

Average shares of common stock outstanding                        14,329        16,208        17,577
Average shares of common stock diluted                            14,371        16,258        17,661
Shares of common stock outstanding at year end                    13,476        15,852        17,201
Market value per common share at year end                      $   11.06     $   23.25     $   25.69
Cash dividends paid or provided for                            $  15,906     $  18,028     $  19,702
Dividends per common share                                     $    1.12     $    1.12     $    1.12
Capital expenditures                                           $   5,058     $   4,520     $   4,944
Depreciation                                                   $   5,285     $   5,649     $   5,701
Working capital                                                $  42,434     $  74,856     $ 105,449
Total assets                                                   $ 277,367     $ 319,949     $ 431,574
Total long-term liabilities                                    $  34,237     $  38,537     $  43,808
Shareholders' equity                                           $ 114,432     $ 150,581     $ 228,914
Book value per common share                                    $    8.49     $    9.50     $   13.31
Return on average shareholders' equity                                20%          (12%)         (11%)



(1)Cost of sales includes a non-cash charge of $9.6 million in 1999.

(2)Other income (expense), net includes a non-cash $46 million goodwill writedown in 1998.

(3)The provision for income taxes in 1999 includes a $15 million benefit related to reversal of prior year tax accruals.

         1996          1995          1994          1993          1992          1991           1990
      $ 515,448     $ 491,196     $ 417,685     $ 367,531     $ 349,250     $ 329,527     $     302,497
        272,180       255,282       216,743       188,196       176,025       162,843           145,597
      ---------     ---------     ---------     ---------     ---------     ---------     -------------

        243,268       235,914       200,942       179,335       173,225       166,684           156,900
        173,556       166,821       144,124       133,237       127,705       124,066           114,565
      ---------     ---------     ---------     ---------     ---------     ---------     -------------

         69,712        69,093        56,818        46,098        45,520        42,618            42,335
         (8,196)       (7,302)       (1,736)       (1,145)       (1,903)       (3,343)           (3,807)
         (3,274)       (1,273)          736           (55)         (797)         (957)             (193)
      ---------     ---------     ---------     ---------     ---------     ---------     -------------

         58,242        60,518        55,818        44,898        42,820        38,318            38,335
         25,626        26,628        24,560        21,102        18,413        16,477            16,484
      ---------     ---------     ---------     ---------     ---------     ---------     -------------

         32,616        33,890        31,258        23,796        24,407        21,841            21,851
          5,821         8,010        12,798         9,337        22,309        23,212            29,216
           --            --            --            --            --            --               --
      ---------     ---------     ---------     ---------     ---------     ---------     -------------

        $38,437     $  41,900     $  44,056     $  33,133     $  46,716     $  45,053     $      51,067
      =========     =========     =========     =========     =========     =========     =============


      $    1.81     $    1.81     $    1.62     $    1.21     $    1.24     $    1.11     $        1.12

            .32           .42           .66           .48          1.13          1.18              1.50
             --            --            --            --            --            --             --
      ---------     ---------     ---------     ---------     ---------     ---------     -------------

      $    2.13     $    2.23     $    2.28     $    1.69     $    2.37     $    2.29     $        2.62
      =========     =========     =========     =========     =========     =========     =============


      $    1.80     $    1.80     $    1.60     $    1.21     $    1.21     $    1.08     $        1.09
            .32           .42           .66           .47          1.11          1.14              1.46
           --            --            --            --            --            --               --
      ---------     ---------     ---------     ---------     ---------     ---------     -------------
      $    2.12     $    2.22     $    2.26     $    1.68     $    2.32     $    2.22     $        2.55
      =========     =========     =========     =========     =========     =========     =============

         18,080        18,773        19,323        19,634        19,753        19,681            19,459
         18,092        18,851        19,525        19,749        20,152        20,295            20,040
         17,904        18,330        19,151        19,392        19,774        19,791            19,550
      $   26.50     $   29.13     $   31.63     $   33.88     $   34.75     $   37.00     $       33.75
      $  19,640     $  19,838     $  19,863     $  19,620     $  18,950     $  18,134     $      16,172
      $    1.09     $    1.06     $    1.03     $    1.00     $     .96     $     .92     $         .83
      $   5,095     $   9,829     $  12,238     $   2,619     $   2,810     $   3,575     $       4,859
      $   5,744     $   5,288     $   3,479     $   3,450     $   3,726     $   3,140     $       2,968
      $  42,252     $  36,172     $  55,630     $ 110,032     $ 105,820     $  85,769     $      69,681
      $ 498,800     $ 468,537     $ 429,627     $ 354,493     $ 318,759     $ 309,428     $     287,293
      $  21,583     $  19,807     $  16,021     $  14,111     $   6,714     $   5,887     $       4,981
      $ 278,828     $ 266,790     $ 269,396     $ 254,366     $ 256,956     $ 241,074     $     211,457
      $   15.57     $   14.55     $   14.07     $   13.12     $   12.99     $   12.18     $       10.82
             15%           16%           17%           13%           19%           20%               27%

CORPORATE DATA
ENESCO GROUP, INC.


CORPORATE HEADQUARTERS
Enesco Group, Inc.
225 Windsor Drive
Itasca,  Illinois 60143
Telephone:  630-875-5300
Fax:  630-875-5350
Web address:  www.enesco.com

ANNUAL MEETING
The 2000 Annual Meeting of Shareholders will be held at the Enesco showroom theater, One Enesco Plaza, Elk Grove Village, Illinois on Thursday, April 27, 2000 at 9:30 a.m.

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
Call toll-free nationwide 1-800-288-9541 or on the Internet at www.chasemellon.com

Telecommunications devices for the hearing impaired (TDD) are available nationwide at 1-800-231-5469.

STOCK EXCHANGE
Enesco Group, Inc. stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol ENC.

AUDITORS
Arthur Andersen LLP
Chicago,  Illinois

SHAREHOLDER INQUIRIES
If you have questions concerning your account as a shareholder, such as name or address changes, how to enroll in the Dividend Reinvestment Plan or Direct Deposit Service, inquiries regarding dividend checks, stock certificates and Dividend Reinvestment Plan statements or if you need tax information regarding your account, please contact the Transfer Agent.


SEC FORM 10-K
Shareholders may obtain, free of charge, a copy of Form 10-K by making a written request to Corporate Headquarters, Attention Investor Relations.

DIVIDEND POLICY
Dividends are declared by the Board of Directors and are normally paid on or around the first of January, April, July and October.

DIRECT DEPOSIT OF DIVIDENDS
Registered shareholders may have quarterly dividends paid on Enesco Group, Inc.'s common stock electronically deposited to their checking or savings accounts free of charge. If you wish to have your dividends electronically deposited, please contact the Transfer Agent or call toll-free at 1-800-288-9541.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
Shareholders may elect to automatically reinvest their dividends and invest additional cash in Enesco Group, Inc. common stock. Purchase fees and commissions are paid by Enesco Group, Inc. when shares are acquired through this program. A brochure describing the plan, including an enrollment form, is available by calling the Transfer Agent at 1-800-288-9541 or by writing Corporate Headquarters, Attention Investor Relations.

INVESTOR RELATIONS
Enesco Group, Inc.'s shareholders of record receive an Annual Report and proxy material. If you have any questions or require additional information, write to:
Investor Relations, Enesco Group, Inc., 225 Windsor Drive, Itasca, Illinois 60143, call our investor information line 630-875-5856 or e-mail us at www.enesco.com.

TRADEMARKS
Italicized words identifying products in this report are trademarks or service marks of Enesco Group, Inc., its subsidiaries, affiliates or licensors.

================================================================================

UNITED STATES LOCATIONS

ENESCO GROUP, INC.
Itasca, Illinois

Enesco Showrooms:
Atlanta, Georgia
Columbus, Ohio
Dallas, Texas
Elk Grove Village, Illinois
Los Angeles, California
Minneapolis, Minnesota
New York, New York
Overland Park, Kansas
Seattle, Washington

INTERNATIONAL SUBSIDIARIES

ENESCO EUROPEAN GIFTWARE
GROUP LIMITED
Carlisle, Cumbria, England

Divisions and Affiliates:
Lilliput Lane
Border Fine Arts
Enesco U.K.
Enesco France, S.A.
Enesco Import GmbH


ENESCO INTERNATIONAL (H.K.) LIMITED
Hong Kong, S.A.R.

N.C. CAMERON & SONS LIMITED
Mississauga, Ontario, Canada

BOARD OF DIRECTORS
ENESCO GROUP, INC.


JOHN F. CAULEY *#
Chairman of the Board, Retired President,
Friendly Ice Cream Corporation
(Restaurants and Food Products)

EUGENE FREEDMAN *
Founding Chairman

JUDITH R. HABERKORN #
President - Consumer Sales and Service,
Bell Atlantic Corp. (Telecommunication Services)

JEFFREY A. HUTSELL *
President and Chief Executive Officer

ALLAN G. KEIRSTEAD *
Executive Vice President, Chief Administrative and
Financial Officer and Chief Executive Officer of Enesco International Businesses

HOMER G. PERKINS #
Retired Chairman of the Board, Enesco Group, Inc.

H.L. TOWER *#
Retired Chairman, President and Chief Executive
Officer, Enesco Group, Inc.

ANNE-LEE VERVILLE *#
Retired General Manager, Worldwide Education
Industry of International Business Machines
Corporation (Advanced Information Technologies)

DONNA BROOKS LUCAS #
President and Chief Executive Officer,
DBL Multi-Media Group (Communications Consulting)


OFFICERS
ENESCO GROUP, INC.

JEFFREY A. HUTSELL
President and Chief Executive Officer

EUGENE FREEDMAN
Founding Chairman

ALLAN G. KEIRSTEAD
Executive Vice President, Chief Administrative and
Financial Officer and Chief Executive Officer of
Enesco International Businesses

THOMSON J. HUDSON
Senior Vice President, U.S. Operations

JEFFREY W. LEMAJEUR
Treasurer

JOSETTE V. GOLDBERG
Senior Vice President, Human Resources
and Communications

ROBERT J. HIPPLE
Senior Vice President, Secretary, Clerk
and General Counsel



*  Member of Executive Committee
#  Member of Audit Committee

[ENESCO LOGO]


Enesco Group, Inc.

International Headquarters
225 Windsor Drive
Itasca, Illinois 60143-1225

www.enesco.com