Form 10-K, Exhibit 13
period 2000-12-31
ENESCO GROUP INC
filed 2001-03-27
CIK 93542

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

2000 COMPARED TO 1999

Revenues decreased $67 million, or 17%, in 2000 due mainly to lower sales in the United States. Net sales in the United States decreased 19% primarily in the Company's traditional collectible, card and gift channels, continuing a trend in recent years. The Company has put programs in place to stem the decline in its traditional core U.S. channel including a new seasonal shipping program, the Partners in Profit program and the sales force conversion described below. However, these programs are aimed at stabilizing the revenues from this channel and growth is not expected from this channel for the next few years. Domestic growth initiatives in the near term are focused on expansion of accounts in other retail venues such as direct selling, catalogs, department stores, chain drug stores and the mass market. In most cases, the products sold in these newer channels will be specifically designed for those channels and will be different from products offered to our traditional core channel.

       In the United States, the Company changed its seasonal shipping patterns in 2000 to improve customer deliveries and reduce working capital. Starting in 2000, new product introductions were grouped by occasion and shipped to arrive in retail stores based on a predetermined shipping schedule. Generally, product was purchased later and shipped to customers later, allowing the Company to reduce inventory and reduce the extended terms offered on the sale of seasonal product. This change did not materially impact the Company's annual results of operations. The seasonal pattern of quarterly operating profit will follow the sales pattern and will be affected by the impact of fixed costs on the quarterly sales changes.

       On August 1, 2000, the Company introduced a new retailer initiative in the United States called the Partners in Profit program, primarily for the card, gift and collectible channels. In addition to improving the way the Company does business with retailers, the new program greatly simplifies the type of account structure and allows all accounts to consistently participate in performance-based profit programs.

       On November 1, 2000, the Company announced a major restructuring of its United States Retail Specialty Sales Division in an effort to build sales and better support its card, gift and collectible retailer base. Effective January 1, 2001, the Company began utilizing an employee-based, account management-focused sales team, eliminating its historical structure of card and gift channel independent contractor sales representatives based throughout the United States.

       Throughout 2000, the Company analyzed its sales structure and how well it responded to myriad changes in the card and gift arena. The Company realized that to remain a leader in the industry, it needed to restructure the United States sales team to better partner with its retailers. This type of organizational redesign has proven successful in other areas of the Company's sales division over the last two years, and it is expected that the new sales organization will yield improved sales results. The majority of the new sales organization is made up of former independent contractors, who have received in-depth account management training as Enesco employees.

       The new employee-based sales organization has a compensation structure of salary plus performance-based bonus which will increase fixed costs at present sales levels by approximately $14 million pre-tax versus the variable cost independent contractor commission based organization. At present sales levels, it is expected that this new organizational structure will yield some savings due to improved productivity. The impact will vary by quarter based on the quarterly sales volumes. The transition to the new sales organization is expected to result in one time pre-tax costs of approximately $3 million in 2001, primarily in the first quarter. The actual one-time pre-tax costs and expected productivity savings are dependent upon numerous factors and actual results may vary.

       Net international sales in 2000 decreased 12% compared to 1999 and represented approximately 24% of total 2000 sales compared to 23% in 1999. Local currency international sales were translated into United States dollars at lower exchange rates in 2000 versus 1999. If the 2000 local currency sales were translated into United States dollars at the 1999 exchange rates, international sales would have been approximately $4.3 million, or 5%, higher in 2000.

       The Precious Moments line represented approximately 38% of 2000 sales compared to 37% in 1999. The Cherished Teddies line represented 14% of 2000 sales compared to 22% in 1999. It is expected that Cherished Teddies will represent a similar percent of sales in 2001 as 2000. Compared to the same period at last year-end, members of the Precious Moments collector clubs were down approximately 4% and the members of the Cherished Teddies collector clubs were down approximately 12%.

       Total Company unfilled orders as of year-end were down approximately $2 million, or 4%, compared to the same period last year. Net orders entered are orders received and approved by the Company, subject to cancellation for various reasons, including credit considerations, inventory shortages and customer requests.

       Gross profit decreased $27 million, or 16%, in 2000 following the sales decrease and due to the one-time non-cash charge of $2.9 million recorded in the second quarter of 2000. The second quarter 2000 $2.9 million inventory write-down related to Precious Moments product that was to be used as part of the consideration for the agreement to purchase certain assets of Precious Moments, Inc. The proposed acquisition was terminated and the inventory was written down to reflect market conditions and to preserve collectibility of continuing product lines. The majority of the product was destroyed. The Company's gross profit margin, expressed as a percentage of net sales, was 44% of sales in 2000 (before the second quarter charge of $2.9 million) compared to 45% in 1999 (before the fourth quarter write-down of $9.6 million). The percentage decrease was due to lower margins in the United States due to product and channel sales mix as all products and channels do not have the same gross margins. Additionally, the Company incurred expenses in the fourth quarter of 2000 to meet Christmas shipping deadlines that are not expected to recur in 2001. International gross profit margins improved slightly compared to 1999 due to sales mix and lower fixed costs.

       Selling, distribution, general and administrative expenses, which largely are fixed, decreased $12.5 million, or 9%, in 2000 versus 1999 and represented 40% of sales in 2000 compared to 37% in 1999. The 2000 expenses were a higher percentage of sales principally due to the impact of lower sales on fixed costs. The 2000 reductions in expenses of $12.5 million were from lower variable expenses (approximately 10% of sales) due to the lower sales volumes, reductions from cost controls initiated in 1999 and 2000, and $1.4 million of actuarial gains relating to postretirement benefits. Selling, distribution, general and administrative expenses for 2000 included one time items of $2.1 million for costs related to the termination of the Precious Moments acquisition; $2.8 million of severance cost for a Chief Executive Officer and a $2.7 million settlement gain resulting from the termination of supplemental retirement plans. Excluding the one-time items, the year on year decrease would have been $14.7 million, or 10%.

       Due to the factors described above, 2000 operating profit decreased $14.6 million, or 62%, compared to 1999. Operating profit in the United States was down $14.1 million, or 83%, and International operating profit decreased $.5 million, or 8%, compared to 1999.

1999 COMPARED TO 1998

Sales decreased 15% due to lower sales in the United States. Net sales in the United States decreased 19% primarily in the Company's traditional collectible, card and gift channels due primarily to the following:

    - Starting 1999 with unfilled orders down approximately $28 million compared to the same period in 1998;
    - A significant year-on-year reduction of stock keeping units due to profitability analysis;
    -   Reduction of closeout revenue due to better inventory management;
    -   Continued reductions in dealer inventory levels;
    - Continued improvement in dealer service and deliveries, allowing dealers to order less in advance and shipping product when the dealer requests versus when the product is available;

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

         Net international sales in 1999 increased 3% compared to 1998 and represented approximately 23% of total 1999 sales compared to 19% in 1998. Local currency international sales were translated into United States dollars at lower exchange rates in 1999 versus 1998. If the 1999 local currency sales were translated into United States dollars at the 1998 exchange rates, international sales would have been approximately $1.9 million, or 2%, higher in 1999.

       The Precious Moments line represented approximately 37% of 1999 sales compared to 38% in 1998. The Cherished Teddies line represented 22% of 1999 sales compared to 20% in 1998. Compared to the same period at last year-end, members of the Precious Moments collector clubs were down approximately 21% and the members of the Cherished Teddies collector clubs were down approximately 18%.

       Total Company unfilled orders as of year-end were down approximately $9 million, or 15%, compared to the same period last year. Net orders entered are orders received and approved by the Company, subject to cancellation for various reasons, including credit considerations, inventory shortages and customer requests.

       Gross profit decreased in 1999 following the sales decrease and due to a $9.6 million inventory write-down. In the fourth quarter of 1999, the Company wrote down the value of its United States inventory by $9.6 million to reflect the anticipated market value of products sold through its traditional collectible, card and gift channels. This channel has experienced three years of sales decreases and is not expected to improve in the near term. Also, the number of members in the Company's collector clubs supporting this channel has declined and the Company has discontinued some of the collector clubs. These conditions resulted in inventory supplies well in excess of demand. To reflect these market conditions and preserve collectibility of its continuing product lines, the Company wrote-down the value of inventories. The majority of the products were destroyed. The Company's gross profit margin, expressed as a percentage of net sales, was 45% of sales in 1999 (before the fourth quarter write-down of $9.6 million) compared to 46% in 1998. The decrease was due to lower margins in the United States due to product and channel sales mix as all products and channels do not have the same gross margins. International gross profit margins improved compared to 1998 due to sales mix and lower fixed costs.

       Selling, distribution, general and administrative expenses, which largely are fixed, decreased 10% in 1999 versus 1998 and represented 35% of sales in 1998 compared to 37% in 1999. The 1999 expenses were a higher percentage of sales principally due to the impact of lower sales on fixed costs. The 1999 reductions in expenses were from lower variable expenses (approximately 10% of sales) due to the lower sales volumes and reductions from cost controls and work force reductions compared to 1998.

       Due to the factors described above, 1999 operating profit decreased 52% compared to 1998. All of the decrease in operating profit was from the United States. International operating profit increased compared to 1998.

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

       These acquisitions resulted in approximately $65 million of goodwill which was being amortized over 40 years. The expected growth potential of these acquisitions worldwide never materialized and results decreased since the acquisitions, with sales decreasing 10% in 1998. Additionally, the Company's plans did not project significant rapid growth of these businesses in the future. These circumstances triggered an asset impairment review in accordance with SFAS No. 121 "Accounting for the Impairment of the Long-lived Assets." After analyzing the expected future cash flows of these businesses, the Company determined that the fair value of the goodwill was $46 million dollars less than the carrying value as of December 31, 1998, and recorded a fourth quarter non-cash $46 million charge before and after tax amounting to $2.83 per diluted share. The remaining goodwill for the 1994 United Kingdom acquisitions as of December 31, 2000 is approximately $11.2 million and will be amortized over the next 19 years.

INTEREST EXPENSE AND OTHER EXPENSE

Interest expense in 2000 increased slightly from 1999 due to higher interest rates despite lower average borrowings. Other expense, net in 2000 benefited from a $1.3 million gain on the expiration of a warranty term. Other expense, net in 1999 benefited from a net gain on the sale of assets of $350 thousand.

       Interest expense, net of investment income, decreased slightly in 1999 from 1998 from lower average loans despite slightly higher interest rates. Other income/expense, net in 1999 benefited from a net gain on the sale of assets of approximately $350 thousand. Also, there was a reduction in the amount of goodwill amortization resulting from the lower amount of goodwill to be amortized due to the 1998 $46 million write-off.

INCOME TAXES

The 2000 tax provision includes a $12 million benefit primarily related to prior year tax accruals for assessments which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 2000 effective tax rate (excluding the 2000 $12 million benefit) was 40% compared to 38% in 1999 (excluding the 1999 $15 million benefit), due to the geographical mix of earnings and the 1999 United States tax benefit on the sale of the Company's Mexican assembly and packaging subsidiary.

       The 1999 tax provision includes a $15 million benefit primarily related to prior year accruals for tax assessments which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 1999 effective tax rate (excluding the 1999 $15 million benefit) was 38% compared to 45% in 1998 (excluding the impact of the $46 million goodwill write-down), due primarily to the impact of lower goodwill amortization in 1999 which does not receive a tax benefit, a change in mix between the United States and international earnings, and a United States tax benefit on the third quarter sale of the Company's Mexican assembly and packaging subsidiary.

INFLATION, CHANGING PRICES AND ECONOMIC CONDITIONS

Although the Company's operations are affected by general economic trends, inflation and changing prices did not have a material impact on 2000, 1999 and 1998 income statement results compared to prior years. International operations were unfavorably affected in 2000 and 1999 by the currency translation of local currencies into United States dollars. International operations in total were not materially impacted by currency translation for 1998. The value of the U.S. dollar versus international currencies where the Company conducts business will continue to impact the future results of these businesses. In addition to the currency risks, the Company's international operations, including sources of imported products, are subject to the risks of doing business abroad, including reliance on third party overseas manufacturers, import or export restrictions and changes in economic and political climates. The fluctuations in net sales and operating profit margins from quarter to quarter are partially due to the seasonal characteristics of the Company's business.

FINANCIAL CONDITION

The Company has historically satisfied its capital requirements with internally generated funds and short-term loans. Working capital requirements fluctuate during the year and are generally greatest during the third quarter and lowest at the beginning of the first quarter.

       The major sources of funds from operating activities in 2000 arose from net income, depreciation, amortization, improved management of accounts receivable and a reduction in other assets. The improvement in accounts receivable is attributable to implementation of more objective, stringent, domestic credit procedures in the third quarter of 2000. The reduction in other assets mainly represents the release of an escrow account relating to a 1997 business disposition. The major uses of funds from operations in 2000 resulted from reduced payables, accrued expenses, income taxes payable and postretirement benefits. Accounts payable decreased $4 million because of the omission of a January 2001 dividend. Accrued expenses and postretirement benefits decreased due to payments relating to the 1997 provisions for corporate downsizing and the sale of discontinued operations as well as payment timing. The balances remaining to be paid for the corporate downsizing and sale of discontinued operations are $3.4 million and $300 thousand, respectively. The majority of the remaining payments for these two items are expected to be paid in 2001. In addition to timing effects, the 2000 income taxes payable decreased $12 million due to the reversal of tax accruals no longer required. The changes in deferred income taxes reflect changes in timing of payments and changes in reserves. Note 8 to the Financial Statements provides a detailed summary of income taxes. The Company has filed and continues to file tax returns with a number of taxing authorities worldwide. While the Company believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. The Company has established accruals for tax assessments. These accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Based upon the Company's current liquid asset position and credit facilities, the Company believes it has adequate resources to fund any such assessments. To the extent accruals differ from actual assessments, the accruals will be adjusted through the provision for income taxes. In 2000, the adjustment was a tax benefit of $12 million. The majority of the open tax years become closed for assessments at the end of December for the particular open year.

       The major use of cash in investing activities during 2000 was for capital expenditures relating to information systems, equipment and office replacements. The sources of funds for all such expenditures were generated from operations.

       The major uses of cash in financing activities during 2000 were for dividends to shareholders and repayment of debt. The Company did not declare dividends in the second, third, and fourth quarters of 2000. Any future dividends and resumption of the Company's stock repurchase program will depend on improved future financial results. Note 4 to the Financial Statements provides a detailed summary of Treasury Stock activity. The Company has an authorized program to purchase shares of common stock for the Company depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 2000, 1 million shares remained available for purchase under the program. No shares were purchased in 2000.

       Annually, the Company makes provisions to record its obligation to pay, in the future, insurance premiums for postretirement benefits to eligible employees, and severance allowances to eligible employees upon their voluntary or involuntary separation. These obligations are not funded because there is not a financial benefit to fund them.

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

       In August 2000, the Company entered into an unsecured $50 million revolving credit facility to replace an expiring revolving credit facility. The credit agreement contains financial and operating covenants, including restrictions on incurring indebtedness and liens, selling property, repurchasing the Company's shares and paying dividends. In addition, the Company is required to satisfy consolidated net worth, fixed charge coverage ratio and leverage ratio tests, in each case at the end of each fiscal quarter.

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

EURO CURRENCY

Effective January 1, 1999, 11 of the 15 countries that are members of the European Economic and Monetary Union introduced a single currency unit, the euro. Prior to full implementation for the new currency for the participating countries on January 1, 2002, there is a transition period during which parties may use either the existing currencies or the euro. However, during the transition period, all exchanges between currencies of the participating countries are required to be first converted through the euro. The Company anticipates a minimal impact on its operations during the transition period.

       The Company is preparing to meet the requirements of critical suppliers and customers during this period and expects to be ready for the full conversion by January 1, 2002. The Company does not expect the introduction of the euro to have a material impact on its earnings or consolidated financial position.

MARKET RISK

The Company operates globally with various manufacturing and distribution facilities and product sourcing locations around the world. The Company may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The Company currently does not use derivative financial instruments for trading or speculative purposes. Note 9, Financial Instruments, to the consolidated Financial Statements provides additional information on market risk.

       The Company may periodically use interest rate swaps to hedge portions of interest payable on debt. In addition, the Company may periodically employ interest rate caps to reduce exposure, if any, to increases in variable interest rates. No such derivative instruments were in use at December 31, 2000.

       The Company's debt obligations are subject to market risk for interest rates. As of December 31, 2000, the Company had $14 million of debt obligations outstanding, which are due in 2001, at a weighted average rate of 7.6%.

       The Company enters into various short-term foreign exchange agreements during the year. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. Examples of the types of transactions that create foreign currency risk for the Company are as follows:

       - The Company's various subsidiaries import products in foreign currencies.
       - The Company uses short-term foreign currency intercompany loans from various international subsidiaries.
       - The Company receives dividends, technical service fees, royalties, and other payments from its subsidiaries and licensees.

       The outstanding agreement amounts (notional value) at December 31, 2000 are $17 million, primarily related to the sale of euros and British pounds over the first half of 2001 at future exchange rates that do not materially differ from year-end exchange rates.

ACCOUNTING CHANGES

In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," beginning in 2000, the Company classifies shipping and handling costs billed to customers as revenue and the related costs are classified as cost of sales. Revenues and cost of sales for 1999 and 1998 have been restated for comparability.

       SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes the accounting and reporting standards for derivatives. When adopted on January 1, 2001, SFAS 133 will not have a material impact on the Company's consolidated financial position or results of operations.

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

       Actual results of the Company may differ materially from the estimates and other projections contained in the Company's forward-looking statements and the assumptions on which they are based. A description of some of the important factors that could cause such material differences is set forth in the

Company's Form 10-K for the year ended December 31, 2000, filed under the Securities Exchange Act of 1934. The Company undertakes no obligation to update or publish in the future any forward-looking information.

CONSOLIDATED BALANCE SHEETS

ENESCO GROUP, INC.
December 31, 2000 and 1999


ASSETS
(In thousands)

                                                                                        2000               1999
CURRENT ASSETS:
Cash and certificates of deposit (including interest bearing demand deposits)         $  4,006          $ 10,819
Accounts receivable, net                                                                72,923            81,553
Inventories                                                                             60,491            62,317
Prepaid expenses                                                                         3,640             3,763
Current tax assets                                                                      12,095            12,680
------------------------------------------------------------------------------------------------------------------
Total current assets                                                                   153,155           171,132
------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT,  AT COST:
Land and improvements                                                                    3,960             3,960
Buildings and improvements                                                              36,624            36,224
Machinery and equipment                                                                 12,487            12,514
Office furniture and equipment                                                          31,919            29,049
Transportation equipment                                                                   515               497
------------------------------------------------------------------------------------------------------------------
                                                                                        85,505            82,244
Less - accumulated depreciation and amortization                                       (56,256)          (51,251)
------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                      29,249            30,993
------------------------------------------------------------------------------------------------------------------

OTHER ASSETS:
Goodwill and other intangibles, net                                                     35,564            38,410
Other                                                                                      947            25,438
Deferred income taxes                                                                   12,564            11,394
------------------------------------------------------------------------------------------------------------------
Total other assets                                                                      49,075            75,242
------------------------------------------------------------------------------------------------------------------
                                                                                      $231,479          $277,367
                                                                                      ============================


The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY
(In thousands)

                                                                          2000                  1999
CURRENT LIABILITIES:
Notes and loans payable                                               $  14,000             $  28,178
Accounts payable                                                         17,867                21,296
Federal, state and foreign income taxes                                  35,154                43,196
Accrued expenses -
    Payroll and commissions                                               3,698                 5,337
    Royalties                                                             7,747                 6,565
    Postretirement benefits                                               4,407                 4,740
    Other                                                                11,351                19,386
------------------------------------------------------------------------------------------------------
Total current liabilities                                                94,224               128,698
------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES:
Postretirement benefits                                                   6,065                28,273
Deferred income taxes                                                     5,497                 5,964
------------------------------------------------------------------------------------------------------
Total long-term liabilities                                              11,562                34,237
------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS' EQUITY:
Commmon stock, par value $.125
    Authorized 80,000 shares
    Issued 25,228 shares                                                  3,154                 3,154
Capital in excess of par value                                           48,711                48,754
Retained earnings                                                       337,615               326,305
Accumulated other comprehensive income                                   (4,388)               (2,843)
------------------------------------------------------------------------------------------------------
                                                                        385,092               375,370
------------------------------------------------------------------------------------------------------
Less - Shares held in treasury, at cost
Common stock, 11,616 shares in 2000 and 11,753 in 1999                 (259,399)             (260,938)
------------------------------------------------------------------------------------------------------
Total shareholders' equity                                              125,693               114,432
------------------------------------------------------------------------------------------------------
                                                                      $ 231,479             $ 277,367
                                                                      ================================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

ENESCO GROUP, INC.
For the Years Ended December 31, 2000, 1999 and 1998

(In thousands, except per share amounts)                              2000             1999             1998
Net revenues                                                      $ 324,961         $ 391,844         $ 458,540

Cost of sales                                                       184,957           224,806           249,666
----------------------------------------------------------------------------------------------------------------
Gross profit                                                        140,004           167,038           208,874

Selling, distribution, general and administrative expenses          130,917           143,387           159,766
----------------------------------------------------------------------------------------------------------------
Operating profit                                                      9,087            23,651            49,108

Interest expense                                                     (3,409)           (3,330)           (3,575)
Goodwill writedown                                                       --                --           (46,000)
Other expense, net                                                     (525)           (1,036)           (2,828)
----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                     5,153            19,285            (3,295)

Income taxes (benefit)                                               (9,939)           (7,591)           19,148
----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 $  15,092         $  26,876         ($ 22,443)
                                                                  ==============================================
EARNINGS (LOSS) PER COMMON SHARE:
BASIC:                                                            $    1.11         $    1.88         ($   1.38)
                                                                  ==============================================

DILUTED:                                                          $    1.11         $    1.87         ($   1.38)
                                                                  ==============================================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

ENESCO GROUP, INC.
For the Years Ended December 31, 2000, 1999 and 1998

(In thousands, except per share amounts)                                           2000              1999              1998
Balance,  beginning of year                                                     $326,305         $315,335         $355,806

Net income (loss)                                                                 15,092           26,876          (22,443)

Cash dividends, $.28 per share in 2000, $1.12 per share in 1999 and 1998          (3,782)         (15,906)         (18,028)
---------------------------------------------------------------------------------------------------------------------------

Balance,  end of year                                                           $337,615         $326,305         $315,335
                                                                                ===========================================


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

ENESCO GROUP, INC.
For the Years Ended December 31, 2000, 1999 and 1998

(In thousands)                                                                    2000              1999            1998
Net income (loss)                                                               $15,092          $26,876        ($22,443)
---------------------------------------------------------------------------------------------------------------------------

Other comprehensive income:

Cumulative translation adjustments (no tax effects)                              (1,545)            (585)           (739)
---------------------------------------------------------------------------------------------------------------------------
Total other comprehensive income                                                 (1,545)            (585)           (739)
---------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                     $13,547          $26,291        ($23,182)
                                                                                ===========================================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

ENESCO GROUP, INC.
For the Years Ended December 31, 2000, 1999 and 1998

(In thousands)                                                               2000            1999             1998
OPERATING ACTIVITIES:
Net income (loss)                                                         $ 15,092         $ 26,876         ($22,443)
Adjustments to reconcile continuing operations net
 income (loss) to net cash provided by operating activities:
    Depreciation and amortization of property, plant and equipment           5,948            5,285            5,649
    Deferred income taxes                                                   (1,052)           3,392            3,385
    Amortization of other assets                                             2,658            2,224            3,195
    Goodwill writedown                                                          --               --           46,000
    (Gains) losses on sale of capital assets                                    24             (526)              (3)
    Changes in assets and liabilities:
       Accounts receivable                                                   7,182            4,321           15,410
       Inventories                                                             902           18,940           25,964
       Prepaid expenses                                                         32              863           (2,182)
       Other assets                                                          5,746            1,847              164
       Accounts payable and accrued expenses                               (11,127)          (8,401)         (18,113)
Settlement of supplemental retirement plan                                    (928)              --               --
Federal, state & foreign income taxes                                       (8,042)         (14,296)          (9,602)
       Long-term postretirement benefits                                    (2,538)          (3,221)          (5,229)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                   13,897           37,304           42,195
---------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Purchase of property, plant and equipment                                   (4,794)          (5,058)          (4,520)
Proceeds from sales of property, plant and equipment                            48            2,713              848
---------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                       (4,746)          (2,345)          (3,672)
---------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Cash dividends                                                              (3,782)         (15,906)         (18,028)
Exchanges and purchases of common stock                                         --          (47,198)         (39,841)
Net issuance (repayment) of notes and loans payable                        (13,925)          20,607             (394)
Exercise of stock options                                                       --               --            2,307
Other common stock issuance                                                  1,496              664              411
---------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                      (16,211)         (41,833)         (55,545)
---------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                   247             (212)            (797)
---------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                       (6,813)          (7,086)         (17,819)
Cash and cash equivalents, beginning of year                                10,819           17,905           35,724
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                    $  4,006         $ 10,819         $ 17,905
                                                                          ===========================================


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998



1. ACCOUNTING POLICIES:

The accompanying consolidated financial statements include the accounts of Enesco Group, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in the consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates. Certain reclassifications have been made in the 1998 and 1999 financial statements to conform to the 2000 presentation, which reflects freight costs billed to customers as revenue. The Company's operations, which operate in a single industry segment, design, manufacture (primarily through third parties located in the Pacific Rim) and market a wide variety of licensed and proprietary branded gifts and collectibles to retail stores primarily throughout the United States, Canada and Europe.

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

     Advertising costs are expensed in the year incurred. Advertising expense was $3,245,000 in 2000, $3,525,000 in 1999, and $5,250,000 in 1998.

     The Company recognizes revenue as merchandise is turned over to the shipper and a provision for anticipated merchandise returns and allowances is recorded based upon historical experience. Amounts billed to customers for shipping and handling orders are included in revenue. The revenue from license and royalty fees received by the Company are recognized as earned.

     Accounts receivable was net of reserves for uncollectible accounts, returns and allowances of $7,292,000 and $10,416,000 at December 31, 2000 and 1999
respectively.

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

         The major classes of inventories were as follows (in thousands):

                                                         2000           1999
Raw materials                                          $   574        $   736
Work in process                                             87             94
Finished goods in transit                                9,483         13,221
Finished goods                                          50,347         48,266
------------------------------------------------------------------------------
                                                       $60,491        $62,317
                                                       =======================

Concentration of risk for the Company exists in revenue from major product lines, sources of supply of inventory, markets and geographic areas, and trade receivables. The majority of product sales are under licensed rights from third parties. The two largest licensed lines represented approximately 52% of the Company's total sales for 2000, 59% of total sales for 1999 and 58% of total sales for 1998. A large portion of acquired inventory is sourced from the Far East, principally China. Extended credit terms are offered to customers. The Company continually monitors and manages the risks associated with all these activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998



     Depreciation is provided over the estimated useful lives of the assets utilizing straight-line and declining balance methods. The methods for financial statement and income tax purposes differ in some circumstances, resulting in deferred income taxes.

     The estimated useful lives of the various classes of assets are:

                                                                 RANGE IN YEARS
Land improvements                                                     10-15
Buildings and improvements                                            15-40
Machinery and equipment                                               5-12
Office furniture and equipment                                        5-10
Transportation equipment                                              3-8

Intangible assets, primarily goodwill, result from the allocation of the excess cost of acquisitions over the value of net tangible assets acquired. Intangible assets are amortized using the straight-line method principally over 20 to 40 years. The Company periodically evaluates whether events or circumstances have occurred indicating that the net book value of goodwill has been impaired. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the acquired business' undiscounted future net cash flows compared to the carrying value of goodwill to determine if a write-down is necessary. The results of the year-end 1998 goodwill evaluation are addressed in
Note 6. Intangible assets were net of accumulated amortization of $34,445,000 and $31,842,000 at December 31, 2000 and 1999, respectively.

     Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, the dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury stock method. The number of shares used in the earnings per common share computation for 2000, 1999 and 1998 were as follows (in thousands):


                                              2000          1999          1998
Basic
Average common shares outstanding            13,562        14,329        16,208

Diluted
Stock options and warrants                       74            42            50
--------------------------------------------------------------------------------
Average shares diluted                       13,636        14,371        16,258
                                             ======        ======        ======


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998


2. NOTES AND LOANS PAYABLE:

Notes and loans payable and weighted-average interest rates at December 31, 2000 and 1999 are as follows (in thousands):

                                                        2000                          1999
                                              BALANCE      INTEREST RATE     BALANCE       INTEREST RATE
Notes under uncommitted bank lines            $10,000          7.9%          $13,178          5.0%
Notes under committed bank lines                4,000          6.8%           15,000          6.3%
--------------------------------------------------------------------------------------------------------
Total                                         $14,000          7.6%          $28,178          5.7%

Total interest paid was $3,300,000 in 2000, $3,200,000 in 1999 and $4,198,000 in
1998.

     In August 2000, the Company entered into an unsecured $50 million revolving credit facility to replace an expiring revolving credit facility. The credit agreement contains financial and operating covenants, including restrictions on incurring indebtedness and liens, selling property, repurchasing the Company's shares and paying dividends. In addition, the Company is required to satisfy consolidated net worth, fixed charge coverage ratio and leverage ratio tests, in each case at the end of each fiscal quarter. At December 31, 2000, the Company had formal and informal unused lines of credit of approximately $89 million, including the $50 million revolving credit line described above. The informal lines are bank lines that have no commitment fees. At December 31, 2000, all open borrowings were notes with a weighted-average interest rate of approximately 7.6%.

3. EMPLOYEE BENEFIT PLANS:

     The Company has established grantor trusts to fund for non-qualified supplemental retirement plans. The trusts are irrevocable and assets contributed are subject to the claims of creditors and, therefore, they are not considered plan assets reportable as a funding component under paragraph 19 of SFAS No. 87. The assets held in these trusts at December 31, 2000 and 1999, are accounted for at the lower of cost or market and amounted to $.7 million and $19.4 million, respectively. These assets are included in other assets in the accompanying consolidated balance sheets. During 2000, the Company made lump-sum payments of $17 million and recognized a $3 million settlement gain on the termination of various non-qualified supplemental retirement plans from a grantor trust.

The following tables set forth the domestic plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 2000 and 1999 (in thousands):

                                                             2000             1999
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                   $ 19,670         $ 19,992
Service cost                                                    --              370
Interest cost                                                  410            1,000
Benefits paid                                              (17,034)          (1,053)
Acutarial gain                                              (3,046)            (639)
------------------------------------------------------------------------------------
Benefit obligation at end of year                         $     --         $ 19,670
                                                          ==========================

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year            $     --         $      8
Actual return on plan assets, net of expenses                   --               (8)
------------------------------------------------------------------------------------
Fair value of plan assets at end of year                  $     --         $     --
                                                          ==========================

FUNDED STATUS:
Prepaid (accrued) benefit cost                            $     --         ($19,670)
                                                          ==========================

AMOUNTS RECOGNIZED IN THE CONSOLIDATED
BALANCE SHEETS CONSISTS OF:
Accrued benefit liability                                 $     --         ($19,670)
------------------------------------------------------------------------------------
Net amount recognized at end of year                      $     --         ($19,670)


ADDITIONAL YEAR-END INFORMATION FOR
PENSION PLANS WITH ACCUMULATED BENEFIT
OBLIGATIONS IN EXCESS OF PLAN ASSETS:
Projected benefit obligation                              $     --         $ 19,670
Accumulated benefit obligation                            $     --         $ 19,670
Fair value of assets                                      $     --         $     --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998

                                                              2000           1999           1998
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost                                               $    --         $  370         $  375
Interest cost                                                  410          1,000            424
Expected return on plan assets                                  --             --            (37)
-------------------------------------------------------------------------------------------------
                                                               410          1,370            762

Additional SFAS No. 88 charge (gain) recognized due
to settlement/actuarial (gain)                              (3,046)          (639)           617
-------------------------------------------------------------------------------------------------
Net periodic benefit cost (income)                         ($2,636)        $  731         $1,379
                                                           ======================================

The above schedules for all years presented include various non-qualified supplemental retirement plans. The weighted-average discount rate used to measure the projected benefit obligation and the rate of increase in future compensation levels both range from 5% to 7% and the expected long-term rate of return on assets range from 5% to 9%.

     The qualified pension plan was terminated for all participants on November 15, 1998, and an annuity was purchased from Hartford Life Insurance Company as a settlement under SFAS No. 88. The 1999 projected benefit obligation equals the accumulated benefit obligation in 1999, since all the participants are vested former employees.

     In addition to providing pension benefits, the Company had sponsored a defined benefit postretirement health care and life insurance plan. Employees became eligible for the benefits under this plan when they reached allowable retirement age while working for the Company. Those benefits are provided principally through insurance companies whose premiums are based on the anticipated benefits to be paid. The total costs for such retired employee benefits were principally accrued during their active employment. All of the benefits for these plans are vested and all the participants are former employees. The $393,000 service cost in 2000 is attributed to the Chief Executive Officer's severance. The benefits to participants are either fixed dollar amounts per year or a percentage of insurance premiums paid per year.

     The following table sets forth the funded status of the plan reconciled with the amount shown in the Company's consolidated balance sheets at December 31, 2000 and 1999 (in thousands):

                                                          2000             1999
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                 $ 3,255         $ 3,303
Service cost                                                393              --
Interest cost                                               115             115
Actuarial (gain) loss                                    (1,094)            207
Benefits paid                                              (361)           (370)
---------------------------------------------------------------------------------
Benefit obligation at end of year                       $ 2,308         $ 3,255
---------------------------------------------------------------------------------
FUNDED STATUS:
Prepaid (accrued) benefit cost                          ($2,308)        ($3,255)
                                                        =========================

     Net periodic postretirement benefit expense includes the following components (in thousands):

                                                 2000          1999        1998
Service cost                                   $   393         $ --        $175
Interest cost                                      115          115          50
Recognized actuarial (gain) loss                (1,094)         207         (61)
---------------------------------------------------------------------------------
Net period benefit cost (income)                 ($586)        $322        $164
                                               ==================================

A 15-17% annual rate of increase after the year 2000 in per capita cost of covered health care benefits was assumed. Participants with fixed dollar benefits are included at actual cost. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2000 by $93,000 and the interest cost components of the net postretirement benefit expense for the year then ended by $5,000. The weighted-average discount rate used in determining the accumulated postretirement benefit was 5%.

     In addition, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, profit sharing and retirement plan expense amounted to $2,100,000 in 2000, $1,700,000 in 1999 and $3,455,000 in 1998.

4. SHAREHOLDERS' EQUITY:

Pursuant to action by the Company's Board of Directors (the "Board") on July 22, 1998, effective with the expiration on September 19, 1998 of the stock purchase rights then existing under the Company's Stockholder Rights Plan, one new right for each outstanding share of the Company's common stock was issued (a "New Right") under a Renewed Rights Agreement. Each New Right initially represents the right to purchase one share of common stock for $125. The New Rights will only become exercisable, or separately transferable, promptly after the Company announces that a person has acquired or tendered for 15% or more, or promptly after a tender offer commences that could result in ownership of 15% or more, of the common stock then outstanding.

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

     In 1996, the shareholders approved a Stock Option Plan previously adopted by the Board of Directors which provides for both incentive and non-qualified stock options. Options for up to 1.5 million shares of common stock may be granted under the 1996 Plan. The 1996 Plan, as amended by the Board in 1998, provides that non-qualified options for 1,500 shares of common stock be granted annually to each non-employee Director then serving. The Company also has 1991 and 1984 Stock Option Plans, which provide for both incentive and non-qualified stock options, under which options for up to 2 million and 3 million shares of common stock, respectively, may be granted. No further options may be granted under the 1984 Plan. All three Plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1996 and 1991 Plans, of options to acquire shares of common stock at a price not less than their fair market value at the time of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998


Other option terms are determined at the time of grant, but normally under the 1984 and 1991 Plans, options have been exercisable only after a one-year waiting period with vesting in four equal annual installments, and expire 10 years from the date of grant. Under the 1996 Plan, options become exercisable only after a six-month waiting period and upon the Company's achievement of certain stock value performance criteria at any time during the first eight years after the date of the grant. On the eighth anniversary of the grant, all outstanding options granted under the 1996 Plan will become exercisable. Options granted under the 1996 Plan will expire 10 years from the date of grant.

     In 1998, the Board approved a special 1998 Chairman Stock Option Plan which provided for a one-time grant of 14,000 non-qualified stock options to the Company's Chairman of the Board. The options become exercisable six months from date of grant and expire 10 years from the date of grant. In 1993 and 1997, the Board approved a Special Interim Chief Executive Officer Stock Option Plan and a 1997 President and Chief Executive Officer Stock Option Plan, respectively, which provided for special grants of non-qualified stock options to the Company's then Chief Executive Officer. The 1993 options vested fully in increments of 10,000 shares during each of the three months in which he served in that capacity. The 1997 grant of 100,000 options vested fully in increments of 12,500 shares each month from November 1997 through June 1998. Both the 1993 and 1997 options become exercisable six months from the date of grant and expire 10 years from the date of grant.

     At December 31, 2000, the Company has six stock-based compensation (fixed option) plans, which are described above. The Company applies the intrinsic value-based method allowed under APB Opinion No. 25 and related Interpretations in accounting for its fixed stock option plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for option grants since 1994, under the Company's six stock-based compensation plans, been determined applying the fair value based method provided for in SFAS No. 123, the Company's net income and earnings per common share for 2000, 1999 and 1998 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                    2000            1999         1998
Net income (loss)              As reported        $15,092         $26,876      ($22,443)
                               Pro forma          $14,274         $25,983      ($23,886)

Earnings (loss) per            As reported        $  1.11         $  1.87      ($  1.38)
common share diluted           Pro forma          $  1.05         $  1.81      ($  1.47)

     The options granted in 2000, 1999 and 1998 were under the 1998 Chairman Stock Option Plan, the 1996 Plan and the 1991 Plan. The fair value of each option grant in 2000, 1999 and 1998 was estimated at the time of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Dividend yield yearly                                    7.6%           4.5%         4.0%
Expected volatility                                     65.0%          45.0%        25.0%
Risk-free interest rate                                  6.4%           5.0%         5.6%
Expected life (years)                                     5.0            8.0          7.6
Weighted-average grant-date fair value of
options granted during the year, per share             $ 1.73         $ 5.66       $ 6.55

     Stock option status and activity under the Company's six stock-based compensation (fixed option) plans is summarized as follows:

                                                                     WEIGHTED-AVERAGE
FIXED OPTIONS                                       SHARES (000s)    EXERCISE PRICE
Outstanding at December 31, 1997                       3,181            $30.23

Granted                                                  150             28.17
Exercised                                                (87)            24.00
Forfeited                                               (231)            31.83
-------------------------------------------------------------------------------
Outstanding at December 31, 1998                       3,013             30.18

Granted                                                  590             16.78
Forfeited                                               (285)            27.01
-------------------------------------------------------------------------------
Outstanding at December 31, 1999                       3,318             28.07

Granted                                                  636              4.87
Forfeited                                             (1,152)            27.70
-------------------------------------------------------------------------------
Outstanding at December 31, 2000                       2,802            $22.95
                                                      =========================

FIXED OPTIONS                             2000 SHARES    1999 SHARES    1998 SHARES
                                             (000s)         (000s)         (000s)
Options exercisable at year-end              1,535          2,278          2,013

     A summary of information about fixed stock options outstanding at December 31, 2000 is as follows:


                                              WEIGHTED-
                             NUMBER            AVERAGE                             NUMBER
                           OUTSTANDING        REMAINING         WEIGHTED-        EXERCISABLE         WEIGHTED-
RANGE OF EXERCISE         AT 12/31/00        CONTRACTUAL         AVERAGE         AT 12/31/00         AVERAGE
    PRICES                   (000s)             LIFE         EXERCISE PRICE         (000s)        EXERCISE PRICE
 4 to $15                       531               10              $ 4.99              136             $ 4.81
$15 to $26                      570                8              $17.20              265             $16.99
$26 to $36                    1,701                5              $30.49            1,134             $31.11
-----------------------------------------------------------------------------------------------------------------
$4 to $36                     2,802                6              $22.95            1,535             $26.35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998


     An analysis of treasury stock transactions for the years ended December 31, 2000, 1999 and 1998 is as follows (in thousands):

                                                             COMMON STOCK
                                                        SHARES           COST
Balance at December 31, 1997                            8,027         $175,385

Purchases                                               1,424           38,982
Stock option exchanges                                     27              858
Exercise of stock options                                 (87)            (988)
Issue of PAYSOP shares                                    (12)             (68)
Investment Savings Plan - 401(k) issues                    (1)              (6)
Non-Employee Director Stock Plan issues                    (1)              (7)
-------------------------------------------------------------------------------
Balance at December 31, 1998                            9,377          214,156

Purchases                                               2,413           47,198
Issue of PAYSOP shares                                     (7)             (77)
Investment Savings Plan - 401(k) issues                   (25)            (277)
Non-Employee Director Stock Plan issues                    (5)             (62)
-------------------------------------------------------------------------------
Balance at December 31, 1999                           11,753          260,938

Issue of PAYSOP shares                                    (16)            (179)
Investment Savings Plan - 401(k) issues                   (69)            (780)
Non-Employee Director Stock Plan issues                   (52)            (580)
-------------------------------------------------------------------------------
Balance at December 31, 2000                           11,616         $259,399
                                                       ========================


     In 1985, the Company approved a Payroll-Based Stock Ownership Plan ("PAYSOP") which provides common stock to eligible employees and allows the Company a Federal income tax deduction equal to the market value of the issued stock. The PAYSOP Plan was merged into the retirement plan on January 1, 2000.

     In 1987, the Company introduced an Investment Savings Plan in accordance with Section 401(k) of the Internal Revenue Code. One of the features of this retirement savings plan provides common stock to eligible employees and allows the Company a Federal income tax deduction equal to the market value of the issued stock.

     The Non-Employee Director Stock Plan allows for annual retainer of 950 shares of common stock and an additional amount of common stock worth $15,000 per annum valued as of the day following the annual meeting for each Non-employee Director who is not the Chairman of the Board.

     The change in capital in excess of par value resulted from the exercise of stock options, including the related income tax benefit ($1,319,000 in 1998), issuance of PAYSOP shares ($67,000 in 2000, $30,000 in 1999 and $286,000 in
1998, respectively) issuance of 401(k) Plan shares ($351,000 in 2000, $172,000 in 1999 and $12,000 in 1998, respectively) and issuance of Non-Employee Director Stock Plan shares ($153,000 in 2000, $46,000 in 1999 and $31,000 in 1998), as
noted above and $529,000 in 2000 for 200,000 warrants to Time Warner Entertainment Company, LP.

     On June 28, 2000, Enesco entered into a licensing agreement with Time Warner Entertainment Company, LP. Pursuant to this agreement, Enesco issued Time Warner a warrant to purchase 200,000 shares of Enesco's common stock at an exercise price of $4.375 per share. This warrant expires June 27, 2005 subject to certain extensions. The warrant's fair value of $529,000, which was included in capital in excess of par value, was determined using the Black-Scholes pricing model, assuming an expected life of five years, a dividend yield of 0%, a risk-free interest rate of 6.789% and a volatility factor of 64%. The fair value of the warrant will be amortized as a component of royalty expense in the cost of sales over the term of the licensing agreement.

5. OTHER INCOME (EXPENSE), NET:

Other income (expense), net consists of the following (in thousands):

                                      2000             1999             1998
Investment income                    $ 1,161         $   579         $   795
Other assets amortization             (2,658)         (2,224)         (3,195)
Other items, net                         972             609            (428)
------------------------------------------------------------------------------
                                       ($525)        ($1,036)        ($2,828)
                                     =========================================

6. IMPAIRMENT OF LONG-LIVED ASSETS:

In the fourth quarter of 1994, the Company purchased two United Kingdom companies, Border Fine Arts, a maker of animal sculptures and figurines, and Lilliput Lane, a maker of miniature cottages.

     These acquisitions resulted in approximately $65 million of goodwill which was being amortized over 40 years. The expected growth potential of these acquisitions worldwide never materialized and results decreased since the acquisitions, with a sales decrease of 10% in 1998. Additionally, the Company's plans did not project significant rapid growth of these businesses. These circumstances triggered an asset impairment review in accordance with SFAS No. 121 "Accounting for the Impairment of Long-lived Assets" in 1998.

     The application of this statement requires the Company to evaluate facts and circumstances that indicate the costs of certain property, plant, and equipment and intangible assets may be impaired. The evaluation was based upon the estimated future net cash flows (undiscounted and without interest charges) associated with the property, plant, and equipment and intangible assets compared to the carrying value of the asset to determine whether a writedown to fair value was required. Based upon the Company's undiscounted cash flow projections of these businesses, the Company determined it would not be able to recover the associated goodwill.

         After analyzing the expected future discounted cash flows and market value of these businesses, the Company determined that the fair value of the goodwill was $46 million less than the carrying value as of December 31, 1998, and recorded a fourth quarter non-cash $46 million charge before and after tax, which is included in other expense, net in the accompanying consolidated statements of income. The remaining goodwill as of December 31, 2000 is approximately $11.2 million and will be amortized over the next 19 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998


7. GEOGRAPHIC OPERATING SEGMENTS (IN THOUSANDS):

The Company operates in one industry segment, predominately in two major geographic areas (United States and International). This statement established new disclosure requirements related to operating and geographic segments as presented in the following tables:

GEOGRAPHIC AREAS                        2000            1999             1998
NET SALES
United States                        $247,969         $304,675         $376,121
United States inter-company            (2,014)          (2,539)          (4,637)
International                          80,028           93,122           91,587
International inter-company            (1,022)          (3,414)          (4,531)
--------------------------------------------------------------------------------
Total consolidated                   $324,961         $391,844         $458,540
                                     ===========================================

OPERATING PROFIT
United States                        $  2,809         $ 16,860         $ 45,630
International                           6,278            6,791            3,478
--------------------------------------------------------------------------------
Total consolidated                   $  9,087         $ 23,651         $ 49,108
                                     ===========================================

LONG-LIVED ASSETS
United States                        $ 57,470         $ 83,258         $ 86,545
International                          20,854           22,977           27,717
--------------------------------------------------------------------------------
Total consolidated                   $ 78,324         $106,235         $114,262
                                     ===========================================

CAPITAL EXPENDITURES
United States                        $  3,723         $  2,437         $  2,486
International                           1,071            2,621            2,034
--------------------------------------------------------------------------------
Total consolidated                   $  4,794         $  5,058         $  4,520
                                     ===========================================

DEPRECIATION AND AMORTIZATION
United States                        $  6,065         $  5,545         $  5,067
International                           2,541            1,964           49,777
--------------------------------------------------------------------------------
Total consolidated                   $  8,606         $  7,509         $ 54,844
                                     ===========================================

     Total sales for the United Kingdom for 2000, 1999 and 1998 were in millions $44.9, $45.7 and $47.7, respectively. Total long-lived assets of the United Kingdom at December 31, 2000, 1999 and 1998 were in millions $15.9, $17.4 and $17.6, respectively.

     Transfers between geographic areas are made at the market value of the merchandise transferred. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales.

8. INCOME TAXES (IN THOUSANDS):

The domestic and foreign components of the current and deferred income tax assets (liabilities) consist of the following:

                                                           2000            1999
CURRENT TAX ASSETS
United States
Federal--
  Inventory reserve                                      $ 1,803        $ 4,921
  Bad debt reserve                                           937          1,554
  NOL carryforward                                         2,300             --
  Returns and allowances reserve                             914            721
  Other items, net                                         4,302          3,000
--------------------------------------------------------------------------------
                                                          10,256         10,196
--------------------------------------------------------------------------------

State--
  Inventory reserve                                          448          1,098
  Bad debt reserve                                           233            329
  NOL carryforward                                           300             --
  Returns and allowances reserve                             227            179
  Other items, net                                           496            401
--------------------------------------------------------------------------------
                                                           1,704          2,007
--------------------------------------------------------------------------------
Foreign--
  Other items, net                                           135            477
--------------------------------------------------------------------------------
 Total                                                   $12,095        $12,680
                                                         =======================

DEFERRED TAX ASSETS
United States
Federal--
  NOL carryforward                                       $ 8,748        $    --
  Postretirement benefits                                  1,972          9,320
State--
  NOL carryforward                                         1,200             --
  Postretirement benefits                                    431          2,011
Foreign--
  Other items, net                                           213             63
--------------------------------------------------------------------------------
Total                                                    $12,564        $11,394
                                                         =======================

DEFERRED TAX LIABILITIES
United States
Federal--
  Acquisition step-up amortization adjustment            $ 3,780        $ 3,979
  Accelerated depreciation                                   623            798
--------------------------------------------------------------------------------
                                                           4,403          4,777
--------------------------------------------------------------------------------
State--
  Acquisition step-up amortization adjustment                939            989
  Accelerated depreciation                                   155            198
--------------------------------------------------------------------------------
                                                           1,094          1,187
--------------------------------------------------------------------------------
Total                                                    $ 5,497        $ 5,964
                                                         =======================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, 1998


     The United States net current and long-term deferred tax assets are expected to become realizable in future years with future United States taxable income exclusive of reversing temporary differences, consistent with the Company's history. The United States NOL carryforward expires in 2020.

     The domestic and foreign components of income (loss) before income taxes are as follows:

                                        2000            1999             1998
Domestic                              ($7,817)        $ 6,751         $ 34,017
Foreign                                12,970          12,534          (37,312)
-------------------------------------------------------------------------------
                                     $  5,153         $19,285          ($3,295)
                                     ==========================================

     The provision for (benefit from) income taxes consists of the following:

                                        2000             1999            1998
CURRENTLY PAYABLE:
United States Federal                ($12,528)        ($12,000)        $ 9,579
United States State                      (461)            (446)          2,917
Foreign                                 1,998            2,263           3,267
-------------------------------------------------------------------------------
                                      (10,991)         (10,183)         15,763
                                     ==========================================

DEFERRED:
United States Federal                   1,834            2,027           2,714
United States State                      (590)             797             638
Foreign                                  (192)            (232)             33
-------------------------------------------------------------------------------
                                        1,052            2,592           3,385
-------------------------------------------------------------------------------
                                      ($9,939)         ($7,591)        $19,148
                                     ==========================================

     A reconciliation of the total effective income tax rate to the statutory Federal income tax rate is as follows:

                                                          2000           1999           1998
Statutory income tax rate                                 35.0%         35.0%          35.0%
State taxes, net of federal income tax effect            (13.3)          1.2            5.4
Impact of foreign tax rates and credits                    1.1          (0.3)           0.2
Foreign subsidiaries in loss position receiving
  little or no tax benefit                                --            --              0.8
Impact of nondeductible expenses                          17.2           2.5            3.4
---------------------------------------------------------------------------------------------
Subtotal effective income tax rate                        40.0%         38.4%          44.8%
Goodwill writedown                                        --            --           (625.9)
Prior year tax benefit                                  (232.9)        (77.8)          --
---------------------------------------------------------------------------------------------
Total effective income tax rate                         (192.9%)       (39.4%)       (581.1%)
                                                        =====================================

     The 2000 benefit of $12,000,000 and 1999 benefit of $15,000,000 relate to prior year accruals for tax assessments which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide.

     The Company made income tax payments of $2,000,000 in 2000, $3,200,00 in 1999 and $25,394,000 in 1998.

9. FINANCIAL INSTRUMENTS:

The Company operates globally with various manufacturing and distribution facilities and product sourcing locations around the world. The Company may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The Company currently does not use derivative financial instruments for trading or speculative purposes.

     The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of interest rate swaps is the underlying principal amount used in determining the interest payments exchanged over the life of the swap. The notional amounts are not a direct measure of the Company's exposure through its use of derivatives.

     The Company may periodically use interest rate swaps to hedge portions of interest payable on debt. In addition, the Company may periodically employ interest rate caps to reduce exposure, if any, to increases in variable interest rates.

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

     The Company enters into various short-term foreign exchange agreements during the year. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. The Company's various subsidiaries import products in foreign currencies and from time to time will enter into agreements or build foreign currency deposits as a partial hedge against currency fluctuations on inventory purchases. Gains and losses on these agreements are deferred and recorded as a component of cost of sales when the related inventory is sold. At December 31, 2000, deferred amounts were not material. The Company uses short-term foreign currency intercompany loans from various international subsidiaries and utilizes agreements to fully hedge these transactions against currency fluctuations. The cost of these agreements is included in the interest charged to the subsidiaries and expensed monthly as the interest is accrued. The intercompany interest eliminates upon consolidation and any gains and losses on the agreements are recorded as a component of other income. The Company receives dividends, technical service fees, royalties and other payments from its subsidiaries and licensees. From time to time, the Company will enter into foreign currency forward agreements as a partial hedge against currency fluctuations on these current receivables. As of December 31, 2000, net deferred amounts on outstanding agreements were not material. The outstanding agreement amounts (notional value) at December 31, 2000 are $17 million (U.S. dollars).

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of SFAS No. 133, on January 1, 2001 will not have a material impact on the financial position or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998


10. COMMITMENTS AND CONTINGENCIES:

The Company incurred rental expense under operating leases of $5,000,000 in 2000, $5,200,000 in 1999 and $6,048,000 in 1998.

     The minimum rental commitments under noncancelable operating leases as of December 31, 2000 are as follows (in thousands):

                                                                      AGGREGATE
PERIOD                                                                   AMOUNT
2001                                                                    $ 4,000
2002                                                                      3,200
2003                                                                      2,300
2004                                                                      1,000
2005                                                                        500
Later years                                                                 500
--------------------------------------------------------------------------------
Total minimum future rentals                                            $11,500
                                                                       =========

     The Company has entered into various licensing agreements requiring royalty payments ranging from 1.5% to 18% of specified product sales. Royalty expenses, which are charged to cost of sales under these licensing agreements, totaled $26,000,000 in 2000, $27,000,000 in 1999 and $31,700,000 in 1998. Pursuant to
various licensing agreements, the future minimum guaranteed royalty payments are $16,700,000 in 2001, $16,400,000 in 2002 and $15,200,000 in 2003.

     There are various legal proceedings pending against the Company which have arisen during the normal course of business. Management does not believe that the ultimate outcome of those legal proceedings will have a material adverse impact on the financial position or results of operations of the Company.

11. TERMINATION OF PRECIOUS MOMENTS ACQUISITION

     The Company entered into an agreement on April 19, 2000 to purchase certain assets of Precious Moments, Inc. and the Precious Moments Company for $125 million in cash plus other considerations ranging up to 40% of the cash purchase price. This transaction was expected to close no later than June 30, 2000. On June 28, 2000, the Company announced that it would not proceed with the purchase of certain assets of Precious Moments, Inc. and the Precious Moments Company.

     The cost to terminate the agreement of $5 million was recorded in the second quarter. Precious Moments product that was to be used as part of the consideration for the agreement to purchase certain assets of Precious Moments Inc. was written down by $2.9 million. The inventory was written down to reflect market conditions and to preserve collectibility of continuing product lines. The majority of the product was destroyed. In addition, there was $2.1 million of expenses related to the proposed acquisition which were incurred primarily in the second quarter of 2000 and included a break-up fee.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Enesco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Enesco Group, Inc., (a Massachusetts corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP

Chicago,  Illinois
February 21, 2001

STOCK MARKET, DIVIDEND AND
SHAREHOLDER INFORMATION

                 2000                                                          1999
                              MARKET PRICE                                               MARKET PRICE
                              ------------                                               ------------
QUARTER       DIVIDEND      HIGH         LOW              QUARTER        DIVIDEND      HIGH        LOW
-------       --------      ----         ---              -------        --------      ----        ---
First            $0.28     $11.50       $6.13              First            $0.28     $24.75     $12.94
Second               -       7.38        3.88              Second            0.28      24.50      17.75
Third                -      13.44        4.81              Third             0.28      22.31      14.13
Fourth               -       7.31        4.25              Fourth            0.28      17.13       9.50

Enesco Group, Inc.'s Common Stock is traded on the New York and Pacific stock exchanges (Symbol: ENC). The table shows, for the indicated periods, dividends paid and the high and low price range. As of December 31, 2000, there were 2,692 record holders of the Common Stock.

QUARTERLY RESULTS (UNAUDITED):
ENESCO GROUP, INC.



The following tables set forth information with respect to the consolidated quarterly results of operations for 2000 and 1999. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.

     In the fourth quarter of 2000, the Company recognized a $12 million tax benefit for prior year tax accruals that were no longer required.

     In the fourth quarter of 1999, the Company wrote down the value of U.S. inventory by $9.6 million and recognized a $15 million tax benefit for prior year tax accruals that were no longer required.

(In thousands, except per share amounts)                         FOR THE THREE MONTHS ENDED
                                                 MARCH 31,       JUNE 30,        SEPT. 30,      DEC. 31,
                                                   2000            2000            2000           2000
Net revenues                                     $73,460        $ 73,296         $88,247        $89,958
Cost of sales                                     39,430          43,059          49,697         52,771
--------------------------------------------------------------------------------------------------------
Gross profit                                      34,030          30,237          38,550         37,187
Selling, distribution, general
  and administrative expenses                     32,642          34,358          32,263         31,654
--------------------------------------------------------------------------------------------------------
Operating profit (loss)                          $ 1,388         ($4,121)        $ 6,287        $ 5,533
                                                 =======================================================
Net income (loss)                                $   164         ($2,436)        $ 2,918        $14,446
                                                 =======================================================
Earnings (loss) per common share:
  Basic and diluted                              $  0.01          ($0.18)        $  0.21        $  1.05
                                                 =======================================================

                                                                FOR THE THREE MONTHS ENDED
                                                 MARCH 31,      JUNE 30,       SEPT. 30,       DEC. 31,
                                                   1999           1999           1999            1999
Net revenues                                     $95,848        $96,899        $109,599        $ 89,498
Cost of sales                                     49,716         52,171          62,778          60,141
--------------------------------------------------------------------------------------------------------
Gross profit                                      46,132         44,728          46,821          29,357
Selling, distribution, general
  and administrative expenses                     38,570         34,089          35,134          35,594
--------------------------------------------------------------------------------------------------------
Operating profit (loss)                          $ 7,562        $10,639        $ 11,687        ($ 6,237)
                                                 =======================================================

Net income                                       $ 4,338        $ 5,620        $  6,609        $ 10,309
                                                 =======================================================
Earnings per common share:
  Basic and diluted
                                                 $  0.28        $  0.39        $   0.48        $   0.76
                                                 =======================================================

FINANCIAL HIGHLIGHTS LAST FIVE YEARS

ENESCO GROUP, INC.

The financial data set forth below should be read in connection with the financial statements, accompanying notes and Management's Discussion and Analysis on the preceding pages.

(In thousands, except per share amounts)                    2000             1999           1998            1997             1996
Net revenues(1)                                           $324,961        $391,844       $ 458,540       $ 485,883       $ 526,348
Cost of sales(2)                                           184,957         224,806         249,666         268,797         283,080
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                               140,004         167,038         208,874         217,086         243,268
Selling, distribution, general and
  administrative expenses                                  130,917         143,387         159,766         186,468         173,556
----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                             9,087          23,651          49,108          30,618          69,712
Interest expense                                            (3,409)         (3,330)         (3,575)         (6,783)         (8,196)
Other income (expense), net(3)                                (525)         (1,036)        (48,828)         (3,005)         (3,274)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes from
  continuing operations                                      5,153          19,285          (3,295)         20,830          58,242
Income taxes(4)                                             (9,939)         (7,591)         19,148          10,285          25,626
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) of continuing operations, net taxes           15,092          26,876         (22,443)         10,545          32,616
Income of discontinued operations, net of taxes                  -               -              --           2,158           5,821
Net loss on sale of discontinued operations                      -               -              --         (41,000)             --
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                         $ 15,092        $ 26,876        ($22,443)       ($28,297)      $  38,437
                                                         =========================================================================
Earnings (loss) per common share:
Basic:   Continuing operations                            $   1.11        $   1.88          ($1.38)      $    0.60       $    1.81
         Discontinued operations                                 -               -              --            0.12            0.32
         Sale of discontinued operations                         -               -              --           (2.33)             --
-----------------------------------------------------------------------------------------------------------------------------------
         Total                                            $   1.11        $   1.88          ($1.38)         ($1.61)      $    2.13
                                                          =========================================================================
Diluted: Continuing operations                            $   1.11        $   1.87          ($1.38)      $    0.60       $    1.80
         Discontinued operations                                 -               -              --            0.12            0.32
         Sale of discontinued operations                         -               -              --           (2.32)             --
-----------------------------------------------------------------------------------------------------------------------------------
         Total                                            $   1.11        $   1.87           ($1.38)         ($1.60)      $    2.12
                                                          =========================================================================
Average shares of common stock outstanding                  13,562          14,329           16,208          17,577          18,080
Average shares of common stock diluted                      13,636          14,371           16,258          17,661          18,092
Shares of common stock outstanding at year end              13,612          13,476           15,852          17,201          17,904
Market value per common share at year end                   $ 4.69        $  11.06        $   23.25       $   25.69       $   26.50
Cash dividends paid or provided for                       $  3,782        $ 15,906        $  18,028       $  19,702       $  19,640
Dividends declared per common share                       $   0.28        $   1.12        $    1.12       $    1.12       $    1.09
Capital expenditures                                      $  4,794        $  5,058        $   4,520       $   4,944       $   5,095
Depreciation                                              $  5,948        $  5,285        $   5,649       $   5,701       $   5,744
Working capital                                           $ 58,931        $ 42,434        $  74,856       $ 105,449       $  42,252
Total assets                                              $231,479        $277,367        $ 319,949       $ 431,574       $ 498,800
Total long-term liabilities                               $ 11,562        $ 34,237        $  38,537       $  43,808       $  21,583
Shareholders' equity                                      $125,693        $114,432        $ 150,581       $ 228,914       $ 278,828
Book value per common share                               $   9.23        $   8.49        $    9.50       $   13.31       $   15.57
Return on average shareholders' equity                          13%             20%            (12%)           (11%)            15%

(1) Revenue figures have been restated to include shipping and handling costs billed to customers.
(2) Cost of sales includes a non-cash charge of 9.6 million in 1999 and a non-cash charge of $2.9 million in 2000.
(3) Other income (expense), net includes a non-cash $46 million goodwill write-down in 1998.
(4) The provision for income taxes in 1999 includes a $15 million benefit related to the reversal of prior year tax accruals. The provision for income taxes in 2000 includes a $12 million benefit related to the reversal of prior year tax accruals.