Form 10-K, Exhibit 13
period 2001-12-31
ENESCO GROUP INC
filed 2002-03-27
CIK 93542

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ENESCO GROUP, INC.

      The following discussion provides more depth on the financial condition and results of operations of Enesco Group, Inc. and subsidiaries ("Enesco"). You will probably find it helpful to have first read the financial statements, accompanying notes and financial highlights of recent years.

RESULTS OF OPERATIONS

2001 COMPARED TO 2000

Net revenues decreased $56 million, or 17%, in 2001 due to lower product sales in the United States. Net sales in the United States decreased 22%, primarily in the traditional collectible, card and gift channel, continuing a trend in recent years. The biggest single piece of the decrease was sales of Harry Potter merchandise, which were $10 million less in 2001 compared to 2000.

      Net international sales decreased 1% in 2001 compared to 2000 and represented approximately 29% of total 2001 sales compared to 24% in 2000. Local currency international sales were translated into United States dollars at lower exchange rates in 2001 versus 2000. If the 2001 local currency sales were translated into United States dollars at the 2000 exchange rates, international sales would have been greater by approximately $3.3 million, or 4%, in 2001.

      Enesco's Precious Moments lines represented approximately 39% of 2001 sales compared to 38% in 2000. The Cherished Teddies lines represented 13% of 2001 sales compared to 14% in 2000. The number of members in the Precious Moments collector clubs was down approximately 5% and the number of members in the Cherished Teddies collector clubs was down approximately 24% at December 31, 2001, compared to December 31, 2000.

      As of January 1, 2001, in the U.S., Enesco began utilizing a salary-based employee sales force, replacing its historical independent contractor sales force for the collectible, card and gift, and home decor channels. Throughout 2001, Enesco serviced these channels with this sales organization but did not achieve the cost efficiencies, market penetration or customer service levels expected.

      Therefore, as of January 1, 2002 numerous changes were initiated aimed at improving sales, market penetration and customer service levels. The U.S. employee-based field sales force was increased and their compensation plan was changed to a variable commission-based format versus a salary plus bonus format. Additionally, this sales force has been refocused to serve only the collectible, card and gift channels. The U.S. home decor channel will be serviced by 11 independent representative selling groups with the capability of reaching customers not currently served by Enesco. Along with these changes in Enesco's U.S. sales force, new domestic programs have been initiated providing Enesco customers better value, including dating terms on seasonal products, more flexible shipping schedules and improved product availability.

      Total unfilled orders (backlog) as of year end were down approximately $20 million, or 42%, compared to the same period last year. Contributing to this decrease is a decline in orders for Harry Potter products in 2001 versus 2000 and cancellation of future orders for Harry Potter products in early 2001 after slow sell through during the 2000 Christmas selling season. Net open orders are orders received and approved by Enesco, subject to cancellation for various reasons, including credit considerations, product availability and customer requests.

      Gross profit decreased $32 million, or 23%, in 2001 largely as a result of the sales decrease. Results for 2001 include a non-cash charge of $8.7 million in the fourth quarter to write down inventory values as part of Enesco's product rationalization program. In August, based on a product profitability analysis, we discontinued about 3,000 domestic SKUs. From September through December, we offered these items at a discount to our list price but still above our cost. The resulting sales were less than expected and diverted our sales forces' attention from more profitable sales efforts. The one-time write-down values these inventories at our expected recovery in the closeout channel where we can liquidate these items much faster, improving our cash flow. The 2000 results included a one-time non-cash charge of $2.9 million recorded in the second quarter related to Precious Moments product that was to be used as part of the consideration for the agreement to purchase certain assets of Precious Moments, Inc. The proposed acquisition was terminated, and the inventory was written down to reflect market conditions and to preserve collectibility of continuing product lines. Enesco's gross profit margin, expressed as a percentage of net sales, was 43% of sales in 2001 (exclusive of the $8.7 million charge) compared to 44% in 2000 (exclusive of the $2.9 million charge). Enesco recently negotiated lower pricing structures with major suppliers. We expect the results of these negotiations to have a positive impact on margins in the second half of 2002.

      Selling, distribution, general and administrative expenses ("SD&A"), decreased $15.3 million, or 12%, in 2001 versus 2000 and represented 43% of sales in 2001 compared to 40% in 2000. Results for 2001 included one-time charges totaling $3.2 million, comprised of $2.3 million for the January 2001 U.S. sales force reorganization (recorded in the first and second quarter) and $930 thousand for severance provisions ($500 thousand in the second quarter, $360 thousand in the third quarter and $70 thousand in the fourth quarter). The January 2001 U.S. sales force reorganization costs were primarily commissions paid in 2001 to former independent contractors for orders placed before January 1, 2001, but shipped during 2001. Commissions are expensed when orders are shipped. All of the January 2001 sales force reorganization costs were expensed as incurred.

      The January 2002 sales force changes (referenced above) relating to the change in compensation structure and addition of U.S. field and home decor sales representatives are separate from the January 2001 sales reorganization. The January 2002 sales force changes did not generate any one-time charges.

      The 2000 results included one-time charges of $2.2 million for termination of the Precious Moments acquisition and $2.8 million for executive severance, offset by a gain of $3.0 million on the termination of supplemental retirement plans.

      Exclusive of one-time items, SD&A costs for 2001 were down $16.7 million, or 13%, from 2000. The decrease from 2000 reflects numerous cost reductions partially offset by higher domestic bad debt expense early in 2001. SD&A costs, excluding one-time items, were 42% of sales for 2001, compared to 40% for 2000. Enesco expects to report continued reductions in recurring operating expenses going forward.

      Enesco initiated numerous cost savings programs in 2001 aimed at increasing margins, lowering operating costs, and increasing efficiencies including:

- Enesco reduced its U.S. workforce by 14% (120 positions) in May 2001 generating annual savings of approximately $8 million.

- In August 2001, a further domestic workforce reduction eliminated approximately 45 positions generating an additional estimated $3.5 million of annual savings.

- A U.K. manufacturing site was closed in September 2001 eliminating 45 positions which should generate annual savings of $700 thousand.

- Enesco is restructuring its Operations, Marketing and Creative departments to generate efficiencies in the supply chain and product development cycle as well as improving customer service.

- Operating costs are being more closely scrutinized, unnecessary expenditures are being eliminated, and all incremental spending must be cost-justified prior to being incurred.

      Amortization of goodwill decreased $700 thousand, or 27%, in 2001 versus 2000 due to the completion of an asset's amortization period at the end of 2000. Enesco historically had classified amortization expense as a non-operating item and has reclassified amortization expense as an operating expense. In 2002 amortization of goodwill will cease in accordance with FAS 142. All periods presented have been reclassified to conform with the current presentation.

      Due to the factors described above, 2001 operating profit decreased $16.0 million compared to 2000. Operating profit in the United States was down $16.0 million and international operating profit was flat compared to 2000.

2000 COMPARED TO 1999

Net revenues decreased $67 million, or 17%, in 2000 due mainly to lower sales in the United States. Net sales in the United States decreased 19%, primarily in the traditional collectible, card and gift channels, continuing a trend in recent years. Domestic sales initiatives in 2000 were focused on expansion of accounts in other retail venues such as direct selling, catalogs, department stores, chain drug stores and the mass market. In most cases, the products sold in these alternate channels are designed specifically for those channels and are different from products offered to our traditional core channel.

      Net international sales in 2000 decreased 12% compared to 1999 and represented approximately 24% of total 2000 sales compared to 23% in 1999. Local currency international sales were translated into United States dollars at lower exchange rates in 2000 versus 1999. If the 2000 local currency sales were translated into United States dollars at the 1999 exchange rates, international sales would have been greater by approximately $4.3 million, or 5%, in 2000.

      The Precious Moments lines represented approximately 38% of 2000 sales compared to 37% in 1999. The Cherished Teddies lines represented 14% of 2000 sales compared to 22% in 1999. The number of members in the Precious Moments collector clubs was down approximately 4%, and the number of members in the Cherished Teddies collector clubs was down approximately 12% at December 31, 2000 versus December 31, 1999.

      Total unfilled orders (backlog) as of year-end 2000 were down approximately $2 million, or 4%, compared to December 31, 1999. Net open orders are orders received and approved by Enesco, subject to cancellation for various reasons, including credit considerations, product availability and customer requests.

      Gross profit decreased $27 million, or 16%, in 2000 following the sales decrease and due to the one-time non-cash charge of $2.9 million recorded in the second quarter of 2000. The second quarter 2000 $2.9 million inventory write-down related to Precious Moments product that was to be used as part of the consideration for the agreement to purchase certain assets of Precious Moments, Inc. The proposed acquisition was terminated, and the inventory was written down to reflect market conditions and to preserve collectibility of continuing product lines. Enesco's gross profit margin, expressed as a percentage of net sales, was 44% of sales in 2000 (before the second quarter charge of $2.9 million) compared to 45% in 1999 (before the 1999 fourth quarter inventory write-down of $9.6 million). The percentage decrease was due to lower margins in the United States due to product and channel sales mix. Additionally, Enesco incurred expenses in the fourth quarter of 2000 to meet Christmas shipping deadlines. International gross profit margins improved slightly compared to 1999 due to sales mix and lower fixed costs.

      Selling, distribution, general and administrative expenses decreased $12.5 million, or 9%, in 2000 versus 1999 and represented 40% of sales in 2000 compared to 37% in 1999. The 2000 expenses were a higher percentage of sales principally due to the impact of lower sales on fixed costs. The 2000 reductions in expenses of $12.5 million were from lower variable expenses (approximately 10% of sales) due to the lower sales volumes, reductions from cost controls initiated in 1999 and 2000, and $1.1 million of actuarial gains relating to post-retirement benefits. Selling, distribution, general and administrative expenses for 2000 included one-time items of $2.2 million for costs related to the termination of the Precious Moments acquisition, $2.8 million for executive severance and a $3.0 million settlement gain resulting from the termination of supplemental retirement plans. Excluding the one-time items, the year-on-year decrease would have been $14.3 million, or 10%.

      Due to the factors described above, 2000 operating profit decreased $15.0 million, or 70%, compared to 1999. Operating profit in the United States was down $14.5 million, or 94%, and international operating profit decreased $500 thousand, or 8%, compared to 1999.

INTEREST EXPENSE, INTEREST INCOME AND OTHER EXPENSE, NET

Interest expense for 2001 was lower by $1.7 million, or 52%, from 2000 due to lower average borrowings and lower interest rates. Lower interest income in 2001 is due to a non-recurring $675 thousand second quarter 2000 gain related to an expired warranty term and lower interest rates. Other expense, net, for 2001 are higher due to a non-recurring $625 thousand gain on an expired warranty term recorded in the second quarter of 2000.

      Interest expense in 2000 increased slightly from 1999 due to higher interest rates despite lower average borrowings. Interest income increased in 2000 from 1999 due to a non-recurring second quarter 2000 gain related to an expired warranty term. Other expense, net, in 2000 benefited from a $625 thousand gain on the expiration of a warranty term. Other expense, net, in 1999 benefited from a net gain on the sale of assets of $350 thousand.

INCOME TAXES

The 2001 tax provision includes a $9.4 million benefit, primarily related to prior year tax accruals which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 2001 effective tax rate (excluding the 2001 $9.4 million benefit) was 31.1% compared to 40.0% in 2000 (excluding a 2000 $12 million benefit). The difference from the effective rate for 2000 reflects the geographical mix of earnings and the impact of non-deductible goodwill amortization. The actual effective income tax rates are dependent upon numerous factors and actual results may vary.

      The 2000 tax provision includes a $12 million benefit primarily related to prior year tax accruals which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 2000 effective tax rate (excluding the 2000 $12 million benefit) was 40.0% compared to 38.4% in 1999 (excluding a 1999 $15 million benefit), due to the geographical mix of earnings and the 1999 United States tax benefit on the sale of Enesco's Mexican assembly and packaging subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

Enesco historically had satisfied its capital requirements with internally generated funds and short-term loans. Working capital requirements fluctuate during the year and are generally greatest early in the fourth quarter and lowest early in the first quarter.

      Operating cash flows are a function of our earnings plus non-cash expenses such as depreciation and amortization and our ability to manage working capital. Operating cash flows in 2001 were $13.2 million versus $13.9 million in the prior year. The major sources of funds from changes in working capital include lower accounts receivable, lower inventories and increase accounts payable. The major uses of funds from operating activities in 2001 were deferred and current income taxes and lower post-retirement benefits. The lower accounts receivable is a function of lower sales and faster collections being offset partially by dating programs. To stimulate sales, Enesco began offering domestic dating programs to its retailers in the third quarter of 2001. The marginal impact of the dating programs is that as sales increase, accounts receivable increase and days sales outstanding also increase. Inventory decreased due to the fourth quarter inventory write-down of $8.7 million. Accounts payable increased due to the implementation of extended payment terms to Far East vendors in the second quarter of 2001. Accrued expenses decreased due to the timing of payments and the impact of lower sales volumes. Deferred income tax assets were created relating to the $8.7 million inventory write-down and the 2001 domestic NOL being carried forward. Current income tax liabilities were reduced by the $9.4 million reversal of prior year accruals which were no longer required. The corporate headquarters closing reserve (Note 10) at December 31, 2001, totaled $1.2 million, a decrease of $2.2 million from year-end 2000, relating to payments made. Due to the duration and timing of severance provisions and related benefits, the reserve will not be fully utilized until the first quarter of 2004. The reserve is expected to be utilized as follows: $700 thousand in 2002, $400 thousand in 2003 and $100 thousand in 2004.

      Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While we believe such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. Enesco has established accruals for tax assessments. These accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Based upon Enesco's current liquid asset position and credit facilities, Enesco believes it has adequate resources to fund any such assessments. To the extent accruals differ from actual assessments or when the open tax years are closed, the accruals will be adjusted through the provision for income taxes. In 2001, the adjustment was a tax benefit of $9.4 million. The majority of the open tax years become closed at the end of December for the particular open year.

      The major use of cash in investing activities in 2001 was for capital expenditures. Capital expenditures for 2001 totaled $2.7 million.

      The major use of cash in financing activities in 2001 was for the repayment of debt. Enesco did not declare any dividends in 2001. Any future dividends and resumption of the stock repurchase program will depend on improved future financial results. Note 4 to the Financial Statements provides a detailed summary of Treasury Stock activity. Enesco has an authorized program to purchase shares of its common stock depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 2001, one million shares remained available for purchase under the program. No shares were purchased in 2000 or 2001.

      Enesco makes provisions to record its future payment obligations relating to insurance premiums for post-retirement benefits and severance allowances. These obligations are not funded because there is no financial benefit to fund them.

      Enesco has various non-qualified supplemental retirement plans. Benefits from these supplemental plans will be paid from Enesco's assets. Enesco has established grantor trusts to provide assets for some of these non-qualified plans. The assets are subject to the claims of creditors and, therefore, they are not considered plan assets and are excluded from pension computations.

      In August 2000, Enesco entered into a $50 million revolving credit facility with Fleet National Bank ("Fleet") to replace an existing credit facility. The Fleet credit agreement contains financial and operating covenants including restrictions on indebtedness and liens, selling property, repurchasing our stock and paying dividends. In addition, Enesco is required to satisfy fixed charge coverage ratio and leverage ratio tests at the end of each quarter. As of December 31, 2001, Enesco was in compliance with or has obtained a waiver for all covenants in the revolving credit facility.

      In March 2001, Enesco agreed to modify its credit agreement with Fleet, which included modification of the financial covenants. Enesco further agreed, in April 2001, to modify the Fleet credit agreement to reduce the commitment to $25 million and to grant Fleet a security interest in inventory and accounts receivable. Enesco further amended the credit agreement with Fleet in June 2001 and August 2001. The amended agreement included an increased revolving credit commitment to $35 million, increased credit capacity to $50 million including a letter of credit facility of $15 million, an extension of the facility termination date and mortgages on two parcels of domestic real estate.

      In September 2001, Enesco's credit facility with Fleet was further amended to extend the termination date to May 2002 and certain financial covenants were also modified. The size of the credit facility remains at $50 million. However, the revolving credit commitment was increased to $40 million and the letter of credit facility was lowered to $10 million. These modifications are not expected to have a material effect on Enesco's liquidity or the ability to meet working capital requirements.

      Enesco currently is pursuing various options to meet capital and operating needs after the Fleet agreement expires. Enesco believes it has access to a wide variety of financing arrangements based on our credit rating and modest leverage. Enesco is not aware of any trends, events, demands, commitments or uncertainties which reasonably can be expected to have a material effect on liquidity and the ability to meet anticipated requirements for working capital and capital expenditures.

      The principal sources of Enesco's liquidity are its available cash balances, cash from operations and available financing alternatives. At December 31, 2001, Enesco had formal and informal unused lines of credit of approximately $50 million. The informal lines are bank lines that have no commitment fees. At December 31, 2001, all open borrowings were notes with a weighted-average interest rate of approximately 3.6%.

      Fluctuations in the value of the U.S. dollar versus international currencies affect the U.S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity.

      A summary of significant contractual obligations is as follows (in thousands):

                             PAYMENTS DUE BY PERIOD

                                                  Less than 1                             After 5
 Contractual Obligations               Total         year       1-3 years    4-5 years      years
                                       -----      -----------   ---------    ---------    -------
Short term borrowings                $  6,749      $ 6,749       $    --      $    --      $   --
Letters of credit                       7,460        7,460            --           --          --
Operating leases                        8,300        2,900         4,700          700          --
License guarantees                     92,900       17,100        45,800       30,000          --
                                     --------      -------       -------      -------      ------
Total Contractual Cash
  Obligations                        $115,409      $34,209       $50,500      $30,700      $   --
                                     --------      -------       -------      -------      ------

CRITICAL ACCOUNTING POLICIES

In December 2001, the SEC requested that all registrants list their three to five most "critical accounting policies" in MD&A. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our following accounting policies fit this definition:

      Accounts receivable are reported net of reserves for uncollectible accounts as well as reserves for returns and allowances. Reserves for uncollectible accounts are determined using aging data and the related historical recovery of amounts in the various aging categories. Accounts in bankruptcy are fully reserved. Subsequent recoveries are adjusted through the provision for doubtful accounts. Reserves for returns and allowances are determined using specific claims data from customers as well as an estimate for incurred but not reported claims determined using historical claims data.

      Inventories are valued at the lower of cost or market. Reserves are established to value excess and obsolete inventory at its net realizable value based on historical recoveries for discontinued merchandise. Discontinued merchandise is a result of market trends and the level of success for Enesco's product introductions. Also, inventory values are written down where Enesco's right to sell licensed merchandise has expired or will expire in the near future.

      Enesco has established accruals for taxes payable and tax assessments. The accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While Enesco believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. To the extent accruals differ from assessments or when the open tax years are closed the accruals are adjusted through the provision for income taxes. The majority of open tax years become closed for assessments at the end of December for the particular open year.

      The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited Consolidated Financial Statements and Notes thereto in this Annual Report which contain accounting policies and other disclosures required by generally accepted accounting principles.

EURO CURRENCY

Effective January 1, 1999, 11 of the 15 countries that are members of the European Economic and Monetary Union introduced a single currency unit, the euro. Prior to full implementation for the new currency for the participating countries on January 1, 2002, there was a transition period during which parties could use either the existing currencies or the euro. During the transition period all exchanges between currencies of the participating countries were required to be first converted through the euro. Enesco did not experience any impact on its operations during the transition period or on full implementation of the Euro on January 1, 2002.

MARKET RISK

Enesco operates globally with various manufacturing and distribution facilities and product sourcing locations around the world. As such, Enesco is exposed to foreign exchange risk since purchases and sales are made in foreign currencies. In addition, Enesco is subject to interest rate risk on outstanding borrowings. Enesco may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Enesco currently does not use derivative financial instruments for trading or speculative purposes. Enesco regularly monitors its foreign currency exposures and ensures that the hedge contract amounts do not exceed the amounts of the underlying exposures. To manage foreign currency risk, as of December 31, 2001, Enesco had entered into forward exchange agreements with a notional value of $17.0 million that will mature within 90 days. These contracts include sales of British pounds sterling and the purchase of U.S. dollars at an average exchange rate of 1.44 and a sale of U.S. dollars and the purchases of British pounds sterling at an average exchange rate of 1.45. The fair value of these contracts is not significant. As of December 31, 2001, Enesco had $6.7 million outstanding of interest bearing debt with interest rates ranging from 3.25% to 4.75% and maturities within 31 days. The fair value approximates the carrying value of these debt instruments. Enesco currently has not hedged the interest rate risk on any of its outstanding borrowings.

ACCOUNTING CHANGES

Adoption of SAB 101 "Revenue Recognition" in the fourth quarter of 2000 did not affect Enesco's accounting and reporting policies.

      In accordance with EITF 00-10 "Accounting for Shipping and Handling Fees and Costs" (which also was adopted in the fourth quarter of 2000), Enesco classifies shipping and handling costs billed to customers as revenue, and the related costs are classified as cost of sales. Revenue and cost of sales for 1999 were restated to include $7.8 million of shipping and handling costs billed to customers.

      FAS 133, "Accounting for Derivative Instruments and Hedging Activities," establishes the accounting and reporting standards for derivatives. Adopted on January 1, 2001, FAS 133 did not have a material impact on Enesco's consolidated financial position or results of operations.

      Adoption of EITF 00-22 "Accounting for Points and Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future" in the first quarter of 2001 did not affect Enesco's accounting and reporting policies.

      Financial Accounting Standards (FAS) 141 "Business Combinations" and FAS 142 "Goodwill and Intangible Assets" and FAS 143 "Accounting for Asset Retirement Obligations" were finalized on June 30, 2001. FAS 144 "Accounting for the Impairment of or Disposal of Long-Lived Assets" was issued in August of 2001. FAS 141 is not expected to have any impact on the historical financial statements of Enesco. Under FAS 142, goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required, Enesco will adopt FAS 142 as of January 1, 2002, and will cease amortization of goodwill. The annual impact of ceasing amortization of goodwill is $1.95 million. Enesco has not yet determined if the net book value of its existing goodwill of $33.4 million will be impaired. FAS 143 and 144 are not expected to have a material impact on the financial statements of Enesco when adopted.

      EITF 00-14 "Accounting for Certain Sales Incentives" and EITF 00-25 "Vendor Income Statement Characterization of Consideration from a Vendor to Retailer" became effective this year. Enesco has determined that EITF 00-14 will not materially impact its results of operations and financial condition. The impact of EITF 00-25, while not expected to have a material impact is currently under review.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including all information incorporated by reference into this Annual Report, contains certain forward-looking statements within the meaning of the Federal securities laws. These forward-looking statements may include the words "believe," "expect," "plans" or similar words and are based in part on Enesco's reasonable expectations and are subject to a number of factors and risks, many of which are beyond Enesco's control. Enesco's future results may differ materially from its current results, and actual results could differ materially from those projected in the forward-looking statements contained in, and incorporated by reference into, this Annual Report as a result of certain factors including, but not limited to, those set forth below. Readers should also carefully review any risk factors described in other documents that we file from time to time with the Securities and Exchange Commission.

- Our ability to manufacture, increase capacity, source and ship new and continuing product in a timely manner and consumers' acceptance of those products at prices that will be sufficient to profitably recover development, manufacturing, marketing, royalty and other costs of the products;

- Economic conditions including retail sales, higher fuel prices, currency fluctuations and government regulation and other actions in the various markets in which we operate throughout the world;

- The inventory policies of retailers, together with the increased reliance by retailers on quick response inventory management techniques, which increase the risk of underproduction of popular items, overproduction of less popular items and failure to achieve tight and compressed shipping schedules;

- The impact of competition on revenues, margins and other aspects of Enesco's business, including the ability to secure, maintain and renew popular licenses and the ability to attract and retain talented employees.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Annual Report will occur or continue in the future. Except for required, periodic filings under the Securities Exchange Act of 1934, Enesco undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONSOLIDATED BALANCE SHEETS

ENESCO GROUP, INC.
December 31, 2001 and 2000

ASSETS
(In thousands)
                                                                                        2001            2000
CURRENT ASSETS:
Cash and certificates of deposit (including interest bearing demand deposits)      $   7,932       $   4,006
Accounts receivable, net                                                              58,582          72,923
Inventories                                                                           56,437          60,491
Prepaid expenses                                                                       2,622           3,640
Current tax assets                                                                    13,052          12,095
                                                                                   ---------       ---------
Total current assets                                                                 138,625         153,155
                                                                                   ---------       ---------

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land and improvements                                                                  3,710           3,960
Buildings and improvements                                                            34,739          36,624
Machinery and equipment                                                                6,603          12,487
Office furniture and equipment                                                        22,689          31,919
Transportation equipment                                                                 458             515
                                                                                   ---------       ---------
                                                                                      68,199          85,505

Less - accumulated depreciation and amortization                                     (41,617)        (56,256)
                                                                                   ---------       ---------
Property, plant and equipment, net                                                    26,582          29,249
                                                                                   ---------       ---------

OTHER ASSETS:
Goodwill and other intangibles, net                                                   33,423          35,564
Other                                                                                  1,141             947
Deferred income taxes                                                                 19,780          12,564
                                                                                   ---------       ---------
Total other assets                                                                    54,344          49,075
                                                                                   ---------       ---------
                                                                                   $ 219,551       $ 231,479
                                                                                   =========       =========

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY
(In thousands)

                                                                        2001            2000
CURRENT LIABILITIES:
Notes and loans payable                                            $   6,749       $  14,000
Accounts payable                                                      28,345          17,867
Federal, state and foreign income taxes                               28,713          35,154
Accrued expenses -
    Payroll and commissions                                            3,183           3,698
    Royalties                                                          5,782           7,747
    Post-retirement benefits                                           3,246           4,407
    Other                                                              8,218          11,351
                                                                   ---------       ---------
Total current liabilities                                             84,236          94,224
                                                                   ---------       ---------

LONG-TERM LIABILITIES:
Post-retirement benefits                                               3,718           6,065
Deferred income taxes                                                  5,220           5,497
                                                                   ---------       ---------
Total long-term liabilities                                            8,938          11,562
                                                                   ---------       ---------

COMMITMENTS AND CONTINGENCIES (NOTE 9)

SHAREHOLDERS' EQUITY:
Commmon stock, par value $.125
    Authorized 80,000 shares
    Issued 25,228 shares                                               3,154           3,154
Capital in excess of par value                                        47,847          48,711
Retained earnings                                                    338,726         337,615
Accumulated other comprehensive income                                (5,722)         (4,388)
                                                                   ---------       ---------
                                                                     384,005         385,092

Less - Shares held in treasury, at cost
Common stock, 11,459 shares in 2001 and 11,616 shares in 2000       (257,628)       (259,399)
                                                                   ---------       ---------
Total shareholders' equity                                           126,377         125,693
                                                                   ---------       ---------
                                                                   $ 219,551       $ 231,479
                                                                   =========       =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

ENESCO GROUP, INC.
For the Years Ended December 31, 2001, 2000 and 1999

(In thousands, except per share amounts)                             2001            2000            1999
Net revenues                                                    $ 268,979       $ 324,961       $ 391,844

Cost of sales                                                     160,974         184,957         224,806
                                                                ---------       ---------       ---------

Gross profit                                                      108,005         140,004         167,038

Selling, distribution, general and administrative expenses        115,603         130,917         143,387
Amortization of goodwill and other intangibles                      1,950           2,658           2,224
                                                                ---------       ---------       ---------

Operating profit (loss)                                            (9,548)          6,429          21,427

Interest expense                                                   (1,523)         (3,196)         (2,994)
Interest income                                                       371           1,161             579
Other income (expense), net                                        (1,342)            759             273
                                                                ---------       ---------       ---------

Income (loss) before income taxes                                 (12,042)          5,153          19,285

Income taxes (benefit)                                            (13,153)         (9,939)         (7,591)
                                                                ---------       ---------       ---------

Net income                                                      $   1,111       $  15,092       $  26,876
                                                                ---------       ---------       ---------

EARNINGS PER COMMON SHARE:
BASIC:                                                          $    0.08       $    1.11       $    1.88
                                                                =========       =========       =========

DILUTED:                                                        $    0.08       $    1.11       $    1.87
                                                                =========       =========       =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

ENESCO GROUP, INC.
For the Years Ended December 31, 2001, 2000 and 1999

(In thousands, except per share amounts)                                 2001           2000            1999
Balance,  beginning of year                                          $337,615      $ 326,305       $ 315,335

Net income                                                              1,111         15,092          26,876

Cash dividends, $.28 per share in 2000, $1.12 per share in 1999            --         (3,782)        (15,906)
                                                                     --------      ---------       ---------

Balance,  end of year                                                $338,726      $ 337,615       $ 326,305
                                                                     ========      =========       =========

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

ENESCO GROUP, INC.
For the Years Ended December 31, 2001, 2000 and 1999

(In thousands)                                                           2001           2000            1999
Net income                                                           $  1,111      $  15,092       $  26,876
                                                                     --------      ---------       ---------

Other comprehensive income:

Cumulative translation adjustments (no tax effects)                    (1,334)        (1,545)           (585)
                                                                     --------      ---------       ---------

Total other comprehensive income (loss)                                (1,334)        (1,545)           (585)
                                                                     --------      ---------       ---------

Comprehensive income (loss)                                          $   (223)     $  13,547       $  26,291
                                                                     ========      =========       =========

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

ENESCO GROUP, INC.
For the Years Ended December 31, 2001, 2000 and 1999

(In thousands)                                                              2001           2000           1999
OPERATING ACTIVITIES:
Net income                                                              $  1,111       $ 15,092       $ 26,876
Adjustments to reconcile net income to net cash provided
by operating activities:
    Depreciation and amortization of property, plant and equipment         5,071          5,948          5,285
    Amortization of goodwill and other intangibles                         1,950          2,658          2,224
    Deferred income taxes                                                 (8,450)        (1,052)         3,392
    (Gains) losses on sale of capital assets                                  96             24           (526)
    Changes in assets and liabilities:
       Accounts receivable                                                13,707          7,182          4,321
       Inventories                                                         3,479            902         18,940
       Prepaid expenses                                                      985             32            863
       Other assets                                                         (194)         5,746          1,847
       Accounts payable and accrued expenses                               4,174        (11,127)        (8,401)
        Settlement of supplemental retirment plan                             --           (928)            --
        Federal, state and foreign income taxes                           (6,399)        (8,042)       (14,296)
       Long-term post-retirement benefits                                 (2,347)        (2,538)        (3,221)
                                                                        --------       --------       --------
Net cash provided by operating activities                                 13,183         13,897         37,304
                                                                        --------       --------       --------

INVESTING ACTIVITIES:
Purchase of property, plant and equipment                                 (2,729)        (4,794)        (5,058)
Proceeds from sales of property, plant and equipment                          37             48          2,713
                                                                        --------       --------       --------
Net cash used by investing activities                                     (2,692)        (4,746)        (2,345)
                                                                        --------       --------       --------

FINANCING ACTIVITIES:
Cash dividends                                                                --         (3,782)       (15,906)
Exchanges and purchases of common stock                                       --             --        (47,198)
Net issuance (repayment) of notes and loans payable                       (7,134)       (13,925)        20,607
Exercise of stock options                                                     18             --             --
Other common stock issuance                                                  889          1,496            664
                                                                        --------       --------       --------
Net cash used by financing activities                                     (6,227)       (16,211)       (41,833)
                                                                        --------       --------       --------

Effect of exchange rate changes on cash and cash equivalents                (338)           247           (212)
                                                                        --------       --------       --------
Increase (decrease) in cash and cash equivalents                           3,926         (6,813)        (7,086)
Cash and cash equivalents, beginning of year                               4,006         10,819         17,905
                                                                        --------       --------       --------
Cash and cash equivalents, end of year                                  $  7,932       $  4,006       $ 10,819
                                                                        ========       ========       ========

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

1. ACCOUNTING POLICIES:

The accompanying Consolidated Financial Statements include the accounts of Enesco Group, Inc. and subsidiaries ("Enesco"). All significant intercompany transactions have been eliminated in the Consolidated Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates. Certain reclassifications have been made in the 2000 and 1999 financial statements to conform to the 2001 presentation, including reflection of freight costs billed to customers as revenue and amortization of goodwill as an operating expense. Enesco's operations, which operate in a single industry segment, design, manufacture (primarily through third parties located in the Pacific Rim) and market a wide variety of licensed and proprietary branded gifts and collectibles to retailers primarily throughout the United States, Canada and Europe.

      Assets and liabilities of Enesco's foreign subsidiaries are translated at the exchange rate on the balance sheet date, while statement of income items are translated at the average exchange rates for the year. Translation gains and losses are reported as a component of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses are reported in the consolidated statements of income.

      The carrying amount of cash and certificates of deposit and notes and loans payable approximate fair value. Enesco considers all highly liquid securities, including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

      Advertising costs are expensed in the year incurred. Advertising expense was $2,645,000 in 2001, $3,245,000 in 2000, and $3,525,000 in 1999.

      Enesco recognizes revenue when title passes to its customers which generally occurs when merchandise is turned over to the shipper. A provision for anticipated merchandise returns and allowances is recorded based upon historical experience. Amounts billed to customers for shipping and handling are included in revenue. License and royalty fees received by Enesco are recognized as revenue when earned.

      Accounts receivable are reported net of reserves for uncollectible accounts as well as reserves for returns and allowances totaling $4,608,000 and $7,292,000 at December 31, 2001 and 2000, respectively.

      Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials and products as well as freight and duty costs to import the products. Enesco values all inventories utilizing the first-in, first-out method. Enesco records inventory at the date of taking title, which at certain times during the year results in significant in-transit quantities, as inventory is sourced primarily from China, Taiwan and other Pacific Rim countries.

      The major classes of inventories were as follows (in thousands):

                                                              2001          2000
Raw materials                                              $   504       $   574
Work in process                                                 68            87
Finished goods in transit                                    6,906         9,483
Finished goods                                              48,959        50,347
                                                           -------       -------
                                                           $56,437       $60,491
                                                           -------       -------

      Concentration of risk for Enesco exists in revenue from major product lines, foreign sources of inventory, market and geographic areas and trade receivables. The majority of product sales are under licensed rights from third parties. The two largest licensed lines represented approximately 52% of Enesco's total sales for 2001, 52% of total sales for 2000 and 59% of total sales for 1999. Extended credit terms are offered to customers. Enesco continually monitors and manages the risks associated with all these activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

      Depreciation is provided over the estimated useful lives of the assets utilizing straight-line and declining balance methods. During 2001, Enesco wrote off numerous fully depreciated assets that were taken out of service. The methods of depreciation for financial statement and income tax purposes differ in some circumstances, resulting in deferred income taxes.

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

      Intangible assets, primarily goodwill, result from the allocation of the excess cost of acquisitions over the value of net tangible assets acquired. Intangible assets are amortized using the straight-line method principally over 20 to 40 years. Enesco historically had classified amortization expense as a non-operating item but is now classifying amortization expense as an operating expense. However, amortization of goodwill will cease after 2001 per FAS 142. All periods presented have been reclassified to conform with the current presentation. Enesco periodically evaluates whether events or circumstances have occurred indicating that the net book value of goodwill has been impaired. When factors indicate that goodwill should be evaluated for possible impairment, Enesco uses an estimate of the acquired business' undiscounted future net cash flows compared to the carrying value of goodwill to determine if a write-down is necessary. Intangible assets were net of accumulated amortization of $36,317,000 and $34,445,000 at December 31, 2001 and 2000, respectively.

      Enesco has established accruals for taxes payable and tax assessments. The accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Enesco files and continues to file tax returns with a number of taxing authorities worldwide. While Enesco believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. To the extent accruals differ from assessments or when the open tax years are closed the accruals are adjusted through the provision for income taxes. The majority of open tax years become closed for assessments at the end of December for the particular open year.

      Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, the dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options and warrants using the treasury stock method. The number of shares used in the earnings per common share computation for 2001, 2000 and 1999 were as follows (in thousands):

                                                  2001         2000         1999
Basic
Average common shares outstanding               13,708       13,562       14,329

Diluted
Stock options and warrants                         128           74           42
                                                ------       ------       ------
Average shares diluted                          13,836       13,636       14,371
                                                ------       ------       ------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

      Additional options to purchase 1.9 million, 2.5 million and 3.3 million shares were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

2. NOTES AND LOANS PAYABLE:

Notes and loans payable and weighted-average interest rates at December 31, 2001 and 2000 were as follows (in thousands):

                                                 2001                        2000
                                                 ----                        ----
                                       BALANCE   INTEREST RATE       Balance   Interest Rate
                                       -------   -------------       -------   -------------
Notes under uncommitted bank lines      $   --      $     --         $10,000          7.9%
Notes under committed bank lines         6,749           3.6%          4,000          6.8%
                                        ------      --------         -------       ------
Total                                   $6,749           3.6%        $14,000          7.6%
                                        ======      ========         =======       ======

Total interest paid was $1,675,000 in 2001, $3.3 million in 2000 and $3.2 million in 1999.

      In August 2000, Enesco entered into a $50 million revolving credit facility to replace an expiring revolving credit facility. The credit agreement contains financial and operating covenants including restrictions on incurring indebtedness and liens, selling property, repurchasing Enesco's shares and paying dividends. In addition, Enesco is required to satisfy fixed charge coverage ratio and leverage ratio tests at the end of each quarter. The credit agreement, as amended, grants a security interest in Enesco's domestic accounts receivable, inventory and real estate. The credit agreement is scheduled to expire in May 2002. As of December 31, 2001 Enesco was in compliance with all covenants under the revolving credit agreement or a waiver has been obtained. At December 31, 2001, Enesco had formal and informal unused lines of credit of approximately $50 million. The informal lines are bank lines that have no commitment fees.

3. EMPLOYEE BENEFIT PLANS:

Long-term post-retirement benefits at December 31, 2001 and 2000, were as follows (in thousands):

                                                           2001       2000
                                                           ----       ----
Post-retirement benefits                                  1,648      2,308
Corporate downsizing                                        493      1,400
Supplemental 401(k)                                         882        690
Deferred compensation/severance                             695      1,667
                                                         ------     ------
Balance sheet total                                      $3,718     $6,065
                                                         ======     ======

      Enesco has established grantor trusts to fund its non-qualified supplemental retirement plans. The trusts are irrevocable and assets contributed are subject to the claims of creditors and, therefore, are not considered plan assets reportable as a funding component under paragraph 19 of FAS 87. The assets held in these trusts at December 31, 2001 and 2000, are accounted for at the lower of cost or market and amounted to $800 thousand and $700 thousand, respectively. These assets are included in other assets in the accompanying consolidated balance sheets. During 2000, Enesco made lump-sum payments of $17 million and recognized a $3 million settlement gain on the termination of various non-qualified supplemental retirement plans from a grantor trust.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

The following table summarizes the components of net periodic benefit costs (in thousands):

                                                    2001         2000          1999
                                                    ----         ----          ----
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost                                    $     --      $    --       $   370
Interest cost                                         --          410         1,000
                                                --------      -------       -------
                                                      --          410         1,370

Additional FAS 88 (gain) recognized due
to settlement/actuarial (gain)                        --       (3,046)         (639)
                                                --------      -------       -------
Net periodic benefit cost (income)              $     --      $(2,636)      $   731
                                                ========      =======       =======

      Enesco had sponsored a defined benefit post-retirement health care and life insurance plan. Employees became eligible for the benefits under this plan when they reached allowable retirement age while working for Enesco. Those benefits are provided principally through insurance companies whose premiums are based on the anticipated benefits to be paid. The total costs for such retired employee benefits were principally accrued during their employment. All of the benefits for these plans are vested and all the participants are former employees. The $393 thousand service cost in 2000 is attributed to the former Chief Executive Officer's severance. The benefits to participants are either fixed dollar amounts per year or a percentage of insurance premiums paid per year.

      The following table sets forth the funded status of the plan included in Enesco's consolidated balance sheets at December 31, 2001 and 2000 (in thousands):

                                                           2001            2000
                                                           ----            ----
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                 $ 2,308         $ 3,255
Service cost                                                 --             393
Interest cost                                                82             115
Actuarial (gain)                                           (646)        $(1,094)
Benefits paid                                               (96)        $  (361)
                                                        -------         -------
Benefit obligation at end of year                       $ 1,648         $ 2,308
                                                        -------         -------

FUNDED STATUS:
(Accrued) benefit cost                                  $(1,648)        $(2,308)
                                                        =======         =======

      Net periodic post-retirement benefit expense includes the following components (in thousands):

                                                 2001            2000         1999
                                                 ----            ----         ----
Service cost                                  $    --         $   393      $    --
Interest cost                                      82             115          115
Recognized actuarial (gain) loss                 (646)         (1,094)         207
                                              -------         -------      -------
Net period benefit cost (income)              $  (564)        $  (586)     $   322
                                              =======         =======      =======

      After the year 2001, a 15% annual rate of increase in per capita cost of covered health care benefits was assumed. Participants with fixed dollar benefits are included at actual cost. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 2001, by $61 thousand and the interest cost components of the net post-retirement benefit expense for the year then ended by $13 thousand. The weighted-average discount rate used in determining the accumulated post-retirement benefit was 5%.

      In addition, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, profit sharing and retirement plan expense amounted to $2.3 million in 2001, $2.1 million in 2000 and $1.7 million in 1999.

4. SHAREHOLDERS' EQUITY:

Pursuant to action by Enesco's Board of Directors (the "Board") on July 22, 1998, effective with the expiration on September 19, 1998, of the stock purchase rights then existing under Enesco's Stockholder Rights Plan, one new right for each outstanding share of Enesco's common stock was issued (a "New Right") under a Renewed Rights Agreement. Each New Right initially represents the right to purchase one share of common stock for $125. The New Rights only will become exercisable, or separately transferable, promptly after Enesco announces that a person has acquired or tendered for 15% or more, or promptly after a tender offer commences that could result in ownership of 15% or more, of the common stock then outstanding.

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

      In 1996, the shareholders approved a Stock Option Plan previously adopted by the Board which provides for both incentive and non-qualified stock options. Options for up to 1.5 million shares of common stock may be granted under the 1996 Plan. The 1996 Plan, as amended by the Board in 1998, provides that non-qualified options for 1,500 shares of common stock be granted annually to each non-employee Director then serving. Enesco also has 1991 and 1984 Stock Option Plans, which provide for both incentive and non-qualified stock options, under which options for up to two million and three million shares of common stock, respectively, may be granted. No further options may be granted under the 1984 and 1991 Plans. All three Plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1996 and 1991 Plans, of options to acquire shares of common stock at a price not less than their fair market value at the time of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

Other option terms are determined at the time of grant, but normally under the 1984 and 1991 Plans, options have been exercisable only after a one-year waiting period with vesting in four equal annual installments, and expire 10 years from the date of grant. Under the 1996 Plan, options become exercisable only after a six-month waiting period and upon Enesco's achievement of certain stock value performance criteria at any time during the first eight years after the date of the grant. On the eighth anniversary of the grant, all outstanding options granted under the 1996 Plan will become exercisable. Options granted under the 1996 Plan will expire 10 years from the date of grant.

      In 1998, the Board approved a special 1998 Chairman Stock Option Plan which provided for a one-time grant of 14,000 non-qualified stock options to Enesco's Chairman of the Board. The options become exercisable six months from date of grant and expire 10 years from the date of grant. In 1993 and 1997, the Board approved a Special Interim Chief Executive Officer Stock Option Plan and a 1997 President and Chief Executive Officer Stock Option Plan, respectively, which provided for special grants of non-qualified stock options to Enesco's then Chief Executive Officer. The 1993 options vested fully in increments of 10,000 shares during each of the three months in which he served in that capacity. The 1997 grant of 100,000 options vested fully in increments of 12,500 shares each month from November 1997 through June 1998. Both the 1993 and 1997 options become exercisable six months from the date of grant and expire 10 years from the date of grant.

      At December 31, 2001, Enesco had six stock-based compensation (fixed option) plans, which are described above. Enesco applies the intrinsic value-based method allowed under APB Opinion No. 25 and related Interpretations in accounting for its fixed stock option plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for option grants since 1994, under Enesco's six stock-based compensation plans, been determined applying the fair value based method provided for in FAS 123, Enesco's net income and earnings per common share for 2001, 2000 and 1999 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                   2001          2000           1999
                                                   ----          ----           ----
Net income                    As reported      $  1,111     $  15,092      $  26,876
                              Pro forma        $    103     $  14,274      $  25,983

Earnings per common           As reported      $   0.08     $    1.11      $    1.87
share diluted                 Pro forma        $   0.01     $    1.05      $    1.81

      The options granted in 2001, 2000 and 1999 were under the 1996 Plan and the 1991 Plan. The fair value of each option grant in 2001, 2000 and 1999 was estimated at the time of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                  2001         2000          1999
                                                  ----         ----          ----
Dividend yield yearly                              0.0%         7.6%          4.5%
Expected volatility                               85.0%        65.0%         45.0%
Risk-free interest rate                            4.4%         6.4%          5.0%
Expected life (years)                              6.0          5.0           8.0
Weighted-average grant-date fair value of
  options granted during the year, per share   $  4.13     $   1.73      $   5.66

      Stock option status and activity under Enesco's six stock-based compensation (fixed option) plans is summarized as follows:

                                                                                  WEIGHTED-AVERAGE
FIXED OPTIONS                                                   SHARES (000s)      EXERCISE PRICE
                                                                -------------     ---------------
Outstanding at December 31, 1998                                        3,013      $        30.18

Granted                                                                   590               16.78
Forfeited                                                                (285)              27.01
                                                                    ---------      --------------
Outstanding at December 31, 1999                                        3,318               28.07

Granted                                                                   636                4.87
Forfeited                                                              (1,152)              27.70
                                                                    ---------      --------------
Outstanding at December 31, 2000                                        2,802               22.95

Granted                                                                   826                5.58
Exercised                                                                  (4)               4.81
Forfeited                                                                (778)              17.58
                                                                    ---------      --------------
Outstanding at December 31, 2001                                        2,846      $        19.41
                                                                    =========      ==============

FIXED OPTIONS                                       2001 SHARES        2000 Shares        1999 Shares
                                                       (000s)             (000s)             (000s)
                                                       ------             ------             ------
Options exercisable at year end                        1,301              1,535              2,278

      A summary of information about fixed stock options outstanding at December 31, 2001, is as follows:

                                           WEIGHTED-
                             NUMBER        AVERAGE                                NUMBER
                          OUTSTANDING     REMAINING          WEIGHTED-         EXERCISABLE          WEIGHTED
RANGE OF EXERCISE          AT 12/31/01   CONTRACTUAL          AVERAGE          AT 12/31/01           AVERAGE
     PRICES                  (000s)         LIFE          EXERCISE PRICE          (000s)          EXERCISE PRICE
$4 to $15                     1,004            9           $      5.49              161              $   4.83
$15 to $26                      470            7           $     17.08              230              $  17.07
$26 to $36                    1,372            4           $     30.39              909              $  31.00
                              -----        -----           -----------            -----              --------
$4 to $36                     2,846            6           $     19.41            1,301              $  25.29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

      An analysis of treasury stock transactions for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands):

                                                          COMMON STOCK
                                                          ------------
                                                       SHARES          COST
                                                       ------          ----
Balance at December 31, 1998                            9,377       $ 214,156

Purchases                                               2,413          47,198
Issue of PAYSOP shares                                     (7)            (77)
Investment Savings Plan - 401(k) issues                   (25)           (277)
Non-Employee Director Stock Plan issues                    (5)            (62)
                                                       ------       ---------
Balance at December 31, 1999                           11,753         260,938

Issue of PAYSOP shares                                    (16)           (179)
Investment Savings Plan - 401(k) issues                   (69)           (780)
Non-Employee Director Stock Plan issues                   (52)           (580)
                                                       ------       ---------
Balance at December 31, 2000                           11,616         259,399

Exercise of Stock Options                                  (4)            (42)
Issue of PAYSOP shares                                    (17)           (190)
Investment Savings Plan - 401(k) issues                   (85)           (957)
Non-Employee Director Stock Plan issues                   (51)           (582)
                                                       ------       ---------
Balance at December 31, 2001                           11,459       $ 257,628
                                                       ======       =========

      In 1985, Enesco approved a Payroll-Based Stock Ownership Plan ("PAYSOP") which provides common stock to eligible employees and allows Enesco a Federal income tax deduction equal to the market value of the issued stock. The PAYSOP Plan was merged into the retirement plan on January 1, 2000.

      In 1987, Enesco introduced an Investment Savings Plan in accordance with
Section 401(k) of the Internal Revenue Code. One of the features of this retirement savings plan provides common stock to eligible employees and allows Enesco a Federal income tax deduction equal to the market value of the issued stock. Compensation expense for common stock issued was $481 thousand for 2001 and $412 thousand for 2000.

      The Non-Employee Director Stock Plan allows for an annual retainer of 950 shares of common stock and an additional amount of common stock worth $15 thousand per annum valued as of the day following the annual meeting for each non-employee director who is not the Chairman of the Board. Compensation expense for common stock issued to non-employee directors was $297 thousand for 2001 and $102 thousand for 2000.

      An analysis of the changes in capital in excess of par value for the years ended December 31, 2001 and 2000, is as follows (in thousands):

                                                           Increase/ (Decrease)
                                                         2001              2000
                                                         ----              ----
PAYSOP                                                  $ (80)            $ (67)
401(k) plan                                              (476)             (352)
Non-employee director                                    (285)             (153)
Exercise of stock options                                 (23)               --
Stock warrants                                             --               529
                                                        -----             -----
Total                                                   $(864)            $ (43)
                                                        =====             =====

Other comprehensive income consists only of cumulative foreign currency translation adjustments.

      On June 28, 2000, Enesco entered into a licensing agreement with Time Warner Entertainment Company, LP. Pursuant to this agreement, Enesco issued Time Warner a warrant to purchase 200,000 shares of Enesco's common stock at an exercise price of $4.375 per share. This warrant expires June 27, 2005, subject to certain extensions. The warrant's fair value of $529 thousand, which was included in capital in excess of par value, was determined using the Black-Scholes pricing model, assuming an expected life of five years, a dividend yield of 0%, a risk-free interest rate of 6.789% and a volatility factor of 64%. The fair value of the warrant is being amortized as a component of royalty expense in cost of sales over the term of the licensing agreement.

5. GEOGRAPHIC OPERATING SEGMENTS (IN THOUSANDS):

Enesco operates in one industry segment, giftware and collectible sales at wholesale, predominately in two major geographic areas (United States and International).

GEOGRAPHIC AREAS                             2001            2000            1999
                                             ----            ----            ----
NET SALES
United States                           $ 193,026       $ 247,969       $ 304,675
United States inter-company                (1,984)         (2,014)         (2,539)
International                              78,634          80,028          93,122
International inter-company                  (697)         (1,022)         (3,414)
                                        ---------       ---------       ---------
Total consolidated                      $ 268,979       $ 324,961       $ 391,844
                                        ---------       ---------       ---------

OPERATING PROFIT (LOSS)
United States                           $ (15,028)      $     921       $  15,422
International                               5,480           5,508           6,005
                                        ---------       ---------       ---------
Total consolidated                      $  (9,548)      $   6,429       $  21,427
                                        ---------       ---------       ---------

LONG-LIVED ASSETS
United States
Property, Plant and Equipment, net      $  21,512       $  23,238       $  23,692
Other Assets                               40,666          34,232          59,566
                                        ---------       ---------       ---------
Total United States                        62,178          57,470          83,258
International
Property, Plant and Equipment, net          5,070           6,011           7,301
Other Assets                               13,678          14,843          15,676
                                        ---------       ---------       ---------
Total International                        18,748          20,854          22,977
                                        ---------       ---------       ---------
Total consolidated                      $  80,926       $  78,324       $ 106,235
                                        ---------       ---------       ---------

CAPITAL EXPENDITURES
United States                           $   1,880       $   3,723       $   2,437
International                                 849           1,071           2,621
                                        ---------       ---------       ---------
Total consolidated                      $   2,729       $   4,794       $   5,058
                                        ---------       ---------       ---------

DEPRECIATION AND AMORTIZATION
United States                           $   4,707       $   6,065       $   5,545
International                               2,314           2,541           1,964
                                        ---------       ---------       ---------
Total consolidated                      $   7,021       $   8,606       $   7,509
                                        =========       =========       =========

      Total sales for the United Kingdom for 2001, 2000 and 1999 were $45.3 million, $44.9 million and $45.7 million, respectively. Total long-lived assets of the United Kingdom at December 31, 2001, 2000 and 1999, were $14.5 million, $15.9 million and $17.4 million, respectively.

      Transfers between geographic areas are made at the market value of the merchandise transferred. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales.

6. INCOME TAXES:

The domestic and foreign components of the current and deferred income tax assets (liabilities) consist of the following (in thousands):

                                                      2001         2000
                                                      ----         ----
CURRENT TAX ASSETS
Federal--
  Inventory reserve                                $ 4,054      $ 1,803
  Bad debt reserve                                     654          937
  NOL carryforward                                   1,402        2,300
  Returns and allowances reserve                       442          914
  Other items, net                                   3,036        4,302
State--
  Inventory reserve                                  1,013          448
  Bad debt reserve                                     164          233
  NOL carryforward                                     350          300
  Returns and allowances reserve                       110          227
  Other items, net                                     739          496
Foreign--
  Other items, net                                   1,088          135
                                                   -------      -------
Total Current Tax Assets                           $13,052      $12,095
                                                   =======      =======

DEFERRED TAX ASSETS
Federal--
  NOL carryforward                                 $13,849      $ 8,748
  Postretirement benefits                            1,190        1,972
State--
  NOL carryforward                                   3,462        1,200
  Postretirement benefits                              298          431
Foreign--
  Other items, net                                     981          213
                                                   -------      -------
Total Deferred Tax Assets                          $19,780      $12,564
                                                   =======      =======

DEFERRED TAX LIABILITIES
Federal--
  Acquisition step-up amortization adjustment      $ 3,558      $ 3,780
  Accelerated depreciation                             598          623
State--
  Acquisition step-up amortization adjustment          890          939
  Accelerated depreciation                             149          155
Foreign--
  Other items, net                                      25           --
                                                   -------      -------
Total Deferred Tax Liabilities                     $ 5,220      $ 5,497
                                                   =======      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000, 1999

      The United States net current and long-term deferred tax assets are expected to become realizable in future years with future United States taxable income exclusive of reversing temporary differences, consistent with Enesco's history. The United States NOL carryforwards expire in 2020 and 2021.

      The domestic and foreign components of income (loss) before income taxes are as follows (in thousands):

                                         2001             2000             1999
                                         ----             ----             ----
Domestic                             $(27,669)        $ (7,817)        $  6,751
Foreign                                15,627           12,970           12,534
                                     --------         --------         --------
                                     $(12,042)        $  5,153         $ 19,285
                                     ========         ========         ========

      The provision for (benefit from) income taxes consists of the following (in thousands):

                                         2001             2000             1999
                                         ----             ----             ----
CURRENTLY PAYABLE:
United States Federal                $ (9,881)        $(12,528)        $(12,000)
United States State                     1,210             (461)            (446)
Foreign                                  (326)           1,998            2,263
                                     --------         --------         --------
                                       (8,997)         (10,991)         (10,183)
                                     ========         ========         ========

DEFERRED:
United States Federal                  (4,110)           1,834            2,027
United States State                    (1,027)            (590)             797
Foreign                                   981             (192)            (232)
                                     --------         --------         --------
                                       (4,156)           1,052            2,592
                                     --------         --------         --------
                                     $(13,153)        $ (9,939)        $ (7,591)
                                     ========         ========         ========

      A reconciliation of the total effective income tax rate to the statutory Federal income tax rate is as follows:

                                                   2001         2000          1999
                                                   ----         ----          ----
Statutory income tax rate                           35.0%        35.0%        35.0%
State taxes, net of federal income tax effect       (2.8)       (13.3)         1.2
Impact of foreign tax rates and credits             (5.8)         1.1         (0.3)
Impact of nondeductible expenses                     4.7         17.2          2.5
                                                   -----       ------        -----
Subtotal effective income tax rate                  31.1%        40.0%        38.4%
Prior year tax benefit                              78.1       (232.9)       (77.8)
                                                   -----       ------        -----
Total effective income tax rate                    109.2%      (192.9%)      (39.4%)
                                                   =====       ======        =====

      The 2001 benefit of $9,402,000, the 2000 benefit of $12 million and the 1999 benefit of $15 million relate primarily to prior year accruals which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide.

      Enesco made income tax payments of $2.1 million in 2001, $2 million in 2000 and $3.2 million in 1999.

7. OTHER INCOME (EXPENSE), NET:

Other income (expense), net consists of the following (in thousands):

                                                   2001        2000        1999
                                                   ----        ----        ----
Foreign currency (loss)                         $   (12)      $ (69)      $ (35)
Gain (loss) on sale of fixed assets                 (96)        (24)        526
Bank charges and other                           (1,234)        852        (218)
                                                -------       -----       -----
                                                $(1,342)      $ 759       $ 273
                                                =======       =====       =====

8. FINANCIAL INSTRUMENTS:

Enesco operates globally with various manufacturing and distribution facilities and product sourcing locations around the world. Enesco may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Enesco currently does not use derivative financial instruments for trading or speculative purposes. Enesco regularly monitors foreign currency exposures and ensures that the hedge contract amounts do not exceed the amounts of the underlying exposures.

      Enesco's current hedging activity is limited to foreign currency purchases and intercompany foreign currency transactions. The purpose of Enesco's foreign currency hedging activities is to protect Enesco from the risk that the eventual settlement of foreign currency transactions will be affected adversely by changes in exchange rates. Enesco hedges these exposures by entering into various short-term foreign exchange forward contracts. Under FAS 133, the instruments are carried at fair value in the balance sheet as a component of other current assets or other current liabilities. Changes in the fair value of foreign exchange forward contracts that meet the applicable hedging criteria of FAS 133 are recorded as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Changes in the fair value of foreign exchange forward contracts that do not meet the applicable hedging criteria of FAS 133 are recorded currently in income as cost of sales or foreign exchange gain or loss, as applicable. Hedging activities did not have a material impact on results of operations or financial condition during 2001.

      To manage foreign currency risk, as of December 31, 2001, Enesco had entered into forward exchange agreements with a notional value of $17.0 million that will mature within 90 days. These contracts include sales of British pounds sterling and the purchase of U.S. dollars at an average exchange rate of 1.44 and a sale of U.S. dollars and the purchase of British pounds sterling at an average exchange rate of 1.45. The fair value of these contracts is not significant. As of December 31, 2001, Enesco had $6.7 million outstanding of interest bearing debt with interest rates ranging from 3.25% to 4.75% and maturities within 31 days. The fair value approximates the carrying value of these debt instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

9. COMMITMENTS AND CONTINGENCIES:

Enesco incurred rental expense under operating leases of $4.5 million in 2001, $5 million in 2000 and $5.2 million in 1999.

      The minimum rental commitments under noncancelable operating leases as of December 31, 2001, are as follows (in thousands):

                                                                      AGGREGATE
PERIOD                                                                  AMOUNT
2002                                                                   $ 2,900
2003                                                                     2,500
2004                                                                     1,400
2005                                                                       800
2006                                                                       400
Later years                                                                300
                                                                       -------
Total minimum future rentals                                           $ 8,300
                                                                       =======

      Enesco has entered into various licensing agreements requiring royalty payments ranging from 1.5% to 18% of specified product sales. Royalty expenses, which are charged to cost of sales under these licensing agreements, totaled $21.5 million in 2001, $26 million in 2000 and $27 million in 1999. Pursuant to various licensing agreements, the future minimum guaranteed royalty payments are $17,100,000 in 2002, $15.7 million in 2003, $15.1 million in 2004, $15 million in 2005 and $15 million in 2006. Under the terms of certain royalty agreements, royalty payments made may be subject to audit. Historically, audit adjustments have not been significant nor does Enesco expect future audit adjustments to be significant.

      There are various legal proceedings pending against Enesco which have arisen during the normal course of business. Management believes the ultimate outcome of those legal proceedings will not have a material adverse impact on the financial position or results of operations of Enesco.

10. CORPORATE HEADQUARTERS CLOSING RESERVE:

Enesco's corporate headquarters closing reserve, established in 1997, provided for severance and benefit payments due to terminated employees. In 2001, Enesco made $2.2 million of payments to former employees, which were charged against the corporate headquarters closing reserve. At December 31, 2001, $1.2 million remained in the reserve ($700 thousand in current liabilities and $500 thousand in long-term post-retirement benefits), almost all of which is for future severance payments and related payroll taxes.

11. 2001 WORKFORCE REDUCTIONS:

On May 3, 2001, Enesco reduced its workforce in the United States by 120 positions, or approximately 14%. This workforce reduction affected clerical and professional employees and will generate annual savings of approximately $8 million. One-time severance costs approximating $500 thousand were recorded in the second quarter of 2001. On August 29, 2001, Enesco reduced its workforce in the United States by an additional 45 positions generating an estimated $3.5 million of annual savings. In September 2001, Enesco closed a manufacturing plant in the U.K., eliminating approximately 45 positions and generating savings of $700 thousand annually. The one-time costs associated with the third quarter U.S. and U.K. workforce reductions totaled $360 thousand. In the fourth quarter of 2001, Enesco recorded $70 thousand of severance costs related to U.S. workforce reductions. As of December 31, 2001, $32 thousand remains to be paid to former employees relating to the 2001 workforce reductions.

12. TERMINATION OF PRECIOUS MOMENTS ACQUISITION:

Enesco entered into an agreement on April 19, 2000, to purchase certain assets of Precious Moments, Inc. and the Precious Moments Company for $125 million in cash plus other considerations ranging up to 40% of the cash purchase price. On June 28, 2000, Enesco announced that it would not proceed with the purchase of certain assets of Precious Moments, Inc. and the Precious Moments Company.

      The cost to terminate the agreement of $5.1 million was recorded in the second quarter of 2000. Precious Moments product that was to be used as part of the consideration for the agreement to purchase certain assets of Precious Moments Inc. was written down by $2.9 million and charged to cost of sales. The inventory was written down to reflect market conditions and to preserve collectibility of continuing product lines. The majority of the product was destroyed. In addition, there were $2.2 million of operating expenses related to the proposed acquisition which were incurred primarily in the second quarter of 2000 and included a break-up fee.

13. NEW PRESIDENT AND CEO:

Daniel DalleMolle was elected as President and Chief Executive Officer (CEO) of Enesco as of March 28, 2001. Mr. DalleMolle succeeded interim CEO Anne-Lee Verville. The President and CEO position had been vacant since June 27, 2000. Mr. DalleMolle also was appointed to Class II of the Board of Directors on March 28, 2001. His Board term will expire on April 24, 2003.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Enesco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Enesco Group, Inc., (a Massachusetts corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


Arthur Andersen LLP

Chicago,  Illinois
February 20, 2002

STOCK MARKET, DIVIDEND AND
SHAREHOLDER INFORMATION

                        2001                                                 2000
                                 MARKET PRICE                                     Market Price
QUARTER        DIVIDEND       HIGH          LOW         Quarter     Dividend      High       Low
First          $    --      $   6.85      $   4.63      First       $   0.28   $   11.50   $   6.13
Second              --          7.24          5.12      Second            --        7.38       3.88
Third               --          7.26          3.96      Third             --       13.44       4.81
Fourth              --          7.31          3.30      Fourth            --        7.31       4.25

Enesco Group, Inc.'s Common Stock is traded on the New York and Pacific stock exchanges (symbol: ENC). The table shows, for the indicated periods, dividends paid and the high and low price range. As of December 31, 2001, there were 2,693 record holders of the Common Stock.

QUARTERLY RESULTS (UNAUDITED):
ENESCO GROUP, INC.

The following tables set forth information with respect to the consolidated quarterly results of operations for 2001 and 2000. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.

      In the fourth quarter of 2001, Enesco recognized a $9.4 million tax benefit primarily for prior year tax accruals that were no longer required. Also in the fourth quarter of 2001, Enesco recorded an $8.7 million pretax charge to write-down inventory to its net realizable value following a product rationalization program.

      In the fourth quarter of 2000, Enesco recognized a $12 million tax benefit primarily for prior year tax accruals that were no longer required.

(In thousands, except per share amounts)                    FOR THE THREE MONTHS ENDED
                                                            --------------------------
                                               MARCH 31,      JUNE 30,      SEPT. 30,     DEC. 31,
                                                 2001           2001          2001          2001
                                                 ----           ----          ----          ----
Net revenues                                   $ 62,745       $ 67,329       $77,812      $ 61,093
Cost of sales                                    34,228         35,158        45,479        46,109
                                               --------       --------       -------      --------
Gross profit                                     28,517         32,171        32,333        14,984
Selling, distribution, general
  and administrative expenses                    34,051         34,048        24,436        23,068
Amortization of goodwill                            489            487           487           487
                                               --------       --------       -------      --------

Operating profit (loss)                        $ (6,023)      $ (2,364)      $ 7,410      $ (8,571)
                                               --------       --------       -------      --------

Net income (loss)                              $ (3,440)      $ (2,695)      $ 4,370      $  2,876
                                               --------       --------       -------      --------

Earnings (loss) per common share:
  Basic                                        $  (0.25)      $  (0.20)      $  0.32      $   0.21
                                               ========       ========       =======      ========
  Diluted                                      $  (0.25)      $  (0.20)      $  0.31      $   0.21
                                               ========       ========       =======      ========

                                                            For the Three Months Ended
                                                            --------------------------
                                               March 31,      June 30,      Sept. 30,     Dec. 31,
                                                 2000           2000          2000          2000
                                                 ----           ----          ----          ----
Net revenues                                   $ 73,460       $ 73,296       $88,247      $ 89,958
Cost of sales                                    39,430         43,059        49,697        52,771
                                               --------       --------       -------      --------
Gross profit                                     34,030         30,237        38,550        37,187
Selling, distribution, general
  and administrative expenses                    32,642         34,358        32,263        31,654
Amortization of goodwill                            535            534           532         1,057
                                               --------       --------       -------      --------

Operating profit (loss)                        $    853       $ (4,655)      $ 5,755      $  4,476
                                               ========       ========       =======      ========

Net income (loss)                              $    164       $ (2,436)      $ 2,918      $ 14,446
                                               ========       ========       =======      ========
Earnings (loss) per common share:
  Basic and diluted                            $   0.01       $  (0.18)      $  0.21      $   1.05
                                               ========       ========       =======      ========

FINANCIAL HIGHLIGHTS LAST FIVE YEARS

ENESCO GROUP, INC.

The financial data set forth below should be read in connection with the Financial Statements, accompanying Notes and Management's Discussion and Analysis on the preceding pages.

(In thousands, except per share amounts)                               2001             2000
                                                                       ----             ----
Net revenues(1)                                                   $ 268,979        $ 324,961
Cost of sales(2)                                                    160,974          184,957
                                                                  ---------        ---------
Gross profit                                                        108,005          140,004
Selling, distribution, general and administrative expenses          115,603          130,917
Amortization of goodwill and other intangibles(3)                     1,950            2,658
                                                                  ---------        ---------
Operating profit (loss)                                              (9,548)           6,429
Interest expense                                                     (1,523)          (3,196)
Interest income                                                         371            1,161
Other income (expense), net                                          (1,342)             759
                                                                  ---------        ---------
Income (loss) before income taxes from continuing operations        (12,042)           5,153
Income taxes(4)                                                     (13,153)          (9,939)
                                                                  ---------        ---------
Income (loss) of continuing operations, net taxes                     1,111           15,092
Income of discontinued operations, net of taxes                          --               --
Net loss on sale of discontinued operations                              --               --
                                                                  ---------        ---------

Net income (loss)                                                 $   1,111        $  15,092
                                                                  =========        =========

Earnings (loss) per common share:
Basic: Continuting operations                                     $    0.08        $    1.11
       Discontinued operations                                           --               --
       Sale of discontinued operations                                   --               --
                                                                  ---------        ---------
       Total                                                      $    0.08        $    1.11
                                                                  =========        =========

Diluted: Continuing operations                                    $    0.08        $    1.11
         Discontinued operations                                         --               --
         Sale of discontinued operations                                 --               --
                                                                  ---------        ---------
         Total                                                    $    0.08        $    1.11
                                                                  =========        =========

Average shares of common stock outstanding                           13,708           13,562
Average shares of common stock diluted                               13,836           13,636
Shares of common stock outstanding at year end                       13,769           13,612
                                                                  ---------        ---------
Market value per common share at year end                         $    6.30        $    4.69
Cash dividends declared                                           $      --        $   3,782
Dividends declared per common share                               $      --        $    0.28
                                                                  ---------        ---------
Capital expenditures                                              $   2,729        $   4,794
Depreciation                                                      $   5,071        $   5,948
Working capital                                                   $  54,389        $  58,931
Total assets                                                      $ 219,551        $ 231,479
Total long-term liabilities                                       $   8,938        $  11,562
Shareholders' equity                                              $ 126,377        $ 125,693
                                                                  ---------        ---------
Book value per common share                                       $    9.18        $    9.23
Return on average shareholders' equity                                    1%              13%
                                                                  ---------        ---------

1)    Revenue figures include shipping and handling costs billed to customers.
2) Cost of sales includes non-cash charges of $8.7 million in 2001, $2.9 million in 2000 and $9.6 million in 1999.
3) Amortization of goodwill includes a non-recurring $46 million goodwill write-down in 1998.
4) The provision for income taxes includes a $9.4 million benefit in 2001 related to the reversal of prior year tax accruals, a $12 million benefit in 2000 related to the reversal of prior year tax accruals and a $15 million benefit in 1999 related to the reversal of prior year tax accruals.

(In thousands, except per share amounts)                               1999             1998             1997
                                                                       ----             ----             ----
Net revenues(1)                                                   $ 391,844        $ 458,540        $ 485,883
Cost of sales(2)                                                    224,806          249,666          268,797
                                                                  ---------        ---------        ---------
Gross profit                                                        167,038          208,874          217,086
Selling, distribution, general and administrative expenses          143,387          159,766          186,468
Amortization of goodwill and other intangibles(3)                     2,224           49,195            3,479
                                                                  ---------        ---------        ---------
Operating profit (loss)                                              21,427              (87)          27,139
Interest expense                                                     (2,994)          (3,575)          (6,783)
Interest income                                                         579              795            1,456
Other income (expense), net                                             273             (428)            (982)
                                                                  ---------        ---------        ---------
Income (loss) before income taxes from continuing operations         19,285           (3,295)          20,830
Income taxes(4)                                                      (7,591)          19,148           10,285
                                                                  ---------        ---------        ---------
Income (loss) of continuing operations, net taxes                    26,876          (22,443)          10,545
Income of discontinued operations, net of taxes                          --               --            2,158
Net loss on sale of discontinued operations                              --               --          (41,000)
                                                                  ---------        ---------        ---------

Net income (loss)                                                 $  26,876        $ (22,443)       $ (28,297)
                                                                  =========        =========        =========

Earnings (loss) per common share:
Basic: Continuting operations                                     $    1.88        $   (1.38)       $    0.60
       Discontinued operations                                           --               --             0.12
       Sale of discontinued operations                                   --               --            (2.33)
                                                                  ---------        ---------        ---------
       Total                                                      $    1.88        $   (1.38)       $   (1.61)
                                                                  =========        =========        =========

Diluted: Continuing operations                                    $    1.87        $   (1.38)       $    0.60
         Discontinued operations                                         --               --             0.12
         Sale of discontinued operations                                 --               --            (2.32)
                                                                  ---------        ---------        ---------
         Total                                                    $    1.87        $   (1.38)       $   (1.60)
                                                                  =========        =========        =========

Average shares of common stock outstanding                           14,329           16,208           17,577
Average shares of common stock diluted                               14,371           16,258           17,661
Shares of common stock outstanding at year end                       13,476           15,852           17,201
                                                                  ---------        ---------        ---------
Market value per common share at year end                         $   11.06        $   23.25        $   25.69
Cash dividends declared                                           $  15,906        $  18,028        $  19,702
Dividends declared per common share                               $    1.12        $    1.12        $    1.12
                                                                  ---------        ---------        ---------
Capital expenditures                                              $   5,058        $   4,520        $   4,944
Depreciation                                                      $   5,285        $   5,649        $   5,701
Working capital                                                   $  42,434        $  74,856        $ 105,449
Total assets                                                      $ 277,367        $ 319,949        $ 431,574
Total long-term liabilities                                       $  34,237        $  38,537        $  43,808
Shareholders' equity                                              $ 114,432        $ 150,581        $ 228,914
                                                                  ---------        ---------        ---------
Book value per common share                                       $    8.49        $    9.50        $   13.31
Return on average shareholders' equity                                   20%             (12%)            (11%)
                                                                  ---------        ---------        ---------