Form 10-K, Exhibit 13
period 2002-12-31
ENESCO GROUP INC
filed 2003-03-27
CIK 93542

                                                                      Exhibit 13
                            (ENESCO GROUP, INC. LOGO)








                               2002 ANNUAL REPORT


                        CONSOLIDATED FINANCIAL STATEMENTS







                               FINANCIAL CONTENTS


--------------------------------------------------------------------------------
                   Management's Discussion and Analysis page 8
--------------------------------------------------------------------------------
                    Consolidated Financial Statements page 16
--------------------------------------------------------------------------------
               Notes to Consolidated Financial Statements page 21
--------------------------------------------------------------------------------
                Reports of Independent Public Accountants page 31
--------------------------------------------------------------------------------
           Stock Market, Dividend and Shareholder Information page 33
--------------------------------------------------------------------------------
                            Quarterly Results page 34
--------------------------------------------------------------------------------
                     Five-Year Financial Highlights page 35
--------------------------------------------------------------------------------
                             Corporate Data page 36
--------------------------------------------------------------------------------




ENESCO GROUP, INC. 2002 ANNUAL REPORT                                          7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ENESCO GROUP, INC.

The following discussion provides more depth on the financial condition and results of operations of Enesco Group, Inc. and subsidiaries ("Enesco"). You will probably find it helpful to have first read the financial statements, accompanying notes and financial highlights of recent years.

RESULTS OF OPERATIONS

2002 COMPARED TO 2001

Net revenues decreased $13 million, or 5%, in 2002 due to lower product sales in the United States. Net sales in the United States decreased 7%, primarily in the traditional collectible, card and gift channels, continuing a trend in recent years. The decrease was due primarily to reduced sales of Precious Moments, Cherished Teddies and Harry Potter merchandise, partially offset by an increase in home decor merchandise.

         Net International sales increased less than 1% in 2002 compared to 2001 and represented approximately 31% of total sales in 2002 compared to 29% of total sales in 2001. Local currency International sales were translated into United States dollars at higher exchange rates in 2002 versus 2001. If the 2002 local currency sales were translated into United States dollars at the 2001 exchange rates, International sales would have been lower by approximately $2.2 million in 2002.

         Enesco's Precious Moments lines represented approximately 38% of 2002 sales compared to 39% in 2001. The Cherished Teddies lines represented 11% of 2002 sales compared to 13% in 2001. The number of members in the Precious Moments and Cherished Teddies collector clubs were both down approximately 7% at December 31, 2002, compared to December 31, 2001.

         As of January 1, 2002, numerous U.S. sales force changes were initiated aimed at improving sales, market penetration and customer service levels. The U.S. employee-based field sales force was increased and their compensation plan was changed to a variable commission-based format from a salary plus bonus format. Additionally, this sales force has been focused to serve only the collectibles, card and gift channels. The U.S. home decor channel is serviced by independent representative selling groups with the capability of reaching customers not currently served by Enesco, along with a team of inside sales executives to manage larger national accounts. Along with these changes in Enesco's U.S. sales force, new domestic programs have been initiated to provide Enesco customers better value, including extended payment terms,more flexible shipping schedules and improved product availability.

         Net open orders (backlog) as of December 31, 2002, were $19 million, down approximately $9 million, or 32%, compared to the same period last year. Net open orders are orders received and approved by Enesco, subject to cancellation for various reasons, including credit considerations, product availability and customer requests. The decrease in backlog is primarily due to a change in Enesco's product launch and sales processes. Enesco now introduces products to our U.S. retail customers that we have, or plan to have, in stock throughout the year. Previously, products would be presented to customers primarily at corporate and regional shows and, based on customer response, the products would either be ordered for stock or the customer orders would be cancelled. The previous selling process resulted in higher levels of net new orders and backlog as compared to the current selling process. Consequently, the previous selling process resulted in higher levels of order cancellations and net open orders. We believe the new selling process is more customer friendly and



8                                          ENESCO GROUP, INC. 2002 ANNUAL REPORT
although it results in lower net new orders and backlog, it has also lowered our order cancellation rate.

         Gross profit increased $874 thousand, or 1%, in 2002 as compared to 2001. The primary reason for the gross profit increase in 2002 as compared to 2001 was the 2001 non-cash charge of $8.7 million related to the write down of inventory values. Enesco's gross profit margin, expressed as a percentage of net sales, was 42% of sales in 2002 compared to 43% in 2001 (exclusive of the $8.7 million charge in 2001). The 2002 gross profit margin percentage was adversely impacted by increased sales of close-out items written down in the fourth quarter of 2001.

         Selling, distribution, general and administrative expenses ("SD&A") decreased $20.5 million, or 18%, in 2002 versus 2001 and represented 37% of sales in 2002 compared to 43% in 2001. Results for 2001 included one-time charges totaling $3.2 million, comprised of $2.3 million for the January 2001 U.S. sales force reorganization (recorded in the first and second quarters of 2001) and $930 thousand for severance provisions ($500 thousand in the second quarter, $360 thousand in the third quarter and $70 thousand in the fourth quarter). The January 2001 U.S. sales force reorganization costs were primarily commissions paid in 2001 to former independent contractors for orders placed before January 1, 2001, but shipped during 2001. Commissions are expensed when orders are shipped. All of the January 2001 sales force reorganization costs were expensed as incurred.

         The January 2002 sales force changes (referenced above) relating to the change in compensation structure and addition of U.S. field and home decor sales representatives did not generate any one-time charges. Results for 2002 include onetime charges of $346 thousand for severance provisions.

         Exclusive of one-time items, SD&A costs for 2002 were down $17.7 million, or 16%, from 2001. Significant cost reductions were achieved through headcount reductions, less travel, lower showroom rental expense, less bad debt expense and lower catalog printing costs. Additional less significant savings have been achieved in most spending categories. SD&A costs, excluding one-time items, were 37% of sales for 2002, compared to 41% for 2001. Enesco expects to report continued reductions in recurring operating expenses going forward.

         In 2002, amortization of goodwill ceased in accordance with FAS 142. Amortization of goodwill was zero in 2002 as compared to $2.0 million 2001.

         Due to the factors described above, 2002 operating profit increased $23.3 million compared to 2001. Operating profit in the United States increased $20.0 million and International operating profit increased $3.3 million compared to 2001.

2001 COMPARED TO 2000

Net revenues decreased $57 million, or 18%, in 2001 due to lower product sales in the United States. Net sales in the United States decreased 23%, primarily in the traditional collectible, card and gift channels, continuing a trend in recent years. The biggest single portion of the decrease related to sales of Harry Potter merchandise, which were $10 million less in 2001 compared to 2000.

         Net International sales decreased 2% in 2001 compared to 2000 and represented approximately 29% of total 2001 sales compared to 24% in 2000. Local currency International sales were translated into United States dollars at lower exchange rates in 2001 versus 2000. If the 2001 local currency sales were translated into United States dollars at the 2000 exchange rates, International sales would have been greater by approximately $3.3 million in 2001.

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

         Net open orders (backlog) as of December 31, 2001, were down approximately $20 million, or 42%, compared to



ENESCO GROUP, INC. 2002 ANNUAL REPORT                                          9
the same period last year. Contributing to this decrease was a decline in orders for Harry Potter products in 2001 versus 2000 and cancellation of future orders for Harry Potter products in early 2001 after slow sell-through during the 2000 Christmas selling season. Net open orders are orders received and approved by Enesco, subject to cancellation for various reasons, including credit considerations, product availability and customer requests.

         Gross profit decreased $33 million, or 24%, in 2001 largely as a result of the sales decrease. Results for 2001 included a non-cash charge of $8.7 million in the fourth quarter to write down inventory values as part of Enesco's product rationalization program. In August, based on a product profitability analysis, we discontinued about 3,000 domestic SKUs. From September through December, we offered these items at a discount to our list price but still above our cost. The resulting sales were less than expected and diverted our sales forces' attention from more profitable sales efforts. The one-time write-down valued these inventories at our expected recovery in the closeout channel where we can liquidate these items much faster, improving our cash flow. The 2000 results included a one-time non-cash charge of $2.9 million recorded in the second quarter related to Precious Moments product that was to be used as part of the consideration for the agreement to purchase certain assets of Precious Moments, Inc. The proposed acquisition was terminated and the inventory was written down to reflect market conditions and to preserve collectibility of continuing product lines. Enesco's gross profit margin, expressed as a percentage of net sales, was 43% of sales in 2001 (exclusive of the $8.7 million charge) compared to 43% in 2000 (exclusive of the $2.9 million charge).

         Selling, distribution, general and administrative expenses ("SD&A"), decreased $16.0 million, or 12%, in 2001 versus 2000 and represented 43% of sales in 2001 compared to 40% in 2000. Results for 2001 included one-time charges totaling $3.2 million, comprised of $2.3 million for the January 2001 U.S. sales force reorganization (recorded in the first and second quarters) and $930 thousand for severance provisions ($500 thousand in the second quarter, $360 thousand in the third quarter and $70 thousand in the fourth quarter). The January 2001 U.S. sales force reorganization costs were primarily commissions paid in 2001 to former independent contractors for orders placed before January 1, 2001, but shipped during 2001. Commissions are expensed when orders are shipped. All of the January 2001 sales force reorganization costs were expensed as incurred.

         The 2000 results included one-time charges of $2.2 million for termination of the Precious Moments acquisition and $2.8 million for executive severance, offset by a gain of $3.0 million on the termination of supplemental retirement plans.

         Exclusive of one-time items, SD&A costs for 2001 were down $17.2 million, or 14%, from 2000. The decrease from 2000 reflects numerous cost reductions partially offset by higher domestic bad debt expense early in 2001. SD&A costs, excluding one-time items, were 41% of sales for 2001, compared to 40% for 2000.

         Enesco initiated numerous cost savings programs in 2001 aimed at increasing margins, lowering operating costs, and increasing efficiencies including:

o Enesco reduced its U.S. workforce by 14% (120 positions) in May 2001, generating annual savings of approximately $8 million.

o In August 2001, a further domestic workforce reduction eliminated approximately 45 positions generating an additional estimated $3.5 million of annual savings.

o A U.K. manufacturing site was closed in September 2001 eliminating 45 positions, generating annual savings of approximately $700 thousand.

o Enesco restructured its Operations, Marketing and Creative departments generating efficiencies in the supply chain and product development cycle as well as improving customer service.

o Operating costs were more closely scrutinized, unnecessary expenditures were eliminated, and all incremental spending was cost-justified prior to being incurred.

         Amortization of goodwill decreased $700 thousand, or 27%, in 2001 versus 2000 due to the completion of an asset's amortization period at the end of 2000.

         Due to the factors described above, 2001 operating profit decreased $16.0 million compared to 2000. Operating profit in the United States was down $16.0 million and International operating profit was flat compared to 2000.



10                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

INTEREST EXPENSE, INTEREST INCOME AND OTHER EXPENSE, NET

Interest expense of $747 thousand for 2002 was $776 thousand less than 2001 due to lower average borrowings and lower interest rates. Interest income for 2002 is $286 thousand compared to $371 thousand in 2001 due to lower interest rates. Other expense, net, for 2002 is higher by $191 thousand due to increased bank charges and foreign currency losses.

         Interest expense for 2001 was lower by $1.7 million, or 52%, from 2000 due to lower average borrowings and lower interest rates. Lower interest income in 2001 was due to a non-recurring $675 thousand second quarter 2000 gain related to an expired warranty term and lower interest rates. Other expense, net, for 2001 was higher due to a non-recurring $625 thousand gain on an expired warranty term recorded in the second quarter of 2000.

PROVISIONS FOR INCOME TAXES

The 2002 tax provision includes a $12.9 million benefit, primarily related to prior year tax accruals which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 2002 effective tax rate (excluding the 2002 $12.9 million benefit) was 34.2% compared to 31.1% in 2001 (excluding a 2001 $9.4 million benefit). The difference from the effective tax rate for 2001 reflects the geographical mix of earnings and the impact of non-deductible goodwill amortization. The effective tax rate differs from the U.S.statutory rate primarily due to the varying tax rates of foreign jurisdictions. Our future effective tax rates could be affected if the mix of earnings change in countries where we have lower statutory rates or if tax laws and regulations change.

         The 2001 tax provision included a $9.4 million benefit, primarily related to prior year tax accruals which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 2001 effective tax rate (excluding the 2001 $9.4 million benefit) was 31.1% compared to 40.0% in 2000 (excluding a 2000 $12 million benefit). The difference from the effective rate for 2000 reflects the geographical mix of earnings and the impact of non-deductible goodwill amortization. The actual effective income tax rates are dependent upon numerous factors and actual effective tax rates may vary from year to year.

LIQUIDITY AND CAPITAL RESOURCES

Enesco has historically satisfied its capital requirements with internally generated funds and short-term loans. Cash balances and working capital requirements fluctuate due to operating results, shipping cycles, accounts receivable collections, inventory management and timing of payments, among other factors. Working capital requirements fluctuate during the year and are generally greatest early in the fourth quarter and lowest early in the first quarter. Cash and cash equivalents were $17.4 million on December 31, 2002.

         Operating cash flows are a function of our earnings plus non-cash expenses such as depreciation and our ability to manage working capital. Net cash provided by operating activities in 2002 was $18.2 million versus $13.2 million in the prior year. The major sources of funds from changes in working capital include lower accounts receivable and lower inventories. The major uses of funds from operating activities in 2002 were lower accounts payable and lower current income taxes. The lower accounts receivable is a function of faster collections being partially offset by dating programs. To stimulate sales, Enesco began offering domestic dating programs to its retailers in the third quarter of 2001. The marginal impact of the dating programs is that as sales increase, accounts receivable increase and days sales outstanding also increase. Inventory decreased due to efforts to reduce inventory to the level needed to support current sales levels. Accounts payable decreased due to fewer inventory purchases in late 2002 and the seasonality of product purchased. Accrued expenses decreased due to the timing of payments and the impact of lower sales volumes. Current income tax liabilities were reduced by a $12.9 million reversal of prior year accruals, which were no longer required.

         The corporate headquarters closing reserve (Note 10 to the Consolidated Financial Statements) at December 31, 2002, totaled $500 thousand, a decrease of $700 thousand



ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         11
from year end 2001, relating to payments made in 2002. Due to the duration and timing of severance provisions and related benefits, the reserve will not be fully utilized until the first quarter of 2004. The reserve is expected to be utilized as follows: $400 thousand in 2003 and $100 thousand in 2004.

         Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While we believe such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. Enesco has established accruals for potential tax assessments. These accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Based upon Enesco's current liquid asset position and credit facilities, Enesco believes it has adequate resources to fund any such assessments. To the extent accruals differ from actual assessments or when the open tax years are closed, the accruals are adjusted through the provision for income taxes. In 2002, the adjustment was a tax benefit of $12.9 million. The majority of the open tax years become closed for assessment at the end of December for the particular open year.

         The major use of cash in investing activities in 2002 was for capital expenditures. Capital expenditures increased $1.6 million, or 57%, in 2002 as compared to 2001 mainly due to computer hardware and software purchases related to implementation of a new computer system planned in 2003.

         The major use of cash in financing activities in 2002 was for the repayment of debt. Enesco did not declare any dividends in 2002. Future dividends and resumption of the stock repurchase program will depend on future financial results. Note 4 to the Consolidated Financial Statements provides a detailed summary of Treasury Stock activity. Enesco has an authorized program to purchase shares of its common stock depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 2002, authorization to purchase one million shares remained available under the program. No shares were purchased in 2001 or 2002.

         Enesco has various non-qualified supplemental retirement plans. Benefits from these supplemental plans will be paid from Enesco's assets. Enesco has established grantor trusts to provide assets for some of these non-qualified plans. The assets are subject to the claims of creditors and, therefore, they are not considered plan assets and are excluded from pension computations.

         In August 2000, Enesco entered into a $50 million domestic revolving credit facility to replace an expiring revolving credit facility. The credit agreement contains financial and operating covenants including restrictions on incurring indebtedness and liens, selling property, repurchasing Enesco's shares and paying dividends. In addition, Enesco is required to satisfy minimum operating profit, fixed charge coverage ratio and leverage ratio tests at the end of each quarter. The credit agreement, as amended, grants a security interest in Enesco's domestic accounts receivable, inventory and real estate. In May 2002, the credit facility was further amended to extend the termination date to May 2003. Certain financial covenants were also modified. As of December 31, 2002, Enesco was in compliance with all covenants in the revolving credit facility. In January 2003, the security interest in Enesco's inventory was released. The size of the facility remains at $50 million.

         Enesco is currently pursuing various options to meet capital and operating needs after the credit agreement expires. Enesco believes it has access to a wide variety of financing arrangements based on our credit rating, historic operating cash flows and modest leverage. Enesco is not aware of any trends, events, demands, commitments or uncertainties which reasonably can be expected to have a material effect on liquidity and the ability to meet anticipated requirements for working capital and capital expenditures. We believe that our current cash and cash equivalents, cash generated from operations, and available financing alternatives will satisfy our expected working capital needs, capital expenditures and other liquidity requirements associated with our existing operations. In addition, there are no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or requirements for capital resources.

         The principal sources of Enesco's liquidity are its available cash balances, cash from operations and available financing alternatives. At December 31, 2002, Enesco had formal and




12                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT
informal unused lines of credit of approximately $63 million. The informal lines are bank lines that have no commitment fees. As of December 31, 2002, Enesco had no interest bearing debt outstanding.

         Fluctuations in the value of the U.S. dollar versus international currencies affect the U.S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity.

         A summary of significant contractual obligations is as follows (in thousands):

                                                              LESS THAN                               AFTER
CONTRACTUAL OBLIGATIONS                           TOTAL        1 YEAR     1-3 YEARS    4-5 YEARS     5 YEARS
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Short-term borrowings                           $       --   $       --   $       --   $       --   $       --
Letters of credit                                    3,600        3,600           --           --           --
Operating leases                                    10,200        3,400        5,600        1,200           --
License guarantees                                  75,800       15,400       45,400       15,000           --
                                                ----------   ----------   ----------   ----------   ----------
Total Contractual Cash Obligations              $   89,600   $   22,400   $   51,000   $   16,200   $       --
                                                ==========   ==========   ==========   ==========   ==========

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, the accounting for allowances for doubtful accounts and sales returns, inventory valuations, goodwill impairments, contingencies, restructuring costs and other special charges and taxes. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Consolidated Financial Statements.

         The allowance for doubtful accounts is based on our assessments of the collectibility of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are significantly different than our historical experience, estimates of the recoverability of amounts due could be affected. An allowance for sales returns is established based on historical trends in product returns. If future returns do not reflect historical trends, revenue could be affected.

         Inventory purchases and commitments are based on future demand forecasts. If there is a sudden or significant decrease in demand for our products or there is a higher incident of inventory obsolescence because of rapidly changing customer requirements, we may be required to decrease the carrying value of inventory and gross profit could be affected.

         Enesco has established accruals for taxes payable and tax assessments. The accruals are included in current income



ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         13
taxes payable since it is uncertain as to when assessments may be made and paid. Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While Enesco believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. To the extent accruals differ from assessments, or when the open tax years are closed, the accruals are adjusted through the provisions for income taxes. The majority of open tax years become closed for assessments at the end of December for the particular open year.

MARKET RISK

We conduct business globally. Accordingly, our future results could be materially affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates; regulatory, political or economic conditions in a specific country or region; trade protection measures and other regulatory requirements; and shipping disruptions due to war or terrorist activities, natural disasters or other factors. Any or all of these factors could have a material impact on our future results.

         As a global concern, we face exposure to movements in foreign currency exchange rates. These exposures may change over time and could have a material impact on our financial results and cash flows. Historically, our primary exposures have related to non dollar-denominated transactions in Canada and Europe, as well as dollar denominated inventory purchases by our International operating units.

         At the present time, we hedge only those currency exposures associated with certain assets and liabilities denominated in foreign currencies and periodically will hedge anticipated foreign currency cash flows. The hedging activity undertaken by Enesco is intended to offset the impact of currency fluctuations on certain foreign currency transactions. To manage foreign currency risk, as of December 31, 2002, Enesco had entered into a forward exchange agreement with a notional value of $8.0 million to mature within two days. This contract was to sell U.S. dollars and purchase British pounds sterling at an average exchange rate of 1.60. The fair value of the contract is not significant. As of December 31, 2002, Enesco had no outstanding interest bearing debt.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2002, FAS No. 146, "Accounting For Costs Associated with Exit or Disposal Activities" was issued. This statement revises accounting for specified employee and contract terminations that are part of restructuring activities, but excludes restructuring activities of operations acquired in a business combination. The provisions require that exit or disposal costs be recorded when they are incurred and can be measured at fair value. The provisions of this statement are effective for activities that are initiated after December 31, 2002. The adoption of this statement is not expected to have a material impact on Enesco's financial condition, results of operations, or cash flows.

         In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. The adoption of this Interpretation is not expected to have a material impact on Enesco's financial condition or results of operations.

         In December 2002, the FASB issued FAS No. 148, "Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FAS 123." This statement amends FAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Enesco has



14                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT
chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimate of the market value of the Enesco stock at the date of the grant over the amount an employee must pay to acquire the stock. Enesco has adopted the annual disclosure provisions of FAS No. 148 in its financial reports for the year ending December 31, 2002, and will adopt the interim disclosure provisions for its financial reports for the quarter ended March 31, 2003. As the adoption of this standard involves disclosures only, Enesco does not expect a material impact on its results of operations, financial position or liquidity.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including all information incorporated by reference into this Annual Report, contains certain forward-looking statements within the meaning of the Federal securities laws. These forward-looking statements may include the words "believe," "expect," "plans" or similar words and are based in part on Enesco's reasonable expectations and are subject to a number of factors and risks, many of which are beyond Enesco's control. Enesco's future results may differ materially from its current results and actual results could differ materially from those projected in the forward-looking statements contained in, and incorporated by reference into, this Annual Report as a result of certain factors including, but not limited to, those set forth in this section. Readers should also carefully review any risk factors described in other documents that we file from time to time with the Securities and Exchange Commission.

These risk factors include:

o    Changes in economic conditions and specific market conditions

o    Fluctuations in demand for our products

o    Manufacturing lead times

o The effects of terrorist activity and armed conflict, such as disruption in global economic activity, changes in logistics and security arrangements

o The timing of orders, timing of shipments and our ability to meet customer demands

o Inventory levels and purchase commitments exceeding requirements based upon future demand forecasts

o    Price and product competition in the giftware industry

o    The trend toward retail store consolidation in the card and gift channel

o    Variations in sales channels, product costs or mix of products sold

o    The ability to secure, maintain and renew popular licenses

o The geographical mix of our revenue and the associated impact on gross margin

o    Our ability to achieve targeted cost reductions

o Actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the amounts of certain assets (including the amounts of related allowances), liabilities and other items reflected in our financial statements.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Annual Report will occur or continue in the future. Except for required filings under the Securities Exchange Act of 1934, Enesco undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         15

CONSOLIDATED BALANCE SHEETS

ENESCO GROUP, INC.
December 31, 2002 and 2001

ASSETS

(In thousands)                                                2002              2001
CURRENT ASSETS:
Cash and cash equivalents                                 $      17,418    $       7,932
Accounts receivable, net                                         54,347           58,582
Inventories                                                      48,334           56,437
Prepaid expenses                                                  2,491            2,622
Deferred income taxes and taxes receivable                        7,586           13,052
                                                          -------------    -------------
Total current assets                                            130,176          138,625
                                                          -------------    -------------


PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land and improvements                                             3,710            3,710
Buildings and improvements                                       36,058           34,739
Machinery and equipment                                           8,828            6,603
Office furniture and equipment                                   23,862           22,689
Transportation equipment                                            462              458
                                                          -------------    -------------
                                                                 72,920           68,199

Less - accumulated depreciation and amortization                (46,691)         (41,617)
                                                          -------------    -------------
Property, plant and equipment, net                               26,229           26,582
                                                          -------------    -------------

OTHER ASSETS:
Goodwill, net                                                        --           33,423
Other                                                             1,171            1,141
Deferred income taxes                                            22,209           19,780
                                                          -------------    -------------
Total other assets                                               23,380           54,344
                                                          -------------    -------------
                                                          $     179,785    $     219,551
                                                          =============    =============

The accompanying notes are an integral part of these financial statements.



16                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

LIABILITIES AND SHAREHOLDERS' EQUITY

(In thousands)                                                     2002             2001
CURRENT LIABILITIES:
Notes and loans payable                                        $          --    $       6,749
Accounts payable                                                      18,395           28,345
Federal, state and foreign income taxes                               15,416           28,713
Accrued expenses -
  Payroll and commissions                                              4,412            3,183
  Royalties                                                            7,911            5,782
  Post-retirement benefits                                             2,320            3,246
  Other                                                                5,623            8,218
                                                               -------------    -------------
Total current liabilities                                             54,077           84,236
                                                               -------------    -------------
LONG-TERM LIABILITIES:
Post-retirement benefits                                               3,092            3,718
Deferred income taxes                                                    703            5,220
                                                               -------------    -------------
Total long-term liabilities                                            3,795            8,938
                                                               -------------    -------------
COMMITMENTS AND CONTINGENCIES (NOTE 9)
SHAREHOLDERS' EQUITY:

Common stock, par value $.125
  Authorized 80,000 shares
  Issued 25,228 shares                                                 3,154            3,154
Capital in excess of par value                                        47,148           47,847
Retained earnings                                                    330,368          338,726
Accumulated other comprehensive loss                                  (2,712)          (5,722)
                                                               -------------    -------------
                                                                     377,958          384,005

Less - Shares held in treasury, at cost
Common stock, 11,319 shares in 2002 and 11,459 shares in 2001       (256,045)        (257,628)
                                                               -------------    -------------
Total shareholders' equity                                           121,913          126,377
                                                               -------------    -------------
                                                               $     179,785    $     219,551
                                                               =============    =============



ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         17

CONSOLIDATED STATEMENTS OF OPERATIONS

ENESCO GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands, except per share amounts)                                      2002             2001             2000
Net revenues                                                             $     253,788    $     267,107    $     323,800

Cost of sales                                                                  146,696          160,889          184,897
                                                                         -------------    -------------    -------------
Gross profit                                                                   107,092          106,218          138,903

Selling, distribution, general and administrative expenses                      93,322          113,816          129,816
Amortization of goodwill                                                            --            1,950            2,658
                                                                         -------------    -------------    -------------
Operating profit (loss)                                                         13,770           (9,548)           6,429

Interest expense                                                                  (747)          (1,523)          (3,196)
Interest income                                                                    286              371            1,161
Other income (expense), net                                                     (1,533)          (1,342)             759
                                                                         -------------    -------------    -------------
Income (loss) before income taxes and cumulative effect
   of a change in accounting principle                                          11,776          (12,042)           5,153
Income tax benefit                                                               8,897           13,153            9,939
                                                                         -------------    -------------    -------------
Income before cumulative effect of a change in accounting principle             20,673            1,111           15,092
Cumulative effect of a change in accounting principle,
   net of income taxes                                                         (29,031)   $          --    $          --
                                                                         -------------    -------------    -------------

Net income (loss)                                                        $      (8,358)   $       1,111    $      15,092
                                                                         =============    =============    =============


EARNINGS (LOSS) PER COMMON SHARE:

BASIC:

  Income before cumulative effect of a change in
    accounting principle                                                 $        1.49    $        0.08    $        1.11
  Cumulative effect of a change in accounting principle, net of tax      $       (2.09)   $          --    $          --
  Net income (loss)                                                      $       (0.60)   $        0.08    $        1.11
                                                                         =============    =============    =============

DILUTED:

  Income before cumulative effect of a change in
    accounting principle                                                 $        1.47    $        0.08    $        1.11
  Cumulative effect of a change in accounting principle, net of tax      $       (2.09)   $          --    $          --
  Net income (loss)                                                      $       (0.60)   $        0.08    $        1.11
                                                                         =============    =============    =============


The accompanying notes are an integral part of these financial statements.



18                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

ENESCO GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000



(In thousands, except per share amounts)             2002             2001             2000
Balance, beginning of year                      $     338,726    $     337,615   $     326,305

Net income (loss)                                      (8,358)           1,111          15,092
Cash dividends, $.28 per share in 2000                     --               --          (3,782)
                                                -------------    -------------   -------------
Balance, end of year                            $     330,368    $     338,726   $     337,615
                                                =============    =============   =============


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

ENESCO GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000


(In thousands)                                                     2002             2001             2000
Net income (loss)                                              $      (8,358)   $       1,111    $      15,092
                                                               -------------    -------------    -------------
Other comprehensive income:
Cumulative translation adjustments (no tax effects)                    3,010           (1,334)          (1,545)
                                                               -------------    -------------    -------------
Total other comprehensive income (loss)                                3,010           (1,334)          (1,545)
                                                               -------------    -------------    -------------
Comprehensive income (loss)                                    $      (5,348)   $        (223)   $      13,547
                                                               =============    =============    =============


The accompanying notes are an integral part of these financial statements.



ENESCO GROUP, INC. 2002 ANNUAL REPORT                                        19

CONSOLIDATED STATEMENTS OF CASH FLOWS

ENESCO GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands)                                                               2002             2001             2000
OPERATING ACTIVITIES:

Net income (loss)                                                        $      (8,358)   $       1,111    $      15,092
Cumulative effect of a change in accounting principle, net of taxes             29,031               --               --
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
   Depreciation and amortization of property, plant and equipment                5,014            5,071            5,948
   Amortization of goodwill                                                         --            1,950            2,658
   Deferred income taxes                                                         1,872           (8,450)          (1,052)
   (Gains) losses on sale of capital assets                                         12               96               24
   Changes in assets and liabilities:
     Accounts receivable                                                         5,141           13,707            7,182
     Inventories                                                                 9,070            3,479              902
     Prepaid expenses                                                              203              985               32
     Other assets                                                                1,125             (194)           5,746
     Accounts payable and accrued expenses                                     (11,081)           4,174          (11,127)
     Settlement of supplemental retirement plan                                     --               --             (928)
     Federal, state and foreign income taxes                                   (13,166)          (6,399)          (8,042)
     Long-term post-retirement benefits                                           (626)          (2,347)          (2,538)
                                                                         -------------    -------------    -------------
Net cash provided by operating activities                                       18,237           13,183           13,897
                                                                         -------------    -------------    -------------
INVESTING ACTIVITIES:
Purchase of property, plant and equipment                                       (4,284)          (2,729)          (4,794)
Proceeds from sales of property, plant and equipment                                99               37               48
                                                                         -------------    -------------    -------------
Net cash used by investing activities                                           (4,185)          (2,692)          (4,746)
                                                                         -------------    -------------    -------------
FINANCING ACTIVITIES:
Cash dividends                                                                      --               --           (3,782)
Net issuance (repayment) of notes and loans payable                             (6,858)          (7,134)         (13,925)
Exercise of stock options                                                          176               18               --
Other common stock issuance                                                        708              889            1,496
                                                                         -------------    -------------    -------------
Net cash used by financing activities                                           (5,974)          (6,227)         (16,211)
                                                                         -------------    -------------    -------------
Effect of exchange rate changes on cash and cash equivalents                     1,408             (338)             247
                                                                         -------------    -------------    -------------
Increase (decrease) in cash and cash equivalents                                 9,486            3,926           (6,813)
Cash and cash equivalents, beginning of year                                     7,932            4,006           10,819
                                                                         -------------    -------------    -------------
Cash and cash equivalents, end of year                                   $      17,418    $       7,932    $       4,006
                                                                         =============    =============    =============


The accompanying notes are an integral part of these financial statements.



20                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000


1.ACCOUNTING POLICIES:

The accompanying Consolidated Financial Statements include the accounts of Enesco Group, Inc. and subsidiaries ("Enesco"). All significant intercompany transactions have been eliminated in the Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management estimates. Actual results could differ from those estimates. Certain reclassifications have been made in the 2001 and 2000 financial statements to conform to the 2002 presentation, including reflection of freight costs billed to customers as revenue and co-op advertising allowances as contra revenue. Enesco's operations, which operate in a single industry segment, design, manufacture (primarily through third parties located in the Pacific Rim) and market a wide variety of licensed and proprietary branded gifts and collectibles to retailers primarily throughout the United States, Canada, Europe and Asia.

         Assets and liabilities of Enesco's foreign subsidiaries are translated into U.S. dollars at the exchange rate on the balance sheet date, while statement of income items are translated at average exchange rates for the year. Translation gains and losses are reported as a component of accumulated other comprehensive loss in shareholders' equity. Transaction gains and losses are reported in the consolidated statements of operations.

         The carrying amount of cash and cash equivalents and notes and loans payable approximate fair value. Enesco considers all highly liquid securities, including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

         Advertising costs are expensed in the year incurred. Advertising expense was $495 thousand in 2002, $860 thousand in 2001, and $2.1 million in 2000.

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

         Accounts receivable are reported net of allowances for uncollectible accounts and returns and allowances totaling $3.8 million and $4.6 million at December 31, 2002 and 2001 respectively.

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

         The major classes of inventories were as follows (in thousands):


                                          2002             2001
Raw materials                         $         369   $         504
Work in process                                  58              68
Finished goods in transit                     2,154           6,906
Finished goods                               45,753          48,959
                                      -------------   -------------
                                      $      48,334   $      56,437
                                      =============   =============

         Concentration of risk for Enesco exists in revenue from major product lines, foreign sources of inventory, market and geographic areas and trade receivables. The majority of product sales are items produced using licensed rights from third parties. The two largest licensed lines represented approximately 49% of total sales for 2002, 52% of total sales for 2001 and 52% of total sales for 2000. Extended credit terms are offered to customers. Enesco continually monitors and manages the risks associated with all these activities.

         Depreciation is provided over the estimated useful lives of the assets utilizing straight-line and declining balance methods.




ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

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

         On January 1, 2002, Enesco adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("FAS 142"). In accordance with FAS 142, Enesco ceased amortizing goodwill upon adoption. Historically, Enesco classified amortization of goodwill as a non-operating expense. Amortization is now classified as an operating expense. All periods presented have been reclassified to conform with the current presentation.

         The adoption of FAS 142 also required the performance of a goodwill impairment test as of January 1, 2002. The test for goodwill impairment involved a two step process. The first step, which was completed in the second quarter of 2002, compared the fair value of each reporting unit to its carrying amount. The second step was completed in the third quarter of 2002. Since the fair value of each reporting unit was less than its carrying amount, the amount of the impairment loss was measured by comparing the implied fair value of goodwill to its carrying amount. Since the carrying amount of goodwill at each reporting unit exceeded its implied fair value, an impairment loss equal to that excess was recorded. The total goodwill carrying value of $33.4 million was determined to be fully impaired. As of January 1, 2002, a charge of $29.0 million was recorded as the cumulative effect of a change in accounting principle, net of income tax benefits of $4.4 million, in the Statement of Operations for the year ended December 31, 2002.

         In accordance with FAS 142, 2001 and 2000 results have not been restated for the effects of ceasing goodwill amortization. Had goodwill amortization been discontinued effective January 1, 2000, net income (loss) and earnings (loss) per common share would have been as follows (in thousands, except per share data):

                                                                 YEAR ENDED DECEMBER 31
                                                          2002            2001             2000
Net income (loss):
As reported                                          $      (8,358)   $       1,111   $      15,092
Goodwill amortization,
  net of income taxes                                           --            1,679           2,409
                                                     -------------    -------------   -------------
As adjusted                                          $      (8,358)   $       2,790   $      17,501
                                                     =============    =============   =============

Earning (loss) per common share - basic:
As reported                                          $       (0.60)   $        0.08   $        1.11
Goodwill amortization,
  net of income taxes                                           --             0.12            0.18
                                                     -------------    -------------   -------------
As adjusted                                          $       (0.60)   $        0.20   $        1.29
                                                     =============    =============   =============


Earnings (loss) per common share - diluted:
As reported                                          $       (0.60)   $        0.08   $        1.11
Goodwill amortization,
  net of income taxes                                           --             0.12            0.17
                                                     -------------    -------------   -------------
As adjusted                                          $       (0.60)   $        0.20   $        1.28
                                                     =============    =============   =============


         Enesco has established accruals for taxes payable and potential tax assessments. The accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While Enesco believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities, often for an extended number of years after the filing dates. To the extent accruals differ from assessments, or when the open tax years are closed, the accruals are adjusted through the provision for income taxes. The majority of open tax years become closed for assessments at the end of December for the particular open year.

         Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, the dilutive effect of common share equivalents during the year.



22                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

Common share equivalents represent dilutive stock options and warrants using the treasury stock method. The number of shares used in the earnings per common share computation for 2002, 2001 and 2000 were as follows (in thousands):

                                           2002            2001            2000
Basic
  Average common shares
  outstanding                                13,854          13,708          13,562

Diluted
  Stock options and warrants                    256             128              74
                                      -------------   -------------   -------------
Average shares - diluted                     14,110          13,836          13,636

         Additional options to purchase 1.4 million, 1.9 million and 2.5 million shares were outstanding during 2002, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

         At December 31, 2002, the Company has six stock-based employee compensation plans, which are described more fully in Note 4, Shareholders' Equity. The Company accounts for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

                                                        YEAR ENDED DECEMBER 31
                                                   2002           2001            2000
Net income (loss) as reported                   $    (8,358)   $     1,111    $    15,092
Deduct: Total stock-based
employee compensation
expense determined under fair
value based method for all
awards, net of related tax effects                   (1,206)        (1,008)          (818)
                                                -----------    -----------    -----------
Pro forma net income (loss)                     $    (9,564)   $       103    $    14,274
                                                ===========    ===========    ===========

Earnings (loss) per share:
Basic and diluted - as reported                 $     (0.60)   $      0.08    $      1.11
                                                ===========    ===========    ===========
Basic and diluted - pro forma                   $     (0.69)   $      0.01    $      1.05
                                                ===========    ===========    ===========

2. NOTES AND LOANS PAYABLE:

Notes and loans payable and weighted-average interest rates at December 31, 2002 and 2001 were as follows (in thousands):

                               2002                           2001
                                    INTEREST                       INTEREST
                     BALANCE          RATE           BALANCE          RATE
Notes under
committed
bank lines        $          --              --   $       6,749             3.6%
                  =============   =============   =============   =============

Total interest paid was $772 thousand in 2002, $1.7 million in 2001 and $3.3 million in 2000.

         In August 2000, Enesco entered into a $50 million revolving credit facility to replace an expiring revolving credit facility. The credit agreement contains financial and operating covenants including restrictions on incurring indebtedness and liens, selling property, repurchasing Enesco's shares and paying dividends. In addition, Enesco is required to satisfy fixed charge coverage ratio and leverage ratio tests at the end of each quarter. The credit agreement, as amended, grants a security interest in Enesco's domestic accounts receivable, inventory and real estate. In January 2003, the security interest in Enesco's domestic inventory was released. The credit agreement is scheduled to expire in May 2003. Enesco is pursuing various options to meet capital and operating needs after the current arrangement expires. As of December 31, 2002, Enesco was in compliance with all covenants under the revolving credit agreement. At December 31, 2002, Enesco had formal and informal unused lines of credit of approximately $63 million. The informal lines are bank lines that have no commitment fees.

3. EMPLOYEE BENEFIT PLANS:

Long-term post-retirement benefits at December 31, 2002 and 2001 were as follows (in thousands):

                                              2002           2001
Post-retirement benefits                   $     1,623   $     1,648
Corporate headquarters closing                      40           493
Supplemental 401(k)                                923           882
Deferred compensation/severance                    506           695
                                           -----------   -----------
Balance sheet total                        $     3,092   $     3,718
                                           ===========   ===========



ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

         Enesco has established grantor trusts to fund its non-qualified supplemental retirement plans. The trusts are irrevocable and assets contributed are subject to the claims of creditors and, therefore, are not considered plan assets reportable as a funding component under paragraph 19 of SFAS No. 87. The assets held in these trusts at December 31, 2002 and 2001 are accounted for at market value and amounted to $900 thousand at the end of each year. These assets are included in other assets in the accompanying consolidated balance sheets. During 2000, Enesco made lump-sum payments of $17 million and recognized a $3 million settlement gain on the termination of various non-qualified supplemental retirement plans from a grantor trust.

         The following table summarizes the components of net periodic benefit costs (in thousands):

                                         2002          2001           2000
COMPONENTS OF NET
PERIODIC BENEFIT COST:
Service cost                          $        --   $        --   $        --
Interest cost                                  --            --           410
                                      -----------   -----------   -----------
                                               --            --           410

Additional FAS 88
(gain) recognized due to
settlement/actuarial (gain)                    --            --        (3,046)
                                      -----------   -----------   -----------
Net periodic benefit
cost (income)                         $        --   $        --   $    (2,636)
                                      ===========   ===========   ===========

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

         The following table sets forth the funded status of the plan included in Enesco's consolidated balance sheets at December 31, 2002 and 2001 (in thousands):

                                                   2002           2001
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year         $     1,648    $     2,308
Service cost                                             --             --
Interest cost                                            80             82
Actuarial loss (gain)                                   148           (646)
Benefits paid                                          (135)           (96)
                                                -----------    -----------
Benefit obligation at end of year               $     1,741    $     1,648
                                                -----------    -----------
FUNDED STATUS:
(Accrued) benefit cost                          $    (1,741)   $    (1,648)
                                                ===========    ===========

         Net periodic post-retirement benefit expense includes the following components (in thousands):

                                                   2002          2001           2000
Service cost                                    $        --   $        --    $       393
Interest cost                                            80            82            115
Recognized actuarial loss (gain)                        148          (646)        (1,094)
                                                -----------   -----------    -----------
Net period benefit cost (income)                $       228   $      (564)   $      (586)
                                                ===========   ===========    ===========

         A 15% annual rate of increase in per capita cost of covered health care benefits was assumed for periods after December 31, 2002. Participants with fixed dollar benefits are included at actual cost. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 2002, by $56 thousand and the interest cost components of the net post-retirement benefit expense for the year then ended by $11 thousand. The weighted-average discount rate used in determining the accumulated post-retirement benefit was 5%.

         In addition, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, profit sharing and retirement plan expense amounted to $2.0 million in 2002, $2.3 million in 2001 and $2.1 million in 2000.



24                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

4. SHAREHOLDERS' EQUITY:

Pursuant to action by Enesco's Board of Directors (the "Board") on July 22, 1998, effective with the expiration on September 19, 1998 of the stock purchase rights then existing under Enesco's Stockholder Rights Plan, one new right for each outstanding share of Enesco's common stock was issued (a "New Right") under a Renewed Rights Agreement. Each New Right initially represents the right to purchase one share of common stock for $125. The New Rights will only become exercisable, or separately transferable, promptly after Enesco announces that a person has acquired or tendered for 15% or more, or promptly after a tender offer commences that could result in ownership of 15% or more, of the common stock then outstanding.

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

         In 1996, the shareholders approved a Stock Option Plan previously adopted by the Board of Directors, which provides for both incentive and non-qualified stock options. Options for up to 1.5 million shares of common stock may be granted under the 1996 Plan. The 1996 Plan, as amended by the Board in 1998, provides that non-qualified options for 1,500 shares of common stock be granted annually to each non-employee Director then serving. Enesco also has 1991 and 1984 Stock Option Plans, which provide for both incentive and non-qualified stock options, under which options for up to 2 million and 3 million shares of common stock, respectively, could be granted. No further options may be granted under the 1984 and 1991 Plans. All three Plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1996 and 1991 Plans, of options to acquire shares of common stock at a price not less than their fair market value at the time of grant.

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

         At December 31, 2002, Enesco had six stock-based compensation (fixed option) plans, which are described above. Enesco applies the intrinsic value-based method allowed under APB Opinion No.25 and related interpretations in accounting for its fixed stock option plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for option grants since 1994 under Enesco's six stock-based compensation plans been determined by applying the fair value based method provided for in FAS No.123, Enesco's net income (loss) and earnings (loss) per common share for 2002,



ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

2001 and 2000 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                            2002            2001         2000
Net income            As reported       $   (8,358)     $   1,111    $   15,092
(loss)                Pro forma         $   (9,564)     $     103    $   14,274

Earnings (loss)
per common            As reported       $   (0.60)      $    0.08    $     1.11
share diluted         Pro forma         $   (0.69)      $    0.01    $     1.05

         The options granted in 2002, 2001 and 2000 were under the 1996 Plan and the 1991 Plan. The fair value of each option grant in 2002, 2001 and 2000 was estimated at the time of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                           2002        2001         2000
Dividend yield yearly                      0.0%         0.0%         7.6%
Expected volatility                       70.0%        85.0%        65.0%
Risk-free interest rate                    4.9%         4.4%         6.4%
Expected life (years)                      8.0          6.0          5.0
Weighted-average grant-date
  fair value of options granted
  during the year, per share          $   5.20    $    4.13    $    1.73

         Stock option status and activity under Enesco's six stock-based compensation (fixed option) plans is summarized as follows:

                                                       WEIGHTED-
                                                        AVERAGE
                                         SHARES        EXERCISE
FIXED OPTIONS                            (000S)         PRICE
Outstanding at December 31, 1999            3,318    $     28.07

Granted                                       636           4.87
Forfeited                                  (1,152)         27.70
                                      -----------    -----------
Outstanding at December 31, 2000            2,802          22.95

Granted                                       826           5.58
Exercised                                      (4)          4.81
Forfeited                                    (778)         17.58
                                      -----------    -----------
Outstanding at December 31, 2001            2,846          19.41

Granted                                       448           7.04
Exercised                                     (36)          4.88
Forfeited                                    (522)         25.98
                                      -----------    -----------
Outstanding at December 31, 2002            2,736    $     16.32
                                      ===========    ===========


                                        2002      2001     2000
FIXED OPTIONS                          SHARES    SHARES   SHARES
                                       (000S)    (000S)   (000S)
Options exercisable at year end        1,301     1,301    1,535


         A summary of information regarding fixed stock options outstanding at December 31, 2002, is as follows:


                        NUMBER         WEIGHTED-AVERAGE                            NUMBER
RANGE OF            OUTSTANDING AT        REMAINING           WEIGHTED-AVERAGE  EXERCISABLE AT          WEIGHTED-AVERAGE
EXERCISE PRICES     12/31/02 (000S)    CONTRACTUAL LIFE        EXERCISE PRICE   12/31/02 (000S)          EXERCISE PRICE
$  4 to $ 15            1,324                 8                    $ 6.05            468                      $ 5.48
$ 15 to $ 26              438                 6                    $17.05            216                      $17.10
$ 26 to $ 36              974                 3                    $29.95            617                      $30.38
------------        ---------------    ----------------       ---------------   ---------------          ---------------
$  4 to $ 36            2,736                 6                    $16.32          1,301                      $19.21




26                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

      An analysis of treasury stock transactions for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands):

                                     COMMON STOCK
                                 SHARES           COST
Balance at December 31, 1999       11,753      $ 260,938
Issue of PAYSOP shares                (16)          (179)
Investment Savings Plan -
  401(k) issues                       (69)          (780)
Non-Employee Director
  Stock Plan issues                   (52)          (580)
                                ---------      ---------
Balance at December 31, 2000       11,616        259,399

Exercise of Stock Options              (4)           (42)
Issue of PAYSOP shares                (17)          (190)
Investment Savings Plan -
  401(k) issues                       (85)          (957)
Non-Employee Director
  Stock Plan issues                   (51)          (582)
                                ---------      ---------
Balance at December 31, 2001       11,459        257,628

Exercise of Stock Options             (36)          (409)
Issue of PAYSOP shares                (21)          (236)
Investment Savings Plan -
  401(k) issues                       (64)          (719)
Non-Employee Director
  Stock Plan issues                   (19)          (219)
                                ---------      ---------
Balance at December 31, 2002       11,319      $ 256,045
                                =========      =========

      In 1985, Enesco approved a Payroll-Based Stock Ownership Plan ("PAYSOP") which provides common stock to eligible employees and allows Enesco a federal income tax deduction equal to the market value of the issued stock. The PAYSOP Plan was merged into the retirement plan on January 1, 2000.

      In 1987, Enesco introduced an Investment Savings Plan in accordance with
Section 401(k) of the Internal Revenue Code. One of the features of this retirement savings plan provides common stock to eligible employees and allows Enesco a Federal income tax deduction equal to the market value of the issued stock. Compensation expense for common stock issued was $435 thousand for 2002, $481 thousand for 2001 and $412 thousand for 2000.

      The Non-Employee Director Stock Plan allows for an annual retainer of 950 shares of common stock and an additional amount of common stock worth $15 thousand per annum valued as of the day following the annual meeting for each non-employee Director who is not the Chairman of the Board. Compensation expense for common stock issued to non-employee Directors was $137 thousand for 2002, $297 thousand for 2001 and $102 thousand for 2000.

      An analysis of the changes in capital in excess of par value for the years ended December 31, 2002 and 2001 is as follows (in thousands):


                                   Increase / (Decrease)
                                     2002        2001
PAYSOP                             $ (100)     $  (80)
401(k) plan                          (284)       (476)
Non-employee director                 (82)       (285)
Exercise of stock options            (232)        (23)
                                   ------      ------
Total                              $ (698)     $ (864)
                                   ======      ======

      Other comprehensive income or loss consists only of cumulative foreign currency translation adjustments.

      On June 28, 2000, Enesco entered into a licensing agreement with Time Warner Entertainment Company, LP. Pursuant to this agreement, Enesco issued Time Warner a warrant to purchase 200,000 shares of Enesco's common stock at an exercise price of $4.375 per share. This warrant expires June 27, 2005, subject to certain extensions. The warrant's fair value of $529 thousand, which was included in capital in excess of par value, was determined using the Black-Scholes pricing model, assuming an expected life of five years, a dividend yield of 0%, a risk-free interest rate of 6.789% and a volatility factor of 64%. The fair value of the warrant was amortized as a component of royalty expense in cost of sales over the term of the licensing agreement.


ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000


5. GEOGRAPHIC OPERATING SEGMENTS (in thousands):
Enesco operates in one industry segment, giftware and collectible sales at wholesale, predominately in two major geographic areas (United States and International).

GEOGRAPHIC AREAS                     2002            2001            2000
NET SALES
United States                     $  177,757      $  191,399      $  246,868
United States
 inter-company                        (1,969)         (1,984)         (2,014)
International                         78,704          78,389          79,968
International
 inter-company                          (704)           (697)         (1,022)
                                  ----------      ----------      ----------
  Total consolidated              $  253,788      $  267,107      $  323,800
                                  ==========      ==========      ==========

OPERATING PROFIT (LOSS)
United States                     $    4,927      $  (14,925)     $      921
International                          8,843           5,377           5,508
                                  ----------      ----------      ----------
Total consolidated                $   13,770      $   (9,548)     $    6,429
                                  ==========      ==========      ==========

LONG-LIVED ASSETS
United States
 Property, Plant &
 Equipment, net                   $   21,354      $   21,512      $   23,238
Other Assets                          23,038          40,666          34,232
                                  ----------      ----------      ----------
Total United States                   44,392          62,178          57,470
International
 Property, Plant &
 Equipment, net                        4,875           5,070           6,011
Other Assets                              57          13,678          14,843
                                  ----------      ----------      ----------
Total International                    4,932          18,748          20,854
                                  ----------      ----------      ----------
Total consolidated                $   49,324      $   80,926      $   78,324
                                  ==========      ==========      ==========

CAPITAL EXPENDITURES
United States                     $    3,323      $    1,880      $    3,723
International                            961             849           1,071
                                  ----------      ----------      ----------
Total consolidated                $    4,284      $    2,729      $    4,794
                                  ==========      ==========      ==========

DEPRECIATION AND AMORTIZATION

United States                     $    3,481      $    4,707      $    6,065
International                          1,533           2,314           2,541
                                  ----------      ----------      ----------
Total consolidated                $    5,014      $    7,021      $    8,606
                                  ==========      ==========      ==========

      Total sales in the United Kingdom for 2002, 2001 and 2000 were $45.1 million, $45.3 million and $44.9 million, respectively. Total long-lived assets in the United Kingdom at December 31, 2002, 2001 and 2000 were $3.7 million, $14.5 million and $15.9 million, respectively.

      Transfers between geographic areas are made at the market value of the merchandise transferred. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales.


6. INCOME TAXES:

The domestic and foreign components of the current and deferred income tax assets and liabilities consist of the following (in thousands):

CURRENT DEFERRED TAX ASSETS                 2002         2001
Federal--
 Inventory                                $  1,522     $  4,054
 Bad debt reserve                              491          654
 NOL carryforward                              932        1,402
 Returns and allowances reserve                300          442
 Other items, net                            1,293        1,149

State--
 Inventory                                     381        1,013
 Bad debt reserve                              123          164
 NOL carryforward                              233          350
 Returns and allowances reserve                 75          110
 Other items, net                              264          288

Foreign--
 Other items, net                              732        1,088
                                          --------     --------
Total Current Deferred Tax Assets         $  6,346     $ 10,714
                                          ========     ========

NON-CURRENT DEFERRED TAX ASSETS
Federal--
 NOL carryforward                         $ 16,033     $ 13,849
 Post-retirement benefits                      962        1,190
 Other items, net                               36           --

State--
 NOL carryforward                            4,008        3,462
 Post-retirement benefits                      240          298
 Other items, net                                9           --

Foreign--
 Other items, net                              921          981
                                          --------     --------
Total Non-Current Deferred Tax Assets     $ 22,209     $ 19,780
                                          ========     ========

DEFERRED TAX LIABILITIES
Federal--
 Acquisition step-up amortization
  adjustment                              $     --     $  3,558
 Accelerated depreciation                      542          598

State--
 Acquisition step-up amortization
  adjustment                                    --          890
 Accelerated depreciation                      135          149

Foreign--
 Other items, net                               26           25
                                          --------     --------
Total Deferred Tax Liabilities            $    703     $  5,220
                                          ========     ========


28                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

      The United States net deferred tax assets are expected to become realizable in future years with future United States taxable income exclusive of reversing temporary differences, consistent with Enesco's history. The United States NOL carryforwards expire in 2020, 2021 and 2022.

      The domestic and foreign components of income (loss) before income taxes and cumulative effect of a change in accounting principle are as follows (in thousands):

                 2002          2001          2000
Domestic       $ (8,301)     $(27,669)     $ (7,817)
Foreign          20,077        15,627        12,970
               --------      --------      --------
               $ 11,776      $(12,042)     $  5,153
               ========      ========      ========

      The provision for (benefit from) income taxes consists of the following (in thousands):

                            2002          2001          2000
CURRENTLY PAYABLE:
United States Federal     $ (9,583)     $ (9,881)     $(12,528)
United States State         (4,669)        1,210          (461)
Foreign                      3,483          (326)        1,998
                          --------      --------      --------
                           (10,769)       (8,997)      (10,991)
                          ========      ========      ========

DEFERRED:
United States Federal        1,164        (4,110)        1,834
United States State            291        (1,027)         (590)
Foreign                        417           981          (192)
                          --------      --------      --------
                             1,872        (4,156)        1,052
                          --------      --------      --------
                          $ (8,897)     $(13,153)     $ (9,939)
                          ========      ========      ========


A reconciliation of the total effective income tax rate to the statutory Federal income tax rate is as follows:


                                      2002           2001           2000
Statutory income tax rate               35.0%          35.0%          35.0%
State taxes, net of
  federal income tax effect             (4.5)          (2.8)         (13.3)
Impact of foreign tax rates
  and credits                            1.3           (5.8)           1.1
Impact of
  nondeductible expenses                 2.4            4.7           17.2
                                    --------       --------       --------
Subtotal effective
  income tax rate                       34.2%          31.1%          40.0%
Prior year tax benefit                (109.8)          78.1         (232.9)
                                    --------       --------       --------
Total effective income tax rate         75.6%         109.2%        (192.9%)
                                    ========       ========       ========

      The 2002 benefit of $12.9 million, the 2001 benefit of $9.4 million and the 2000 benefit of $12.0 million relate primarily to prior year accruals which were no longer required due primarily to completed tax audits and closed tax years for a number of taxing authorities worldwide. An income tax benefit of $4.4 million was recorded as a component of the cumulative effect of a change in accounting principle in the Statement of Operations for the year ended December 31, 2002.

      Enesco made income tax payments of $1.5 million in 2002, $2.1 million in 2001 and $2.0 million in 2000.

7.  OTHER INCOME (EXPENSE), NET:

Other income (expense), net consists of the following (in thousands):

                                        2002          2001          2000
Foreign currency (loss)               $    (16)     $    (12)     $    (69)
Gain (loss) on sale of
  fixed assets                             (12)          (96)          (24)
Bank charges and other                  (1,505)       (1,234)          852
                                      --------      --------      --------
                                      $ (1,533)     $ (1,342)     $    759
                                      ========      ========      ========

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

      Enesco's current hedging activity is limited to foreign currency purchases and intercompany foreign currency transactions. The purpose of Enesco's foreign currency hedging activities is to protect Enesco from the risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. Enesco hedges these exposures by entering into various short-term foreign exchange forward contracts. Under FAS 133, the instruments are carried at fair value in the balance sheet as a component of other current assets or other current liabilities. Changes in the fair value of foreign exchange forward contracts that meet the applicable


ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         29

'

hedging criteria of FAS 133 are recorded as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Changes in the fair value of foreign exchange forward contracts that do not meet the applicable hedging criteria of FAS 133 are recorded currently in income as cost of sales or foreign exchange gain or loss, as applicable. Hedging activities did not have a material impact on results of operations or financial condition during 2002.

      To manage foreign currency risk, as of December 31, 2002, Enesco entered into a forward exchange agreement with a notional value of $8.0 million to mature within two days. This contract was a sale of U.S. dollars and a purchase of British pounds sterling at an average exchange rate of 1.60. The fair value of this contract is not significant. As of December 31, 2002, Enesco had no interest bearing debt outstanding.

9. COMMITMENTS AND CONTINGENCIES:

Enesco incurred rental expense under operating leases of $3.8 million in 2002, $4.5 million in 2001 and $5.0 million in 2000.

      The minimum rental commitments under noncancelable operating leases as of December 31, 2002, are as follows (in thousands):

                                             AGGREGATE
PERIOD                                          AMOUNT
2003                                         $   3,400
2004                                             2,600
2005                                             1,700
2006                                             1,300
2007                                               700
Later years                                        500
                                             ---------
Total minimum future rentals                 $  10,200
                                             =========

      Enesco has entered into various licensing agreements requiring royalty payments ranging from 1.5% to 18% of specified product sales. Royalty expenses, which are charged to cost of sales under these licensing agreements, totaled $21.3 million in 2002, $24.2 million in 2001 and $28.0 million in 2000. Pursuant to various licensing agreements, the future minimum guaranteed royalty payments are $15.4 million in 2003, $15.3 million in 2004, $15.1 million in 2005, $15.0 million in 2006 and $15.0 million in 2007. Under the terms of certain royalty agreements, royalty payments made may be subject to audit. Historically, audit adjustments have not been significant nor does Enesco expect future audit adjustments to be significant.

      There are various legal proceedings pending against Enesco which have arisen during the normal course of business. Management believes the ultimate outcome of those legal proceedings will not have a material adverse impact on the financial position or results of operations of Enesco.


10. CORPORATE HEADQUARTERS CLOSING RESERVE

In 1997, Enesco's Board of Directors decided to move its corporate headquarters from Massachusetts to Illinois. At that time, provisions were recorded to cover the costs relating to the closing of the Massachusetts site. At December 31, 2002, the corporate headquarters closing accrual totaled $500 thousand, a decrease of $700 thousand from December 31, 2001, relating to payments made in 2002. Due to the duration and timing of severance provisions and related benefits, the accrual will not be fully utilized until the first quarter of 2004. The accrual is expected to be utilized as follows: $400 thousand in 2003 and $100 thousand in 2004.


11. WORKFORCE REDUCTIONS

On May 3, 2001, Enesco reduced its workforce in the United States by 120 positions, or approximately 14%. This workforce reduction affected clerical and professional employees and was expected to generate annual savings of approximately $8 million. One-time severance costs approximating $500 thousand were recorded in the second quarter of 2001. On August 29, 2001, Enesco reduced its workforce in the United States by an additional 45 positions generating an estimated $3.5 million of annual savings. In September 2001, Enesco closed a manufacturing plant in the U.K., also eliminating approximately 45 positions, generating savings of $700 thousand annually. The one-time costs associated with the third quarter U.S. and U.K. workforce reductions totaled $360 thousand. In the fourth quarter of 2001, Enesco recorded $70 thousand of severance costs related to U.S. workforce reductions.

      In 2002, Enesco further reduced its workforce in the United States and the United Kingdom. The 2002 workforce reductions impacted approximately 76 employees and are expected to generate annual savings of approximately $2.7 million. Severance costs of approximately $346 thousand were recorded in 2002. As of December 31, 2002, $154 thousand remains to be paid to former employees relating to the 2002 workforce reductions.

30                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Shareholders and Board of Directors of Enesco Group, Inc.:


We have audited the accompanying consolidated balance sheet of Enesco Group, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, retained earnings, comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying 2001 and 2000 consolidated financial statements of Enesco Group, Inc. and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in Note 1 to the consolidated financial statements, in their report dated February 20, 2002.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

      As discussed above, the 2001 and 2000 consolidated financial statements of Enesco Group, Inc. and subsidiaries were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.


KPMG LLP


Chicago, Illinois
February 18, 2003


ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         31

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP


Chicago, Illinois
February 20, 2002


   -----------------------------------------------------------------------------
   This report is a copy of a report previously issued by Arthur Andersen LLP. Arthur Andersen LLP has not reissued the report. The prior-period financial statements covered by the report have been revised to include the transitional disclosures required by FAS 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002.
   -----------------------------------------------------------------------------


32                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

STOCK MARKET, DIVIDEND AND SHAREHOLDER INFORMATION

                          2002                                          2001
---------------------------------------------------     ----------------------------------------
                                    MARKET PRICE                                  Market Price
QUARTER          DIVIDEND         HIGH        LOW       Quarter     Dividend     High      Low
First            $     --        $ 7.00      $ 5.50     First       $     --    $ 6.85   $  4.63

Second                 --          9.10        6.50     Second            --      7.24      5.12

Third                  --          9.21        6.25     Third             --      7.26      3.96

Fourth                 --          7.85        5.45     Fourth            --      7.31      3.30


Enesco Group, Inc.'s Common Stock is traded on the New
York Stock Exchange and Pacific Exchange (symbol: ENC).
The table shows, for the indicated periods, the high and low price range. As of December 31, 2002, there were 2,547 record holders of the Common Stock.

ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         33

QUARTERLY RESULTS (UNAUDITED):

ENESCO GROUP, INC.

The following tables set forth information with respect to the consolidated quarterly results of operations for 2002 and 2001. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.

      In the fourth quarter of 2002, Enesco recognized a $12.9 million tax benefit primarily for prior year tax accruals that were no longer required.

      In the fourth quarter of 2001, Enesco recognized a $9.4 million tax benefit primarily for prior year tax accruals that were no longer required. Also in the fourth quarter of 2001, Enesco recorded an $8.7 million pretax charge to write down inventory to its net realizable value following a product rationalization program.

(In thousands, except per share amounts)                 FOR THE THREE MONTHS ENDED
                                          --------------------------------------------------------
                                          MARCH 31,        JUNE 30,       SEPT. 30,      DEC. 31,
                                             2002            2002           2002           2002
Net revenues                              $   54,877      $   66,489     $   69,043     $   63,379
Cost of sales                                 30,691          40,006         40,412         35,587
                                          ----------      ----------     ----------     ----------
Gross profit                                  24,186          26,483         28,631         27,792
Selling, distribution, general
  and administrative expenses                 26,398          22,808         21,896         22,220
                                          ----------      ----------     ----------     ----------

Operating profit (loss)                   $   (2,212)     $    3,675     $    6,735     $    5,572
                                          ==========      ==========     ==========     ==========
Net income (loss)                         $  (30,438)     $    1,797     $    4,401     $   15,882
                                          ==========      ==========     ==========     ==========
Earnings (loss) per common share:
  Basic                                   $    (2.20)     $     0.13     $     0.32     $     1.14
                                          ==========      ==========     ==========     ==========
  Diluted                                 $    (2.20)     $     0.13     $     0.31     $     1.12
                                          ==========      ==========     ==========     ==========

                                                         FOR THE THREE MONTHS ENDED
                                          --------------------------------------------------------
                                          MARCH 31,        JUNE 30,        SEPT. 30,      DEC. 31,
                                             2001            2001            2001           2001
Net revenues                              $   62,236      $   67,152      $   77,177     $   60,542
Cost of sales                                 34,202          35,166          45,436         46,085
                                          ----------      ----------      ----------     ----------
Gross profit                                  28,034          31,986          31,741         14,457
Selling, distribution, general
  and administrative expenses                 33,569          33,863          23,843         22,541
Amortization of goodwill                         489             487             487            487
                                          ----------      ----------      ----------     ----------

Operating profit (loss)                   $   (6,024)     $   (2,364)     $    7,411     $   (8,571)
                                          ==========      ==========      ==========     ==========

Net income (loss)                         $   (3,440)     $   (2,695)     $    4,370     $    2,876
                                          ==========      ==========      ==========     ==========
Earnings (loss) per common share:
  Basic and diluted                       $    (0.25)     $    (0.20)     $     0.32     $     0.21
                                          ==========      ==========      ==========     ==========


The sum of basic and diluted earnings (loss) per share for 2002 quarters does not equal the full year amount due to rounding and the impact of changes in average shares outstanding.


34                                         ENESCO GROUP, INC. 2002 ANNUAL REPORT

FINANCIAL HIGHLIGHTS LAST FIVE YEARS

ENESCO GROUP, INC.

The financial data set forth below should be read in connection with the financial statements, accompanying notes and Management's Discussion and Analysis on the preceding pages.

(In thousands, except per share amounts)                2002             2001             2000             1999             1998
Net revenues(1)                                     $  253,788       $  267,108       $  323,800       $  390,069       $  456,828
Cost of sales(2)                                       146,696          160,889          184,897          224,750          249,625
                                                    ----------       ----------       ----------       ----------       ----------
Gross profit                                           107,092          106,219          138,983          165,319          207,203
Selling, distribution, general
  and administrative expenses                           93,322          113,817          129,816          141,668          158,095
Amortization of goodwill and other intangibles(3)           --            1,950            2,658            2,224           49,195
                                                    ----------       ----------       ----------       ----------       ----------
Operating profit (loss)                                 13,770           (9,548)           6,429           21,427              (87)
Interest expense                                          (747)          (1,523)          (3,196)          (2,994)          (3,575)
Interest income                                            286              371            1,161              579              795
Other income (expense), net                             (1,533)          (1,342)             759              273             (428)
                                                    ----------       ----------       ----------       ----------       ----------
Income (loss) before income taxes and cumulative
  effect of a change in accounting principle            11,776          (12,042)           5,153           19,285           (3,295)
Income taxes(4)                                         (8,897)         (13,153)          (9,939)          (7,591)          19,148
                                                    ----------       ----------       ----------       ----------       ----------
Income before cumulative effect of a change in
  accounting principle                                  20,673            1,111           15,092           26,876          (22,443)
Cumulative effect of a change in accounting
  principle, net of income taxes                       (29,031)              --               --               --               --
                                                    ----------       ----------       ----------       ----------       ----------
Net income (loss)                                   $   (8,358)      $    1,111       $   15,092       $   26,876       ($  22,443)
                                                    ==========       ==========       ==========       ==========       ==========

EARNINGS (LOSS) PER COMMON SHARE:
Basic:   Income before cumulative effect of a
          change in accounting principle            $     1.49       $     0.08       $     1.11       $     1.88       $    (1.38)
         Cumulative effect of a change in
          accounting principle, net of tax               (2.09)              --               --               --               --
         Net income (loss)                               (0.60)            0.08             1.11             1.88            (1.38)
                                                    ----------       ----------       ----------       ----------       ----------

Diluted: Income before cumulative effect of a
          change in accounting principle            $     1.47       $     0.08       $     1.11       $     1.87       $    (1.38)
         Cumulative effect of a change in
          accounting principle, net of tax               (2.09)              --               --               --               --
         Net income (loss)                               (0.60)            0.08             1.11             1.87       $    (1.38)
                                                    ----------       ----------       ----------       ----------       ----------

Average shares of common stock - basic                  13,854           13,708           13,562           14,329           16,208
Average shares of common stock - diluted                14,110           13,836           13,636           14,371           16,258
Shares of common stock outstanding at year end          13,909           13,769           13,612           13,476           15,852
                                                    ----------       ----------       ----------       ----------       ----------
Market value per common share at year end           $     7.08       $     6.30       $     4.69       $    11.06       $    23.25
Cash dividends declared                             $       --       $       --       $    3,782       $   15,906       $   18,028
Dividends declared per common share                 $       --       $       --       $     0.28       $     1.12       $     1.12
                                                    ----------       ----------       ----------       ----------       ----------
Capital expenditures                                $    4,284       $    2,729       $    4,794       $    5,058       $    4,520
Depreciation                                        $    5,014       $    5,071       $    5,948       $    5,285       $    5,649
Working capital                                     $   76,099       $   54,389       $   58,931       $   42,434       $   74,856
Total assets                                        $  179,785       $  219,551       $  231,479       $  277,367       $  319,949
Total long-term liabilities                         $    3,795       $    8,938       $   11,562       $   34,237       $   38,537
Shareholders' equity                                $  121,913       $  126,377       $  125,693       $  114,432       $  150,581
                                                    ----------       ----------       ----------       ----------       ----------
Book value per common share                         $     8.76       $     9.18       $     9.23       $     8.49       $     9.50
Return on average shareholders' equity                      (7%)              1%              13%              20%             (12%)
                                                    ----------       ----------       ----------       ----------       ----------

(1) Revenue figures include shipping and handling costs billed to customers and are reduced by co-op advertising allowances.

(2) Cost of sales includes non-cash charges of $8.7 million in 2001, $2.9 million in 2000 and $9.6 million in 1999.

(3) Amortization of goodwill includes a $46 million goodwill write-down in 1998.

(4) The provision for income taxes includes a $12.9 million benefit in 2002, a $9.4 million benefit in 2001, a $12 million benefit in 2000, and a $15 million benefit in 1999 related primarily to reversals of prior year tax accruals.


ENESCO GROUP, INC. 2002 ANNUAL REPORT                                         35